                                                      REGISTRATION NO. 333-39283


   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1997.

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                          THE COLONIAL BANCGROUP, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

           DELAWARE                           6711                          63-0661573
   (State of Incorporation)       (Primary Standard Industrial           (I.R.S. Employer
                                   Classification Code Number)          Identification No.)

         ONE COMMERCE STREET, SUITE 800                                 (334) 240-5000
           MONTGOMERY, ALABAMA 36104                                   (Telephone No.)
    (Address of principal executive offices)

                             ---------------------
                              W. FLAKE OAKLEY, IV
                                   SECRETARY
                              POST OFFICE BOX 1108
                         MONTGOMERY, ALABAMA 36101-1108
                    (Name and address of agent for service)
                             ---------------------
                                   COPIES TO:

          WILLIAM A. MCCRARY, ESQUIRE                            WILLIAM J. SCHIFINO, ESQUIRE
        VICE PRESIDENT AND LEGAL COUNSEL                          SCHIFINO & FLEISCHER, P.A.
               COLONIAL BANCGROUP                             ONE TAMPA CITY CENTER, SUITE 2700
                 P.O. BOX 1108                                    201 NORTH FRANKLIN STREET
         MONTGOMERY, ALABAMA 36101-1108                              TAMPA, FLORIDA 33602
           TELEPHONE: (334) 240-5315                              TELEPHONE: (813) 223-1535
           FACSIMILE: (334) 265-4533                              FACSIMILE: (813) 223-3070

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective time of the proposed merger of South Florida Banking Corp. ("South Florida") with and into the Registrant (the "Merger") as described in the Agreement and Plan of Merger, dated as of September 4, 1997, attached as Exhibit A to the Proxy Statement and Prospectus forming a part of this Registration Statement.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON EACH SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
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                          SOUTH FLORIDA BANKING CORP.

                             27975 OLD 41 ROAD, SE
                         BONITA SPRINGS, FLORIDA 34135


                                                               December   , 1997


Dear Shareholder:


     On behalf of the Board of Directors, we cordially invite you to attend a Special Meeting of the Shareholders (the "Special Meeting") of South Florida Banking Corp. ("South Florida"), to be held at the First National Bank of Florida at Bonita Springs headquarters at 27975 Old 41 Road, SE, Bonita Springs,
Florida 34135, on                          1998, at           p.m., local time.



     As described in the enclosed Proxy Statement-Prospectus, South Florida shareholders will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of September 4, 1997 (the "Merger Agreement"), among The Colonial BancGroup, Inc. ("BancGroup") and South Florida, providing for the merger (the "Merger") of South Florida with and into BancGroup, with BancGroup being the corporation surviving the Merger. Upon consummation of the Merger, each issued and outstanding share of South Florida common stock, $1.00 par value ("South Florida Common Stock") will be converted into the right to receive 1.5746 shares of BancGroup common stock, $2.50 par value ("BancGroup Common Stock"), which is expected to result in the issuance of
up to                shares, or approximately           % of the then
outstanding BancGroup Common Stock. Cash will be issued in lieu of fractional shares.


     Further information concerning the Merger is contained in the accompanying Notice of Special Meeting and the Proxy Statement-Prospectus. The Proxy Statement-Prospectus contains a detailed description of the Merger Agreement, its terms and conditions, and the transactions contemplated thereby. PLEASE REVIEW THESE MATERIALS CAREFULLY AND CONSIDER THOUGHTFULLY THE INFORMATION SET FORTH THEREIN.

     THE BOARD OF DIRECTORS OF SOUTH FLORIDA BELIEVES THE MERGER IS IN THE BEST INTERESTS OF SOUTH FLORIDA'S SHAREHOLDERS, HAS APPROVED UNANIMOUSLY THE MERGER AGREEMENT, AND RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

     YOUR VOTE IS IMPORTANT! South Florida's management team would greatly appreciate your attendance at the Special Meeting. However, since the affirmative vote of the holders of a majority of the outstanding South Florida Common Stock is necessary to adopt the Merger Agreement and to approve the merger, it is important that your shares be represented at the Special Meeting, whether or not you plan to attend. Accordingly, we urge you to complete, sign, and date the enclosed proxy card and return it in the enclosed prepaid envelope as soon as possible, even if you currently plan to attend the Special Meeting. Submitting a proxy will not prevent you from voting in person, but will assure that your vote is counted if you should be unable to attend the Special Meeting. If you do attend the Special Meting and desire to vote in person, you may do so by withdrawing your proxy at that time. Your prompt cooperation will be greatly appreciated.

                                          Very truly yours,

                                          /s/ MATHEW W. WOOD

                                                     Matthew W. Wood
                                                        President

                          SOUTH FLORIDA BANKING CORP.

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON             , 1998


To the Shareholders of
South Florida Banking Corp.:


     NOTICE IS HEREBY GIVEN that a special meeting of the shareholders (the "Special Meeting") of South Florida Banking Corp. ("South Florida"), will be held at the First National Bank of Florida at Bonita Springs headquarters at
27975 Old 41 Road, SE, Bonita Springs, Florida 34135, on             , 1998, at
     p.m., local time, for the following purposes:



          (1) The Merger. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of September 4, 1997 (the "Merger Agreement"), among The Colonial BancGroup, Inc. ("BancGroup") and South Florida, providing for the merger (the "Merger") of South Florida with and into BancGroup, and in which each issued and outstanding South Florida common share will be converted into the right to receive 1.5746 shares of BancGroup Common Stock. Cash will be issued in lieu of fractional shares.


          (2) Other Business. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

     The Merger Agreement is more completely described in the accompanying Proxy Statement-Prospectus, and a copy of the Merger Agreement is attached as Appendix A to the accompanying Proxy Statement-Prospectus.

     Notice of Right to Dissent. If Proposal 1 above is approved, and the Merger is consummated, each holder of South Florida Common Shares would have the right to dissent from the approval of Proposal 1 and would be entitled to the rights and remedies of dissenting shareholders provided in Title 36, Chapter 607, Sections 1301, 1302 and 1320 of the Florida Statutes ("sec.sec. 607.1301, 1302, and 1320"). The right of any dissenting shareholder to such rights and remedies is contingent upon strict compliance with such provisions of the Florida Statutes which require, among other things, that prior to the Special Meeting the shareholder give South Florida written notice of such shareholder's intention to demand payment for his shares, and that he not vote his respective shares in favor of Proposal 1. FOR A SUMMARY OF THE REQUIREMENTS OF SEC.SEC. 607.1301, 1302, AND 1320, SEE "THE MERGER -- DISSENTERS' RIGHTS OF SOUTH FLORIDA SHAREHOLDERS" IN THE ACCOMPANYING PROXY-STATEMENT PROSPECTUS.


     Action may be taken on the foregoing proposal at the Special Meeting on the date specified above or on any date or dates to which the Special Meeting may be adjourned. Only holders of record of South Florida Common Shares at the close of business on December 19, 1997 will be entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof. The affirmative vote of the holders of a majority of the outstanding South Florida common shares is required for adoption of the Merger Agreement.


     Each shareholder, whether or not he or she plans to attend the Special Meeting in person, is requested to complete, sign, and date the enclosed proxy and return it promptly in the enclosed postage prepaid envelope. This will assure your representation at the Special Meeting and may avoid the costs of additional communications. This will not prevent a shareholder from voting in person at the Special Meeting. Your proxy may be revoked at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the Secretary of South Florida a written revocation bearing a later date, or by attending and voting at the Special Meeting.

                                          By Order of the Board of Directors,

                                          /s/ MATTHEW W. WOOD

                                                     Matthew W. Wood
                                                        President

Bonita Springs, Florida

December   , 1997


WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE COMPLETE, SIGN, DATE AND
                        RETURN THE ENCLOSED PROXY CARD.

                                   PROSPECTUS
                         COMMON STOCK, $2.50 PAR VALUE

                          THE COLONIAL BANCGROUP, INC.

                                PROXY STATEMENT
                     FOR SPECIAL MEETING OF SHAREHOLDERS OF

                          SOUTH FLORIDA BANKING CORP.

              TO BE HELD ON                ,                , 1998



     This Proxy Statement and Prospectus (the "Prospectus") relates to the proposed merger (the "Merger") of South Florida Banking Corp., a Florida corporation ("South Florida"), with and into The Colonial BancGroup, Inc., a Delaware corporation ("BancGroup"). This Prospectus is being furnished to the shareholders of South Florida in connection with the solicitation of proxies by the Board of Directors of South Florida for use at a special meeting of the shareholders of South Florida (the "Special Meeting") to be held on
               ,             , 1998, at      p.m., local time, at the offices of
South Florida, 27975 Old 41 Road, SE, Bonita Springs, Florida, including any adjournments or postponements thereof. At the Special Meeting, shareholders of South Florida will consider and vote upon the matters set forth in the preceding Notice of Special Meeting of the Shareholders, as more fully described in this Prospectus.



     The Merger will be consummated pursuant to the terms of a certain Agreement and Plan of Merger dated as of September 4, 1997 by and between BancGroup and South Florida (the "Agreement"). The Agreement provides that, subject to the approval of the Agreement by the shareholders of South Florida at the Special Meeting and the satisfaction (or waiver, to the extent that such waiver is permitted by law) of other conditions contained in the Agreement, South Florida will be merged with and into BancGroup and BancGroup will be the surviving corporation. Each issued and outstanding share of common stock, par value $1.00 per share, of South Florida (the "South Florida Common Stock"), shall be converted into 1.5746 shares of the common stock (the number of which shall be calculated in accordance with the terms of the Agreement), par value $2.50 per share, of BancGroup (the "BancGroup Common Stock"). See "THE
MERGER -- Conversion of South Florida Common Stock." The shares of BancGroup Common Stock are listed on the New York Stock Exchange ("NYSE"). The closing price per share of the BancGroup Common Stock on the NYSE on December 11, 1997 was $33.75.


     Consummation of the Merger requires, among other things, the affirmative vote of the holders of at least a majority of the outstanding shares of South Florida Common Stock.

     BancGroup has filed a Registration Statement pursuant to the Securities Act of 1933, as amended (the "Securities Act"), to register the shares of the BancGroup Common Stock to be issued in connection with the Merger as well as to register shares of BancGroup Common Stock to be issued upon the exercise of employee stock options respecting South Florida Common Stock assumed by BancGroup as part of the Merger. This document constitutes a Proxy Statement of South Florida in connection with the solicitation of proxies by South Florida for the Special Meeting, and any adjournments or postponements thereof, and a Prospectus of BancGroup with respect to the BancGroup Common Stock to be issued in the Merger and with respect to the BancGroup Common Stock to be issued upon the exercise of employee stock options assumed in the Merger. This Prospectus and accompanying form of proxy are first being mailed to shareholders of South Florida on or about the date set forth below.

     THE BOARD OF DIRECTORS OF SOUTH FLORIDA UNANIMOUSLY RECOMMENDS APPROVAL OF THE AGREEMENT.
                             ---------------------

   THE SECURITIES TO WHICH THIS PROSPECTUS RELATES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

THE SHARES OF BANCGROUP COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
                           OTHER GOVERNMENTAL AGENCY.

     The principal office and mailing address of South Florida are 27975 Old 41 Road, SE, Bonita Springs, Florida 34135, P.O. Drawer 2648, Bonita Springs, Florida 34133 (telephone (941) 992-2201), and the principal office and mailing address of BancGroup are Colonial Financial Center, One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36101 (telephone 334-240-5000).

               THE DATE OF THIS PROSPECTUS IS             , 1997.

                             AVAILABLE INFORMATION

     BancGroup is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by BancGroup, including proxy and information statements, can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at certain regional offices: 7 World Trade Center, 13th Floor, New York, New York 10048; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; 1401 Brickell Avenue, Suite 200, Miami, Florida 33131; 1801 California Street, Suite 4800, Denver, Colorado 80202-2648; and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as BancGroup, that file electronically with the Commission.

     The BancGroup Common Stock is listed for trading on the NYSE. Reports, including proxy and information statements, of BancGroup and other information may be inspected at the NYSE, 20 Broad Street, New York, New York 10005.

     BancGroup has filed with the Commission a Registration Statement under the Securities Act to register the shares of BancGroup Common Stock being offered in connection with the Merger. This Prospectus omits certain information contained in the Registration Statement and exhibits thereto. Such Registration Statement, including the exhibits thereto, can be inspected at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such Registration Statement can be obtained at prescribed rates from the Commission at that address.

     The information in this Prospectus concerning BancGroup and its subsidiaries has been furnished by BancGroup, and the information concerning South Florida and its subsidiary has been furnished by South Florida.

     This Prospectus contains certain forward-looking statements with respect to the financial condition, results of operations, and business of BancGroup following the consummation of the Merger and the proposed acquisition of other banking institutions (the "Other Pending Acquisitions"), including statements relating to the expected impact of the Merger and the Other Pending Acquisitions on BancGroup's financial performance. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among other things, the following possibilities: (i) expected cost savings from the Merger and the Other Pending Acquisitions, if any or all of such transactions are consummated, cannot be fully realized; (ii) deposit attrition, customer loss, or revenue loss following the Merger and the Other Pending Acquisitions is greater than expected; (iii) competitive pressure in the banking industry increases significantly; (iv) costs or difficulties related to the integration of the businesses of BancGroup and the institutions to be acquired are greater than expected; (v) changes in the interest rate environment reduce margins; (vi) general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality; (vii) changes occur in the regulatory environment; (viii) changes occur in business conditions and the rate of inflation; and (ix) changes occur in the securities markets. Forward-looking earnings estimates (if any) included in this Prospectus have not been examined or compiled by the independent public accountants of BancGroup and South Florida, nor have such accountants applied any procedures thereto. Accordingly, such accountants do not express an opinion or any other form of assurance on them. When used in this Prospectus, the words "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions as they relate to BancGroup (including its subsidiaries), or its management are intended to identify forward-looking statements. Further information on other factors that could affect the financial results of BancGroup after the Merger and the Other Pending Acquisitions is included in the filings with the Commission incorporated by reference herein.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANCGROUP OR SOUTH FLORIDA. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BANCGROUP OR SOUTH FLORIDA SINCE THE DATE OF THIS PROSPECTUS OR THAT INFORMATION IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THE DATES THEREOF.

                      DOCUMENTS INCORPORATED BY REFERENCE

     THIS PROSPECTUS INCORPORATES DOCUMENTS OF BANCGROUP BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE, WITHOUT CHARGE, UPON REQUEST FROM THE PERSONS SPECIFIED BELOW. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE RECEIVED BY BANCGROUP NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE SPECIAL MEETING.

     The following documents filed by BancGroup with the Commission are hereby incorporated by reference into this Prospectus:

        (1) BancGroup's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;


        (2) BancGroup's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;



        (3) BancGroup's Report on Form 8-K dated January 3, 1997;



        (4) BancGroup's Report on Form 8-K dated January 20, 1997;



        (5) BancGroup's Report on Form 8-K dated March 10, 1997;



        (6) BancGroup's Report on Form 8-K dated April 15, 1997;



        (7) BancGroup's Report on Form 8-K dated June 11, 1997;



        (8) BancGroup's Report on Form 8-K dated June 24, 1997;



        (9) BancGroup's Report on Form 8-K/A dated August 13, 1997 (replacing a Form 8-K filed on August 12, 1997);



        (10) BancGroup's Report on Form 8-K dated October 30, 1997;



        (11) BancGroup's Report on Form 8-K dated November 17, 1997;



        (12) The description of the current management and Board of Directors contained in the Proxy Statement distributed pursuant to Section 14(a) of the Exchange Act for BancGroup's Annual Meeting of shareholders held on April 16, 1997; and



        (13) BancGroup's Registration Statement on Form 8-A dated November 22, 1994, effective February 22, 1995, containing a description of the BancGroup Common Stock.


     All documents filed by BancGroup pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the Special Meeting, or, in the case of the exercise of employee stock options that are being assumed by BancGroup, prior to the exercise of such options, shall be deemed incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein or in another subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     BancGroup has entered into the Agreement with South Florida regarding the Merger described herein. Various provisions of the Agreement are summarized or referred to in this Prospectus, and the Agreement is incorporated by reference into this Prospectus and attached hereto as Appendix A.

     BancGroup will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the request of any such person, a copy of any and all of the documents which have been incorporated herein by reference but not delivered herewith (other than the exhibits to such documents unless specifically incorporated herein). Such request, in writing or by telephone, should be directed to W. Flake Oakley, IV, Secretary, The Colonial BancGroup, Inc., One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36192 (telephone 334-240-5000).

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
SUMMARY.....................................................     1
THE SPECIAL MEETING.........................................    10
  General...................................................    10
  Record Date; Shares Entitled to Vote; Vote Required for
     the Merger.............................................    10
  Solicitation, Voting and Revocation of Proxies............    10
  Effect of Merger on Outstanding BancGroup Common Stock....    11
THE MERGER..................................................    12
  General...................................................    12
  Background of the Merger..................................    12
  South Florida's Board of Directors' Reasons for Approving
     the Merger.............................................    13
  Recommendation of the Board of Directors of South
     Florida................................................    14
  BancGroup's Reasons for the Merger........................    14
  Related Transactions -- Stock Options.....................    14
  Interests of Certain Persons in the Merger................    15
  Conversion of South Florida Common Stock..................    15
  Surrender of South Florida Common Stock Certificates......    16
  Certain Federal Income Tax Consequences...................    16
  Other Possible Consequences...............................    18
  Conditions to Consummation of the Merger..................    18
  Amendment or Termination of Agreement.....................    19
  Regulatory Approvals......................................    19
  Conduct of Business Pending the Merger....................    21
  Commitments with Respect to Other Offers..................    23
  Rights of Dissenting Shareholders.........................    23
  Resale of BancGroup Common Stock Issued in the Merger.....    25
  Accounting Treatment......................................    26
  NYSE Reporting of BancGroup Common Stock Issued in the
     Merger.................................................    26
  Treatment of South Florida Options........................    26
COMPARATIVE MARKET PRICES AND DIVIDENDS.....................    28
  BancGroup.................................................    28
  South Florida.............................................    30
BANCGROUP CAPITAL STOCK AND DEBENTURES......................    30
  BancGroup Common Stock....................................    30
  Preference Stock..........................................    31
  1986 Debentures...........................................    31
  Other Indebtedness........................................    32
  Changes in Control........................................    32
COMPARATIVE RIGHTS OF SHAREHOLDERS..........................    34
  Director Elections........................................    34
  Removal of Directors......................................    34
  Voting....................................................    34
  Preemptive Rights.........................................    35
  Directors' Liability......................................    35
  Indemnification...........................................    35
  Special Meetings of Shareholders; Action Without a
     Meeting................................................    36
  Mergers, Share Exchanges and Sales of Assets..............    36
  Amendment of Certificate of Incorporation and Bylaws......    37
  Rights of Dissenting Shareholders.........................    37
  Preferred Stock...........................................    38

                                                              PAGE
                                                              ----
  Effect of the Merger on South Florida Shareholders........    38
THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES...............    39
  Condensed Pro Forma Statements of Condition (Unaudited)...    39
  Condensed Pro Forma Statements of Income (Unaudited)......    45
  Selected Financial and Operating Information..............    50
SOUTH FLORIDA BANKING CORP..................................    53
  Summary Condensed Consolidated Financial Information......    53
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations for the Nine Months
     Ended September 30, 1997 and 1996, and for the Fiscal
     Years Ended December 31, 1996, 1995, 1994, 1993 and
     1992...................................................    55
BUSINESS OF BANCGROUP.......................................    71
  General...................................................    71
  Recently Completed and Other Proposed Business
     Combinations...........................................    71
  Year 2000 Compliance......................................    72
  Voting Securities and Principal Shareholders..............    72
  Security Ownership of Management..........................    73
  Management Information....................................    74
BUSINESS OF SOUTH FLORIDA...................................    75
  General...................................................    75
  Market Area...............................................    75
  Deposit Activities........................................    75
  Lending Activities........................................    76
  Investments...............................................    77
  Competition...............................................    77
  Employees.................................................    77
  Description of Properties.................................    77
  Legal Proceedings.........................................    78
  Security Ownership of Certain Beneficial Owners and
     Management.............................................    79
  Certain Relationships and Related Transactions............    79
ADJOURNMENT OF SPECIAL MEETING..............................    80
OTHER MATTERS...............................................    80
DATE FOR SUBMISSION OF BANCGROUP SHAREHOLDER PROPOSALS......    80
LEGAL MATTERS...............................................    80
EXPERTS.....................................................    80
INDEX TO FINANCIAL STATEMENTS...............................   F-1
APPENDIX A -- Agreement and Plan of Merger..................   A-1
APPENDIX B -- Sections 607.1301, 607.1302 and 607.1320 of
  the Florida Business Corporation Act Regarding Dissenter's
  Rights....................................................   B-1
APPENDIX C -- Stock Option Agreement........................   C-1

                                    SUMMARY

     The following provides a summary of certain information included in this Prospectus. This summary is qualified in its entirety by the more detailed information appearing elsewhere herein, the Appendices hereto and the documents incorporated herein by reference. Shareholders of South Florida are urged to read this Prospectus in full.

GENERAL

     This Prospectus relates to the issuance of shares of BancGroup Common Stock in connection with the proposed Merger of South Florida with and into BancGroup.

THE SPECIAL MEETING


     This Prospectus is being furnished to the holders of South Florida Common Stock in connection with the solicitation by the South Florida Board of Directors of proxies for use at the Special Meeting and at any and all adjournments and postponements thereof at which South Florida shareholders will be asked to vote upon (i) a proposal to approve the Agreement; and (ii) such other business as may properly come before the meeting. The Special Meeting will be held at the offices of South Florida, 27975 Old 41 Road, SE, Bonita Springs,
Florida on                ,                , 1998, at           p.m., local
time, for the purpose of considering and voting upon the Merger and the Agreement. Only holders of record of South Florida Common Stock at the close of business on December 19, 1997 (the "Record Date") are entitled to the notice of and to vote at the Special Meeting. As of the Record Date, 1,219,465 shares of South Florida Common Stock were issued and outstanding. See "THE SPECIAL MEETING."


THE COMPANIES


     BancGroup. BancGroup is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHCA"). It was organized in Delaware in 1974 and has operated under its current name and management since 1981. BancGroup operates a wholly owned commercial banking subsidiary, Colonial Bank, in the states of Alabama, Florida, Georgia and Tennessee. Colonial Bank conducts a full service commercial banking business through 118 branches in Alabama, five branches in Tennessee, 14 branches in Georgia and 51 branches in Florida. BancGroup has also entered into agreements to acquire four additional banks. Colonial Mortgage Company, a subsidiary of the Colonial Bank in Alabama, is a mortgage banking company which services approximately $12.5 billion in residential loans and which originates residential mortgages in 37 states through 4 divisional offices. At September 30, 1997, BancGroup had consolidated total assets of $6.6 billion and consolidated shareholders' equity of $472.4 million. Since September 30, 1997, BancGroup has acquired one banking institution with assets of $65.0 million and Shareholders' equity of $6.3 million. This acquisition is included in the pro forma statements included herein. See "Business of BancGroup."



     South Florida. South Florida, a Florida corporation, organized on October 1, 1983, is a one-bank holding company registered under the BHCA, whose sole banking subsidiary and principal asset is First National Bank of Florida at Bonita Springs, a national banking association (the "Bank"). Through its ownership of the Bank, South Florida is engaged in a general commercial banking business and its primary source of earnings is derived from income generated by the Bank. The principal executive and administrative offices of South Florida, located at 27975 Old 41 Road, SE, Bonita Springs, Florida 34135 serve as the Bank's primary banking facility. In addition, banking operations are carried on through eleven branch offices located in Lee, Collier and Hendry Counties, Florida. As of September 30, 1997, South Florida, on a consolidated basis, had total assets of $246.0 million, net portfolio loans of $167.7 million, total deposits of $215.9 million, and shareholders' equity of $16.9 million. Unless the context otherwise requires, references herein to South Florida include South Florida and the Bank on a consolidated basis. See "Business of South Florida."

THE MERGER


     The Agreement provides for the Merger of South Florida with and into BancGroup, with BancGroup to be the surviving corporation. Upon the date of consummation of the Merger (the "Effective Date"), each outstanding share of South Florida Common Stock (except shares as to which dissenters' rights are perfected) shall be converted by operation of law and without any action by any holder thereof into shares of BancGroup Common Stock. Each outstanding share of South Florida Common Stock shall be converted into 1.5746 (the "Exchange Ratio" or the "Merger Consideration") shares of BancGroup Common Stock. See "THE MERGER -- Conversion of South Florida Common Stock."


     No fractional shares of BancGroup Common Stock will be issued in connection with the Merger. To the extent that a fractional interest arises as a result of the BancGroup Common Stock issuable in the Merger, cash (without interest) will be paid in lieu thereof based upon the Market Value. The "Market Value" shall represent the per share market value of the BancGroup Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the BancGroup Common Stock as reported by the NYSE on each of the ten trading days ending on the trading day five calendar days immediately preceding the Effective Date.


     As of the date of this Prospectus, South Florida had granted options (the "South Florida Options") which entitle the holders thereof to acquire up to 28,408 shares of South Florida Common Stock. On the Effective Date, BancGroup shall assume all South Florida Options outstanding that have not been converted to BancGroup Common Stock in accordance with the immediately following paragraph, and each such option shall represent the right to acquire BancGroup Common Stock on substantially the same terms applicable to the South Florida Options. The number of shares of BancGroup Common Stock to be issued pursuant to such options shall equal the number of shares of South Florida Common Stock subject to such South Florida Options multiplied by the Exchange Ratio, provided that no fractional shares of BancGroup Common Stock shall be issued. The number of shares of BancGroup Common Stock to be issued upon the exercise of South Florida Options, if a fractional share exists, shall equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction, or by paying for such fraction in cash. The exercise price for the acquisition of BancGroup Common Stock shall be the exercise price for each share of South Florida Common Stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be required.


     The Agreement provides that, no later than five days prior to the Effective Date, the holders of South Florida Options that have vested for such holders may provide written notice to South Florida (in form and substance reasonably satisfactory to BancGroup) that they wish to surrender their South Florida Options to BancGroup, effective at the Effective Date, and, in lieu of having their South Florida Options being assumed by BancGroup as set forth in the immediately preceding paragraph, to receive an amount of BancGroup Common Stock in exchange therefor equal to the difference between the total value of the shares of BancGroup Common Stock to be issued pursuant to such South Florida Options (based upon the number of shares of BancGroup Common Stock to be issued pursuant to the South Florida Options multiplied by the Market Value) less the aggregate exercise price of such South Florida Options at the Effective Date, divided by the Market Value (the "Cashless Exchange"). No fractions of shares shall be issued and fractions shall be paid in cash at the Market Value. See "THE MERGER -- Cashless Exchange of Options."

     Promptly after the Effective Date, South Florida shareholders will be given notice of the consummation of the Merger and instructions for the exchange of such shareholders' certificates representing shares of South Florida Common Stock for certificates representing BancGroup Common Stock. Certificates for the shares of BancGroup Common Stock issued will not be distributed or dividends paid on such shares until shareholders surrender their certificates representing their shares of South Florida Common Stock in accordance with those instructions. SOUTH FLORIDA SHAREHOLDERS SHOULD NOT SEND IN THEIR SOUTH FLORIDA STOCK CERTIFICATES UNTIL THEY HAVE RECEIVED SUCH INSTRUCTIONS.

     See "THE MERGER -- Conversion of South Florida Common Stock," "-- Surrender of South Florida Common Stock Certificates," and "-- Treatment of South Florida Options."

     For certain information concerning dissenters' rights, voting at the Special Meeting, and management of BancGroup and South Florida, see "THE
MERGER -- Rights of Dissenting Shareholders," "-- Conversion of South Florida Common Stock;" "THE SPECIAL MEETING -- Solicitation, Voting and Revocation of Proxies," "-- Record Date; Shares Entitled to Vote; Vote Required;" "BUSINESS OF BANCGROUP -- Voting Securities and Principal Shareholders," "-- Security Ownership of Management," and "BUSINESS OF SOUTH FLORIDA -- Principal Holders of Common Stock."

RECOMMENDATION OF SOUTH FLORIDA'S BOARD OF DIRECTORS

     The Board of Directors of South Florida has unanimously approved the Agreement. THE BOARD OF DIRECTORS OF SOUTH FLORIDA BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF SOUTH FLORIDA, AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AGREEMENT. For a discussion of the factors considered by the Board of Directors in reaching its conclusions, see "THE MERGER -- Background of the Merger" and "-- South Florida's Board of Directors' Reasons for Approving the Merger."

RELATED TRANSACTIONS -- STOCK OPTION

     In connection with the Agreement, South Florida has granted to BancGroup the option to purchase up to 19% of the South Florida Common Stock at a purchase price of $38.00 per share. The option will become exercisable upon the occurrence of certain events which are generally related to the potential acquisition of South Florida by another party. The option was granted by South Florida as a condition of, and in consideration for, BancGroup's entering into the Agreement, and, the option is intended to increase the likelihood that the Merger will be consummated by making it more difficult and expensive for any third party to acquire control of South Florida while BancGroup is seeking to consummate the Merger. See "THE MERGER -- Related Transactions" "-- Stock Option."

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     Certain of the directors and executive officers of South Florida own 252,457 shares of Common Stock of South Florida and hold options which entitle them to purchase, in the aggregate, up to 10,908 additional shares. Under the terms of the Agreement, any South Florida Options which are not exercised prior to the Effective Date or exchanged for BancGroup Common Stock in the Cashless Exchange will be assumed by BancGroup. See "THE MERGER -- Conversion of South Florida Common Stock," "-- Treatment of South Florida Options," and "-- Cashless Exchange of Options."


     The Agreement stipulates that it is a condition to BancGroup's obligation to close the Merger that Richard Garner, an executive officer of the Bank, enter into an employment agreement with Colonial Bank. Mr. Garner's employment agreement will provide for (i) a term of three years, (ii) an annual salary of $145,000, which represents his current salary, (iii) an option to buy 19,300 shares of BancGroup Common Stock at an exercise price of $15.17 per share, such option vesting ratably over a three year period, and (iv) a non-competition agreement to run concurrently with the three year term. Joel Whittenhall, an officer of the Bank, will receive upon the Effective Date an option to buy 12,700 shares of BancGroup Common Stock at an exercise price of $15.17 per share, such option to vest ratably over a five year period.

     On the Effective Date, and subject to the proposed agreements referenced above, all employees of South Florida shall, at BancGroup's option, either become employees of BancGroup or its subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of the Agreement. All employees of South Florida who become employees of BancGroup or its subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable law, to participate in all benefit plans of BancGroup to the same extent as BancGroup's employees.

     Except as indicated above, none of the directors or executive officers of South Florida, and no associate of any such person, has any substantial direct or indirect interest in the Merger, other than an interest arising from the ownership of South Florida Common Stock.

     See "THE MERGER -- Interests of Certain Persons in the Merger."

VOTE REQUIRED

     Under Florida law, the Agreement must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of South Florida Common Stock. Each share of South Florida Common Stock is entitled to one vote on the Agreement. Approval of the Agreement and the Merger by BancGroup shareholders is not required under Delaware, Florida or other applicable law, or the rules of the NYSE on which the BancGroup Common Stock is listed. See "THE SPECIAL MEETING."


     Only holders of record of South Florida Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting. As of such date, 1,219,465 shares of South Florida Common Stock were issued and outstanding. As of the Record Date, the directors and executive officers of South Florida and the Bank held approximately 23% of the outstanding shares of South Florida Common Stock. As of the same date, the directors, executive officers and affiliates of BancGroup held no shares of South Florida Common Stock. See "THE SPECIAL MEETING."



     The directors of South Florida own 240,461 shares of South Florida Common Stock representing approximately 20% of the outstanding shares and have agreed with BancGroup to vote their shares in favor of the Agreement. See "The Special Meeting." As of September 30, 1997, Directors and executive officers of BancGroup beneficially owned in the aggregate 4,574,597 shares of BancGroup Common Stock representing approximately 11.18% of BancGroup's outstanding shares.


     Proxies should be returned to South Florida in the envelope enclosed herewith. Shareholders of South Florida submitting proxies may revoke their proxies by (i) giving notice of such revocation in writing to the Secretary of South Florida at or prior to the Special Meeting, (ii) by executing and delivering a proxy bearing a later date to the Secretary of South Florida at or prior to the Special Meeting, or (iii) by attending the Special Meeting and voting in person. Because approval of the Agreement requires the approval of at least a majority of the outstanding shares of South Florida Common Stock, failure to submit a proxy or failure to vote in person at the Special Meeting will have the same effect as a negative vote. See "THE SPECIAL
MEETING -- Solicitation, Voting and Revocation of Proxies."

RIGHTS OF DISSENTING SHAREHOLDERS

     Holders of South Florida Common Stock as of the Record Date are entitled to dissenters' rights of appraisal pursuant to Sections 607.1301, 607.1302 and
607.1320 of the FBCA. The FBCA, as described in greater detail in "The
Merger -- Rights of Dissenting Shareholders," permits a shareholder to dissent from the Merger and obtain payment for the fair value of his shares. Such "fair value" may be determined in a judicial proceeding, the result of which cannot be predicted. Shareholders wishing to exercise dissenters' rights must follow strictly all requirements for the exercise of such rights as set forth in Sections 607.1301, 607.1302 and 607.1320 of the FBCA, a copy of which is attached as Appendix B to this Prospectus. See "The Merger -- Rights of Dissenting Shareholders." Any shareholder who properly exercises dissenters' rights and receives cash for his or her shares will encounter income tax treatment different from the tax treatment of shareholders who do not exercise dissenters' rights. See "THE MERGER -- Rights of Dissenting Shareholders."

CONDITIONS TO THE MERGER

     The parties' respective obligations to consummate the Merger are subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the Agreement.

     The mutual obligations of the parties to consummate the Merger are subject to the following conditions, among others: (i) the approval of the Agreement by the holders of at least a majority of the outstanding shares of South Florida Common Stock; (ii) the notification to or approval of the Merger by The Board of Governors of the Federal Reserve System (the "Federal Reserve") and the approval of the merger of the Bank with Colonial Bank (the "Bank Merger") by the Alabama Banking Department (the "Alabama Department") and the Federal Reserve; (iii) the absence of any pending or threatened litigation which seeks to restrain or prohibit the Merger; (iv) the consummation of the Merger on or before February 28, 1998 (or under certain circumstances, April 30, 1998); (v) receipt of opinions of counsel as to certain matters; and
(vi) receipt of an opinion from Coopers & Lybrand L.L.P. as to certain tax matters.

     The obligation of South Florida to consummate the Merger is further subject to several conditions, including: (i) the absence of any material adverse changes in the financial condition or affairs of BancGroup; and (ii) the shares of BancGroup Common Stock to be issued under the Agreement shall have been approved for listing on the NYSE.

     The obligations of BancGroup to consummate the Merger are subject to various conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of South Florida; (ii) the number of shares as to which holders of South Florida Common Stock exercise dissenters' rights not exceeding ten percent of the outstanding shares of South Florida Common Stock; (iii) the receipt of a letter from Coopers & Lybrand L.L.P., BancGroup's independent accountants, to the effect that the independent accountants concur with the conclusions of BancGroup's and South Florida's respective managements that no conditions exist with respect to each company which would preclude accounting for the Merger as a pooling of interests; and (iv) the satisfaction of BancGroup with the results at a second due diligence to be undertaken by BancGroup approximately 30 days before the Effective Date on matters arising or occurring since the completion of BancGroup's first due diligence investigation conducted prior to the execution of the Agreement.


     Applications for appropriate regulatory approvals by the Federal Reserve and the Alabama Banking Department were filed with such agencies on October 17, 1997. The Federal Reserve approved the Merger as of November 19, 1997. Such approval did not contain any terms or conditions that would cause the parties to abandon the Merger. The Alabama Banking Department is expected to approve the Bank Merger within two weeks after the Special Meeting. NO ASSURANCE CAN BE PROVIDED THAT THE NECESSARY SHAREHOLDER AND REGULATORY APPROVALS CAN BE OBTAINED OR THAT THE OTHER CONDITIONS PRECEDENT TO THE MERGER CAN OR WILL BE SATISFIED. BANCGROUP AND SOUTH FLORIDA ANTICIPATE THAT THE MERGER WILL BE CONSUMMATED DURING THE FIRST QUARTER OF 1998. HOWEVER, DELAYS IN THE CONSUMMATION OF THE MERGER COULD OCCUR.


     See "THE MERGER -- Conditions to Consummation of the Merger" and "Regulatory Approvals."

AMENDMENT OR TERMINATION OF AGREEMENT

     To the extent permitted by law, the Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Boards of Directors of each of the parties. However, after adoption of the Agreement and the merger by the holders of South Florida Common Stock, no amendment decreasing the consideration to be received by South Florida shareholders may be made without the further approval of such shareholders. Such amendments may require the filing with the Commission of an amendment of the Registration Statement, of which this Prospectus forms a part. The Agreement may be terminated at any time prior to or on the Effective Date, whether before or after adoption of the Agreement by the shareholders of South Florida, by the mutual consent of the respective Boards of Directors of South Florida and BancGroup, or by the Board of Directors of either BancGroup or South Florida under certain circumstances including, but not limited to, the failure of the transactions contemplated by the Agreement to be consummated on or prior to February 28, 1998 (or under certain circumstances, April 30, 1998), if such failure to consummate is not caused by any breach of the Agreement by the party electing to terminate. See "THE MERGER -- Amendment or Termination of Agreement."

COMPARATIVE RIGHTS OF SHAREHOLDER

     The rights of the holders of the South Florida Common Stock may be different from the rights of the holders of the BancGroup Common Stock. A discussion of these rights and a comparison thereof is set forth at "Comparative Rights of Shareholders."

FEDERAL INCOME TAX CONSEQUENCES

     No ruling with respect to the federal income tax consequences of the Merger to South Florida's shareholders will be requested from the Internal Revenue Service (the "IRS"). South Florida has received an opinion from Coopers & Lybrand L.L.P., that, among other things, a shareholder of South Florida who exchanges shares of South Florida Common Stock for BancGroup Common Stock shall not recognize gain except that, shareholders of South Florida will recognize gain to the extent such shareholders receive cash in lieu of fractional shares of BancGroup Common Stock. Shareholders who receive cash for their shares of South Florida Common Stock upon perfection of dissenters' rights will realize gain or loss for federal income tax purposes with respect to such shares. See "Approval of the Merger -- Certain Federal Income Tax Consequences." South Florida shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Merger.

ACCOUNTING TREATMENT

     The merger of South Florida into BancGroup will be treated as a "pooling-of-interests" transaction by BancGroup for accounting purposes. See "The Merger -- Accounting Treatment."

RECENT PER SHARE MARKET PRICES

     South Florida. The shares of South Florida Common Stock are not actively traded. However, the following sets forth the trading prices for the shares of South Florida Common Stock that have occurred since July 7, 1995 for transactions in which the trading prices are known to management of South
Florida:


                                                           PRICE PER SHARE OF COMMON STOCK
                                                           -------------------------------
                                                                                 DIVIDENDS
                                                            HIGH        LOW      PER SHARE
                                                           -------    -------    ---------
1995
  Third Quarter..........................................  $16 9/16   $15 11/16    $.09
  Fourth Quarter.........................................   16 3/4     15 11/16     .09
1996
  First Quarter..........................................   17  1/2    16 3/16      .09
  Second Quarter.........................................   19         16  3/4      .09
  Third Quarter..........................................   19 5/16    18           .10
  Fourth Quarter.........................................   24         18 5/16      .10
1997
  First Quarter..........................................   25         19 3/16      .10
  Second Quarter.........................................   23         21           .10
  Third Quarter..........................................   39         21           .10
  Fourth Quarter (through December 15, 1997).............   45         40           .12


     The Agreement limits South Florida's ability to pay dividends prior to the Effective Date to cash dividend payments at its current rate and at times consistent with past practice, and that such dividend rate may be increased by $0.02 per share per year. See "THE MERGER -- Conduct of Business Pending the Merger."
The last transaction prior to the announcement of the Merger was on July 21, 1997 at $23.00 per share.

     BancGroup. BancGroup Common Stock is listed for trading on the NYSE under the symbol "CNB." The following table indicates the high and low closing prices of the BancGroup Class A Common Stock and the BancGroup Common Stock as reported on the Nasdaq National Market System (the "Nasdaq NMS") and the NYSE, respectively, for the last two full fiscal years. Prior to February 21, 1995, BancGroup had two classes of Common Stock outstanding, Class A and Class B. Class B was not publicly traded. Class A was traded on the Nasdaq NMS under the symbol "CLBGA" until February 24, 1995. On February 21, 1995, the BancGroup Class A and Class B Common Stock were reclassified into BancGroup Common Stock.

                                                               PRICE PER SHARE
                                                                     OF
                                                                   COMMON
                                                                  STOCK(1)
                                                              -----------------
                                                               HIGH       LOW
                                                              -------   -------
1995
First Quarter(2)............................................  $11 13/16 $ 9 3/4
Second Quarter..............................................   13 5/8    11 9/16
Third Quarter...............................................   14 15/16  13 3/4
Fourth Quarter..............................................   16 7/16   14 1/4
1996
First Quarter...............................................   18 1/4    15
Second Quarter..............................................   18 1/16   15 5/8
Third Quarter...............................................   17 15/16  15 5/8
Fourth Quarter..............................................   20 1/8    17 3/8
1997
First Quarter...............................................   24        18 2/3
Second Quarter..............................................   24 7/8    22
Third Quarter...............................................   29 3/16   24 1/4
Fourth Quarter (through December 11, 1997)..................   34 7/8    28 15/16


---------------

(1) Restated to reflect the impact of a two-for-one stock split effected in the form of a 100% stock dividend paid February 11, 1997.
(2) Trading on the NYSE commenced on February 24, 1995.

     On July 22, 1997, the business day immediately prior to the public announcement of the Merger, the closing price of the BancGroup Common Stock on the NYSE was $26.375 per share. The following table presents the market value per share of BancGroup Common Stock on that date, and the market value and equivalent per share value of South Florida Common Stock on that date:

                                                                                EQUIVALENT
                                                 BANCGROUP     SOUTH FLORIDA     PRICE PER
                                                   COMMON         COMMON       SOUTH FLORIDA
                                                  STOCK(1)       STOCK(2)        SHARE(3)
                                                ------------   -------------   -------------
Comparative Market Value......................    $26.375         $ 23.00          $41.53(3)

---------------

(1) Closing price as reported by the NYSE on July 22, 1997.
(2) There is no established public trading market for the shares of South Florida Common Stock. The value shown is the price at which shares of South Florida Common Stock were sold on July 21, 1997, which was the last sale price prior to the public announcement of the Merger on July 23, 1997, of which management of South Florida is aware.

(3) If the Merger had closed on July 22, 1997, 1.5746 shares of BancGroup Common Stock would have been exchanged for each share of South Florida Common Stock.


     See "Comparative Market Prices and Dividends."

CERTAIN LEGAL RESTRICTIONS ON ACQUISITIONS OF CONTROL

     Certain restrictions under Delaware law prevent a person who beneficially owns 15% or more of the BancGroup Common Stock from engaging in a "business combination" with BancGroup unless certain conditions are satisfied. Also, the Change in Bank Control Act of 1978 prohibits a person from acquiring "control" of BancGroup unless certain notice provisions with the Federal Reserve Board have been satisfied.

     BancGroup's Restated Certificate of Incorporation and bylaws also contain provisions which may deter or prevent a takeover of BancGroup that is not supported by BancGroup's Board of Directors. These provisions include: (1) a classified board of directors, (2) supermajority voting requirements for certain "business combinations" that exceed the provisions of Delaware law described above, (3) flexibility for the board to consider non-economic and other factors in evaluating a "business combination,"
(4) inability of shareholders to call special meetings and act by written consent, and (5) certain advance notice provisions for the conduct of business at shareholder meetings.

     See "Bancgroup Capital Stock and Debentures" and "Comparative Rights of Shareholders."

PER SHARE DATA

     The table below presents on a per share basis the book value, cash dividends and income from continuing operations of BancGroup historical basis and on a proforma equivalent basis assuming consummation of the Merger. Certain information from the table has been taken from the condensed pro forma statements of condition and income included elsewhere in this document. The table should be read in conjunction with those pro forma statements.

                                 PER SHARE DATA


                                          NINE MONTHS     NINE MONTHS
                                             ENDED           ENDED
                                         SEPTEMBER 30,   SEPTEMBER 30,   YEAR ENDED   YEAR ENDED   YEAR ENDED
                                             1997            1996           1996         1995         1994
                                         -------------   -------------   ----------   ----------   ----------
BANCGROUP -- HISTORICAL (AS RESTATED):
Net Income
  Primary*.............................      $ 1.32          $ 1.11        $ 1.26       $ 1.23       $ 0.96
  Fully diluted*.......................        1.31            1.10          1.25         1.19         0.95
Book value at end of period*...........       11.26           10.11         10.29         9.43         7.93
Dividends per share:
  Common Stock*........................        0.45           0.405          0.54       0.3375
  Common A*............................                                                 0.1125         0.40
  Common B*............................                                                 0.0625         0.20
SOUTH FLORIDA
Net Income
  Historical:
     Primary...........................        1.27            1.16          1.75         1.00         1.46
     Fully diluted.....................        1.27            1.16          1.75         1.00          .46
  Pro forma equivalent assuming
     combination with South Florida and
     completed business combination(a):
     Primary...........................        2.05            1.72          1.97         1.84         1.50
     Fully diluted.....................        2.03            1.70          1.95         1.80         1.48
  Pro forma equivalent assuming
     combination with South Florida,
     completed business combination and
     other probable business
     combinations(a):
     Primary...........................        2.02            1.72          1.98         1.86         1.50
     Fully diluted.....................        2.00            1.71          1.97         1.81         1.50
Book value at end of period
  Historical...........................       13.91           12.21         13.15        12.60         0.58
  Pro forma equivalent assuming
     combination with South Florida and
     completed business
     combination(a)....................       17.58             N/A           N/A          N/A          N/A
  Pro forma equivalent assuming
     combination with South Florida,
     completed business combination and
     other probable business
     combinations(a):..................       17.86             N/A           N/A          N/A          N/A

                                          NINE MONTHS     NINE MONTHS
                                             ENDED           ENDED
                                         SEPTEMBER 30,   SEPTEMBER 30,   YEAR ENDED   YEAR ENDED   YEAR ENDED
                                             1997            1996           1996         1995         1994
                                         -------------   -------------   ----------   ----------   ----------
Dividends per share
  Historical...........................          --              --
  Pro forma equivalent assuming
     combination with South Florida and
     completed business
     combination(b)....................        0.71            0.64          0.85         0.71         0.63
  Pro forma equivalent assuming
     combination with South Florida,
     completed business combination and
     other probable business
     combinations(b):..................        0.71            0.64          0.85         0.71         0.63
BANCGROUP-PRO FORMA COMBINED (SOUTH
  FLORIDA AND COMPLETED BUSINESS
  COMBINATIONS):
Net Income
  Primary..............................        1.30            1.09          1.25         1.17         0.95
  Fully diluted........................        1.29            1.08          1.24         1.14         0.94
Book value at end of period............       11.16             N/A           N/A          N/A          N/A
BANCGROUP-PRO FORMA COMBINED (SOUTH
  FLORIDA, COMPLETED BUSINESS
  COMBINATION AND OTHER PROBABLE
  BUSINESS COMBINATIONS):
Net Income
  Primary..............................        1.28            1.09          1.26         1.18         0.95
  Fully diluted........................        1.27            1.08          1.25         1.15         0.95
Book value at end of period............       11.34             N/A           N/A          N/A          N/A


---------------

* Restated to reflect the impact of a two-for-one stock split effected in the form of a 100% stock dividend paid February 11, 1997.

N/A Not applicable due to pro forma balance sheet being presented only at September 30, 1997 which assumes the transaction was consummated on the latest balance sheet date in accordance with Rule 11.02(b) of Regulation S-X.


(a) Pro forma equivalent per share amounts are calculated by multiplying the pro forma combined total income per share and the pro forma combined total book value per share of BancGroup by the conversion ratio (1.5746 shares of BancGroup Common Stock for each share of South Florida Common Stock) so that the per share amounts are equated to the respective values for one share of South Florida.

(b) Pro forma equivalent dividends per share are shown at BancGroup's Common Stock dividend per share rate multiplied by the 1.5746 conversion ratio per share of South Florida common stock (see note (a)). BancGroup presently contemplates that dividends will be declared in the future. However, the payment of cash dividends is subject to BancGroup's actual results of operations as well as certain other internal and external factors. Accordingly, there is no assurance that cash dividends will either be declared and paid in the future, or, if declared and paid, that such dividends will approximate the pro forma amounts indicated.

              THE SPECIAL MEETING OF SHAREHOLDERS OF SOUTH FLORIDA

GENERAL

     This Prospectus is being furnished to the shareholders of South Florida in connection with the solicitation of proxies by the Board of Directors of South Florida for use at the Special Meeting and at any adjournment or postponements thereof. The purpose of the Special Meeting is to consider and vote upon the Agreement which provides for the proposed Merger of South Florida with and into BancGroup. BancGroup will be the surviving corporation in the Merger.

     THE BOARD OF DIRECTORS OF SOUTH FLORIDA BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF SOUTH FLORIDA AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE AGREEMENT (ITEM 1 ON THE PROXY CARD).

     This Prospectus is also furnished by BancGroup in connection with the offer of shares of BancGroup Common Stock to be issued in the Merger. No vote of BancGroup shareholders is required to approve the Merger.

RECORD DATE; SHARES ENTITLED TO VOTE; VOTE REQUIRED FOR THE MERGER


     The Board of Directors of South Florida has fixed the close of business on December 19, 1997, as the Record Date for determination of shareholders entitled to vote at the Special Meeting. There were 311 record holders of South Florida Common Stock and 1,219,465 shares of South Florida Common Stock outstanding, each entitled to one vote per share, as of the Record Date. South Florida is obligated to issue an additional 28,408 shares of South Florida Common Stock upon the exercise of outstanding South Florida Options.


     The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of South Florida Common Stock on the Record Date is necessary to constitute a quorum for the transaction of business at the Special Meeting. In the absence of a quorum, the Special Meeting may be postponed from time to time until South Florida shareholders holding the requisite number of shares of South Florida Common Stock are represented in person or by proxy. If a quorum is present, the affirmative vote of the holders of at least a majority of the outstanding shares of South Florida Common Stock, whether or not present or represented at the Special Meeting, is required to approve the Agreement. Broker nonvotes and abstentions will not be counted as votes cast "FOR" or "AGAINST" the proposal to approve the Agreement, and, as a result, such non-votes will have the same effect as votes cast "AGAINST" the Agreement. Each holder of record of shares of South Florida Common Stock is entitled to cast, for each share registered in his or her name, one vote on the Agreement as well as on each other matter presented to a vote of shareholders at the Special Meeting.


     As of the Record Date, directors of South Florida owned 240,461 shares of South Florida Common Stock representing approximately 20% of the outstanding shares. These individuals have agreed with BancGroup to vote their shares in favor of the Merger.


     If the Agreement is approved at the Special Meeting, South Florida is expected to merge with and into BancGroup promptly after the other conditions to the Agreement are satisfied. See "The Merger -- Conditions of Consummation of the Merger."

     THE BOARD OF DIRECTORS OF SOUTH FLORIDA URGES THE SHAREHOLDERS OF SOUTH FLORIDA TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE AND UNANIMOUSLY RECOMMENDS THAT THE SHARES REPRESENTED BY THE PROXY BE VOTED IN FAVOR OF THE AGREEMENT.

SOLICITATION, VOTING AND REVOCATION OF PROXIES

     In addition to soliciting proxies by mail, directors, officers and other employees of South Florida, without receiving special compensation therefor, may solicit proxies from South Florida's shareholders by telephone, by telegram or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries, if any, to forward solicitation materials to any beneficial owners of shares of South Florida Common Stock.

     South Florida will bear the cost of assembling and mailing this Prospectus and other materials furnished to shareholders of South Florida. It will also pay all other expenses of solicitation, including the expenses of brokers, custodians, nominees, and other fiduciaries who, at the request of South Florida, mail material to, or otherwise communicate with, beneficial owners of the shares held by them. BancGroup will pay all expenses incident to the registration of the BancGroup Common Stock to be issued in connection with the Merger.

     Shares of South Florida Common Stock represented by a proxy properly signed and received at or prior to the Special Meeting, unless properly revoked, will be voted in accordance with the instructions on the proxy. If a proxy is signed and returned without any voting instructions, shares of South Florida Common Stock represented by the proxy will be voted "FOR" the proposal to approve the Agreement and in accordance with the determination of the majority of the Board of Directors of South Florida as to any other matter which may properly come before the Special Meeting, including any adjournment or postponement thereof. A shareholder may revoke any proxy given pursuant to this solicitation by: (i) delivering to the Secretary of South Florida, prior to or at the Special Meeting, a written notice revoking the proxy; (ii) delivering to the Secretary of South Florida, at or prior to the Special Meeting, a duly executed proxy relating to the same shares and bearing a later date; or (iii) voting in person at the Special Meeting. Attendance at the Special Meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of South Florida's proxies should be addressed to:

                            SOUTH FLORIDA BANKING CORP.
                            27975 Old 41 Road, SE
                            Bonita Springs, Florida 34135
                            Attention: Josephine Hogue, Secretary

     Proxies marked as abstentions and shares held in street name which have been designated by brokers on proxy cards as not voted will not be counted as votes cast. Such proxies will, however, be counted for purposes of determining whether a quorum is present at the Special Meeting.

     The Board of Directors of South Florida is not aware of any business to be acted upon at the Special Meeting other than consideration of the Agreement described herein. If, however, other matters are properly brought before the Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act on such matters according to their best judgment. Proxies voted in favor of approval of the Agreement, or proxies as to which no voting instructions are given, will be voted to adjourn the Special Meeting, if necessary, in order to solicit additional proxies in favor of approval of the Agreement. Proxies voted against approval of the Agreement and abstentions will not be voted for an adjournment. See "Adjournment of the Special Meeting."

EFFECT OF MERGER ON OUTSTANDING BANCGROUP COMMON STOCK


     Assuming that no dissenters' rights of appraisal are exercised in the Merger, no South Florida Options are exercised prior to the Merger or exchanged in the Cashless Exchange, and based upon 1,213,465 shares of South Florida Common Stock outstanding as of September 30, 1997, BancGroup would issue 1,910,722 shares of BancGroup Common Stock to the shareholders of South Florida pursuant to the Merger. Based on those assumptions, the shares of BancGroup Common Stock will represent approximately 4.35% of the total number of shares of BancGroup Common Stock outstanding following the Merger, not counting any additional shares BancGroup may issue, including shares to be issued pursuant to other pending acquisitions.

                                   THE MERGER


     The following sets forth a summary of the material provisions of the Agreement and the Option Agreement and the transactions contemplated thereby. The description does not purport to be complete and is qualified in its entirety by reference to the Agreement and the Option Agreement attached hereto as Appendix A and Appendix B, respectively, and certain provisions of Florida law relating to the rights of dissenting shareholders, a copy of which is attached hereto as Appendix B. All South Florida shareholders are urged to read the Agreement and the Option Agreement and the Appendices in their entirety.


GENERAL

     The Agreement provides that, subject to approval by the shareholders of South Florida, receipt of necessary regulatory approvals and satisfaction of certain other conditions described below at "Conditions to Consummation of the Merger," South Florida will merge with and into BancGroup. Upon completion of the Merger, the corporate existence of South Florida will cease, and BancGroup will succeed to the business formerly conducted by South Florida.

BACKGROUND OF THE MERGER

     In late November 1996, representatives of BancGroup met with Mr. Richard Garner, a Director of South Florida and President and Chief Executive Officer of the Bank. The meeting was arranged as an introduction to Colonial Bank, a subsidiary of BancGroup, and to determine a level of interest in pursuing a possible business combination. At this meeting BancGroup's business goals and philosophy were outlined, including its interest in combining well-run community banks in Florida's premier markets. Mr. Garner suggested that BancGroup contact Mr. David Crockett, Sr., a director of South Florida and Chairman of the Board of the Bank.

     Following several telephone conversations, on February 19, 1997, certain officers of BancGroup met in Philadelphia with Mr. David Crockett, Sr. and Mr. David Crockett, Jr., a director of the Bank. At this meeting, the operating philosophies of BancGroup, and its desire to enter the Southwest Florida market were discussed. Mr. Crockett, Sr. indicated that the Bank was not on the market and that a significant premium would be necessary for South Florida seriously to consider a merger proposal. In early March 1997, a meeting was held at the Bank's offices in Bonita Springs at which two members of senior management of BancGroup met with certain directors of South Florida further to discuss operating and financial issues relative to BancGroup and the Bank. On March 10, 1997, BancGroup submitted a written proposal to Mr. Crockett, Sr. and proposed an exchange of 1.47 shares of BancGroup Common Stock for each outstanding share of common stock and option of South Florida. Based on the current market price of BancGroup's Common Stock ($23 per share), this offer represented a value of approximately $39.2 million for the outstanding South Florida Common Stock and South Florida Options. South Florida's management responded by indicating that the proposed consideration was inadequate. As a result of subsequent discussions, BancGroup proposed an exchange ratio of 1.6089 shares of BancGroup Common Stock for each outstanding share of Common Stock and option of South Florida. This offer represented a value of approximately $45.0 million for the outstanding South Florida Common Stock and South Florida Options. The proposal was subject to, among other contingencies, a satisfactory due diligence.

     On June 23, 1997, the Board of Directors of South Florida met in Philadelphia to discuss the proposal. At this meeting recent Florida bank acquisitions were discussed. It was also noted that the BancGroup proposal was approximately three times South Florida's December 31, 1996 net equity, considerably above the average of recent Florida transactions. Lengthy discussions were held relating to BancGroup's financial performance and the improved liquidity offered by its NYSE listing. Other issues discussed related to the possible negative impact of interstate banking on bank prices, the increased competition in the markets served by the Bank and the resulting declining margins.

     A further meeting was held in Boston on July 8, 1997, at which certain officers of BancGroup met with certain of the directors of South Florida. This meeting centered around BancGroup's practice of allowing local management to operate with a high degree of autonomy.

     On July 20, 1997 the South Florida Board of Directors met in Bonita Springs to review the latest proposal. This meeting was attended by counsel for South Florida who was engaged to advise the Board of Directors of its duties and responsibilities in light of the proposed business combination. After discussion, the Board unanimously resolved to execute a Letter of Intent with BancGroup and proceed with the preparation of a definitive agreement. After further negotiation, it was agreed that each share of Common Stock of South Florida on the Effective date would be converted into 1.5746 shares of BancGroup Common Stock. The Agreement, dated as of September 4, 1997, was then unanimously approved by the Board of Directors of South Florida. Based on the market price of BancGroup's shares of Common Stock on such date, the aggregate value of the merger approximated $54 million.


SOUTH FLORIDA'S BOARD OF DIRECTORS' REASONS FOR APPROVING THE MERGER


     South Florida's Board of Directors considered a number of factors in deciding to approve the Merger and recommend the terms of the Agreement to South Florida's shareholders. These factors included, among other things: (i) as discussed below, the consideration to be received by the shareholders of South Florida upon the consummation of the Merger; (ii) that it is expected that the Merger will be a tax-free transaction (except to the extent cash is received by shareholders); (iii) the fact that the Merger will enable South Florida shareholders to exchange their shares of South Florida Common Stock (for which there is no established public trading market) for shares of BancGroup Common Stock, which are listed on a national exchange and in which there has been an active trading market; (iv) the fact that, within the last two years at least nine competing banks, some of which are substantially larger than South Florida, have constructed new offices in South Florida's primary markets with the result that increased competition has had a negative impact on South Florida's profit margins; (v) changes in the regulatory environment (particularly in regard to interstate banking) that have further increased competitive pressures on community banks; (vi) the historical market prices of BancGroup Common Stock and BancGroup's dividend payment history; (vii) the appeal of BancGroup's philosophy of maintaining the community-oriented style of banking among its acquired banks, including BancGroup's history of maintaining local management and allowing local management to retain a high level of autonomy, particularly as to loan decisions; (viii) the prospect of minimal job displacement among South Florida's employees; and (ix) the impact of the Merger on South Florida's customers and the communities that it serves.



     In evaluating whether the terms of the Merger would be fair to the shareholders of South Florida from a financial point of view, the Board of Directors reviewed publicly available reports of consideration paid for Florida financial institutions similar in size to South Florida. In general, the Board of Directors found that consideration equivalent to two to three times book value had been paid for institutions similar in size to, and having performance records comparable with South Florida. At the time the Board of Directors considered approving the Agreement, the value of the consideration being offered by BancGroup was in excess of three times the book value of South Florida Common Stock.



     In the course of the various negotiations from March 1997 until the definitive agreement was signed on September 4, 1997, numerous factors were discussed and considered by the South Florida Board of Directors. Prominent among those factors were the increasing market value of the BancGroup's common stock during the period of negotiations, due diligence results, management compensation and the continuation of management after the merger. The final exchange ratios were the result of these factors and negotiations with BancGroup.



     The Board of Directors validated its conclusion through informal discussions with investment advisors. In addition, the Board of Directors reviewed, in discussions with investment advisors and through the published reports of investment banking firms, the performance of BancGroup Common Stock and its dividend policies and payment histories. Based on this review, the Board of Directors concluded that the consideration to be received by the shareholders in the Merger would be fair from a financial point of view.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF SOUTH FLORIDA

     The Board of Directors has determined that the Merger is in the best interests of South Florida and its shareholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF SOUTH FLORIDA VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE AGREEMENT AND THE MERGER.

BANCGROUP'S REASONS FOR THE MERGER

     The Board of Directors of BancGroup has unanimously approved the Agreement and the Merger. BancGroup has been seeking to expand its banking operations in Florida. BancGroup currently operates a commercial bank with branches in the Orlando, Ormond Beach, Tampa, Ft. Myers, Winter Haven, Miami and the Miami Beach areas, with acquisitions pending in the Orlando and St. Petersburg areas. The Board of Directors of BancGroup believes that the combination with South Florida and the Bank is consistent with that expansion strategy.

     In approving the Merger and the Agreement, the Board of Directors of BancGroup took into account: (i) the financial performance and condition of South Florida, including its capital and asset quality; (ii) similarities in the philosophies of BancGroup and South Florida, including South Florida's commitment to delivering high quality personalized financial services to its customers; and (iii) South Florida's management's knowledge of and experience in the Bonita Springs, Florida market.

RELATED TRANSACTIONS -- STOCK OPTION

     South Florida and BancGroup have entered into a stock option agreement dated as of September 4, 1997 (the "Option Agreement") whereby South Florida has granted to BancGroup an option to purchase up to 230,292 shares of South Florida Common Stock at a purchase price of $38.00 per share. The Option Agreement is attached hereto as Appendix C. Both the number of shares subject to the option and the purchase price per option share are subject to adjustment in certain circumstances. The Option Agreement was entered into as an inducement for and as a condition to BancGroup's execution of the Agreement. The Option Agreement is intended to increase the likelihood that the Merger will be consummated by making it more difficult and expensive for a third party to acquire control of South Florida while BancGroup is seeking to consummate the Merger.

     The option granted under the Option Agreement may be exercised by BancGroup, in whole or in part, in the event a "Purchase Event" precedes the termination of the Agreement. If the option becomes exercisable, South Florida may be required to repurchase the option or any shares issued thereunder at a price calculated in accordance with the Option Agreement. In addition, under certain circumstances, the option may be converted into a similar option to acquire shares of an entity engaging in certain transactions with South Florida.

     The term "Purchase Event" is defined to include: (i) South Florida's agreement, without BancGroup's prior written consent, to effect an "Acquisition Transaction" with any person other than BancGroup, or South Florida's authorization, recommendation, or public proposal (or public announcement of its intention to authorize, recommend, or propose) such an agreement; or (ii) the acquisition by any person of beneficial ownership of 25% or more of the outstanding shares of South Florida Common Stock. The term "Acquisition Transaction" is defined to include: (i) a merger, consolidation, or other business combination involving South Florida; (ii) the disposition, by sale, exchange, lease, or otherwise, of substantially all of the consolidated assets of South Florida; or (iii) the issuance of securities representing 25% or more of the voting power of South Florida.

     The Option Agreement and the option granted thereunder terminate upon the earliest to occur of: (i) the Effective Date; (ii) termination of the Agreement in accordance with its terms prior to the occurrence of a Purchase Event or a " Preliminary Purchase Event" (generally, a tender offer or exchange offer by a third party to acquire more than 25% of the outstanding shares of South Florida Common Stock or the failure of South Florida's shareholders to approve the Merger following the public announcement of a proposed Acquisition Transaction or tender offer); (iii) termination of the Agreement by BancGroup prior to the occurrence of a Purchase Event or a Preliminary Purchase Event for reasons other than a breach of the Agreement by South Florida or the failure to occur of certain conditions precedent to the Merger; or (iv) the anniversary of termination of the Agreement by BancGroup because of either a material breach of the Agreement by South Florida, or the failure to occur of certain conditions precedent to the consummation of the Merger.

     To the knowledge of South Florida, no event that would permit the exercise of the option has occurred as of the date hereof. The rights and obligations of South Florida and BancGroup under the Option Agreement are subject to receipt of any required regulatory approval, including approval by the Federal Reserve under the BHCA.

     The Option Agreement, together with South Florida's agreement not to negotiate or entertain any proposals for the sale of South Florida or its subsidiaries to another party (see "The Merger -- Commitments with Respect to Other Offers"), have the effect of discouraging persons who might now, or prior to the Effective Date, be interested in acquiring all of or a significant interest in, South Florida from considering or proposing such an acquisition, even if such persons were prepared to pay a higher price per share for the South Florida Common Stock than the price per share to be paid by BancGroup in the Merger. The option granted to BancGroup under the Option Agreement will become exercisable in the event of the occurrence of certain proposals to acquire South Florida or the Bank. The possibility that BancGroup might exercise the option, and thus acquire a substantial block of South Florida Common Stock, might deter offers of other bidders interested in such an acquisition.

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     Certain directors and executive officers of South Florida and the Bank hold South Florida Options which entitle them to purchase, in the aggregate, up to 15,908 shares of South Florida Common Stock. Under the terms of the Agreement, any South Florida Options which are not exercised prior to the Effective Date or exchanged in the Cashless Exchange will be assumed by BancGroup and will give the holders of South Florida Options the right to acquire shares of BancGroup Common Stock. See "Conversion of South Florida Common Stock" and "Treatment of South Florida Options."


     The Agreement provides as a condition precedent to BancGroup's obligation to consummate the Merger that Richard Garner, an executive officer of the Bank, enter into an employment agreement with Colonial Bank. Such employment agreement will provide for (i) a term of three years, (ii) an annual salary of $145,000, which is equal to his current salary, (iii) an option to buy 19,300 shares of BancGroup Common Stock at an exercise price of $15.17 per share, such option vesting ratably over a three year period, and (iv) a non-competition agreement to run concurrently with the three year term. Joel Whittenhall, an officer of the Bank, will receive as of the Effective Date a stock option agreement granting from the option to buy 12,700 shares of BancGroup Common Stock at an exercise price of $15.17 per share, such option vesting ratably over a five year period.

     On the Effective Date, subject to the agreements described above, all employees of South Florida (including its executive officers) shall, at BancGroup's option, either become employees of BancGroup or its subsidiaries or be entitled to severance benefits in accordance with the severance policy of Colonial Bank, as of the date of the Agreement. All employees of South Florida who become employees of BancGroup or its subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable law, to participate in all benefit plans of BancGroup to the same extent as BancGroup's employees.

CONVERSION OF SOUTH FLORIDA COMMON STOCK


     On the Effective Date, each share of South Florida Common Stock outstanding and held by South Florida's shareholders (except shares as to which dissenters' rights are perfected) shall be converted by operation of law and without any action by any holder thereof into shares of BancGroup Common Stock. Each outstanding share of South Florida Common Stock on the Effective Date shall be converted into 1.5746 shares of BancGroup Common Stock. Accordingly, the number of shares of BancGroup Common Stock to be issued in the Merger will be 1,910,722 based upon the 1,213,465 shares of South Florida Common Stock outstanding as of September 30, 1997.


     No fractional shares of BancGroup Common Stock will be issued in the Merger. Each shareholder of South Florida having a fractional interest arising upon the conversion of South Florida Common Stock into BancGroup Common Stock will, at the time of surrender of the certificates representing South Florida Common Stock, be paid by BancGroup an amount of cash equal to such fractional interest multiplied by the Market Value.

     The Agreement provides that if, prior to the Effective Date, BancGroup Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of BancGroup Common Stock into which the South Florida Common Stock shall be converted in the Merger.

     For a description of the assumption of South Florida Options, see "Treatment of South Florida Options."

SURRENDER OF SOUTH FLORIDA COMMON STOCK CERTIFICATES

     On the Effective Date and subject to the conditions described at "Conditions to Consummation of the Merger," South Florida's shareholders (except to the extent that such holders perfect dissenters' rights under applicable law) will automatically, and without further action by such shareholders or by BancGroup, become owners of BancGroup Common Stock as described herein. Outstanding certificates representing shares of the South Florida Common Stock shall represent shares of BancGroup Common Stock. Thereafter, upon surrender of the certificates formerly representing shares of South Florida Common Stock, the holders will be entitled to receive certificates for the BancGroup Common Stock. Dividends on the shares of BancGroup Common Stock will accumulate without interest and will not be distributed to any former shareholder of South Florida unless and until such shareholder surrenders for cancellation his certificate for South Florida Common Stock. SunTrust Bank, Atlanta, Atlanta, Georgia, transfer agent for BancGroup Common Stock, will act as the Exchange Agent with respect to the shares of South Florida Common Stock surrendered in connection with the Merger. A detailed explanation of these arrangements will be mailed to South Florida shareholders promptly following the Effective Date. STOCK CERTIFICATES SHOULD NOT BE SENT TO THE EXCHANGE AGENT UNTIL SUCH NOTICE IS RECEIVED.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is intended to qualify as a "reorganization" for federal income tax purposes under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). The obligation of South Florida to consummate the Merger is conditioned on the receipt by BancGroup of an opinion from Coopers & Lybrand L.L.P., which serves as BancGroup's independent public accountant, to the effect that the Merger will constitute such a reorganization. The opinion has been delivered to BancGroup. In delivering its opinion, Coopers & Lybrand L.L.P., has received and relied upon certain representations contained in certificates of officers of BancGroup and South Florida and certain other information, data, documentation and other materials as it deems necessary. The tax opinion is based upon customary assumptions contained therein, including the assumption that South Florida has no knowledge of any plan or intention on the part of the South Florida shareholders to sell or dispose of BancGroup Common Stock that would reduce their holdings to the number of shares having in the aggregate a fair market value of less than 50% of the total fair market value of the South Florida Common Stock outstanding immediately prior to the Merger.

     Neither South Florida nor BancGroup intends to seek a ruling from the IRS as to the federal income tax consequences of the Merger. South Florida's shareholders should be aware that the opinion will not be binding on the IRS or the courts. South Florida's shareholders also should be aware that some of the tax consequences of the Merger are governed by provisions of the Code as to which there are no final regulations and little or no judicial or administrative guidance. There can be no assurance that future legislation, administrative rulings, or court decisions will not adversely affect the accuracy of the statements contained herein.

     The tax opinion states that, provided the assumptions stated therein are satisfied, the Merger will constitute a reorganization as defined in Section 368(a) of the Code, and the following federal income tax consequences will result to South Florida's shareholders who exchange their shares of South Florida Common Stock for shares of BancGroup Common Stock:

          (i) No gain or loss will be recognized by South Florida's shareholders on the exchange of shares of South Florida Common Stock for shares of BancGroup Common Stock;

          (ii) The aggregate basis of BancGroup Common Stock received by each South Florida shareholder (including any fractional shares of BancGroup Common Stock deemed received, but not actually received), will be the same as the aggregate tax basis of the shares of South Florida Common Stock surrendered in exchange therefor;

          (iii) The holding period of the shares of BancGroup Common Stock received by each South Florida shareholder will include the period during which the shares of South Florida Common Stock exchanged therefor were held, provided that the shares of South Florida Common Stock were a capital asset in the holder's hands as of the Effective Date;

          (iv) Cash payments received by each South Florida shareholder in lieu of a fractional share of BancGroup Common Stock will be treated for federal income tax purposes as if the fractional share had been issued in the exchange and then redeemed by BancGroup. Gain or loss will be recognized on the redemption of the fractional share and generally will be capital gain or loss if the South Florida Common Stock is a capital asset in the hands of the holder;

          (vi) No gain or loss will be recognized by South Florida upon the transfer of its assets and liabilities to BancGroup. No gain or loss will be recognized by BancGroup upon the receipt of the assets and liabilities of South Florida;

          (vii) The basis of the assets of South Florida acquired by BancGroup will be the same as the basis of the assets in the hands of South Florida immediately prior to the Merger;

          (viii) The holding period of the assets of South Florida in the hands of BancGroup will include the period during which such assets were held by South Florida; and

          (ix) No gain or loss will be recognized by South Florida's shareholders on the assumption and conversion of South Florida options into BancGroup options;

          (x) The Cashless Exchange of Options (as defined in the merger agreement) will result in the South Florida option holders recognizing ordinary income equal to the fair market value of BancGroup Common Stock received in the exchange; and

          (xi) A South Florida shareholder who dissents and receives only cash pursuant to dissenters' rights will recognize gain or loss. Such gain or loss will, in general, be treated as capital gain or loss, measured by the difference between the amount of cash received and the tax basis of the shares of South Florida Common Stock converted, if the shares of South Florida Common Stock were held as capital assets. However, a South Florida shareholder who receives only cash may need to consider the effects of
     Section 302 and 318 of the Code in determining the federal income tax consequences of the transaction.

     Each South Florida shareholder will be required to report on such shareholder's federal income tax return for the fiscal year of such shareholder in which the Merger occurs that such shareholder has received BancGroup Common Stock in a reorganization.

     FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THE SHAREHOLDERS OF SOUTH FLORIDA, TO SOUTH FLORIDA AND TO BANCGROUP AND DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL TAX EFFECTS OF THE MERGER. THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES,

BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS, SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES OF SOUTH FLORIDA COMMON STOCK AS "CAPITAL ASSETS" WITHIN THE MEANING OF SECTION 1221 OF THE CODE, AND SHAREHOLDERS WHO ACQUIRED THEIR SHARES OF SOUTH FLORIDA COMMON STOCK PURSUANT TO THE EXERCISE OF OPTIONS OR OTHERWISE AS COMPENSATION, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION; MOREOVER, THE TAX CONSEQUENCES TO HOLDERS OF SOUTH FLORIDA OPTIONS ARE NOT DISCUSSED. THE DISCUSSION IS BASED UPON THE CODE, TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING IS SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. SOUTH FLORIDA SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.

OTHER POSSIBLE CONSEQUENCES

     If the Merger is consummated, the shareholders of South Florida, a Florida corporation, will become shareholders of BancGroup, a Delaware business corporation.

     For a discussion of the differences, if any, in the rights, preferences, and privileges attaching to South Florida Common Stock as compared with BancGroup Common Stock, see "Comparative Rights of Shareholders."

CONDITIONS TO CONSUMMATION OF THE MERGER

     The respective parties' obligations to consummate the Merger are subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the Agreement.

     The obligations of South Florida and BancGroup to consummate the Merger are conditioned upon, among other things, (i) the approval of the Agreement by the holders of at least a majority of the outstanding shares of South Florida Common Stock; (ii) the notification to, or approval of, the Merger by the Federal Reserve and approval of the Bank Merger by the Alabama Department and the Federal Reserve; (iii) the absence of pending or threatened litigation with a view to restraining or prohibiting consummation of the Merger or in which it is sought to obtain divestiture, rescission or damages in connection with the Merger; (iv) the absence of any investigation by any governmental agency which might result in any such proceeding; (v) consummation of the Merger no later than February 28, 1998, provided that if all Federal Regulatory approvals (including the registration statement, of which this prospectus forms a part, having been declared effective by the SEC) have not been granted prior to December 31, 1997, then the February 28, 1998 deadline shall be extended to April 30, 1998; and (vi) receipt of opinions of counsel regarding certain matters.

     The obligation of South Florida to consummate the Merger is further subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of BancGroup; (ii) the shares of BancGroup Common Stock to be issued under the Agreement shall have been approved for listing on the NYSE; and (iii) the accuracy in all material respects of the representations and warranties of BancGroup contained in the Agreement and the performance by BancGroup of all of its covenants and agreements under the Agreement.

     The obligation of BancGroup to consummate the Merger is subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of South Florida; (ii) the number of shares as to which holders of South Florida Common Stock exercise dissenters' rights not exceeding ten percent of the outstanding shares of South Florida Common Stock; (iii) the receipt of a letter from Coopers & Lybrand L.L.P. concurring with the conclusions of BancGroup's and South Florida's management that no conditions exist with respect to each company which would preclude accounting for the Merger as a pooling of interests; (iv) the accuracy in all material respects of the representations and warranties of South Florida contained in the Agreement, and the performance by South Florida of all of its covenants and agreements under the Agreement; (v) the satisfaction of BancGroup with the results of a second due diligence to be undertaken by BancGroup approximately 30 days before the Effective Date on matters arising or occurring since the completion of BancGroup's first due diligence investigation conducted prior to the execution of the Agreement; and
(vi) the receipt by BancGroup of certain undertakings from holders of South Florida Common Stock who may be deemed to be "affiliates" of South Florida pursuant to the rules of the Commission.

     It is anticipated that the foregoing conditions, as well as certain other conditions contained in the Agreement, such as the receipt of certificates of officers of each party as to compliance with the Agreement, and satisfaction of each party of all representations, warranties and covenants, will be satisfied. The Agreement provides that each of South Florida and BancGroup may waive all conditions to its respective obligation to consummate the Merger, other than the receipt of the requisite approvals of regulatory authorities and approval of the Agreement by the Shareholders of South Florida. In making any decision regarding a waiver of one or more conditions to consummation of the Merger or an amendment of the Agreement, the Boards of Directors of South Florida and BancGroup would be subject to the fiduciary duty standards imposed upon such boards by relevant law that would require such boards to act in the best interests of their respective shareholders.

AMENDMENT OR TERMINATION OF AGREEMENT

     To the extent permitted by law, the Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Boards of Directors of each of the parties. However, after adoption of the Agreement and the merger by the holders of South Florida Common Stock, no amendment decreasing the consideration to be received by South Florida shareholders may be made without the further approval of such shareholders. Such amendments may require the filing with the Commission of an amendment of the Registration Statement, of which this Prospectus forms a part. The Agreement may be terminated at any time prior to or on the Effective Date, whether before or after adoption of the Agreement by the shareholders of South Florida, by the mutual consent of the respective Boards of Directors of South Florida and BancGroup, or by the Board of Directors of either BancGroup or South Florida under certain circumstances including, but not limited to, the failure of the transactions contemplated by the Agreement to be consummated on or prior to February 28, 1998 (or under certain circumstances, April 30, 1998), if such failure to consummate is not caused by any breach of the Agreement by the party electing to terminate.

REGULATORY APPROVALS


     Prior to the Merger, a notification of the Merger will be provided to the Federal Reserve pursuant to Section 3 of the BHCA and the regulations promulgated pursuant thereto. It is contemplated that the Merger will occur simultaneously with the Bank Merger. The approval of the Federal Reserve and the Alabama Department must be obtained prior to consummation of the Bank Merger. In addition, notification of the Bank Merger must be filed with the Office of the Comptroller of the Currency (the "OCC"). Applications were filed with the Federal Reserve and the Alabama Department, and notification was filed with the OCC, on October 17, 1997. The Federal Reserve approved the Merger as of November 19, 1997. Such approval did not contain any terms or conditions that would cause the parties to abandon the Merger. The Alabama Banking Department is expected to approve the Bank Merger within two weeks of the Special Meeting.


     Federal Reserve Notification. Under limited circumstances, approval of the Merger by the Federal Reserve under Section 3 of the BHCA is not required. More specifically, the Merger would not require Federal Reserve approval if: (1) the Bank is merged into a BancGroup bank subsidiary simultaneously with the Merger;
(2) the Bank's merger into a BancGroup bank subsidiary requires the prior approval of a federal supervisory agency under the Bank Merger Act; (3) the transaction does not involve an acquisition subject to Section 4 of the BHCA;
(4) both before and after the transaction, BancGroup meets the Federal Reserve's capital adequacy guidelines; and (5) BancGroup provides written notice of the transaction to the Federal Reserve at least ten days prior to the transaction, and during that period, the Federal Reserve does not require an application under Section 3 of the BHCA. It is anticipated that BancGroup will satisfy the foregoing requirements, and, absent Federal Reserve action pursuant to item (5) above, an application with the Federal Reserve pursuant to Section 3 of the BHCA will not be required.

     In the event the Federal Reserve requires an application pursuant to
Section 3 of the BHCA, approval of the Federal Reserve would be required prior to the Merger. Pursuant to Section 3 of the BHCA, and the regulations promulgated pursuant thereto, the Federal Reserve must withhold approval of the Merger if it finds that the transaction will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve may not approve the Merger if it finds that the effect thereof may be substantially to lessen competition in any section of the country, or tend to create a monopoly, or would in any other manner be in restraint of trade, unless it finds that the anti-competitive effects of the Merger are clearly outweighed by the probable effect of the Merger in meeting the convenience and needs of the communities to be served. The Federal Reserve will also take into consideration the financial condition and managerial resources of BancGroup, its subsidiaries, any banks related to BancGroup through common ownership or management, and the Bank. Finally, the Federal Reserve will consider the compliance records of BancGroup's subsidiaries under the Community Reinvestment Act.

     In addition, the Federal Reserve is expressly permitted to approve applications under Section 3 of the BHCA for a bank holding company that is adequately capitalized and adequately managed to acquire control of a bank located in a state other than the home state of such bank holding company (an "Interstate Acquisition"), without regard to whether such transaction is prohibited under the law of any state. However, if the law of the state in which the target bank is located requires the target bank to have been in existence for some minimum period of time, the Federal Reserve is prohibited from approving an application by a bank holding company to acquire such target bank if such target bank does not satisfy this state law requirement, so long as the state law specifying such minimum period of time does not specify a period of more than five years.

     Also, the Federal Reserve is prohibited from approving an Interstate Acquisition if the acquiring bank holding company controls, or upon consummation of the acquisition, would control, more than ten percent of the total amount of deposits of insured depository institutions in the United States. Finally, subject to certain exceptions, the Federal Reserve may not approve an application pertaining to an Interstate Acquisition if, among other things, the bank holding company, upon consummation of the acquisition, would control 30% or more of the total amount of deposits of insured depository institutions in the state where the target bank is located.

     The BHCA provides for the publication of notice and public comment on the application and authorizes the Federal Reserve to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger. Section 11 of the BHCA imposes a waiting period which prohibits the consummation of the Merger, in ordinary circumstances, for a period ranging from 15-30 days following the Federal Reserve's approval of the Merger. During such period, the United States Department of Justice, should it object to the Merger for antitrust reasons, may challenge the consummation of the Merger.

     Pursuant to Section 18(c) of the Federal Deposit Insurance Act (the "Bank Merger Act"), the Federal Reserve's approval also must be obtained prior to the Bank Merger. The Federal Reserve is prohibited from approving the Bank Merger if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve is prohibited from approving the Bank Merger if its effect, in any section of the country, would be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade, unless it finds that the anti-competitive effects of the Bank Merger are clearly outweighed in the public interest by the probable effect of the Bank Merger in meeting the convenience and needs of the community to be served. The Federal Reserve is required to take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions, and the convenience and needs of the community to be served.

     In that the Bank Merger constitutes an interstate bank merger, certain additional requirements are applicable to the Bank Merger. For example, the Federal Reserve is prohibited from approving the Bank

Merger if the bank resulting from the Bank Merger, including all insured depository institutions which are affiliates of such resulting bank, upon consummation of the transaction, would control more than 10% of the total amount of deposits of insured depository institutions in the United States. The Federal Reserve is also prohibited from approving the Bank Merger if either party to the Bank Merger has a branch in any state in which any other bank involved in the Bank Merger has a branch, and the resulting bank, upon consummation of the Bank Merger, would control 30% or more of the total amount of deposits of insured depository institutions in any such state. Finally, the Federal Reserve may approve the interstate bank merger only if each bank involved in the transaction is adequately capitalized as of the date the application is filed, and the Federal Reserve determines that the resulting bank will continue to be adequately capitalized and adequately managed upon consummation of the Bank Merger.

     The Bank Merger Act imposes a waiting period which prohibits consummation of the Bank Merger, in ordinary circumstances, for a period ranging from 15-30 days following the Federal Reserve's approval of the Bank Merger. During such period, the United States Department of Justice, should it object to the Merger for antitrust reasons, may challenge the consummation of the Merger.

     Alabama Department Approval. The Bank Merger must be approved by the Alabama Department pursuant to applicable provisions of the Alabama Banking Code. If the Superintendent of the Alabama Department finds that (1) the proposed transaction will not be detrimental to the safety and soundness of the bank resulting from the Bank Merger, (2) any new officers and directors of the resulting bank are qualified by character, experience, and financial responsibility to direct and manage the resulting bank, and (3) the proposed Bank Merger is consistent with the convenience and needs of the communities to be served by the resulting bank in the State of Alabama and is otherwise in the public interest, the Bank Merger shall be approved by the Superintendent.

     The Agreement provides that the obligation of each of BancGroup and South Florida to consummate the Merger is conditioned upon the receipt of all necessary regulatory approvals. There can be no assurance that the applications necessary for BancGroup to consummate the Merger with South Florida will be approved, and, if such approvals are received, that such approvals will not be conditioned upon terms and conditions that would cause the parties to abandon the Merger.

CONDUCT OF BUSINESS PENDING THE MERGER

     The Agreement contains certain restrictions on the conduct of the business of South Florida pending consummation of the Merger. The Agreement prohibits South Florida from taking, without the prior written consent of BancGroup, any of the following actions prior to the Effective Date, subject to certain limited exceptions previously agreed to by BancGroup and South Florida:

          (i) Issuing, delivering or agreeing to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), except shares of South Florida Common Stock issued upon the exercise of South Florida Options;

          (ii) Borrowing or agreeing to borrow any funds or incurring or becoming subject to, any liability (absolute or contingent) except borrowings, obligations and liabilities incurred in the ordinary course of business and consistent with past practice;

          (iii) Paying any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent balance sheet and current liabilities incurred since that date in the ordinary course of business and consistent with past practice;

          (iv) Declaring or making or agreeing to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to shareholders, or purchasing or redeeming or agreeing to purchase or redeem, any of its outstanding securities, except that South Florida may pay a cash dividend to its shareholders at its current rate and at times consistent with past practice, and provided further that such dividend rate may be increased by $0.02 per share per year;

          (v) Except in the ordinary course of business, selling or transferring or agreeing to sell or transfer, any of its assets, property or rights or canceling, or agreeing to cancel, any debts or claims;

          (vi) Except in the ordinary course of business, entering or agreeing to enter into any agreement or arrangement granting any preferential rights to purchase any of its assets, property or rights or requiring the consent of any party to the transfer and assignment of any of its assets, property or rights;

          (vii) Waiving any rights of value which in the aggregate are material;

          (viii) Except in the ordinary course of business, making or permitting any amendment or termination of any contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

          (ix) Except in accordance with past practice, making any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

          (x) Except in accordance with past practice, increasing the rate of compensation payable to or to become payable to any of its officers or employees or making any material increase in any profit-sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

          (xi) Failing to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations; and

          (xii) Entering into any other material transaction other than in the ordinary course of business.

     The Agreement provides that prior to the Effective Date, no director or officer of South Florida or any of its subsidiaries shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of South Florida or its subsidiaries.

     The Agreement also provides that (i) South Florida will consult with BancGroup and advise it in advance of all loan requests outside the ordinary course of business or in excess of $250,000 that are not single-family residential loan requests (ii) South Florida will furnish to BancGroup copies of all minutes of loan committee meetings of the Bank for meetings occurring after the date of the execution of the Agreement; and (iii) South Florida will consult with BancGroup to coordinate various business issues on a basis mutually satisfactory to South Florida and BancGroup. To aid in these consultations, the Agreement provides that South Florida will make available to BancGroup office space for one representative of BancGroup to use from time to time during the term of the Agreement, and that BancGroup will reimburse South Florida for all expenses reasonably associated with such space. BancGroup's representative in the South Florida Office will respond on behalf of BancGroup to matters arising under clauses (i) and (iii) of the first sentence of this paragraph and will be available to attend, when appropriate, meetings of the board of directors or loan committee of the Bank.

     The Agreement also provides that South Florida will update monthly the list provided to BancGroup of all loans of South Florida or the Bank to any person affiliated directly or indirectly with South Florida or the Bank, or any officer or employee of South Florida or the Bank, showing the identity of the borrower, identifying the collateral, and summarizing the material terms thereof. South Florida and the Bank may not alter the terms of any such loan, or exchange or modify the collateral for such loans, except as may be required by Law, without prior notice to, and consultation with, BancGroup.

     The Agreement provides that South Florida and the Bank will not release from pledge any shares of South Florida Common Stock which serve as collateral for any loan or alter the terms of such loans or exchange or modify collateral for such loans, except as may be required by law, without prior notice to and consultation with BancGroup. The Agreement further provides that South Florida will have collected all stock powers or endorsements relating to, and undertake all other actions necessary to perfect the security interest in, such loans prior to the Effective Date.

     The Agreement also provides that South Florida will not make purchases for its investment portfolio without the prior written consent of BancGroup, except that such consent shall not be required for purchases of U.S. Treasuries, Agency Notes and Bonds, investment grade corporate notes with due dates of less than three years and Fed Funds.

COMMITMENTS WITH RESPECT TO OTHER OFFERS

     Until the termination of the Agreement, and except for the Merger, neither South Florida nor any of its directors or officers (or any person representing any of the foregoing) shall solicit or encourage inquiries or proposals with respect to, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or of a substantial portion of the assets of, or of a substantial equity interest in, South Florida or any business combination involving South Florida (collectively, an "Acquisition Proposal") other than as contemplated by the Agreement. South Florida will notify BancGroup immediately if any such inquiries or proposals are received by South Florida, if any such information is requested from South Florida, or if any such negotiations or discussions are sought to be initiated with South Florida. South Florida shall instruct its officers, directors, agents or affiliates or their subsidiaries to refrain from doing any of the above. South Florida may communicate information about an Acquisition Proposal to its shareholders if and to the extent that legal counsel provides a written opinion to South Florida that it is required to do so in order to comply with its legal obligations.

     In connection with the Agreement, South Florida has granted to BancGroup the option to purchase up to 19% of the South Florida Common Stock at a purchase price of $38.00 per share. The option will become exercisable upon the occurrence of certain events which are generally related to the potential acquisition of South Florida by another party. The option is intended to increase the likelihood that the Merger will be consummated by making it more difficult and expensive for any third party to acquire control of South Florida while BancGroup is seeking to consummate the Merger. See "The Merger -- Related Transactions -- Stock Option."

RIGHTS OF DISSENTING SHAREHOLDERS

     Holders of South Florida Common Stock as of the Record Date are entitled to dissenters' rights of appraisal under Florida law. Consummation of the Merger is subject to, among other things, the holders of no more than 10% of the outstanding South Florida Common Stock electing to exercise their dissenters' rights. Pursuant to Section 607.1320 of the FBCA, a South Florida shareholder who does not wish to accept the shares of BancGroup Common Stock to be received pursuant to the terms of the Agreement may dissent from the Merger and elect to receive the fair value of his shares as of the day prior to the date the Merger is approved by South Florida shareholders. Such fair value is exclusive of any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable.

     In order to exercise appraisal rights, a dissenting shareholder of South Florida (a "Dissenting Shareholder") must strictly comply with the statutory procedures of Sections 607.1320, 607.1301 and 607.1302 of the FBCA, which are summarized below. A copy of the full text of those Sections is attached hereto as Appendix B. SHAREHOLDERS OF SOUTH FLORIDA ARE URGED TO READ APPENDIX B IN ITS ENTIRETY AND TO CONSULT WITH THEIR LEGAL ADVISORS. EACH SHAREHOLDER OF SOUTH FLORIDA WHO DESIRES TO ASSERT HIS OR HER APPRAISAL RIGHTS IS CAUTIONED THAT FAILURE ON HIS OR HER PART TO ADHERE STRICTLY TO THE REQUIREMENTS OF FLORIDA LAW IN ANY REGARD WILL CAUSE A FORFEITURE OF ANY APPRAISAL RIGHTS.

     Procedures for Exercising Dissenters' Rights of Appraisal. The following summary of Florida law is qualified in its entirety by reference to the full text of the provisions of the FBCA attached hereto as Appendix B.

     1. A Dissenting Shareholder must file with South Florida, prior to the taking of the vote on the Merger, a written notice of intent to demand payment for his or her shares if the Merger is effectuated. A vote against the Merger will not alone be deemed to be the written notice of intent to demand payment. A Dissenting Shareholder need not vote against the Merger, but cannot vote for the Merger.

     2. Within ten days after the vote on the Merger is taken, South Florida must give written notice of the authorization of the Merger, if obtained, to each South Florida shareholder who filed notice of intent to demand payment for his shares. WITHIN TWENTY DAYS AFTER THE GIVING OF THE FOREGOING NOTICE BY SOUTH FLORIDA, EACH DISSENTING SHAREHOLDER MUST FILE WITH SOUTH FLORIDA A NOTICE OF ELECTION TO DISSENT, STATING HIS OR HER NAME AND ADDRESS, THE NUMBER OF SHARES AS TO WHICH HE OR SHE DISSENTS AND A DEMAND FOR PAYMENT OF THE FAIR VALUE OF HIS OR HER SHARES. ANY DISSENTING SHAREHOLDER FAILING TO FILE SUCH ELECTION WITHIN THE PERIOD WILL LOSE HIS OR HER APPRAISAL RIGHTS AND BE BOUND BY THE TERMS OF THE AGREEMENT. A Dissenting Shareholder filing an election to dissent must also deposit the certificate(s) representing his or her shares with South Florida simultaneously with the filing of the election.

     3. Upon filing a notice of election to dissent, a Dissenting Shareholder shall thereafter be entitled only to payment pursuant to the procedure set forth in the applicable sections of FBCA and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the Dissenting Shareholder at any time before an offer is made by South Florida to pay for shares. Upon such withdrawal, the right of the Dissenting Shareholder to be paid the fair value of his or her shares will cease, and he or she will be reinstated as a shareholder.

     4. Within ten days after the expiration of the period in which a Dissenting Shareholder may file notice of election to dissent, or within ten days after the Effective Date of the Merger, whichever is later (but in no event later than ninety days after the Merger is approved), South Florida (or BancGroup after the Effective Date) must make a written offer to each Dissenting Shareholder who has made demand for appraisal for his or her shares at a price deemed by South Florida to be the fair value thereof.

     5. If, within thirty days after the making of such offer, the Dissenting Shareholder accepts the offer, payment for the shares of the Dissenting Shareholder is to be made within ninety days after the making of such offer or the effective date of the Merger, whichever is later. Upon payment of the agreed value, the Dissenting Shareholder will cease to have any interest in such shares.

     6. If South Florida (or BancGroup, if appropriate) fails to make such offer within the period specified above or if it makes an offer and a Dissenting Shareholder fails to accept the same within a period of 30 days thereafter, then South Florida, within 30 days after receipt of written demand from any Dissenting Shareholder given within 60 days after the date on which the Merger was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in Lee County requesting that the fair value of such shares be determined by the Court.

     7. If South Florida fails to institute such proceeding within the above-prescribed period, any Dissenting Shareholder may do so in the name of South Florida. A copy of the initial pleading will be served on each Dissenting Shareholder. South Florida is required to pay each Dissenting Shareholder the amount found to be due within ten days after final determination of the proceedings. The judgment of the court is payable only upon and concurrently with the surrender to South Florida of the certificate(s) representing the shares. Upon payment of the judgment, the Dissenting Shareholder ceases to have any interest in such shares.

     8. The costs and expenses of the court proceeding are determined by the court and will be assessed against South Florida (or BancGroup, if appropriate) except that all or any part of such costs and expenses may be apportioned and assessed against any Dissenting Shareholders who are parties to the proceeding and to whom South Florida has made an offer to pay for their shares, if the court finds their refusal to accept such offer to have been arbitrary, vexatious or not in good faith. Expenses include reasonable compensation for, and expenses of, appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the value of the shares, as determined by the court, materially exceeds the amount that South Florida offered to pay for the shares then the court may, in its discretion, award to any Dissenting Shareholder who is a party to the proceedings, such sum as the court may determine to be reasonable compensation to any expert(s) employed by the Dissenting Shareholder in the proceeding.

     The foregoing discussion is only a summary of the provisions of Florida law and does not purport to be complete and is qualified in its entirety by reference to the provisions of Florida law, which are attached hereto as Appendix B. Successful assertion by South Florida shareholders of their dissenters' appraisal rights is dependent upon compliance with the requirements described above. Non-compliance with any provision will result in a failure to perfect those rights and the loss of any opportunity to receive payment for shares pursuant to an appraisal.

BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE FLORIDA LAW RELATING TO DISSENTERS' APPRAISAL RIGHTS, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISERS.

RESALE OF BANCGROUP COMMON STOCK ISSUED IN THE MERGER

     The issuance of the shares of BancGroup Common Stock pursuant to the Merger (including any shares to be issued pursuant to South Florida Options) has been registered under the Securities Act of 1933 (the "Securities Act"). As a result, shareholders of South Florida who are not "affiliates" of South Florida (as such term is defined under the Securities Act) may resell, without restriction, all shares of BancGroup Common Stock which they receive in connection with the Merger. Under the Securities Act, only affiliates of South Florida are subject to restrictions on the resale of the BancGroup Common Stock which they receive in the Merger.

     The BancGroup Common Stock received by affiliates of South Florida who do not also become affiliates of BancGroup after the consummation of the Merger may not be sold except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Generally, Rule 145 permits BancGroup Common Stock held by such shareholders to be sold in accordance with certain provisions of Rule 144 under the Securities Act. In general, these provisions of Rule 144 permit a person to sell on the open market in brokers or certain other transactions within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of BancGroup Common Stock or the average weekly trading volume in BancGroup Common Stock reported on the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to the availability of current public information about BancGroup. The restrictions on sales will cease to apply under most circumstances once the former South Florida affiliate has held the BancGroup Common Stock for at least one year. BancGroup Common Stock held by affiliates of South Florida who become affiliates of BancGroup, if any, will be subject to additional restrictions on the ability of such persons to resell such shares.

     South Florida will provide BancGroup with such information as may be reasonably necessary to determine the identity of those persons (primarily officers, directors and principal shareholders) who may be deemed to be affiliates of South Florida. South Florida will also obtain from each such person a written undertaking to the effect that no sale or transfer will be made of any shares of BancGroup Common Stock by such person except pursuant to Rule 145 or pursuant to an effective registration statement or an exemption from registration under the Securities Act. Receipt of such an undertaking is a condition to BancGroup's obligation to close the Merger. The undertaking also will require each affiliate to agree that such person will not sell or otherwise reduce risk relative to any shares of BancGroup Common Stock received in the Merger until financial results concerning at least 30 days of post-Merger combined operations have been published by BancGroup within the meaning of section 201.01 of the Commission's Codification of Financial Reporting Policies. If such undertakings are not received and BancGroup waives receipt of such condition, the certificates for the shares of BancGroup Common Stock to be issued to such person will contain an appropriate restrictive legend and appropriate stock transfer orders will be given to BancGroup's stock transfer agent.

ACCOUNTING TREATMENT

     BancGroup will account for the Merger as a pooling-of-interests transaction in accordance with generally accepted accounting principles, which, among other things, require that the number of shares of South Florida Common Stock acquired for cash pursuant to the exercise of dissenters' rights or in lieu of fractional shares not exceed 10% of the outstanding shares of South Florida Common Stock. Under this accounting treatment, assets and liabilities of South Florida would be added to those of BancGroup at their recorded book values, and the shareholders' equity of the two companies would be combined in BancGroup's consolidated balance sheet. Financial statements of BancGroup issued after the Effective Date of the Merger may be restated to reflect the consolidated operations of BancGroup and South Florida as if the Merger had taken place prior to the periods covered by the financial statements.

NYSE REPORTING OF BANCGROUP COMMON STOCK ISSUED IN THE MERGER

     Sales of BancGroup Common Stock to be issued in the Merger in exchange for South Florida Common Stock will be reported on the NYSE.

TREATMENT OF SOUTH FLORIDA OPTIONS


     CASHLESS EXCHANGE OF OPTIONS. As of the date of this Prospectus, South Florida had granted options (the "South Florida Options"), which entitle the holders thereof to acquire up to 28,408 shares of South Florida Common Stock. The Agreement provides that, no later than five days prior to the Effective Date, the holders of South Florida Options that have vested for such holders may provide written notice to South Florida (in form and substance reasonably satisfactory to BancGroup) that they wish to surrender their South Florida Options to BancGroup, effective at the Effective Date, and, in lieu of having their South Florida Options being assumed by BancGroup as detailed in the immediately following paragraph, to receive an amount of BancGroup Common Stock in exchange therefor equal to the difference between the total value of the shares of BancGroup Common Stock to be issued pursuant to such South Florida Options (based upon the number of shares of BancGroup Common Stock to be issued pursuant to the South Florida Options multiplied by the Market Value) less the aggregate exercise price of such South Florida Options at the Effective Date, divided by the Market Value (the "Cashless Exchange"). No fractions of shares shall be issued, and holders of options otherwise entitled to receive fractional shares shall receive instead a cash payment (without interest) equal to such fractional share multiplied by the Market Value. Any South Florida Options that have not vested at the Effective Date shall be assumed by BancGroup in accordance with the immediately following paragraph.


     ASSUMPTION OF OPTIONS. Except for the South Florida Options surrendered in the Cashless Exchange, on the Effective Date, BancGroup will assume all South Florida Options outstanding, and each such option will represent the right to acquire BancGroup Common Stock on substantially the same terms applicable to the South Florida Options. The registration statement registering the shares of BancGroup Common Stock issued pursuant to the Merger also registers the shares of BancGroup Common Stock to be issued upon the exercise of the South Florida Options assumed by BancGroup. The number of shares of BancGroup Common Stock to be issued pursuant to such options will equal the number of shares of South Florida Common Stock subject to such South Florida Options multiplied by the Exchange Ratio, provided that no fraction of shares of BancGroup Common Stock will be issued and the number of shares of BancGroup Common Stock to be issued upon the exercise of South Florida Options, if a fractional share exists, will equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction, or else such fractional interest shall be paid in cash. The exercise price for the acquisition of BancGroup Common Stock will be the exercise price for each share of South Florida Common Stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be done.

     The South Florida Options are issuable pursuant to the South Florida Banking Corp. Incentive Stock Option Plan and the Non-Qualified Stock Option Plan for Directors (Non-Employees) (the "Option Plans"). The shares of stock to be delivered upon the exercise of South Florida Options granted under the Option Plans shall be made available, after the Merger, from the authorized but unissued shares of BancGroup Common Stock. BancGroup has reserved sufficient authorized but unissued shares for issuance pursuant to South Florida Options under the Option Plans and does not anticipate acquiring any shares in the open market.


     Purpose of the Option Plans. The purpose of the Option Plans is to advance the interests of South Florida and the Bank by affording to key management employees, officers and non-employee directors an opportunity to acquire or increase their propriety interest in South Florida and, thus, to motivate, retain and attract highly competent individuals for the benefit of South Florida. BancGroup believes that its assumption of the South Florida Options will be consistent with this purpose. No further options will be granted under the Option Plans after the Merger. A total of six persons currently hold South Florida Options.


     Tax Consequences -- Incentive Options. Options issued under the Incentive Option Plan are intended to qualify as "incentive stock options," under Section 422 of the Internal Revenue Code of 1986, as amended. Under the Internal Revenue Code no income will result to a grantee of any such option upon the granting or exercising of an option by the grantee, and BancGroup will not be entitled to a tax deduction by reason of such grant or exercise.

     If, after exercising the option, the grantee holds the stock obtained through exercise for at least two years after the date of option grant and at least one year after the stock was obtained, the grantee's gain (if any) on selling the stock will generally be treated as a long term capital gain. Generally, the grantee's alternative minimum taxable income for minimum tax purposes will be increased by the difference between the option price and the fair market value of the stock on the date of exercise.

     If the holding period requirements just stated are not met, then any gain on the sale of the stock will be taxed partly or entirely at ordinary income tax rates. If the stock is held for less than the required holding period, then the difference between the option exercise price and the fair market value of the stock on the date of exercise will be taxed at ordinary income tax rates. The gain equal to the increase in the fair market value of the stock after the date of exercise of the option will generally be taxed as capital gain. It should be understood that the holding periods herein relate only to federal income tax treatment and not to any securities law restrictions that may apply to the sale of shares obtained through an option.

     An optionee does not realize taxable income upon the grant of a Non-Qualified Stock Option if the exercise price is equal to the fair market value on the date of grant. If the exercise price is less than the fair market value, the optionee will realize income equal to the difference between the exercise price of the option and the fair market value on the date of exercise. The Company is entitled to a deduction at the same time and in a corresponding amount.

     THE FOREGOING STATEMENTS CONCERNING FEDERAL INCOME TAX TREATMENT ARE NECESSARILY GENERAL AND MAY NOT APPLY IN A PARTICULAR INSTANCE. OPTION HOLDERS SHOULD CONTACT THEIR OWN PROFESSIONAL TAX ADVISORS FOR ADVICE CONCERNING THEIR PARTICULAR TAX SITUATION AND ANY CHANGES IN THE TAX LAW SINCE THE DATE OF THIS PROSPECTUS.

  Administration. The Option Plans are to be administered, after the Merger, by the Personnel and Compensation Committee (the "Committee") of the Board of Directors of BancGroup. All members of the Committee are directors of BancGroup. The Chairman of the Committee, John C. H. Miller, Jr., receives employee-related compensation from BancGroup and holds options under BancGroup's stock option plans. Mr. Miller is a member of a law firm that performs legal services for BancGroup. See "Legal Opinions." Another member of the Committee, Jack H. Rainer, is Chairman of Bankers Credit Life Insurance Company, which provides credit life insurance on certain loans made by Colonial Bank, BancGroup's Alabama bank subsidiary. The members of the Committee serve at the pleasure of the Board of Directors of BancGroup. The Committee shall interpret the Option Plans and resolve questions presented by holders of options under the Option Plans. Requests for information or questions about the Option Plans should be directed to W. Flake Oakley, IV, Secretary, Post Office Box 1108, One Commerce Street, Montgomery, Alabama 36101 telephone: (334) 240-5000.

     Exercise of Options. After a South Florida Option becomes exercisable in accordance with its terms, it may be exercised by the holder by giving written notice to BancGroup on a form provided by BancGroup and by paying to BancGroup in cash the exercise price of the shares to be acquired under such option. Payment may be made to BancGroup by cash, check, bank draft, or money order, or, by delivering BancGroup stock already owned by the option holder. The period during which an option may be exercised is stated in the agreement respecting each grant of options but in no case may be more than ten years from the date the option is granted. The holder must be in the continuous employ of South Florida or BancGroup from the date of grant through the date of exercise, except as stated below.

     Termination of Employment. If a holder is terminated for cause, or voluntarily terminates employment other than by retirement, South Florida Options held by him or her will also terminate as of the date of termination of employment. "Cause" is defined in the Option Plan as the negligent or willful failure of a holder to perform his or her duties in a manner consistent with the best interests of South Florida or its subsidiaries and in accordance with the directives of management. If a holder's employment is terminated without cause, he or she has 30 days following such termination to exercise such option. In the case of permanent and total disability, the holder has the right at any time during the period ending one year from the date of termination of employment as a result of such disability to exercise the South Florida Options held by him or her.

     Amendment and Other Matters. BancGroup's Board of Directors may at any time amend the Option Plans, except that no amendment may make any change in any option already granted which would adversely affect the rights of any participant.

     It is not anticipated that BancGroup will make any reports to holders of South Florida Options regarding the amount or status of South Florida Options held. Such holders may obtain such information from BancGroup at the address given above.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

BANCGROUP

     BancGroup Common Stock is listed for trading on the NYSE. The Common Stock was first listed on the NYSE on February 24, 1995. Prior to February 21, 1995, BancGroup had two classes of common stock outstanding, Class A and Class B. The Class B Common Stock was not publicly traded. The Class A Common Stock was traded in the over-the-counter market and quoted on the Nasdaq NMS. The BancGroup Class A Common Stock had more limited voting rights than the BancGroup Class B Common Stock. The Class A and Class B Common Stock were reclassified into BancGroup Common Stock on February 21, 1995, and the Class A Common Stock ceased to be quoted on the Nasdaq NMS on February 24, 1995.

     The following table shows the dividends paid per share and indicates the high and low closing prices for the BancGroup Class A Common Stock as reported by the Nasdaq NMS up to February 24, 1995, and the same information reported by the NYSE for the BancGroup Common Stock commencing February 24, 1995.


                                                                   PRICE(1)
                                                              -------------------     DIVIDENDS
                                                                HIGH        LOW      PER SHARE(1)
                                                              --------    -------    ------------
1995
1st Quarter.................................................  $11  13/16  $ 9 3/4      $0.1125
2nd Quarter.................................................   13  5/8     11 9/16      0.1125
3rd Quarter.................................................   14  15/16   13 3/4       0.1125
4th Quarter.................................................   16  7/16    14 1/4       0.1125
1996
1st Quarter.................................................   18  1/4     15           0.135
2nd Quarter.................................................   18  1/16    15 5/8       0.135
3rd Quarter.................................................   17  15/16   15 5/8       0.135
4th Quarter.................................................   20  1/8     17 3/8       0.135
1997
1st Quarter.................................................   24          18 2/3       0.15
2nd Quarter.................................................   24  7/8     22           0.15
3rd Quarter.................................................   29  3/16    24 1/4       0.15
4th Quarter (through December 11, 1997).....................   34   7/8    28 15/16     0.15


---------------

(1) Prices and dividends have been restated to reflect the impact of a two-for-one stock split effected in the form of a 100% stock dividend paid February 11, 1997.

     On July 22, 1997, the business day immediately prior to the public announcement of the Merger, the closing price as reported on the NYSE of the BancGroup Common Stock was $26.375 per share.

     At December 31, 1996, BancGroup's subsidiaries accounted for approximately 98% of BancGroup's consolidated assets. BancGroup derives substantially all of its income from dividends received from its subsidiaries. Various statutory provisions and regulatory policies limit the amount of dividends the subsidiary bank may pay without regulatory approval. In addition, federal statutes restrict the ability of subsidiary bank to make loans to BancGroup, and regulatory policies may also restrict such dividends.

SOUTH FLORIDA

     The shares of South Florida Common Stock are not actively traded. However, the following sets forth the trading prices for the shares of South Florida Common Stock that have occurred since July 7, 1995 for transactions in which the trading prices are known to management of South Florida:


                                                                  PRICE PER SHARE OF
                                                                     COMMON STOCK
                                                             -----------------------------
                                                                                 DIVIDENDS
                                                                                    PER
                                                              HIGH       LOW       SHARE
                                                             -------   -------   ---------
1995
  Third Quarter...........................................   $16 9/16  $15 11/16   $.09
  Fourth Quarter..........................................    16  3/4   15 11/16    .09
1996
  First Quarter...........................................    17  1/2   16  3/16    .09
  Second Quarter..........................................    19        16   3/4    .09
  Third Quarter...........................................    19 5/16   18          .10
  Fourth Quarter..........................................    24        18  5/16    .10
1997
  First Quarter...........................................    25        19  3/16    .10
  Second Quarter..........................................    23        21          .10
  Third Quarter...........................................    39        21          .10
  Fourth Quarter (through December 15, 1997)..............    45        40          .12


     The Agreement limits South Florida's ability to pay dividends prior to the Effective Date to cash dividend payments at its current rate and at times consistent with past practice, and that such dividend rate may be increased by $0.02 per share per year. See "THE MERGER -- Conduct of Business Pending the Merger." The last transaction prior to the announcement of the Merger was on July 21, 1997 at $23.00 per share.

                     BANCGROUP CAPITAL STOCK AND DEBENTURES

     BancGroup's authorized capital stock consists of 100,000,000 shares of BancGroup Common Stock, par value $2.50 per share, and 1,000,000 shares of its Preference Stock, par value $2.50 per share. As of September 30, 1997, there were issued and outstanding a total of 41,964,197 shares of BancGroup Common Stock. No shares of Preference Stock are issued and outstanding. BancGroup issued in 1986 $28,750,000 in principal amount of its 7 1/2% Convertible Subordinated Debentures due 2011 (the "1986 Debentures") of which $5,012,686 were outstanding as of September 30, 1997 and convertible at any time into 358,049 shares of BancGroup Common Stock, subject to adjustment. There are 1,774,988 shares of BancGroup Common Stock subject to issue upon exercise of options under BancGroup's stock option plans. In addition to BancGroup Common Stock to be issued in the Merger, BancGroup will issue additional shares of BancGroup Common Stock in pending acquisitions. On January 29, 1997, BancGroup issued, through a special purpose trust, $70 million of Trust Preferred Securities. See "Business of BancGroup -- Proposed Affiliate Banks."

     The following statements with respect to BancGroup Common Stock and Preference Stock are brief summaries of material provisions of Delaware law, the Restated Certificate of Incorporation (the "BancGroup Certificate"), as amended, and Bylaws of BancGroup, do not purport to be complete and are qualified in their entirety by reference to the foregoing.

BANCGROUP COMMON STOCK

     Dividends. Subject to the rights of holders of Preference Stock, if any, to receive certain dividends prior to the declaration of dividends on shares of BancGroup Common Stock, when and as dividends, payable in cash, stock or other property, are declared by the BancGroup Board of Directors, the holders of BancGroup Common Stock are entitled to share ratably in such dividends.

     Voting Rights. Each holder of BancGroup Common Stock has one vote for each share held on matters presented for consideration by the shareholders.

     Preemptive Rights. The holders of BancGroup Common Stock have no preemptive rights to acquire any additional shares of BancGroup.

     Issuance of Stock. The BancGroup Certificate authorizes the Board of Directors of BancGroup to issue authorized shares of BancGroup Common Stock without shareholder approval. However, BancGroup's Common Stock is listed on the NYSE, which requires shareholder approval of the issuance of additional shares of BancGroup Common Stock under certain circumstances.

     Liquidation Rights. In the event of liquidation, dissolution or winding-up of BancGroup, whether voluntary or involuntary, the holders of BancGroup Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding Preference Stock.

PREFERENCE STOCK

     Preference Stock may be issued from time to time as a class without series, or if so determined by the Board of Directors of BancGroup, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of Preference Stock (or of the entire class of Preference Stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the Board of Directors of BancGroup. Preference Stock may have a preference over the BancGroup Common Stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up of BancGroup and such other preferences as may be fixed by the Board of Directors of BancGroup.

1986 DEBENTURES

     BancGroup issued in 1986 its 7 1/2% Convertible Subordinated Debentures due 2011 (the "1986 Debentures") in the total principal amount of $28,750,000. The 1986 Debentures were issued under a trust indenture (the "1986 Indenture") between BancGroup and SunTrust Bank, Atlanta, Atlanta, Georgia, as trustee.

     The 1986 Debentures will mature on March 31, 2011, and are convertible at any time into shares of BancGroup Common Stock at the option of a holder thereof, at the conversion price of $14 principal amount of the 1986 Debentures for each share of BancGroup Common Stock. The conversion price is, however, subject to adjustment upon the occurrence of certain events as described in the 1986 Indenture. In the event all of the outstanding 1986 Debentures are converted into shares of BancGroup Common Stock in accordance with the 1986 Indenture, a total of 512,800 shares of such BancGroup Common Stock will be issued. The 1986 Debentures are redeemable, in whole or in part, at the option of BancGroup at certain premiums until 1996, when the redemption price shall be equal to 100% of the face amount of the 1986 Debentures plus accrued interest. The payment of principal and interest on the 1986 Debentures is subordinate, to the extent provided in the 1986 Indenture, to the prior payment when due of all Senior Indebtedness of BancGroup. "Senior Indebtedness" is defined as any indebtedness of BancGroup for money borrowed, or any indebtedness incurred in connection with an acquisition or with a merger or consolidation, outstanding on the date of execution of the 1986 Indenture as originally executed, or thereafter created, incurred or assumed, and any renewal, extension, modification or refunding thereof, for the payment of which BancGroup (which term does not include BancGroup's consolidated or unconsolidated subsidiaries) is at the time of determination responsible or liable as obligor, guarantor or otherwise. Senior Indebtedness does not include (i) indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is subordinate in right of payment to any other indebtedness of BancGroup, and (ii) indebtedness which by its terms states that such indebtedness is subordinate to or equally subordinate with the 1986 Debentures.

     At December 31, 1996, BancGroup's Senior Indebtedness as defined in the 1986 Indenture aggregated approximately $870 million. Such debt includes all short-term debt consisting of federal funds purchased, securities purchased under repurchase agreements and borrowings with the Federal Home Loan Bank but excludes all federally-insured deposits. BancGroup may from time to time incur additional indebtedness constituting Senior Indebtedness. The 1986 Indenture does not limit the amount of Senior Indebtedness which BancGroup may incur, nor does such indenture prohibit BancGroup from creating liens on its property for any purpose.

OTHER INDEBTEDNESS

     On January 29, 1997, BancGroup issued, through a special purpose trust, $70 million of Trust Preferred Securities. The securities bear interest at 8.92% and are subject to redemption in whole or in part any time after January 2017 through January 2027. The securities are subordinated to substantially all of BancGroup's indebtedness. In BancGroup's consolidated statement of condition, these securities will be shown as long-term debt.

     BancGroup has contracted to enter into a merger with ASB Bancshares, Inc. ("ASB"), a Delaware corporation wherein BancGroup would be the surviving corporation. As part of the consideration for the Common Stock of ASB, BancGroup intends to issue debentures to three ASB shareholders. It is anticipated that the aggregate principal amount of these debentures will be $7,724,813.

     The debentures would pay a rate of interest equal to the New York Prime Rate minus 1% (but in no event less than 7% per annum) and would be due and payable ten years from the date of issuance. They are senior to the BancGroup Common Stock upon liquidation, but would be subordinate to BancGroup's Senior Indebtedness. See "BancGroup Capital Stock and Debentures." The Debentures are redeemable by BancGroup with the consent of the holders thereof. A holder of a Debenture may, subject to BancGroup's right to decline, request redemption of any or all of the Debentures held by him or her.

CHANGES IN CONTROL

     Certain provisions of the BancGroup Certificate and bylaws may have the effect of preventing, discouraging or delaying any change in control of BancGroup. The authority of the BancGroup Board of Directors to issue BancGroup Preference Stock with such rights and privileges, including voting rights, as it may deem appropriate may enable BancGroup's Board of Directors to prevent a change in control despite a shift in ownership of the BancGroup Common Stock. See "General" and "Preference Stock." In addition, the power of BancGroup's Board of Directors to issue additional shares of BancGroup Common Stock may help delay or deter a change in control by increasing the number of shares needed to gain control. See "BancGroup Common Stock." The following provisions also may deter any change in control of BancGroup.

     Classified Board. BancGroup's Board of Directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, one-third of BancGroup's Board of Directors is elected by shareholders each year. With this provision, two annual elections are required in order to change a majority of the Board of Directors. There are currently 22 directors of BancGroup. This provision of the BancGroup Certificate also stipulates that (i) directors can be removed only for cause upon a vote of 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the Board of Directors may only be filled by a majority vote of the directors remaining in office, (iii) the maximum number of directors shall be fixed by resolution of the Board of Directors, and (iv) the provisions relating to the classified Board of Directors can only be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

     Business Combinations. Certain "Business Combinations" of BancGroup with a "Related Person" may only be undertaken with the affirmative vote of at least 75% of the outstanding shares of "Voting Stock," plus the affirmative vote of at least 67% of the outstanding shares of Voting Stock, not counting shares owned by the Related Person, unless the Continuing Directors of BancGroup approve such Business Combination. A "Related Person" is a person, or group, who owns or acquires 10% or more of the outstanding shares of BancGroup Common Stock, provided that no person shall be a Related Person if such person would have been a Related Person on the date of approval of this provision by BancGroup's Board of Directors, i.e., April 20, 1994. An effect of this provision may be to exclude Robert E. Lowder, the current Chairman and President of BancGroup, and certain members of his family from the definition of Related Person. A "Continuing Director" is a director who was a member of the Board of Directors immediately prior to the time a person became a Related Person. This provision may not be amended without the affirmative vote of the holders of at least 75% of the outstanding shares of Voting Stock, plus the affirmative vote of the outstanding shares of at least 67% of the outstanding Voting Stock, excluding shares held by a Related Person. This provision may have the effect of giving the incumbent Board of Directors a veto over a merger or other Business Combination that could be desired by a majority of BancGroup's shareholders. As of April 30, 1997, the Board of Directors of BancGroup owned approximately 10.64% of the outstanding shares of BancGroup Common Stock.

     Board Evaluation of Mergers. The BancGroup Certificate permits the Board of Directors to consider certain factors such as the character and financial stability of the other party, the projected social, legal, and economic effects of a proposed transaction upon the employees, suppliers, regulatory agencies and customers and communities of BancGroup, and other factors when considering whether BancGroup should undertake a merger, sale of assets, or other similar transaction with another party. This provision may not be amended except by the affirmative vote of at least 80% of the outstanding shares of BancGroup Common Stock. This provision may give greater latitude to the Board of Directors in terms of the factors which the board may consider in recommending or rejecting a merger or other Business Combination of BancGroup.

     Director Authority. The BancGroup Certificate prohibits shareholders from calling special shareholders' meetings and acting by written consent. It also provides that only BancGroup's Board of Directors has the authority to undertake certain actions with respect to governing BancGroup such as appointing committees, electing officers, and establishing compensation of officers, and it allows the Board of Directors to act by majority vote.

     Bylaw Provisions. BancGroup's Bylaws provide that shareholders wishing to propose nominees for the Board of Directors or other business to be taken up at an annual meeting of BancGroup shareholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of shareholder meetings but could make it more difficult for shareholders to nominate directors or introduce business at shareholder meetings.

     Delaware Business Combination Statute. Subject to some exceptions, Delaware law prohibits BancGroup from entering into certain "business combinations" (as defined) involving persons beneficially owning 15% or more of the outstanding BancGroup Common Stock (or who is an affiliate of BancGroup and has over the past three years beneficially owned 15% or more of such stock) (either, for the purpose of this paragraph, an "Interested Shareholder"), unless the BancGroup's Board of Directors has approved either (i) the business combination or (ii) prior to the stock acquisition by which such person's beneficial ownership interest reached 15% (a "Stock Acquisition"), the Stock Acquisition. The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows BancGroup to enter into a business combination with an Interested Shareholder if (i) the business combination is approved by BancGroup's Board of Directors and authorized by an affirmative vote of at least 66 2/3% of the outstanding voting stock of BancGroup which is not owned by the Interested Shareholder or (ii) upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, such shareholder owned at least 85% of the outstanding BancGroup Common Stock (excluding BancGroup Common Stock held by officers and directors of BancGroup or by certain BancGroup stock plans). These provisions of Delaware law apply simultaneously with the provisions of the BancGroup Certificate relating to business combinations with a related person, described above at "Business Combinations," but they are generally less restrictive than the BancGroup Certificate.

     Control Acquisitions. As it relates to BancGroup, the Change in Bank Control Act of 1978 prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under
Section 12 of the Exchange Act, such as BancGroup, would, under the circumstances set forth in the presumption, constitute the acquisition of control. The receipt of revocable proxies, provided the proxies terminate within a reasonable time after the meeting to which they relate, is not included in determining percentages for change in control purposes.

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

     If the Merger is consummated, shareholders of South Florida (except those perfecting dissenters' rights) will become holders of BancGroup Common Stock. The rights of the holders of the South Florida Common Stock who become holders of the BancGroup Common Stock following the Merger will be governed by the BancGroup Certificate and Bylaws, as well as the laws of Delaware, the state in which BancGroup is incorporated.

     The following summary compares the rights of the holders of South Florida Common Stock with the rights of the holders of the BancGroup Common Stock. For a more detailed description of the rights of the holders of BancGroup Common Stock, including certain provisions of the BancGroup Certificate and the DGCL that might limit the circumstances under which a change in control of BancGroup could occur, see "BancGroup Capital Stock and Debentures."

     The following information is qualified in its entirety by the BancGroup Certificate and Bylaws, and South Florida's Articles of Incorporation and Bylaws, the DGCL and the FBCA.

DIRECTOR ELECTIONS

     South Florida. South Florida's directors are elected annually by a plurality of the votes cast by the shareholders of its Common Stock. South Florida shareholders do not have the right to cumulate their votes for directors.

     BancGroup. BancGroup's directors are elected to terms of three years with approximately one-third of the Board to be elected annually. There is no cumulative voting in the election of directors. See "BancGroup Capital Stock and Debentures -- Changes in Control -- Classified Board."

REMOVAL OF DIRECTORS

     South Florida. Pursuant to South Florida's Bylaws, a South Florida director may be removed for cause by vote of the shareholders or by action of the Board of Directors. Directors may be removed without cause only by vote of the shareholders.

     BancGroup. The BancGroup Certificate provides that a director may be removed from office, but only for cause and by the affirmative vote of the holders of at least 80% of the voting shares then entitled to vote at an election of directors.

VOTING

     South Florida. Each shareholder of South Florida is entitled to one vote for each share of South Florida Common Stock held, and such holders are not entitled to cumulative voting rights in the election of directors.

     BancGroup. Each shareholder of BancGroup is entitled to one vote for each share of BancGroup Common Stock held, and such holders are not entitled to cumulative voting rights in the election of directors.

PREEMPTIVE RIGHTS

     South Florida. The shareholders of South Florida do not have a preemptive right to acquire South Florida's unissued shares.

     BancGroup. The holders of BancGroup Common Stock have no preemptive rights to acquire any additional shares of BancGroup Common Stock or any other shares of BancGroup capital stock.

DIRECTORS' LIABILITY

     South Florida. The FBCA provides that a director of a corporation will not be personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless the director breached or failed to perform his or her duties as a director, and the director's breach of, or failure to perform those duties constitutes a violation of criminal law, self-dealing, willful misconduct or recklessness. This provision would not absolve South Florida directors from damages to South Florida which result from breaches of their trust.

     BancGroup. The BancGroup Certificate provides that a director of BancGroup will have no personal liability to BancGroup or its shareholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision would absolve directors of personal liability for negligence in the performance of duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to BancGroup and its shareholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

INDEMNIFICATION

     South Florida. The FBCA permits a corporation to indemnify a director and officer who was or is a party to any threatened, pending or completed action, suit or other type of proceeding, whether civil, criminal, administrative or investigative, whether formal or informal (other than an action by or any right of the corporation) by reason of the fact that he or she is or was a director or officer or is now serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding. Indemnification of officers and directors in connection with an action brought by or in the right of the corporation is more restrictive. These indemnification rights apply if the director or officer acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Under Florida law, the provisions for indemnification and advancement of expenses are not exclusive. South Florida's Articles provide that all determinations by South Florida of whether indemnification is permissible, and of the reasonableness of the expenses, shall be final, and any court-ordered indemnification shall be of no force and effect. The South Florida Bylaws provide that its directors and officers, or any former director or officer, shall be indemnified to the fullest extent permitted by law.

     Florida law permits a corporation to purchase and maintain insurance on behalf of any director or officer of the corporation against any liability asserted against the director or officer and incurred in such capacity, whether or not the corporation would have the power to indemnify the director or officer against such liability.

     BancGroup. The BancGroup Certificate provides that directors, officers, employees and agents of BancGroup shall be indemnified to the full extent permitted under the DGCL. Section 145 of the DGCL contains detailed and comprehensive provisions providing for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation. Under the DGCL, other than an action brought by or in the right of BancGroup, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of BancGroup, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of such action if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to BancGroup unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     BancGroup maintains an officers' and directors' insurance policy and a separate indemnification agreement pursuant to which officers and directors of BancGroup would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses that extends beyond the minimum indemnification provided by Section 145 of the DGCL.

SPECIAL MEETINGS OF SHAREHOLDERS; ACTION WITHOUT A MEETING

     South Florida. The South Florida Bylaws provide that special meetings of shareholders may be called by the president, or by the directors, and shall be called by the president at the request of the holders of not less than 20% of the outstanding shares of South Florida entitled to vote at the meeting.

     The FBCA provides that any action required to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the actions so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

     BancGroup. Under the BancGroup Certificate, a special meeting of BancGroup's shareholders may only be called by a majority of the BancGroup Board of Directors or by the chairman of the Board of Directors of BancGroup. Holders of BancGroup Common Stock may not call special meetings or act by written consent.

MERGERS, SHARE EXCHANGES AND SALES OF ASSETS

     South Florida. Under the FBCA, generally, a merger, consolidation, share exchange, dissolution or sale of substantially all of a corporation's assets other than in the ordinary course of business must be approved by the affirmative vote of the holders of a majority of the shares entitled to vote thereon. The South Florida Articles of Incorporation and Bylaws have no provisions governing voting approval for extraordinary corporate transactions.

     The FBCA contains a number of provisions which require supermajority approval for certain affiliate transactions. If any person who together with his affiliates and associates beneficially owns 5% or more of any voting stock of a corporation (an "Interested Person"), is a party to any merger, consolidation, disposition of all or a substantial part of the assets of the corporation or a subsidiary of the corporation, or exchange of securities requiring shareholder approval (a "Business Combination"), such business combinations shall be approved by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the Interested Person; provided, however, such approval is not required if under certain circumstances.

     BancGroup. The DGCL provides that mergers and sales of substantially all of the assets of Delaware corporations must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The DGCL also provides, however, that the shareholders of the corporation surviving a merger need not approve the transaction if: (i) the agreement of merger does not amend in any respect the certificate of incorporation of such corporation; (ii) each share of stock of such corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger. See also "BancGroup Capital Stock and Debentures -- Changes in Control" for a description of the statutory provisions and the provisions of the BancGroup Certificate relating to changes of control of BancGroup. See "Antitakeover Statutes" for a description of additional restrictions on business combination transactions.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

     South Florida. The FBCA generally requires the affirmative vote of the holders of at least a majority of the votes actually cast on an amendment to the articles of incorporation; provided, however, a majority of the votes entitled to be cast on the amendment is required with respect to an amendment that would create dissenters' rights. Under Florida corporate law, shareholder approval is not required for certain non-material amendments.

     Under Florida law, a corporation's bylaws may be amended or repealed by the board of directors or shareholders; provided, however, that the board may not amend or repeal the corporation's bylaws if the articles of incorporation reserve such power to the shareholders, or the shareholders, in amending or appealing the bylaws, expressly provide that the board of directors may not amend or repeal the bylaws or a particular bylaw provision. The South Florida Bylaws provided that the South Florida Bylaws may be amended, or repealed and new bylaws may be adopted, by the vote of a majority of shareholders present and voting, in person or by proxy, at an annual meeting or at a special meeting provided a statement of the proposed amendment(s) was included in the notice of such meeting.

     BancGroup. Under the DGCL, a Delaware corporation's certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. The BancGroup Certificate requires "supermajority" shareholder approval to amend or repeal any provision of, or adopt any provision inconsistent with, certain provisions in the BancGroup Certificate governing (i) the election or removal of directors,
(ii) business combinations between BancGroup and a Related Person, and (iii) board of directors evaluation of business combination procedures. See "BancGroup Capital Stock and Debentures -- Changes in Control."

     As is permitted by the DGCL, the BancGroup Certificate gives the Board of Directors the power to adopt, amend or repeal the bylaws. The shareholders entitled to vote have concurrent power to adopt, amend or repeal the BancGroup Bylaws.

RIGHTS OF DISSENTING SHAREHOLDERS

     South Florida. Under the FBCA, dissenters' appraisal rights are available in connection with corporate actions involving certain mergers, share exchanges, consolidations, sales or other dispositions of all or substantially all of the property of a corporation (other than in the ordinary course of business), the approval of certain control-share acquisitions, and amendments of the articles of incorporation where such amendment would adversely affect the rights attached to a shareholder's shares, including preemptive rights, voting rights, percentage of equity in the corporation, redemption provisions, dividends, or preferences.

     Under the corporate laws of Florida, dissenters' rights generally are denied in the case of a merger or share exchange or a proposed sale or exchange of property when a corporation's shares are listed on a national securities exchange or the Nasdaq National Market or held of record by at least 2,000 persons.

     BancGroup. Under the DGCL, a shareholder has the right, in certain circumstances, to dissent from certain corporate transactions and receive the fair value of his or her shares in cash in lieu of the consideration he or she otherwise would have received in the transaction. For this purpose, "fair value" may be determined by all generally accepted techniques of valuation used in the financial community, excluding any element of value arising from the accomplishment or expectation of the transaction, but including elements of future value that are known or susceptible of proof. Such fair value is determined by the Delaware Court of Chancery if a petition for appraisal is timely filed. Appraisal rights are not available, however, to shareholders of a corporation (i) if the shares are listed on a national securities exchange (as is BancGroup Common Stock) or quoted on the Nasdaq NMS, or held of record by more than 2,000 shareholders (as is BancGroup Common Stock), and (ii) shareholders are permitted by the terms of the merger or consolidation to accept in exchange for their shares (a) shares of stock of the surviving or resulting corporation, (b) shares of stock of another corporation listed on a national securities exchange or held of record by more than 2,000 shareholders, (c) cash in lieu of fractional shares of such stock, or (d) any combination thereof. Shareholders are not permitted appraisal rights in a merger if such corporation is the surviving corporation and no vote of its shareholders is required.

PREFERRED STOCK

     South Florida. The South Florida Articles of Incorporation do not authorize the issuance of any preferred stock.

     BancGroup. The BancGroup Certificate authorizes the issuance of 1,000,000 shares of Preference Stock from time to time by resolution of the BancGroup Board of Directors. Currently, no shares of Preference Stock are issued and outstanding. See "BancGroup Capital Stock and Debentures -- Preference Stock."

EFFECT OF THE MERGER ON SOUTH FLORIDA SHAREHOLDERS


     As of December 19, 1997, South Florida had 311 shareholders of record and 1,219,465 outstanding shares of common stock. As of September 30, 1997, there were 41,964,197 shares of BancGroup Common Stock outstanding held by 8,007 shareholders of record.



     Assuming that no dissenters' rights of appraisal are exercised in the Merger, and no South Florida Options are exercised prior to the Merger, an aggregate amount of 1,910,722 shares of BancGroup Common Stock would be issued to the shareholders of South Florida pursuant to the Merger. These shares would represent approximately 4.35% of the total shares of BancGroup Common Stock outstanding after the Merger, not counting any shares of BancGroup Common Stock to be issued in other pending acquisitions.


     The issuance of the BancGroup Common Stock pursuant to the Merger will reduce the percentage interest of the BancGroup Common Stock currently held by each principal shareholder and each director and officer of BancGroup. Based upon the foregoing assumptions and additional shares issued pursuant to business combinations completed since April 30, 1997, as a group, the directors and officers of BancGroup who own approximately 10.34% of BancGroup's outstanding shares would own approximately 9.91% after the Merger. See "Business of BancGroup -- Voting Securities and Principal Shareholders."

     BancGroup has entered into agreements pursuant to which additional shares of BancGroup Common Stock will be issued. See "Business of BancGroup -- Proposed Affiliate Banks."

                    COLONIAL BANCGROUP INC. AND SUBSIDIARIES
             CONDENSED PRO FORMA STATEMENT OF CONDITION (UNAUDITED)
                                 (IN THOUSANDS)


     The following summary includes (i) the condensed consolidated statement of condition of BancGroup and subsidiaries as of September 30, 1997, (ii) the condensed consolidated statement of condition of the completed business combination with First Independence Bank of Florida ("Completed Business Combination") as of September 30, 1997, (iii) adjustments to give effect to the completed pooling-of-interests method business combination with First Independence, (iv) the condensed consolidated statement of condition of South Florida Banking Corp., (v) adjustments to give effect to the proposed pooling-of-interests method business combination with South Florida, (vi) combined presentation of the condensed consolidated statements of condition of the other probable business combinations with BancGroup; ASB Bancshares, Inc., United American Holding Corp. and First Central ("Other Probable Business Combinations") as of September 30, 1997, (vii) adjustments to give effect to the proposed pooling-of-interests method business combinations with United American and First Central and the proposed purchase method business combination with ASB, (viii) the pro forma combined condensed statement of condition of BancGroup and subsidiaries as if such combinations had occurred on September 30, 1997.


     These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of condition of BancGroup and subsidiaries, incorporated by reference herein. The pro forma information provided below may not be indicative of future results.

                                                                     SEPTEMBER 30, 1997
                          --------------------------------------------------------------------------------------------------------
                                                                                                                         OTHER
                          CONSOLIDATED    COMPLETED                     SOUTH FLORIDA                                   PROBABLE
                            COLONIAL      BUSINESS     ADJUSTMENTS/        BANKING      ADJUSTMENTS/                    BUSINESS
                           BANCGROUP     COMBINATION   (DEDUCTIONS)      CORPORATION    (DEDUCTIONS)      SUBTOTAL    COMBINATIONS
                          ------------   -----------   ------------     -------------   ------------     ----------   ------------
Assets:
Cash and due from
 banks..................   $  221,463     $  3,432                        $  8,543                       $  233,438     $ 18,728
Interest-bearing
 deposits in banks......       14,013                                                                        14,013          290
Federal funds sold......        2,470          949                           2,435                            5,854       12,047
Securities available for
 sale...................      524,740        7,318                          57,259                          589,317       51,800
Investment securities...      311,796                                                                       311,796       25,153
Mortgage loans held for
 sale...................      182,878                                                                       182,878
Loans, net of unearned
 income.................    4,970,765       50,699                         169,553                        5,191,017      333,882
Less: Allowance for
 possible loan losses...      (61,913)        (680)                         (1,860)                         (64,453)      (3,968)
                           ----------     --------       -------          --------        --------       ----------     --------
Loans, net..............    4,908,852       50,019                         167,693                        5,126,564      329,914
Premises and equipment,
 net....................      123,776        2,137                           6,695                          132,608       12,826
Excess of cost over
 tangible and identified
 intangible assets
 acquired, net..........       68,849                                                                        68,849        2,089
Mortgage servicing
 rights.................      134,118                                                                       134,118
Other real estate
 owned..................       12,612          394                             716                           13,722        1,276
Accrued interest and
 other assets...........      100,360          799                           2,689                          103,848        7,841
                           ----------     --------       -------          --------        --------       ----------     --------
Total Assets............   $6,605,927     $ 65,048                        $246,030                       $6,917,005     $461,964
                           ==========     ========       =======          ========        ========       ==========     ========
Liabilities and
 Shareholders' Equity:
Deposits................   $5,136,556     $ 58,283                        $215,914                       $5,410,753     $404,450
FHLB short-term
 borrowings.............      610,000                                                                       610,000
Other short-term
 borrowings.............      185,333                                       10,039                          195,372        8,120
Subordinated debt.......        6,208                                                                         6,208
Trust preferred
 securities.............       70,000                                                                        70,000
Other long-term debt....       24,891                                        1,600                           26,491        2,331
Other liabilities.......      100,586          449                           1,602        $    120(2)       102,757        3,418
                           ----------     --------       -------          --------        --------       ----------     --------
Total liabilities.......    6,133,574       58,732                         229,155             120        6,421,581      418,319
Common Stock............      104,910        3,203       $(3,203)(1)         1,213          (1,213)(2)      110,947        1,657
                                                           1,260(1)                          4,777(2)
Additional paid in
 capital................      187,260        3,130        (3,130)(1)         8,716          (8,716)(2)      197,485       21,151
                                                           5,073(1)                          5,152(2)
Retained earnings.......      180,778          (15)                          6,673            (120)(2)      187,316       21,358
Treasury Stock..........                                                                                                    (534)
Unearned compensation...       (1,796)                                                                       (1,796)         (69)
Unrealized gain (loss)
 on securities available
 for sale, net of
 taxes..................        1,201           (2)                            273                            1,472           82
                           ----------     --------       -------          --------        --------       ----------     --------
Total equity............      472,353        6,316                          16,875            (120)         495,424       43,645
                           ----------     --------       -------          --------        --------       ----------     --------
Total liabilities and
 equity.................   $6,605,927     $ 65,048                        $246,030                       $6,917,005     $461,964
                           ==========     ========       =======          ========        ========       ==========     ========
Capital Ratios:
 Capital Ratio..........         8.11%
 Tangible Leverage
   Ratio................         7.28%
 Tier One Capital
   Ratio*...............         9.93%
 Total Capital Ratio*...        11.31%

                              SEPTEMBER 30, 1997
                          ---------------------------

                                           PRO FORMA
                          ADJUSTMENTS/      COMBINED
                          (DEDUCTIONS)       TOTAL
                          ------------     ----------
Assets:
Cash and due from
 banks..................                   $  252,166
Interest-bearing
 deposits in banks......                       14,303
Federal funds sold......                       17,901
Securities available for
 sale...................                      641,117
Investment securities...                      336,949
Mortgage loans held for
 sale...................                      182,878
Loans, net of unearned
 income.................                    5,524,899
Less: Allowance for
 possible loan losses...                      (68,421)
                            --------       ----------
Loans, net..............                    5,456,478
Premises and equipment,
 net....................    $   (115)(3)      145,319
Excess of cost over
 tangible and identified
 intangible assets
 acquired, net..........       8,937(3)        79,875
Mortgage servicing
 rights.................                      134,118
Other real estate
 owned..................                       14,998
Accrued interest and
 other assets...........         235(3)       111,924
                            --------       ----------
Total Assets............    $  9,057       $7,388,026
                            ========       ==========
Liabilities and
 Shareholders' Equity:
Deposits................                   $5,815,203
FHLB short-term
 borrowings.............                      610,000
Other short-term
 borrowings.............                      203,492
Subordinated debt.......    $  7,725(3)        13,933
Trust preferred
 securities.............                       70,000
Other long-term debt....                       28,822
Other liabilities.......         967 (3,4,5)  107,142
                            --------       ----------
Total liabilities.......       8,692        6,848,592
Common Stock............       1,168(3)       118,880
                                  (2)(3)
                               5,043(4)
                                 (17)(4)
                               1,722(5)
                              (1,638)(5)
Additional paid in
 capital................      11,740(3)       224,218
                              (1,048)(3)
                              13,939(4)
                             (18,965)(4)
                               1,054(5)
                              (1,138)(5)
Retained earnings.......     (11,961)(3,4,5)  196,713
Treasury Stock..........         534(3)
Unearned compensation...                       (1,865)
Unrealized gain (loss)
 on securities available
 for sale, net of
 taxes..................         (66)(3)        1,488
                            --------       ----------
Total equity............         365          539,434
                            --------       ----------
Total liabilities and
 equity.................    $  9,057       $7,388,026
                            ========       ==========
Capital Ratios:
 Capital Ratio..........                         8.34%
 Tangible Leverage
   Ratio................                         7.30%
 Tier One Capital
   Ratio*...............                         9.91%
 Total Capital Ratio*...                        11.43%


---------------

* Based on risk weighted assets.

COMPLETED BUSINESS COMBINATION



FIRST INDEPENDENCE BANK OF FLORIDA


  (pooling of interests)


(1) To record the issuance of 504,075 shares of BancGroup Common Stock in exchange for all of the outstanding shares of First Independence:



                                                              OUTSTANDING
                                                                SHARES
                                                              -----------
First Independence outstanding shares.......................    640,674
First Independence warrants (converted according to merger
  agreement)................................................    104,285
Conversion ratio -- shares..................................     0.7257
Conversion ratio -- warrants................................     0.3753
BancGroup shares to be issued...............................                504,075
Par value of 504,075 shares issued at $2.50 per share.......                $ 1,260
Shares issued at par value..................................    $ 1,260
Total capital stock of First Independence...................      6,333
Excess recorded as an increase to contributed capital.......                  5,073
                                                                            -------
                                                                              6,333
To eliminate First Independence
  Common stock, at par value................................                $(3,203)
  Contributed capital.......................................                 (3,130)
                                                                            -------
                                                                             (6,333)
                                                                            -------
          Net change in equity..............................                $    --
                                                                            =======

PENDING BUSINESS COMBINATIONS



SOUTH FLORIDA BANKING CORP.


  (pooling of Interests)



(2)(A) To record the issuance of 1,910,722 shares of BancGroup Common Stock in exchange for all of the outstanding shares of South Florida Banking Corp.



                                                              OUTSTANDING
                                                                SHARES
                                                              -----------
South Florida outstanding shares............................   1,213,465
Conversion ratio............................................      1.5746*
BancGroup shares to be issued...............................                 1,910,722
Par value of 1,910,722 shares issued at $2.50 per share.....                $    4,777
Shares issued at par value..................................   $   4,777
Total capital stock of South Florida........................       9,929
Excess recorded as an increase to contributed capital.......                     5,152
                                                                            ----------
                                                                                 9,929
To eliminate South Florida
  Common stock, at par value................................                $   (1,213)
  Contributed capital.......................................                    (8,716)
                                                                            ----------
                                                                                (9,929)
                                                                            ----------
          Net change in equity..............................                $       --
                                                                            ==========
(B) To record possible non-recurring charges associated with severance payable to terminated employees, net of
    taxes...................................................                $      120
                                                                            ==========


---------------

* The conversion ratio may be adjusted to 1.5908 upon the occurrence of certain events as defined in the agreement.

ASB BANCSHARES, INC.


  (purchase)



(3) (A) To assign the amount by which the estimated value of BancGroup's investment in ASB is in excess of the historical carrying value amount of the net assets acquired, based on their estimated fair value of such assets:



Equity in carrying value of net assets of ASB...............  $12,115
Adjustments to state assets at fair value:
  Write-off computer software and hardware..................     (115)
Acquisition accruals:
  Present value of deferred compensation (calculated
     assuming retirement in 1998, monthly payments of
     $8,333.33, beginning January 1, 2002 for 84 months
     discounted at 8%)......................................     (393)
  Litigation accrual........................................      (15)
  Legal, accounting and professional........................      (15)
  Potential severance payable upon acquisition..............     (116)
Tax effect of purchase adjustments..........................      235
Goodwill....................................................    8,937
                                                              -------
                                                                8,518
                                                              -------
Adjusted equity in carrying value of net assets.............  $20,633
                                                              =======
Allocated as follows:
  Subordinated Debentures for 31,506 shares of ASB..........  $ 7,725
  Shares to be issued at par value 467,387 X 2.50...........    1,168
  Additional Paid in Capital................................   11,740
                                                              -------
Total purchase price to be paid in stock and debt...........  $20,633
                                                              =======



UNITED AMERICAN HOLDING CORPORATION


  (pooling of interests)



(4) (A) To record the issuance of 2,017,177 shares of BancGroup Common Stock in exchange for all of the outstanding shares of United American:



                                                              OUTSTANDING
                                                                SHARES
                                                              -----------
United American outstanding shares..........................   1,779,600
Conversion ratio............................................      1.1335
BancGroup shares to be issued...............................                2,017,177
Par value of 2,017,177 shares issued at $2.50 per share.....                $   5,043
Shares issued at par value..................................   $   5,043
Total capital stock of United American......................      18,982
Excess recorded as an increase to contributed capital.......                   13,939
                                                                            ---------
                                                                               18,982
To eliminate United
  Common stock, at par value................................                $     (17)
  Contributed capital.......................................                  (18,965)
                                                                            ---------
                                                                              (18,982)
                                                                            ---------
          Net change in equity..............................                $      --
                                                                            =========
(B)  To record possible non-recurring charges associated
     with severance payable to terminated employees and
     salary continuation agreements, net of taxes...........                $     317
                                                                            =========

FIRST CENTRAL BANK


  (pooling of interests)



(5) (A) To record the issuance of 688,742 shares of BancGroup Common Stock in exchange for all of the outstanding shares of First Central:



                                                              OUTSTANDING
                                                                SHARES
                                                              -----------
First Central outstanding shares............................    327,500
Conversion ratio............................................      2.103
BancGroup shares to be issued...............................                688,742
Par value of 688,742 shares issued at $2.50 per share.......                $ 1,722
Shares issued at par value..................................    $ 1,722
Total capital stock of First Central........................      2,776
Excess recorded as a decrease to contributed capital........                  1,054
                                                                            -------
                                                                              2,776
To eliminate First Central
  Common stock, at par value................................                $(1,638)
  Contributed capital.......................................                 (1,138)
                                                                            -------
                                                                             (2,776)
                                                                            -------
          Net change in equity..............................                $    --
                                                                            =======
(B)  To record possible non-recurring charges associated
     with severance payable to terminated employees and
     salary continuation agreements, net of taxes...........                $   111
                                                                            =======

                 THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES


              CONDENSED PRO FORMA STATEMENTS OF INCOME (UNAUDITED)


                                 (IN THOUSANDS)



     The following summary includes (i) the condensed consolidated statements of income of BancGroup and subsidiaries on a historical basis for the nine months ended September 30, 1997 and 1996 and the years ended December 31, 1996, 1995, and 1994, (ii) the condensed statements of income of the completed business combination with First Independence Bank of Florida ("Completed Business Combination"), for the nine months ended September 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, (iii) adjustments to give effect to the pooling-of-interests method business combination with First Independence,
(iv) the condensed consolidated statements of income of South Florida Banking Corp. for the nine months ended September 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, (v) adjustments to give effect to the proposed pooling-of-interests method business combination with South Florida, (vi) the combined presentation of condensed consolidated statements of other probable business combinations with BancGroup: United American Holding Corp., First Central Bank and ASB Bancshares, Inc., ("Other Probable Business Combinations"), for the nine months ended September 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, (vii) adjustments to give effect to the probable pooling-of-interests method business combinations with United American and First Central and the probable purchase method business combination with ASB, (viii) the pro forma statements of income of BancGroup and subsidiaries as if such business combinations had occurred on January 1, 1994. Note that for the purchase method combination, Article 11 of Regulation S-X requires the pro forma statements of income to be presented only for the most recent fiscal year and interim period. Accordingly, only the condensed consolidated statements of income for the nine months ended September 30, 1997 and the year ended December 31, 1996 are included in (vi) and (vii) above for ASB.



     These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of income of BancGroup and subsidiaries, incorporated by reference herein. The pro forma information provided may not necessarily be indicative of future results.


                                                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                             ---------------------------------------------------------------------------------------
                             CONSOLIDATED    COMPLETED                     SOUTH FLORIDA
                               COLONIAL       BUSINESS     ADJUSTMENTS/       BANKING      ADJUSTMENTS/
                              BANCGROUP     COMBINATIONS   (DEDUCTIONS)     CORPORATION    (DEDUCTIONS)    SUBTOTAL
                             ------------   ------------   ------------    -------------   ------------   ----------
Interest income............   $  362,830      $ 3,935        $               $  13,606      $             $  380,371
Interest expense...........      182,497        1,606                            6,157                       190,260
                              ----------      -------        --------        ---------      ----------    ----------
Net interest income........      180,333        2,329                            7,449                       190,111
Provision for loan
 losses....................        8,833           --                              257                         9,090
                              ----------      -------        --------        ---------      ----------    ----------
Net interest income after
 provision for loan
 losses....................      171,500        2,329                            7,192                       181,021
                              ----------      -------        --------        ---------      ----------    ----------
Noninterest income.........       61,623          355                            1,625                        63,603
Noninterest expense........      143,609        2,023                            6,701                       152,333
                              ----------      -------        --------        ---------      ----------    ----------
Income before income
 taxes.....................       89,514          661                            2,116                        92,291
Applicable income taxes....       33,460           --                              582                        34,042
                              ----------      -------        --------        ---------      ----------    ----------
Net income.................   $   56,054      $   661        $     --        $   1,534      $             $   58,249
                              ==========      =======        ========        =========      ==========    ==========
Average primary shares
 outstanding...............   42,370,000      640,674        (640,674)       1,209,805      (1,209,805)   44,801,385
                                                              494,904                        1,936,481
Average fully-diluted
 shares outstanding........   42,963,000      640,674        (640,674)       1,209,805      (1,209,805)   45,407,815
                                                              503,935                        1,940,880
Earnings per share:
   Primary.................   $     1.32                                                                  $     1.30
   Fully diluted...........   $     1.31                                                                  $     1.29

                                NINE MONTHS ENDED SEPTEMBER 30, 1997
                             -------------------------------------------
                             OTHER PROBABLE                   PRO FORMA
                                BUSINESS      ADJUSTMENTS/     COMBINED
                              COMBINATIONS    (DEDUCTIONS)      TOTAL
                             --------------   ------------    ----------
Interest income............    $  26,219                      $  406,590
Interest expense...........       10,814              435 (1)    201,509
                               ---------       ----------     ----------
Net interest income........       15,405             (435)       205,081
Provision for loan
 losses....................          543                           9,633
                               ---------       ----------     ----------
Net interest income after
 provision for loan
 losses....................       14,862             (435)       195,448
                               ---------       ----------     ----------
Noninterest income.........        2,674                          66,277
Noninterest expense........       10,627              (17)(1)    163,411
                                                      468 (1)
                               ---------       ----------     ----------
Income before income
 taxes.....................        6,909             (886)        98,314
Applicable income taxes....        2,573             (153)(1)     36,462
                               ---------       ----------     ----------
Net income.................    $   4,336       $     (733)    $   61,852
                               =========       ==========     ==========
Average primary shares
 outstanding...............    2,095,515       (2,095,515)    48,333,694
                                                3,532,309
Average fully-diluted
 shares outstanding........    2,095,515       (2,095,515)    48,954,127
                                                3,546,312
Earnings per share:
   Primary.................                                   $     1.28
   Fully diluted...........                                   $     1.27



---------------

                                                             NINE MONTHS ENDED SEPTEMBER 30, 1996
                                    --------------------------------------------------------------------------------------
                                    CONSOLIDATED
                                      COLONIAL      COMPLETED                    SOUTH FLORIDA
                                     BANCGROUP       BUSINESS     ADJUSTMENTS/      BANKING      ADJUSTMENTS/
                                    (RESTATED)*    COMBINATION    (DEDUCTIONS)    CORPORATION    (DEDUCTIONS)    SUBTOTAL
                                    ------------   ------------   ------------   -------------   ------------   ----------
                                                                    (DOLLARS IN THOUSANDS)
Interest income...................   $  300,943     $   2,870      $               $  12,231      $             $  316,044
Interest expense..................      151,547         1,172                          5,290                       158,009
                                     ----------     ---------      ----------      ---------      ----------    ----------
Net interest income...............      149,396         1,698                          6,941                       158,035
Provision for loan losses.........        6,292            43                            456                         6,791
                                     ----------     ---------      ----------      ---------      ----------    ----------
Net interest income after
 provision for loan losses........      143,104         1,655                          6,485                       151,244
                                     ----------     ---------      ----------      ---------      ----------    ----------
Noninterest income................       53,900           383                          1,211                        55,494
Noninterest expense...............      129,378         1,616                          5,568                       136,562
                                     ----------     ---------      ----------      ---------      ----------    ----------
Income before income taxes........       67,626           422                          2,128                        70,176
Applicable income taxes...........       23,794            --                            731                        24,525
                                     ----------     ---------      ----------      ---------      ----------    ----------
Net income........................   $   43,832     $     422      $       --      $   1,397      $       --    $   45,651
                                     ==========     =========      ==========      =========      ==========    ==========
Average primary shares
 outstanding**....................   39,525,000       529,107        (529,107)     1,201,326      (1,201,326)   41,847,452
                                                                      411,220                      1,911,232
Average fully-diluted shares
 outstanding**....................   40,204,000       529,107        (529,107)     1,201,326      (1,201,326)   42,528,324
                                                                      411,832                      1,912,492
Earnings per share:
   Primary**......................   $     1.11                                                                 $     1.09
   Fully diluted**................   $     1.10                                                                 $     1.08

                                       NINE MONTHS ENDED SEPTEMBER 30, 1996
                                    ------------------------------------------

                                    OTHER PROBABLE                  PRO FORMA
                                       BUSINESS      ADJUSTMENTS/    COMBINED
                                     COMBINATIONS    (DEDUCTIONS)     TOTAL
                                    --------------   ------------   ----------
                                              (DOLLARS IN THOUSANDS)
Interest income...................    $  13,776       $             $  329,820
Interest expense..................        4,715                        162,724
                                      ---------       ----------    ----------
Net interest income...............        9,061                        167,096
Provision for loan losses.........          325                          7,116
                                      ---------       ----------    ----------
Net interest income after
 provision for loan losses........        8,736                        159,980
                                      ---------       ----------    ----------
Noninterest income................        1,643                         57,137
Noninterest expense...............        5,799                        142,361
                                      ---------       ----------    ----------
Income before income taxes........        4,580                         74,756
Applicable income taxes...........        1,755                         26,280
                                      ---------       ----------    ----------
Net income........................    $   2,825       $       --    $   48,476
                                      =========       ==========    ==========
Average primary shares
 outstanding**....................    1,799,427       (1,799,427)   44,328,894
                                                       2,481,442
Average fully-diluted shares
 outstanding**....................    1,799,427       (1,799,427)   45,013,888
                                                       2,485,564
Earnings per share:
   Primary**......................                                  $     1.09
   Fully diluted**................                                  $     1.08


                                                    YEAR ENDED DECEMBER 31, 1996
                             --------------------------------------------------------------------------
                             CONSOLIDATED
                               COLONIAL      COMPLETED                     SOUTH FLORIDA
                              BANCGROUP       BUSINESS     ADJUSTMENTS/       BANKING      ADJUSTMENTS/
                             (RESTATED)*    COMBINATION    (DEDUCTIONS)     CORPORATION    (DEDUCTIONS)
                             ------------   ------------   ------------    -------------   ------------
                                          (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Interest income............   $   406,838     $  3,916      $               $   16,565      $
Interest expense...........       205,843        1,692                           7,158
                              -----------     --------      ---------       ----------      ----------
Net interest income........       200,995        2,224                           9,407
Provision for loan
 losses....................        12,545          108                             569
                              -----------     --------      ---------       ----------      ----------
Net interest income after
 provision for loan
 losses....................       188,450        2,116                           8,838
                              -----------     --------      ---------       ----------      ----------
Noninterest income.........        72,382          602                           1,627
Noninterest expense........       183,316        2,244                           7,508
                              -----------     --------      ---------       ----------      ----------
Income before income
 taxes.....................        77,516          474                           2,957
Applicable income taxes....        27,303          (13)                            856
                              -----------     --------      ---------       ----------      ----------
Net income.................   $    50,213     $    487      $      --       $    2,101      $       --
                              ===========     ========      =========       ==========      ==========
Average primary shares
 outstanding**.............    39,764,000      529,153       (529,153)       1,200,375      (1,200,375)
                                                              418,580                        1,912,773
Average fully-diluted
 shares outstanding**......    40,623,000      529,153       (529,153)       1,200,375      (1,200,375)
                                                              437,602                        1,917,650
Earnings per share:
   Primary**...............   $      1.26
   Fully diluted**.........   $      1.25

                                            YEAR ENDED DECEMBER 31, 1996
                             ----------------------------------------------------------

                                           OTHER PROBABLE                    PRO FORMA
                                              BUSINESS      ADJUSTMENTS/     COMBINED
                              SUBTOTAL      COMBINATIONS    (DEDUCTIONS)       TOTAL
                             -----------   --------------   ------------    -----------
                                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Interest income............  $   427,319     $   29,427                     $   456,746
Interest expense...........      214,693         11,634             579(1)      226,906
                             -----------     ----------     -----------     -----------
Net interest income........      212,626         17,793            (579)        229,840
Provision for loan
 losses....................       13,222            510                          13,732
                             -----------     ----------     -----------     -----------
Net interest income after
 provision for loan
 losses....................      199,404         17,283            (579)        216,108
                             -----------     ----------     -----------     -----------
Noninterest income.........       74,611          3,207                          77,818
Noninterest expense........      193,068         11,861             (23)(1)     205,529
                                                                    623(1)
                             -----------     ----------     -----------     -----------
Income before income
 taxes.....................       80,947          8,629          (1,179)         88,397
Applicable income taxes....       26,146          3,214            (217)(1)      31,143
                             -----------     ----------     -----------     -----------
Net income.................  $    52,801     $    5,415     $      (962)    $    57,254
                             ===========     ==========     ===========     ===========
Average primary shares
 outstanding**.............   42,095,353      1,934,332      (1,934,332)     45,357,294
                                                              3,261,941
Average fully-diluted
 shares outstanding**......   42,978,252      1,934,332      (1,934,332)     46,253,793
                                                              3,275,541
Earnings per share:
   Primary**...............  $      1.25                                    $      1.26
   Fully diluted**.........  $      1.24                                    $      1.25


---------------


 * Restated to give retroactive effect to the April 22, 1997 pooling-of-interests business combination with Fort Brooke Bancorporation, Inc..


** Restated to reflect the impact of a two-for-one stock split in the form of a 100% stock dividend paid on February 11, 1997.

                                                                 YEAR ENDED DECEMBER 31, 1995
                                    --------------------------------------------------------------------------------------
                                    CONSOLIDATED
                                      COLONIAL      COMPLETED                    SOUTH FLORIDA
                                     BANCGROUP       BUSINESS     ADJUSTMENTS/      BANKING      ADJUSTMENTS/
                                    (RESTATED)*    COMBINATIONS   (DEDUCTIONS)    CORPORATION    (DEDUCTIONS)    SUBTOTAL
                                    ------------   ------------   ------------   -------------   ------------   ----------
                                                                    (DOLLARS IN THOUSANDS)
Interest income...................   $  341,826      $ 3,275                       $  14,219                    $  359,320
Interest expense..................      170,483        1,357                           6,350                       178,190
                                     ----------      -------        --------       ---------      ----------    ----------
Net interest income...............      171,343        1,918                           7,869                       181,130
Provision for loan losses.........        8,986           18                             504                         9,508
                                     ----------      -------        --------       ---------      ----------    ----------
Net interest income after
 provision for loan losses........      162,357        1,900                           7,365                       171,622
                                     ----------      -------        --------       ---------      ----------    ----------
Noninterest income................       60,527          411                           1,248                        62,186
Noninterest expense...............      150,654        3,008                           7,141                       160,803
                                     ----------      -------        --------       ---------      ----------    ----------
Income before income taxes........       72,230         (697)                          1,472                        73,005
Income taxes......................       25,765                                          271                        26,036
                                     ----------      -------        --------       ---------      ----------    ----------
Net Income........................   $   46,465      $  (697)       $     --       $   1,201                    $   46,969
                                     ==========      =======        ========       =========      ==========    ==========
Average primary shares
 outstanding**....................   37,912,000      479,792        (479,792)      1,197,251      (1,197,251)   40,156,494
                                                                     348,185                       1,896,309
Average fully-diluted shares
 outstanding**....................   39,796,000      479,792        (479,792)      1,197,251      (1,197,251)   42,068,973
                                                                     370,394                       1,902,579
Earnings per share:
 Net Income:
   Primary**......................   $     1.23                                                                 $     1.17
   Fully diluted**................   $     1.19                                                                 $     1.14

                                           YEAR ENDED DECEMBER 31, 1995
                                    ------------------------------------------

                                    OTHER PROBABLE                  PRO FORMA
                                       BUSINESS      ADJUSTMENTS/    COMBINED
                                     COMBINATION     (DEDUCTIONS)     TOTAL
                                    --------------   ------------   ----------
                                              (DOLLARS IN THOUSANDS)
Interest income...................    $  15,940                     $  375,260
Interest expense..................        5,608                        183,798
                                      ---------       ----------    ----------
Net interest income...............       10,332                        191,462
Provision for loan losses.........          690                         10,198
                                      ---------       ----------    ----------
Net interest income after
 provision for loan losses........        9,642                        181,264
                                      ---------       ----------    ----------
Noninterest income................        1,705                         63,891
Noninterest expense...............        6,944                        167,747
                                      ---------       ----------    ----------
Income before income taxes........        4,403                         77,408
Income taxes......................        1,426                         27,462
                                      ---------       ----------    ----------
Net Income........................    $   2,977                     $   49,946
                                      =========       ==========    ==========
Average primary shares
 outstanding**....................    1,732,535       (1,732,535)   42,488,573
                                                       2,332,079
Average fully-diluted shares
 outstanding**....................    1,732,535       (1,732,535)   44,423,421
                                                       2,354,448
Earnings per share:
 Net Income:
   Primary**......................                                  $     1.18
   Fully diluted**................                                  $     1.15


                                                                 YEAR ENDED DECEMBER 31, 1994
                                    --------------------------------------------------------------------------------------
                                    CONSOLIDATED
                                      COLONIAL      COMPLETED                    SOUTH FLORIDA
                                     BANCGROUP       BUSINESS     ADJUSTMENTS/      BANKING      ADJUSTMENTS/
                                    (RESTATED)*    COMBINATIONS   (DEDUCTIONS)    CORPORATION    (DEDUCTIONS)    SUBTOTAL
                                    ------------   ------------   ------------   -------------   ------------   ----------
                                                                    (DOLLARS IN THOUSANDS)
Interest income...................   $  255,758      $ 2,786                       $  11,337                    $  269,881
Interest expense..................      105,797          965                           4,308                       111,070
                                     ----------      -------        --------       ---------      ----------    ----------
Net interest income...............      149,961        1,821                           7,029                       158,811
Provision for loan losses.........        8,254          132                             199                         8,585
                                     ----------      -------        --------       ---------      ----------    ----------
Net interest income after
 provision for loan losses........      141,707        1,689                           6,830                       150,226
                                     ----------      -------        --------       ---------      ----------    ----------
Noninterest income................       54,149          322                           1,007                        55,478
Noninterest expense...............      144,119        2,191                           5,393                       151,703
                                     ----------      -------        --------       ---------      ----------    ----------
Income before income taxes........       51,737         (180)                          2,444                        54,001
Income taxes......................       17,243                                          707                        17,950
                                     ----------      -------        --------       ---------      ----------    ----------
Net Income........................   $   34,494      $  (180)       $     --       $   1,737                    $   36,051
                                     ==========      =======        ========       =========      ==========    ==========
Average primary shares
 outstanding**....................   35,907,000      329,107        (329,107)      1,187,567      (1,187,567)   38,027,523
                                                                     238,833                       1,881,690
Average fully-diluted shares
 outstanding**....................   37,383,000      329,107        (329,107)      1,187,567      (1,187,567)   39,503,523
                                                                     238,833                       1,881,690
Earnings per share:
 Net Income:
   Primary**......................   $     0.96                                                                 $     0.95
   Fully diluted**................   $     0.95                                                                 $     0.94

                                           YEAR ENDED DECEMBER 31, 1994
                                    ------------------------------------------

                                    OTHER PROBABLE                  PRO FORMA
                                       BUSINESS      ADJUSTMENTS/    COMBINED
                                     COMBINATION     (DEDUCTIONS)     TOTAL
                                    --------------   ------------   ----------
                                              (DOLLARS IN THOUSANDS)
Interest income...................    $  11,128                     $  281,009
Interest expense..................        3,609                        114,679
                                      ---------       ----------    ----------
Net interest income...............        7,519                        166,330
Provision for loan losses.........          491                          9,076
                                      ---------       ----------    ----------
Net interest income after
 provision for loan losses........        7,028                        157,254
                                      ---------       ----------    ----------
Noninterest income................        1,411                         56,889
Noninterest expense...............        5,919                        157,622
                                      ---------       ----------    ----------
Income before income taxes........        2,520                         56,521
Income taxes......................          660                         18,610
                                      ---------       ----------    ----------
Net Income........................    $   1,860                     $   37,911
                                      =========       ==========    ==========
Average primary shares
 outstanding**....................    1,179,463       (1,179,463)   39,706,731
                                                       1,679,208
Average fully-diluted shares
 outstanding**....................    1,179,463       (1,179,463)   41,182,731
                                                       1,679,208
Earnings per share:
 Net Income:
   Primary**......................                                  $     0.95
   Fully diluted**................                                  $     0.95


---------------

 * Restated to give retroactive effect to the April 22, 1997 pooling-of-interests business combination with Fort Brooke Bancorporation, Inc.
** Restated to reflect the impact of a two-for-one stock split in the form of a 100% stock dividend paid on February 11, 1997.

PRO FORMA ADJUSTMENTS:



PENDING BUSINESS COMBINATIONS



     Adjustments applicable to the purchase method business combination with ASB
Bancshares:



(1) To amortize the assignment of estimated fair value in excess of the carrying amount of assets acquired. The amortization consists of the following:



                                                              NINE MONTHS        YEAR ENDED
                                                                 ENDED          DECEMBER 31,
                                                           SEPTEMBER 30, 1997       1996
                                                           ------------------   ------------
                                                                    (IN THOUSANDS)
Increase in income:
  Amortization of write-down on fixed assets (5 year
     period).............................................        $  17            $    23
                                                               -------            -------
          Total..........................................           17                 23
                                                               -------            -------
Increase in expense:
  Interest on subordinated debentures (assumed at
     7.5%)...............................................         (435)              (579)
  Amortization of goodwill (15 year period)..............         (468)              (623)
                                                               -------            -------
          Total..........................................         (903)            (1,202)
                                                               -------            -------
Net decrease in income before tax........................         (886)            (1,179)
                                                               -------            -------
Tax effect of the pro forma adjustments (other than
  goodwill amortization).................................          153                217
                                                               -------            -------
          Net decrease in income.........................        $(733)           $  (962)
                                                               =======            =======



NONRECURRING CHARGES



  (In thousands)



Nonrecurring charges and related tax effects which result directly from the business combinations and which will be included in BancGroups' results are set forth below. These changes are not reflected in the condensed pro forma statements of income.



(1) Possible adjustments applicable to the purchase method business combination with ASB.



Increase in expense:
  Potential severance payable to terminated employees....        $ (87)
                                                               -------
Net decrease in income before taxes......................          (87)
Tax effect of the pro forma adjustments..................           32
                                                               -------
          Net decrease in income.........................        $ (55)
                                                               =======



(2) Possible adjustments applicable to the pooling-of-interests method business combination with South Florida:



Increase in expense:
  Potential severance payable to terminated employees....        $(188)
                                                               -------
Net decrease in income before tax........................         (188)
                                                               -------
Tax effect of the pro forma adjustments..................           68
                                                               =======
          Net decrease in income.........................        $(120)
                                                               =======

(3) Possible adjustments applicable to the pooling-of-interests method business combination with United American:



Increase in expense:
  Adjustment for immediate vesting under salary
     continuation agreement..............................        $(424)
  Potential severance payable to terminated employees....          (76)
                                                               -------
Net decrease in income before tax........................         (500)
                                                               -------
Tax effect of the pro forma adjustments..................          182
                                                               -------
          Net decrease in income.........................        $(318)
                                                               =======



(4) Possible adjustments applicable to the pooling-of-interests method business combination with First Central:



Increase in expense:
  Adjustment for immediate vesting under salary
     continuation agreement..............................        $(169)
  Potential severance payable to terminated employees....           (6)
                                                               -------
Net decrease in income before tax........................         (175)
                                                               -------
Tax effect of the pro forma adjustments..................           64
                                                               -------
          Net decrease in income.........................        $(111)
                                                               =======

                 THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

                  SELECTED FINANCIAL AND OPERATING INFORMATION


     The following tables present certain financial information for BancGroup on a historical basis for the nine months ended September 30, 1997 and 1996, as of September 30, 1997 and, years ended December 31, 1996, 1995, 1994, 1993 and 1992 and as of December 31, 1996, 1995, 1994, 1993 and 1992 and on a pro forma basis for the nine months ended September 30, 1997 and 1996, as of September 30, 1997 and, years ended December 31, 1996, 1995 and 1994.



     The pro forma information includes consolidated BancGroup and subsidiaries and consolidated First Independence, South Florida, United American, ASB and First Central. The pro forma balance sheet data gives effect to the combinations as if they had occurred on December 31, 1996 and the pro forma operating data gives effect to the combinations as if they occurred at the beginning of the earliest period presented. Note that for the purchase method combination,
Article 11 of Regulation S-X requires pro forma statements to be presented for only the most recent fiscal year and interim period. Accordingly, ASB is only included in the pro forma information as of and for the nine months ended September 30, 1997 and the year ended December 31, 1996.


     The following selected financial information should be read in conjunction with the discussion set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and all of the financial statements included elsewhere in this Prospectus and incorporated by reference. The pro forma information provided below may not be indicative of future results.


                                                             NINE MONTHS ENDED SEPTEMBER 30,
                                                     ------------------------------------------------
                                                     BANCGROUP   BANCGROUP     BANCGROUP   BANCGROUP
                                                     PRO FORMA   HISTORICAL    PRO FORMA   HISTORICAL
                                                       1997         1997         1996         1996
                                                     ---------   ----------    ---------   ----------
STATEMENT OF INCOME
Interest income....................................  $406,590     $362,830     $329,820     $300,943
Interest expense...................................   201,509      182,497      162,724      151,547
                                                     --------     --------     --------     --------
Net interest income................................   205,081      180,333      167,096      149,396
Provision for loan losses..........................     9,633        8,833        7,116        6,292
                                                     --------     --------     --------     --------
Net interest income after provision for loan
  losses...........................................   195,448      171,500      159,980      143,104
Noninterest income.................................    66,277       61,623       57,137       53,900
Noninterest expense................................   163,411      143,609      142,361      129,378
                                                     --------     --------     --------     --------
Income before income taxes.........................    98,314       89,514       74,756       67,626
Applicable income taxes............................    36,462       33,460       26,280       23,794
                                                     --------     --------     --------     --------
Net income.........................................  $ 61,852     $ 56,054     $ 48,476     $ 43,832
                                                     ========     ========     ========     ========
EARNINGS PER SHARE
Net income:
  Primary..........................................  $   1.28     $   1.32     $   1.09     $   1.11
  Fully-diluted....................................  $   1.27     $   1.31     $   1.08     $   1.10
Average shares outstanding
  Primary..........................................    48,334       42,370       44,329       39,525
  Fully-diluted....................................    48,954       42,963       45,014       40,204
Cash dividends:
  Common...........................................  $   0.45     $   0.45     $  0.405     $  0.405

                                               YEAR ENDED DECEMBER 31,                    YEAR ENDED DECEMBER 31,
                              ---------------------------------------------------------   -----------------------
                              BANCGROUP   BANCGROUP   BANCGROUP   BANCGROUP   BANCGROUP   BANCGROUP    BANCGROUP
                              PRO FORMA   PRO FORMA   PRO FORMA   PRO FORMA   PRO FORMA   HISTORICAL   HISTORICAL
                                1996        1995        1994        1993        1992        1996*        1995*
                              ---------   ---------   ---------   ---------   ---------   ----------   ----------
STATEMENT OF INCOME
Interest income.............  $456,746    $375,260    $281,009    $236,084    $226,057     $406,838     $341,826
Interest expense............   226,906     183,798     114,679      92,813     100,932      205,843      170,483
                              --------    --------    --------    --------    --------     --------     --------
Net interest income.........   229,840     191,462     166,330     143,271     125,125      200,995      171,343
Provision for possible loan
  losses....................    13,732      10,198       9,076      15,234      18,207       12,545        8,986
                              --------    --------    --------    --------    --------     --------     --------
Net interest income after
  provision for loan
  losses....................   216,108     181,264     157,254     128,037     106,918      188,450      162,357
Noninterest income..........    77,818      63,891      56,889      55,649      50,217       72,382       60,527
Noninterest expense.........   201,064     167,747     157,622     144,335     129,476      178,851      150,654
SAIF special
  assessment(1).............     4,465          --          --                                4,465
                              --------    --------    --------    --------    --------     --------     --------
Income before income
  taxes.....................    88,397      77,408      56,521      39,351      27,659       77,516       72,230
Applicable income taxes.....    31,143      27,462      18,610      12,265       7,793       27,303       25,765
                              --------    --------    --------    --------    --------     --------     --------
Income before extraordinary
  items.....................    57,254      49,946      37,911      27,086      19,866       50,213       46,465
Extraordinary items.........        --          --          --        (396)
Cumulative effect of change
  in accounting.............        --          --          --       3,933
                              --------    --------    --------    --------    --------     --------     --------
Net income..................  $ 57,254    $ 49,946    $ 37,911    $ 30,623    $ 19,866     $ 50,213     $ 46,465
                              ========    ========    ========    ========    ========     ========     ========
EARNINGS PER SHARE
Income before extraordinary
  items:
  Primary**.................  $   1.26    $   1.18    $   0.95    $   0.73    $   0.61     $   1.26     $   1.23
  Fully Diluted**...........      1.25        1.15        0.95        0.73        0.61         1.25         1.19
Net income:
  Primary**.................      1.26        1.18        0.95        0.82        0.61         1.26         1.23
  Fully Diluted**...........      1.25        1.15        0.95        0.82        0.61     $   1.25     $   1.19
Average shares outstanding
  Primary**.................    45,357      42,489      39,707      37,194      32,361       39,764       37,912
  Fully Diluted**...........    46,254      44,423      41,183      39,380      35,025       40,623       39,796
Cash dividends:
  Common**..................  $   0.54    $  0.338          --                             $  0.540     $  0.338
  Class A**.................        --       0.113    $  0.400    $  0.355    $  0.335                     0.113
  Class B**.................        --       0.063       0.200       0.155       0.135                     0.063

                                    YEAR ENDED DECEMBER 31,
                              ------------------------------------
                              BANCGROUP    BANCGROUP    BANCGROUP
                              HISTORICAL   HISTORICAL   HISTORICAL
                                1994*        1993*        1992*
                              ----------   ----------   ----------
STATEMENT OF INCOME
Interest income.............   $255,758     $204,322     $192,526
Interest expense............    105,797       81,008       86,283
                               --------     --------     --------
Net interest income.........    149,961      123,314      106,243
Provision for possible loan
  losses....................      8,254       11,767       14,625
                               --------     --------     --------
Net interest income after
  provision for loan
  losses....................    141,707      111,547       91,618
Noninterest income..........     54,149       50,990       46,226
Noninterest expense.........    144,119      125,901      112,340
SAIF special
  assessment(1).............
                               --------     --------     --------
Income before income
  taxes.....................     51,737       36,636       25,504
Applicable income taxes.....     17,243       11,249        6,960
                               --------     --------     --------
Income before extraordinary
  items.....................     34,494       25,387       18,544
Extraordinary items.........                    (396)
Cumulative effect of change
  in accounting.............                   3,890
                               --------     --------     --------
Net income..................   $ 34,494     $ 28,881     $ 18,544
                               ========     ========     ========
EARNINGS PER SHARE
Income before extraordinary
  items:
  Primary**.................   $   0.96     $   0.81     $   0.67
  Fully Diluted**...........       0.95         0.81         0.67
Net income:
  Primary**.................       0.96         0.92         0.67
  Fully Diluted**...........   $   0.95     $   0.91     $   0.67
Average shares outstanding
  Primary**.................     35,907       31,272       27,785
  Fully Diluted**...........     37,383       33,458       30,407
Cash dividends:
  Common**..................
  Class A**.................   $  0.040     $  0.355     $  0.335
  Class B**.................      0.020        0.155        0.135


---------------

  * Restated to give retroactive effect to the April 22, 1997 pooling-of-interest business combination with Fort Brooke Bancorporation.
 ** Restated to reflect the impact of a two-for-one stock split in the form of a
    100% stock dividend paid February 11, 1997.
(1) Legislation approving a one-time special assessment to recapitalize the Savings Association Insurance Fund ("SAIF") resulted in $4,465,000 in expense before income taxes and $2,874,000 net of applicable income taxes in 1996.

                                SEPTEMBER 30,                                 DECEMBER 31,
                           -----------------------   --------------------------------------------------------------
                           BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP
                           PRO FORMA    HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL
                              1997         1997        1996*        1995*        1994*        1993*        1992*
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF CONDITION
  DATA
At year end:
Total assets.............  $7,388,026   $6,605,927   $5,672,537   $4,960,165   $3,865,936   $3,728,270   $2,658,833
  Loans, net of unearned
    income...............   5,524,899    4,970,765    4,215,802    3,645,727    2,736,041    2,289,233    1,657,604
  Mortgage loans held for
    sale.................     182,878      182,878      157,966      112,203       61,556      368,515      150,835
  Deposits...............   5,815,203    5,136,556    4,299,821    3,869,012    3,067,500    2,990,190    2,251,299
  Long-term debt.........     112,755      101,099       39,092       47,688       86,662       57,397       22,979
  Shareholders' equity...     539,434      472,353      402,708      352,731      275,319      256,866      165,142
Average daily balances
  Total assets...........   6,695,111    5,956,312    5,286,587    4,373,227    3,708,350    3,015,787    2,592,966
  Interest-earning
    assets...............   6,142,738    5,462,405    4,835,713    3,985,649    3,349,026    2,681,428    2,294,670
  Loans, net of unearned
    income...............   5,000,795    4,479,967    3,931,084    3,123,407    2,477,768    1,813,569    1,615,713
  Mortgage loans held for
    sale.................     127,862      127,862      135,135       98,785      135,046      248,502      121,820
  Deposits...............   4,485,524    3,913,525    4,032,610    3,420,881    2,994,868    2,407,015    2,181,233
  Shareholders' equity...     485,780      424,886      383,401      308,532      269,353      200,217      159,785
Book value per share**...  $    11.34   $    11.26   $    10.29   $     9.43   $     7.93   $     7.69   $     6.34
Tangible book value per
  share**................  $     9.71   $     9.66   $     9.51   $     8.62   $     7.35   $     7.18   $     6.06
SELECTED RATIOS
Income before
  extraordinary items and
  the cumulative effect
  of a change in
  accounting for income
  taxes to:
    Average assets.......        1.23%        1.21%        0.95%        1.06%        0.93%        0.84%        0.72%
    Average shareholders'
      equity.............       16.99        16.84        13.09        15.06        12.81        12.68        11.61
Net income to:
    Average assets.......        1.23         1.21         0.95         1.06         0.93         0.96         0.72
    Average shareholders'
      equity.............       16.99        16.84        13.09        15.06        12.81        14.42        11.61
Efficiency ratio(1)......       62.44        58.92        64.94        64.39        69.83        71.96        73.16
Dividend payout..........       30.14        33.28        42.86        36.59        41.67        38.59        50.00
Average equity to average
  assets.................        7.26         7.13         7.25         7.06         7.26         6.64         6.16
Allowance for possible
  loan losses to total
  loans (Net of unearned
  income)................        1.24%        1.25%        1.27%        1.29%        1.55%        1.61%        1.50%


---------------

  * Restated to give retroactive effect to the April 22, 1997 pooling-of-interest business combinations with Fort Brooke Bancorporation.
 ** Restated to reflect the impact of a two-for-one stock split in the form of a
    100% stock dividend paid February 11, 1997.
(1) Legislation approving a one-time special assessment to recapitalize the Savings Association Insurance Fund ("SAIF") resulted in $4,465,000 in expense before income taxes and $2,874,000 net of applicable income taxes in 1996.

                          SOUTH FLORIDA BANKING CORP.

              SUMMARY CONDENSED CONSOLIDATED FINANCIAL INFORMATION


     The following tables present selected historical financial data for South Florida Banking Corp. With respect to the information for the nine-month periods ended September 30, 1997 and 1996, which is unaudited, such interim results are not necessarily indicative of results for the entire year, but include all adjustments (none of which were other than normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of such results. These tables should be read in conjunction with the historical financial statements and notes thereto included elsewhere in this Joint Proxy Statement and Prospectus.


                            SELECTED FINANCIAL DATA


                                                                                             AT OR FOR THE
                                                NINE MONTHS ENDED      ------------------------------------------------------------
                                                  SEPTEMBER 30,                         YEAR ENDED DECEMBER 31,
                                             -----------------------   ------------------------------------------------------------
                                                1997         1996         1996         1995         1994         1993        1992
                                             ----------   ----------   ----------   ----------   ----------   ---------    --------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
At Period End:
  Cash and cash equivalents................  $   10,978   $   10,831   $   11,621   $   10,194   $    7,534   $   8,162   $  13,221
  Investment securities....................      57,259       61,797       63,190       58,960       64,137      58,415      48,830
  Loans, net...............................     167,693      148,387      152,941      126,524      104,995      90,656      81,893
  All other assets.........................      10,100        8,273        9,322       11,451        6,909       4,552       5,518
                                             ----------   ----------   ----------   ----------   ----------   ---------   ---------
        Total assets.......................  $  246,030   $  229,288   $  237,074   $  207,129   $  183,575   $ 161,785    $149,462
                                             ==========   ==========   ==========   ==========   ==========   =========   =========
Deposit accounts...........................  $  215,914   $  197,960   $  208,208   $  179,095   $  162,674   $ 141,439    $136,183
All other liabilities......................      13,241       17,342       13,798       14,328       10,072       8,655       3,800
Shareholders' equity.......................      16,875       13,986       15,068       13,706       10,829      11,691       9,479
                                             ----------   ----------   ----------   ----------   ----------   ---------   ---------
        Total liabilities and shareholders'
          equity...........................  $  246,030   $  229,288   $  237,074   $  207,129   $  183,575   $ 161,785   $ 149,462
                                             ==========   ==========   ==========   ==========   ==========   =========   =========
For the Period:
  Total interest income....................  $   13,606       12,230   $   16,566   $   14,219   $   11,337   $  10,221   $  10,844
  Total interest expense...................       6,157        5,290        7,158        6,350        4,308       3,958       4,825
                                             ----------   ----------   ----------   ----------   ----------   ---------   ---------
Net interest income........................       7,449        6,940        9,408        7,869        7,029       6,263       6,019
Provision for credit losses................         257          456          569          504          199         110         176
                                             ----------   ----------   ----------   ----------   ----------   ---------   ---------
Net interest income after provision for
  credit losses............................       7,192        6,484        8,839        7,365        6,830       6,153       5,843
Other income...............................       1,625        1,211        1,626        1,248        1,007       1,298       1,350
Other expenses.............................       6,701        5,568        7,508        7,141        5,393       5,441       5,645
                                             ----------   ----------   ----------   ----------   ----------   ---------   ---------
Earnings before income tax provisions and
  extraordinary item.......................       2,116        2,127        2,957        1,472        2,444       2,010       1,548
Income tax provision.......................         582          730          856          271          707         403         282
                                             ----------   ----------   ----------   ----------   ----------   ---------   ---------
Net earnings before extraordinary item.....       1,534        1,397        2,101        1,201        1,737       1,607       1,266
Extraordinary item (1).....................                                                                                      35
                                             ----------   ----------   ----------   ----------   ----------   ---------   ---------
Net earnings...............................  $    1,534   $    1,397   $    2,101   $    1,201   $    1,737   $   1,607   $    1301
                                             ==========   ==========   ==========   ==========   ==========   =========   =========
Earnings (loss) per share before
  extraordinary item.......................  $     1.26   $     1.16   $     1.75   $     1.00   $     1.46   $    1.40   $    1.16
                                             ==========   ==========   ==========   ==========   ==========   =========   =========
Net earnings per share.....................  $     1.26   $     1.16   $     1.75   $     1.00   $     1.46   $    1.40   $    1.19
                                             ==========   ==========   ==========   ==========   ==========   =========   =========
Weighted average number of shares
  outstanding..............................   1,209,805    1,201,326    1,200,375    1,197,251    1,187,567   1,143,882   1,094,553
Ratios and Other Data:
  Return on average assets.................         .83%         .84%         .94%         .62%        1.00%       1.02%        .91%
  Return on average equity.................       13.03        13.48        15.02         9.69        14.96       15.83       14.40
  Average equity to average assets.........        6.39         6.24         6.26         6.35         6.70        6.41        6.35
  Interest-rate spread during the period...        3.95         4.08         4.13         3.88         3.93        3.92        4.29
  Net yield on average interest-earning
    assets.................................        4.38         4.51         4.55         4.31         4.31        4.27        4.62
  Noninterest expense to average assets....        3.64         3.35         3.36         3.66         3.11        3.44        3.96
  Ratio of average interest-earning assets
    to average interest-bearing
    liabilities............................        1.12         1.12         1.12         1.13         1.14        1.13        1.09
  Dividends declared.......................  $  387,780   $  320,236   $  434,770   $  391,445   $  346,534    $240,961    $ 87,371
  Actual number of shares..................   1,213,465    1,145,183    1,145,683    1,088,044    1,023,960     950,421     909,759
  Earnings per share.......................  $     1.26   $     1.16   $     1.75   $     1.00   $     1.46    $   1.40    $   1.19

                                                                                             AT OR FOR THE
                                                NINE MONTHS ENDED      ----------------------------------------------------------
                                                  SEPTEMBER 30,                         YEAR ENDED DECEMBER 31,
                                             -----------------------   ----------------------------------------------------------
                                                1997         1996         1996         1995         1994        1993       1992
                                             ----------   ----------   ----------   ----------   ----------   --------   --------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  Dividend payout ratio:
    Actual.................................        0.25         0.24         0.22         0.36         0.23       0.18       0.08
    Weighted average.......................        0.25         0.23         0.22         0.34         0.21       0.18       0.08
  Nonperforming loans, in-substance
    foreclosed loans and real estate owned
    as a percentage of total assets at end
    of period..............................        1.80         1.40         0.72         1.55         2.01       1.54       1.99
  Allowance for credit losses as a
    percentage of total loans at end of
    period.................................        1.10         1.04         1.09         1.09         1.00       1.05       1.14
  Total number of banking offices..........          12           11           10            8            4          3          3
  Total shares outstanding at end of
    period.................................   1,213,465    1,145,183    1,145,683    1,088,044    1,023,960    950,421    909,759
  Book value per share at end of period....  $    13.91   $    12.21   $    13.15   $    12.60   $    10.58   $  12.30   $  10.42


---------------

(1) Reduction of income taxes arising from carryforward of prior years' net operating loss.

                          SOUTH FLORIDA BANKING CORP.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is provided to afford the reader an understanding of the major elements of the Bank's financial condition, results of operation, capital resources and liquidity. It should be read in conjunction with the financial statements and notes thereto and other information appearing elsewhere in this Joint Proxy Statement and Prospectus.

GENERAL

     South Florida Banking Corp. is a one-bank holding company, and its only current business is the ownership and operation of the Bank. On October 1, 1983, the common shareholders of the Bank exchanged their common shares for shares of South Florida Banking Corp. Common Stock, and at that time the Bank became a wholly-owned subsidiary of South Florida Banking Corp. The formation of South Florida Banking Corp. and exchange of shares has been accounted for as a combination of interests under common control in a manner similar to a pooling of interests. Shares held by dissenting shareholders were settled for cash.

     The Bank is a FDIC-insured, nationally-chartered commercial bank headquartered in Bonita Springs, Florida. It is also a member of the Federal Reserve System. The Bank commenced operations in November 1963. The Bank has twelve branch offices located in Lee, Collier, and Hendry Counties, and its main business is to attract deposits and to invest those funds in loans, including both secured and unsecured commercial loans, consumer loans, construction and permanent residential mortgage loans, and the origination of loans secured by commercial real estate properties.


     At September 30, 1997, South Florida Banking Corp. had total assets of $246 million (an increase of 3.75% over the $237.1 million recorded at December 31, 1996) and total stockholders' equity of $16.9 million (up 11.9% over the $15.1 million at December 31, 1996). For the nine months ended September 30, 1997, it had consolidated net earnings of $1,534,000, an increase of 9.8% from the nine months ending September 30, 1996 of $1,397,000.



     During the nine months ended September 30, 1997, net loans receivable increased to $167.7 million from $152.9 million, or 9.7% as of December 31, 1996. The Bank's portfolio of investment securities decreased to $57.3 million as of September 30, 1997 from $61.8 million at September 30, 1996. The Bank's deposits increased to $215.9 million as of September 30, 1997 from $208.2 million as of December 31, 1996. The 3.7% increase in deposits reflected the Bank's strategy of not paying up for deposits and continuing to accept and retain deposit accounts for which funds can be prudently invested.


     At December 31, 1996, the Bank had total assets of $237.1 million (an increase of 14.5% over the $207.1 million recorded at December 31, 1995 and total shareholders' equity of $15.1 million (up 10.2% over the $13.7 million at December 31, 1995). For the year ended December 31, 1996, it had consolidated net earnings of $2,101,000, an increase of 75% from the previous year's total of $1,201,000.

     During the year ended December 31, 1996, net loans receivable increased $21.9 million, or 16.7%. The Bank's portfolio of investment securities increased to $63.2 million as of December 31, 1996 from $59 million as of December 31, 1995. The Bank's deposits increased to $208.2 million as of December 31, 1996 from $179.1 as of December 31, 1995.

PENDING ACQUISITION OF SOUTH FLORIDA

     On September 4, 1997, management entered into an agreement to merge South Florida Banking Corp. into Colonial BancGroup. Each share of common stock of South Florida Banking Corp. outstanding and held of record shall be converted into 1.5746 shares of Colonial BancGroup Common Stock. If prior to December 19, 1997 certain loans of the Bank have been repaid in full, then the consideration shall be adjusted so that each share of South Florida Banking Corp. common stock shall be converted into 1.5908 shares of Colonial BancGroup Common Stock. This transaction is subject to the approval of shareholders and various regulatory authorities.

REGULATION AND LEGISLATION

     As a nationally-chartered commercial bank, the Bank is subject to extensive regulation by the Office of the Comptroller of the Currency (OCC). South Florida Banking Corp. is subject to regulation by the Federal Reserve. The Bank files reports with the OCC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the OCC to monitor the Bank's compliance with the various regulatory requirements.

CREDIT RISK

     The Bank's business activity entails potential loan losses, the magnitude of which depend on a variety of economic factors affecting borrowers which are beyond the control of the Bank. While the bank has instituted underwriting guidelines and credit review procedures to protect the Bank from avoidable credit losses, some losses will inevitably occur.

     The following table sets forth certain information regarding non-accrual loans and real estate owned, the ratio of such loans and real estate owned to total assets as of the dates indicated, and certain other related information:


                                            AT SEPTEMBER 30,                    AT DECEMBER 31,
                                            -----------------   -----------------------------------------------
                                             1997      1996      1996      1995      1994      1993      1992
                                            -------   -------   -------   -------   -------   -------   -------
                                                               (IN THOUSANDS, EXCEPT RATIOS)
Nonaccrual loans:
  Real estate loans:
    Residential...........................  $   435   $   106   $   132   $   443   $   614   $   549   $   757
    Commercial............................    3,274     1,775       874     2,041     2,425     1,219       610
  Consumer and other loans................        4         0         0         0         0         5        70
                                            -------   -------   -------   -------   -------   -------   -------
         Total nonperforming loans........    3,713     1,881     1,006     2,484     3,039     1,773     1,437
Other real estate owned:
  Real estate acquired by foreclosure or
    deed in lieu of foreclosure...........      716     1,332       701       723       656       715     1,534
                                            -------   -------   -------   -------   -------   -------   -------
         Total nonperforming loans, and
           other real estate owned........    4,429     3,213     1,707     3,207     3,695     2,488     2,971
Allowance for loan losses.................   (1,860)   (1,559)   (1,678)   (1,399)   (1,062)     (960)     (944)
                                            -------   -------   -------   -------   -------   -------   -------
         Total nonperforming loans and
           other real estate owned, net...  $ 2,569   $ 1,654   $    29   $ 1,808   $ 2,633   $ 1,528   $ 2,027
                                            =======   =======   =======   =======   =======   =======   =======
         Total nonperforming loans to
           total assets...................     1.51%     0.82%     0.42%     1.20%     1.66%     1.10%     0.96%
                                            =======   =======   =======   =======   =======   =======   =======
         Total nonperforming loans and
           other real estate owned to
           total assets...................     1.80%     1.40%     0.72%     1.55%     2.01%     1.54%     1.99%
                                            =======   =======   =======   =======   =======   =======   =======
         Total nonperforming loans and
           other real estate owned, net to
           total assets...................     1.04%     0.72%     0.01%     0.87%     1.43%     0.94%     1.36%
                                            =======   =======   =======   =======   =======   =======   =======

     The following table sets forth information with respect to activity in the Bank's allowance for loan losses during the periods indicated:


                                NINE MONTHS ENDED
                                  SEPTEMBER 30,                       AT DECEMBER 31,
                               -------------------   --------------------------------------------------
                                 1997       1996       1996       1995       1994      1993      1992
                               --------   --------   --------   --------   --------   -------   -------
                                                    (IN THOUSANDS, EXCEPT RATIOS)
Average loans outstanding,
  net........................  $161,392   $141,977   $144,335   $118,260   $ 92,377   $84,829   $78,714
Allowance at beginning
  of period..................     1,678      1,399      1,399      1,062        960       944     1,021
Charge-offs:
  Residential real estate
    loans....................        43         49         49         39         40        27        76
  Commercial real estate
    loans....................         0        190        201        100          0         0       109
  Commercial loans...........        21         11          0         11         86        72        21
  Consumer loans.............        19         58         54         21          4        28         7
                               --------   --------   --------   --------   --------   -------   -------
         Total loans
           charge-off........        83        308        304        171        130       127       213
Recoveries...................         8         12         14          4         33        33        46
                               --------   --------   --------   --------   --------   -------   -------
         Net charge-offs.....        75        296        290        167         97        94       167
Provision for loan losses
  charged to operating
  expenses...................       257        456        569        504        199       110        90
                               --------   --------   --------   --------   --------   -------   -------
Allowance at end of year.....  $  1,860   $  1,559   $  1,678   $  1,399   $  1,062   $   960   $   944
                               ========   ========   ========   ========   ========   =======   =======
Ratio of net charge-offs to
  average loans
  outstanding................    0.0005     0.0021     0.0020     0.0014     0.0011    0.0011    0.0021
                               ========   ========   ========   ========   ========   =======   =======
Ratio allowance to period-end
  loans......................    0.0109     0.0104     0.0109     0.0109     0.0100    0.0105    0.0114
                               ========   ========   ========   ========   ========   =======   =======
Period end total loans.......  $169,553   $149,947   $154,620   $127,923   $105,822   $91,616   $82,837
                               ========   ========   ========   ========   ========   =======   =======



                                NINE MONTHS ENDED
                                  SEPTEMBER 30,                       AT DECEMBER 31,
                               -------------------   --------------------------------------------------
                                 1997       1996       1996       1995       1994      1993      1992
                               --------   --------   --------   --------   --------   -------   -------
                                                    (IN THOUSANDS, EXCEPT RATIOS)
Gross loans by category:
  Commercial.................  $ 34,963   $ 31,302   $ 42,097   $ 37,161   $ 31,797   $30,063   $31,613
  Real
    estate -- construction...    15,874     10,831     13,936     11,637     14,012     7,910     3,905
  Real estate -- mortgage....   114,168    101,987     92,360     73,459     54,563    48,439    42,170
  Installment................     4,643      6,014      6,378      5,670      5,655     5,406     5,373
                               --------   --------   --------   --------   --------   -------   -------
         Total loans
           receivable........   169,648    150,134    154,771    127,927    106,027    91,818    83,061
Less:
  Unearned income and fees...       (95)      (188)      (152)      (204)      (205)     (202)     (224)
  Allowance for credit
    losses...................    (1,860)    (1,559)    (1,678)    (1,399)    (1,062)     (960)     (944)
                               --------   --------   --------   --------   --------   -------   -------
         Loans, net..........  $167,693   $148,387   $152,941   $126,324   $104,760   $90,656   $81,893
                               ========   ========   ========   ========   ========   =======   =======
Percent of loans in each
  category to total loans:
  Commercial.................     20.61%     20.85%     27.20%     29.00%     29.99%    32.74%    38.06%
  Real
    estate -- construction...      9.36%      7.21%      9.00%      9.24%     13.21%     8.61%     4.70%
  Real estate -- mortgage....     67.30%     67.93%     59.68%     57.33%     51.46%    52.76%    50.77%
  Installment................      2.73%      4.01%      4.12%      4.43%      5.34%     5.89%     6.47%
                               --------   --------   --------   --------   --------   -------   -------
         Total loan
           receivable........    100.00%    100.00%    100.00%    100.00%    100.00%   100.00%   100.00%
                               ========   ========   ========   ========   ========   =======   =======


RESULTS OF OPERATIONS

     The operating results of the Bank depend primarily on its interest income, which is equal to the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by reference to (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread"), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's interest-rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, the Bank's net earnings are also affected by the level of nonperforming loans and real estate owned, as well as the level of its non-interest bearing income and non-interest paying expenses, such as salaries and employee benefits, occupancy and equipment costs and provisions for losses on real estate owned and income taxes.

     The following table sets forth for the periods indicated information regarding (i) the total dollar amount of interest and dividend income of the Bank from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest/dividend income; (iv) interest-rate spread; and (v) interest margin. Average balances are based upon daily balances.


                                                                                   (DOLLARS IN THOUSANDS)
                                                                               NINE MONTHS ENDED SEPTEMBER 30,
                                                            ---------------------------------------------------------------------
                                                                          1997                                1996
                                                            ---------------------------------   ---------------------------------
                                                                       INTEREST                            INTEREST
                                                            AVERAGE       AND                   AVERAGE       AND
                                                            BALANCE    DIVIDENDS   YIELD/RATE   BALANCE    DIVIDENDS   YIELD/RATE
                                                            --------   ---------   ----------   --------   ---------   ----------
Interest-earning assets:
  Loans(1)................................................  $161,392    $10,552       8.74%     $141,977    $9,271        8.78%
  Investment securities...................................    64,798      3,001       6.19%       61,770     2,912        6.28%
  Other interest-earning assets(2)........................     1,324         53       5.35%        1,244        49        5.25%
                                                            --------    -------                 --------    ------
        Total.............................................   227,514     13,606       8.00%      204,991    12,232        7.95%
                                                            --------    -------                 --------    ------
Noninterest-earning assets................................    18,840                              16,243
                                                            --------                            --------
        Total.............................................  $246,354                            $221,234
                                                            ========                            ========
Interest-bearing liabilities:
  Savings and NOW accounts................................    84,511      1,694       2.68%       78,391     1,498        2.51%
  Money market deposits...................................    22,798        688       4.03%       14,151       334        3.16%
  Certificates of deposit.................................    80,471      3,126       5.19%       78,327     2,996        5.14%
  Borrowings..............................................    15,575        649       5.57%       11,391       462        5.39%
                                                            --------    -------                 --------    ------
        Total interest-bearing liabilities................   203,355      6,157       4.06%      182,260     5,290        3.85%
                                                                        -------                             ------
Noninterest-bearing liabilities...........................    27,253                              25,167
Stockholders' equity......................................    15,746                              13,807
                                                            --------                            --------
        Total liabilities and stockholders' equity........  $246,354                            $221,234
                                                            ========                            ========
Net interest/dividend income..............................              $ 7,449                             $6,942
                                                                        =======                             ======
Interest-rate spread(3)...................................                            3.95%                               4.08%
                                                                                      ====                                ====
        Net yield on average interest-earning assets(4)...                            4.38%                               4.51%
                                                                                      ====                                ====
Ratio of average interest-earning assets to average
  interest-bearing liabilities............................      1.12                                1.12
                                                            ========                            ========


---------------


(1) Includes nonaccrual loans.


(2) Includes interest-bearing deposits.


(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.


(4) Net interest margin is net interest income dividend by average interest-earning assets.

                                                                       YEAR ENDED DECEMBER 31,
                                    ---------------------------------------------------------------------------------------------
                                                1996                            1995                            1994
                                    -----------------------------   -----------------------------   -----------------------------
                                    AVERAGE    INTEREST    YIELD/   AVERAGE    INTEREST    YIELD/   AVERAGE    INTEREST    YIELD/
                                    BALANCE    DIVIDENDS    RATE    BALANCE    DIVIDENDS    RATE    BALANCE    DIVIDENDS    RATE
                                    --------   ---------   ------   --------   ---------   ------   --------   ---------   ------
Interest-earning assets:
  Loans(1)........................  $144,335    $12,640     8.76%   $118,260    $10,195     8.62%   $ 92,377    $ 7,228     7.82%
  Investment securities...........    61,114      3,851     6.30%     63,241      3,977     6.29%     67,186      3,973     5.91%
  Other interest-earning
    assets(2).....................     1,468         75     5.11%        869         47     5.41%      3,376        136     4.03%
                                    --------    -------             --------    -------             --------    -------
        Total.....................   206,917     16,566     8.01%    182,370     14,219     7.80%    162,939     11,337     6.95%
                                                -------                         -------                         -------
Noninterest-earning assets........    16,536                          12,829                          10,470
                                    --------                        --------                        --------
        Total.....................  $223,453                        $195,199                        $173,409
                                    ========                        ========                        ========
Interest-bearing liabilities:
  Savings and NOW accounts........    79,095      2,028     2.56%     68,824      1,705     2.48%     57,874      1,142     1.97%
  Money market deposits...........    14,505        470     3.24%     17,403        536     3.08%     24,935        690     2.77%
  Certificates of deposit.........    79,431      4,053     5.10%     65,238      3,517     5.39%     53,069      2,216     4.18%
  Borrowings......................    11,356        607     5.35%     10,616        592     5.58%      6,725        260     3.87%
                                    --------    -------             --------    -------             --------    -------
        Total interest-bearing
          liabilities.............   184,387      7,158     3.88%    162,081      6,350     3.92%    142,603      4,308     3.02%
Noninterest-bearing liabilities...    25,085                          20,729                          19,194
Shareholders' equity..............    13,981                          12,389                          11,612
                                    --------                        --------                        --------
        Total liabilities and
          shareholders' equity....  $223,453                        $195,199                        $173,409
                                    ========                        ========                        ========
        Net interest/dividend
          income..................              $ 9,408                         $ 7,869                         $ 7,029
                                                =======                         =======                         =======
Interest-rate spread(3)...........                          4.13%                           3.88%                           3.93%
                                                            ====                            ====                            ====
        Net yield on average
          interest-earning
          assets(4)...............                          4.55%                           4.31%                           4.31%
                                                            ====                            ====                            ====
Ratio of average interest-earning
  assets to average
  interest-bearing liabilities....      1.12                            1.13                            1.14
                                    ========                        ========                        ========


---------------

(1) Includes nonaccrual loans.
(2) Includes interest-bearing deposits.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest margin is net interest income dividend by average interest-earning assets.

RATE/VOLUME ANALYSIS

     The following table sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (changes in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

                                                          YEAR ENDED DECEMBER 31, 1996 VS. 1995
                                                          -------------------------------------
                                                               INCREASE (DECREASE) DUE TO
                                                          -------------------------------------
                                                          RATE    VOLUME   RATE/VOLUME   TOTAL
                                                          -----   ------   -----------   ------
                                                                 (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans.................................................  $ 162   $2,248      $ 35       $2,445
  Investment securities.................................      8     (134)        0         (126)
  Other interest-earning assets.........................     (3)      32        (1)          28
                                                          -----   ------      ----       ------
          Total.........................................    167    2,146        34        2,347
                                                          -----   ------      ----       ------
Interest-bearing liabilities:
  Deposits:
     Savings and NOW accounts...........................     60      254         9          323
     Money market accounts..............................     28      (89)       (5)         (66)
     Certificate accounts...............................   (188)     765       (41)         536
  Borrowings............................................    (24)      41        (2)          15
                                                          -----   ------      ----       ------
          Total.........................................   (124)     971       (39)         808
                                                          -----   ------      ----       ------
Net change in net interest income.......................  $ 291   $1,175      $ 73       $1,539
                                                          =====   ======      ====       ======

                                                          YEAR ENDED DECEMBER 31, 1995 VS. 1994
                                                          -------------------------------------
                                                               INCREASE (DECREASE) DUE TO
                                                          -------------------------------------
                                                          RATE    VOLUME   RATE/VOLUME   TOTAL
                                                          -----   ------   -----------   ------
                                                                 (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans.................................................  $ 736   $2,025      $206       $2,967
  Investment securities.................................    252     (233)      (15)           4
  Other interest-earning assets.........................     47     (101)      (35)         (89)
                                                          -----   ------      ----       ------
          Total.........................................  1,035    1,691       156        2,882
                                                          -----   ------      ----       ------
Interest-bearing liabilities:
  Deposits:
     Savings and NOW accounts...........................    292      216        55          563
     Money market accounts..............................     78     (208)      (24)        (154)
     Certificate accounts...............................    645      508       148        1,301
  Borrowings............................................    115      150        67          332
                                                          -----   ------      ----       ------
          Total.........................................  1,130      666       246        2,042
                                                          -----   ------      ----       ------
Net change in net interest income.......................  $ (95)  $1,025      $(90)      $  840
                                                          =====   ======      ====       ======

     The rates and yields are as follows:


                                                                    WEIGHTED AVERAGE
                                                                    YIELD OR RATE AT
                                                              ----------------------------
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1997            1996
                                                              -------------   ------------
Yields and Rates:
  Loans.....................................................      8.45%           8.79%
  Securities................................................      5.89            6.10
  All interest-bearing assets...............................      7.79            8.01
  Savings and NOW accounts..................................      2.74            2.59
  Money market accounts.....................................      4.07            3.69
  Certificates of deposit...................................      5.34            5.09
  All interest-bearing liabilities..........................      4.17            3.88
  Interest-rate spread......................................      3.62            4.13


LIQUIDITY AND CAPITAL RESOURCES

     The following table sets forth the carrying value of the bank's investment portfolio as of the dates indicated:

                                                             1996      1995      1994
                                                            -------   -------   -------
                                                                  (IN THOUSANDS)
Investment securities available for sale:
  U.S. Government and agency obligations..................  $10,074   $11,281   $12,003
  Municipal bonds.........................................   14,504    11,262         0
  Mortgage-backed securities..............................   32,780    32,994    36,132
  Other...................................................    5,832     3,423     4,460
                                                            -------   -------   -------
          Total available for sale........................   63,190    58,960    52,595
                                                            -------   -------   -------
Investment securities held-to-maturity:
  Municipal bonds.........................................        0         0    11,542
                                                            -------   -------   -------
          Total...........................................  $63,190   $58,960   $64,137
                                                            =======   =======   =======

     The following table sets forth, by maturity distribution, certain information pertaining to the Bank's investment securities portfolio at December 31, 1996:

                                                          AFTER ONE YEAR
                                      ONE YEAR OR               TO            AFTER FIVE YEARS
                                          LESS              FIVE YEARS          TO TEN YEARS
                                   ------------------   ------------------   ------------------
                                   CARRYING   AVERAGE   CARRYING   AVERAGE   CARRYING   AVERAGE
                                    VALUE      YIELD     VALUE      YIELD     VALUE      YIELD
                                   --------   -------   --------   -------   --------   -------
                                                      (DOLLARS IN THOUSANDS)
U.S. Government and agency
  obligations....................   $3,610     6.27%     $4,464     5.11%     $2,000     6.50%
Municipal securities.............        0     0.00%      3,816     5.72%      4,969     5.54%
Mortgage-backed securities.......      325     6.39%        679     8.32%      2,774     6.79%
Other............................      507     7.93%        515     7.87%          0     0.00%
                                    ------               ------               ------
        Total....................   $4,442     6.47%     $9,474     5.74%     $9,743     6.09%
                                    ======     ====      ======     ====      ======     ====


                                       DUE AFTER
                                       TEN YEARS              TOTAL
                                   ------------------   ------------------
                                   CARRYING   AVERAGE   CARRYING   AVERAGE
                                    VALUE      YIELD     VALUE      YIELD
                                   --------   -------   --------   -------
                                           (DOLLARS IN THOUSANDS)
U.S. Government and agency
  obligations....................  $     0     0.00%    $10,074     5.79%
Municipal securities.............    5,719     5.52%     14,504     5.58%
Mortgage-backed securities.......   29,002     6.56%     32,780     6.61%
Other............................    4,810     6.90%      5,832     7.08%
                                   -------              -------
        Total....................  $39,531     6.45%    $63,190     6.29%
                                   =======     ====     =======     ====


     During the year ended December 31, 1996 and the nine-month period ended September 30, 1997, the Bank's primary sources of funds consisted of principal payments on loans and investment securities, proceeds from sales and maturities of investment securities and net increase in deposits. The Bank used its capital resources principally to purchase investment securities and fund existing and continuing loan commitments. At December 31, 1996 and September 30, 1997, the Bank had commitments to originate loans totaling respectively, $22.9 million and $26.1 million. Scheduled maturities of certificates of deposit during the 12 months following December 31, 1996 and September 30, 1997 totaled $71.9 million and $76.0 million as of those stated dates.

REGULATORY CAPITAL REQUIREMENTS

     For the purpose of evaluating what should constitute the minimum capital adequacy of a financial institution, Federal banking regulators have adopted regulations which make reference to the institution's "Tier 1 leverage" capital and also to its "total" capital. In most instances, "Tier 1 leverage" capital will consist solely of funds permanently committed to the institution (i.e., shareholders' equity), less net intangible assets. Conversely, "total" capital (comprised of the sum of Tier 1 and supplementary, or Tier 2, capital) includes not only shareholders' equity, but an allowance for loan losses (subject to limitations). Under FDIC regulations, the Bank is required to meet certain minimum capital thresholds. The requirement is not a valuation allowance and has not been created by charges against earnings; rather it represents a restriction on shareholders' equity. The following chart compares the minimum capital ratios required by the FDIC to the ratios maintained by the Bank:


                                                              REGULATORY    RATIOS OF
                                                              REQUIREMENT   THE BANK
                                                              -----------   ---------
At December 31, 1996:
  Total capital to risk weighted assets.....................     8.00%        14.10%
  Tier 1 capital to risk weighted assets....................     4.00         12.90
  Tier 1 capital to risk weighted assets -- leverage
     ratio..................................................     4.00          7.10
At September 30, 1997:
  Total capital to risk weighted assets.....................     8.00%        13.57%
  Tier 1 capital to risk weighted assets....................     4.00         12.31
  Tier 1 capital to risk weighted assets -- leverage
     ratio..................................................     4.00          7.18


ASSET AND LIABILITY MANAGEMENT

     As part of its asset and liability management, the Bank has emphasized establishing and implementing internal asset-liability decision processes, as well as communications and control procedures to aid in managing the Bank's earnings. Management believes that these processes and procedures provide the Bank with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines which should result in tighter controls and less exposure to interest-rate risk.

     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest-rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest-rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as rate-sensitive assets to rate-sensitive liabilities. A gap ratio of 1.0% represents perfect matching. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

     In order to minimize the potential for adverse effect of material and prolonged increases in interest rates on the Bank's results of operations, management continues to monitor asset and liability management policies to better match the maturities and repricing terms of the Bank's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of (i) emphasizing the origination of adjustable-rate loans; (ii) maintaining a stable core deposit base; and (iii) maintaining a significant portion of liquid assets (cash and short-term investments).

     The Bank seeks to maintain a large stable core deposit base by providing quality service to its customers without significantly increasing its cost of funds or operating expenses. The success of the Bank's core deposit strategy is demonstrated by the stability of its money-market deposit accounts, savings accounts and NOW accounts, which, in the aggregate, totaled $103.5 million, representing 49.6% of total deposits at December 31, 1996, and $100.9 million or 46.7% of such deposits at September 30, 1997. These accounts bore a weighted-average nominal rate of 2.67% at December 31, 1996 and 3.05% at September 30, 1997. Management anticipates that these accounts will continue to increase and in the future comprise a significant portion if its deposit base.



     As of December 31, 1996, the Bank's cumulative one-year interest-rate sensitivity gap was a negative 18.11%, and at September 30, 1997 it was a negative 19.6%. Although management believes that the implementation of the referenced strategies has reduced the potential adverse effects of changes in interest rates on the Bank's results of operations, any substantial and prolonged increase in market interest rates could have an adverse impact on the Bank's results of operations. Management monitors the Bank's interest-rate sensitivity gap on a quarterly basis, using National Bank of Commerce to provide both a practical and a theoretical gap report. The practical gap report is based on the Federal Reserve Board's March 26, 1993 draft for incorporating Interest-Rate Risk into Risk-Based Capital Standards. Management believes that its present gap position is appropriate for the current interest-rate environment.


     The following table sets forth certain information relating to the bank's interest-earning assets and interest-bearing liabilities at December 31, 1996 that are estimated to mature or are scheduled to reprice within the period shown:

                                                        MORE THAN
                                                       ONE YEAR TO    MORE THAN
                                           ONE YEAR    FIVE YEARS     FIVE YEARS    TOTAL
                                           --------    -----------    ----------   --------
                                                        (DOLLARS IN THOUSANDS)
Mortgage and commercial loans(1)(2):
  Adjustable rate (all property types)...  $117,223     $  7,173       $  2,526    $126,922
  Fixed rate.............................     3,695        5,978         10,793      20,466
                                           --------     --------       --------    --------
          Total mortgage loans...........   120,918       13,151         13,319     147,388
Consumer and other loans.................     4,976        1,385             17       6,378
Interest-bearing deposits................        30            0              0          30
Investments(3)(4)........................    17,650        7,567         37,973      63,190
                                           --------     --------       --------    --------
          Total rate-sensitive assets....   143,574       22,103         51,309     216,986
                                           --------     --------       --------    --------
Deposit accounts(5):
  Certificates of deposit................    71,918        9,754              0      81,672
  Savings and NOW accounts...............    84,960            0              0      84,960
  Money market accounts..................    18,490            0              0      18,490
  Other borrowings.......................    11,143        1,425              0      12,568
                                           --------     --------       --------    --------
          Total rate-sensitive
            liabilities..................   186,511       11,179              0     197,690
                                           --------     --------       --------    --------
GAP (repricing differences)..............  $(42,937)    $ 10,924       $ 51,309    $ 19,296
                                           ========     ========       ========    ========
Cumulative GAP...........................  $(42,937)    $(32,013)      $ 19,296
                                           ========     ========       ========
Cumulative GAP/total assets..............    (18.11)%     (13.50)%         8.14%
                                           ========     ========       ========

---------------

(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their maturities.
(2) Excludes nonaccrual loans.
(3) Investments are scheduled through repricing and maturity dates.
(4) Includes Federal Home Loan Bank common stock, and preferred stock in FHLMC, FNMA, SLMA
(5) Checking accounts, NOW accounts, and savings accounts are regarded as ready accessible withdrawable accounts. All other time accounts are scheduled through the maturity dates.


     Loan Maturities. The table below sets forth the contractual maturity of the Bank's total loan portfolio at December 31, 1996. Demand loans, collateralized exclusively by passbook savings or CD's and having no stated schedule of repayments, and no stated maturity, are reported as due within one year. The table does not reflect anticipated prepayments.

                                                    0-12 MONTHS   1-5 YEARS   OVER 5 YEARS    TOTAL
                                                    -----------   ---------   ------------   --------
                                                                 (DOLLARS IN THOUSANDS)
Real Estate.......................................    $ 1,606      $ 2,406      $ 94,991     $ 99,003
Commercial........................................     19,597       19,040         9,748       48,385
Consumer and other loans..........................        981        3,238         2,159        6,378
                                                      -------      -------      --------     --------
          Total...................................    $22,184      $24,684      $106,898     $153,766
                                                      =======      =======      ========     ========
Fixed interest rate...............................      4,638        7,362        10,809       22,809
                                                      =======      =======      ========     ========
Variable interest rate............................     17,546       17,322        96,089      130,957
                                                      =======      =======      ========     ========

     The following table shows the distribution of, and certain other information relating to, South Florida Banking Corp. deposit accounts by type:

                                                         AT DECEMBER 31,
                                   ------------------------------------------------------------
                                          1996                 1995                 1994
                                   ------------------   ------------------   ------------------
                                               % OF                 % OF                 % OF
                                    AMOUNT    DEPOSIT    AMOUNT    DEPOSIT    AMOUNT    DEPOSIT
                                   --------   -------   --------   -------   --------   -------
                                                      (DOLLARS IN THOUSANDS)
Demand deposits..................  $ 23,085     11.1%   $ 21,073     11.8%   $ 18,703     11.5%
Savings and NOW deposits.........    84,960     40.8      75,684     42.2      62,963     38.7
Money market deposits............    18,490      8.9      13,807      7.7      19,385     11.9
                                   --------    -----    --------    -----    --------    -----
          Subtotal...............   126,535     60.8     110,564     61.7     101,051     62.1
                                   --------    -----    --------    -----    --------    -----
Certificate of deposits:
  2.00%-3.99%....................       545      0.3         999      0.6       6,719      4.1
  4.00%-5.99%....................    76,938     36.9      50,120     28.0      50,693     31.2
  6.00%-7.99%....................     4,134      2.0      16,640      9.3       3,179      2.0
  8.00%-9.99%....................        43      0.0         277      0.1         526      0.3
  10.00%-11.99%..................        12      0.0         495      0.3         505      0.3
                                   --------    -----    --------    -----    --------    -----
          Total certificates of
            deposit(1)...........    81,672     39.2      68,531     38.3      61,622     37.9
                                   --------    -----    --------    -----    --------    -----
          Total deposits.........  $208,207    100.0%   $179,095    100.0%   $162,673    100.0%
                                   ========    =====    ========    =====    ========    =====

---------------

(1) Includes individual retirement accounts (IRAs) totaling $4,550,000, $4,136,000 and $3,048,000 at December 31, 1996, 1995 and 1994, respectively, all of which are in the form of certificates of deposit.

     The following table shows the average amount of and the average rate paid on each of the following deposit account categories during the periods indicated:

                                                     YEAR ENDED DECEMBER 31,
                                   ------------------------------------------------------------
                                          1996                 1995                 1994
                                   ------------------   ------------------   ------------------
                                   AVERAGE    AVERAGE   AVERAGE    AVERAGE   AVERAGE    AVERAGE
                                   BALANCE     YIELD    BALANCE     YIELD    BALANCE     YIELD
                                   --------   -------   --------   -------   --------   -------
                                                      (DOLLARS IN THOUSANDS)
Noninterest bearing checking
  accounts.......................  $ 23,603    0.00%    $ 19,832    0.00%    $ 18,048    0.00%
NOW and savings accounts.........    79,095    2.56%      68,824    2.48%      57,874    1.97%
Money market deposits............    14,505    3.24%      17,403    3.08%      24,935    2.77%
Certificates of deposit..........    79,431    5.10%      65,238    5.39%      53,069    4.18%
                                   --------             --------             --------
          Total deposits.........  $196,634    3.33%    $171,297    3.36%    $153,926    2.63%
                                   ========    ====     ========    ====     ========    ====

     The following table presents for various interest rate categories the amounts of outstanding certificates of deposit at December 31, 1996 which mature during the periods indicated:

                                                      YEAR ENDING DECEMBER 31,
                                       -------------------------------------------------------
                                                                           2001 AND
                                        1997      1998     1999    2000   THEREAFTER    TOTAL
                                       -------   ------   ------   ----   ----------   -------
                                                       (DOLLARS IN THOUSANDS)
December 31, 1996:
  2.00%-3.99%........................  $   545   $    0   $    0   $  0      $  0      $   545
  4.00%-5.99%........................   69,398    5,441    1,503    246       350       76,938
  6.00%-7.99%........................    1,474    2,042      236    268       114        4,134
  8.00%-9.99%........................       43        0        0      0         0           43
  10.00%-11.99%......................        0       12        0      0         0           12
                                       -------   ------   ------   ----      ----      -------
          Total certificates of
            deposit..................  $71,460   $7,495   $1,739   $514      $464      $81,672
                                       =======   ======   ======   ====      ====      =======

     Jumbo certificates ($100,000 and over) outstanding as of December 31, 1996 mature as follows:

                                                              DOLLARS IN
                                                              THOUSANDS
                                                              ----------
Due within three months or less.............................    $ 6,480
Due over three months to six months.........................      3,985
Due over six months to one year.............................        300
Due over one year...........................................      2,267
                                                                -------
                                                                $13,032
                                                                =======


COMPARISON OF NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1996



     General. Net earnings for the nine months ended September 30, 1997 were $1,534,000, or $1.26 per share compared to $1,397,000, or $1.16 per share for 1996. The increase in earnings was primarily due to an increase in net interest income, an increase in service charge income, and a decrease in provision for loan losses. However, it was partially offset by the increase in noninterest expense during 1997.



     Interest Income and Expense. Interest income increased by $1,375,000 to $13.6 million for the nine-month period ended September 30, 1997 compared to $12.2 million for the nine months ended September 30, 1996. Interest on loans increased $1,282,000 to $10.5 million due to an increase in the average loan portfolio balance for the nine months ended September 30, 1997, to $167.7 million compared to $148.4 million during the 1996 period. This increase was partially helped by an increase in the weighted-average yield from 8.70% in 1996 to 8.74% in 1997. Interest on investment securities increased $89,000 to $3.0 million for the nine months ended September 30, 1997, due to an increase in the average balance of the investment securities portfolio from $61.7 million in 1996 to $64.8 million in 1997. Interest on other interest-earning assets increased from $50,000 for the nine months ended September 30, 1996 to $53,000 for the nine months ended September 30, 1997, due to an increase in the average federal funds sold during the period, compared to a year ago.



     Interest expense on deposit accounts increased $680,000 to $5.5 million for the nine months ended September 30, 1997 from $4.8 million in 1996. The increase is due to an increase in the average rate paid on deposits and an increase in average funds borrowed during the period compared to a year ago.



     Provision for Credit Losses. The provision for credit losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Bank, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to the Bank's market areas, and other factors related to the collectibility of the Bank's loan portfolio. The provision for loan losses decreased $200,000 for the nine-month period ended September 30, 1997 compared to the same period for 1996 because there were fewer loans for which specific reserves were needed. The allowance for credit losses is $1.86 million at September 30, 1997. While management believes the allowance for credit losses is adequate as of September 30, 1997 future adjustments may be necessary if economic conditions differ substantially from the assumptions used in making the initial determination.



     Noninterest Expense. Total noninterest expense increased $1.1 million to $6.7 million for the nine months ended September 30, 1997 from $5.6 million in 1996. The increase was primarily due to opening three new branches. There were also increases in employee compensation, occupancy expense, and professional fees. These were due to the opening of the new branches and merit salary raises.



     Income Tax Provision. The income tax provision for the nine months ended September 30, 1997 and September 30, 1996 was $582,000 and $730,000,
respectively. The reason for the lower tax provision is due to an increase in the Bank's tax-exempt securities and tax-preferred stocks of $4.3 million and $2.5 million, respectively, during 1997.


COMPARISON OF YEARS ENDED DECEMBER 1996 AND 1995

     General. Net earnings for the year ended December 31, 1996 were $2.1 million, or $1.84 per share compared to $1.2 million, or $1.00 per share for 1995. The increase in earnings was due primarily to an increase in net interest income as well as holding the line on noninterest expense.

     Interest Income and Expense. Interest income increased $2.3 million or 16.5% to $16.6 million during the year ended December 31, 1996. Interest on loans increased $2.4 million to $12.6 million due to an increase in the average loan portfolio from $118.2 million during 1995 to $144.3 million during 1996. Interest on investment securities decreased $126,000 to $3.9 million due to a decrease in the average portfolio from $63.2 million during 1995 to $61.1 million during 1996.

     Interest expense on deposit accounts increased from $5.8 million for the year ended December 31, 1995 to $6.6 million for the year ended December 31, 1996. This increase was primarily the result of an increase in the average deposit balance of $21.6 million from 1995 to 1996.

     Provision for Credit Losses. The provision for credit losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Bank, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to the Bank's market areas, and other factors related to the collectibility of the Bank's loan portfolio. The provision for loan losses increased from $504,000 for the year ended December 31, 1995 to $569,000 during 1996. The allowance for loan losses increased from $1.4 million at December 31, 1995 to $1.7 million at December 31, 1996. Nonperforming assets to total assets decreased to 0.72% at December 31, 1996 from 1.55% at December 31, 1995. While management believes that its allowance for loan losses is adequate as of December 31, 1996, future adjustments to the Bank's allowance for loan losses may be necessary if economic conditions differ substantially from the assumptions used in making the determination.

     Noninterest Expense. Total noninterest expense increased $367,000 for the year ended December 31, 1996 from the year ended December 31, 1995. The increase is attributable to the full impact in 1996 of opening four Winn-Dixie branches in 1995. This increase was offset by a reduction of $183,000 in FDIC insurance premiums.

     Income Tax Provision. The income tax provision increased from $271,000 for the year ended December 31, 1995 to $856,000 for 1996, due to increased earnings before income taxes.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1994

     General. Net earnings for the year ended December 31, 1995 were $1.2 million, or $1.00 per share compared to $1.7 million, or $1.46 per share for 1994. The decrease in earnings was primarily due to increased noninterest expenses from opening four Winn Dixie branches and the full effect of the North Naples office, opened in September 1994.

     Interest Income and Expense. Interest income increased $2.9 million or 25.4% to $14.2 million during the year ended December 31, 1995. Interest on loans increased $3.0 million to $10.2 million due to an increase in the weighted average yield from 7.82% during the year ended December 31, 1994 to 8.62% during the year ended December 31, 1995 and an increase in the average loan portfolio balance, $25.9 million. Interest on investment securities remained relatively unchanged despite a decrease in the average amounts invested in securities during 1995 compared to 1994. This decrease was partially offset by an increase in the average yield earned in 1995.

     Interest expense on deposit accounts increased from $4.0 million for the year ended December 31, 1994 to $5.8 million for the year ended December 31, 1995. This increase was primarily the result of an increase in the average deposit balances of $15.6 million and the rates paid on deposits.


     Provision for Credit Losses. The provision for credit losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Bank, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to the Bank's market areas, and other factors related to the collectibility of the Bank's loan portfolio. The provision for credit losses increased from $199,000 for the year ended December 31, 1994 to $504,000 during 1995. The reason for this increase was due to an average loan growth of $26.1 million in 1995 compared to $7.6 million in 1994. Net charge-offs were also higher in 1995; $167,000 in 1995 as opposed to $98,000 in 1994. The allowance for loan losses increased from $1.1 million at December 31, 1994 to $1.4 million at December 31, 1995.


     Noninterest Expense. Total noninterest expense increased $1.7 million for the year ended December 31, 1995 from the year ended December 31, 1994. This increase is attributable to the full impact in 1995 of opening the North Naples office in September 1994. Four Winn-Dixie branches were also opened during 1995. Salaries and benefits increased $754,000, occupancy expense increased $497,000, and all other related expenses increased $150,000. Expenses incurred on other real estate property increased $174,000. A rebate of $142,000 in FDIC assessments helped to partially offset the increase in non-interest expense for 1995.

     Income Tax Provision. The income tax provision decreased from $707,000 for the year ended December 31, 1994 to $271,000 for 1995, primarily because of a decrease in earnings before income taxes.

IMPACT OF INFLATION AND CHANGING PRICES

     The financial statements and related data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

SELECTED QUARTERLY FINANCIAL DATA

     The following tables present summarized quarterly data:


                                                   FIRST       SECOND        THIRD
                                                  QUARTER      QUARTER      QUARTER       TOTAL
                                                 ---------    ---------    ---------    ---------
                                                 (DOLLAR IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Nine Months Ended September 30, 1997
  Interest income..............................    $4,428       $4,642       $4,536       $13,606
  Interest expense.............................     1,930        2,094        2,133         6,157
                                                   ------       ------       ------       -------
  Net interest income..........................     2,498        2,548        2,403         7,449
  Provision for credit losses..................        70          117           70           257
                                                   ------       ------       ------       -------
  Net interest income after provision for
     credit losses.............................     2,428        2,431        2,333         7,192
  Other income.................................       465          547          613         1,625
  Other expense................................     2,215        2,244        2,242         6,701
                                                   ------       ------       ------       -------
  Earnings before income tax provision.........       678          734          704         2,116
  Income tax provision.........................       189          204          189           582
                                                   ------       ------       ------       -------
          Net earnings.........................    $  489       $  530       $  515       $ 1,534
                                                   ======       ======       ======       =======
          Earnings per share...................      0.41         0.43         0.42          1.26
                                                   ======       ======       ======       =======


                                                FIRST      SECOND     THIRD      FOURTH
                                               QUARTER    QUARTER    QUARTER    QUARTER     TOTAL
                                               --------   --------   --------   --------   --------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Year Ended December 31, 1996
  Interest income............................   $3,914     $4,179     $4,138     $4,335     $16,566
  Interest expense...........................    1,654      1,814      1,822      1,868       7,158
                                                ------     ------     ------     ------     -------
  Net interest income........................    2,260      2,365      2,316      2,467       9,408
  Provision for credit losses................      121        235        100        113         569
                                                ------     ------     ------     ------     -------
  Net interest income after provision for
     credit losses...........................    2,139      2,130      2,216      2,354       8,839
  Other income...............................      384        405        422        415       1,626
  Other expense..............................    1,893      1,832      1,843      1,940       7,508
                                                ------     ------     ------     ------     -------
  Earnings before income tax provision.......      630        703        795        829       2,957
  Income tax provision.......................      200        230        301        125         856
                                                ------     ------     ------     ------     -------
          Net earnings.......................   $  430     $  473     $  494     $  704     $ 2,101
                                                ======     ======     ======     ======     =======
          Earnings per share.................   $ 0.36     $ 0.39     $ 0.41     $ 0.59     $  1.75
                                                ======     ======     ======     ======     =======

                                                FIRST      SECOND     THIRD      FOURTH
                                               QUARTER    QUARTER    QUARTER    QUARTER     TOTAL
                                               --------   --------   --------   --------   --------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Year Ended December 31, 1995
  Interest income............................   $3,361     $3,556     $3,561     $3,741     $14,219
  Interest expense...........................    1,396      1,594      1,681      1,679       6,350
                                                ------     ------     ------     ------     -------
  Net interest income........................    1,965      1,962      1,880      2,062       7,869
  Provision for credit losses................       95         85        148        176         504
                                                ------     ------     ------     ------     -------
  Net interest income after provision for
     credit losses...........................    1,870      1,877      1,732      1,886       7,365
  Other income...............................      243        300        396        309       1,248
  Other expense..............................    1,699      1,823      1,747      1,872       7,141
                                                ------     ------     ------     ------     -------
  Earnings before income tax provision.......      414        354        381        323       1,472
  Income tax provision (benefit).............       94         86        104        (13)        271
                                                ------     ------     ------     ------     -------
          Net earnings.......................   $  320     $  268     $  277     $  336     $ 1,201
                                                ======     ======     ======     ======     =======
          Earnings per share.................   $ 0.27     $ 0.22     $ 0.24     $ 0.27     $  1.00
                                                ======     ======     ======     ======     =======

                             BUSINESS OF BANCGROUP

GENERAL


     BancGroup is a bank holding company registered under the BHCA. It was organized in 1974 under the laws of Delaware and has operated under its current name and management since 1981. BancGroup operates Colonial Bank as its wholly owned commercial banking subsidiary in the states of Alabama, Georgia, Florida and Tennessee. Colonial Bank, an Alabama banking corporation, conducts a full service banking business through 119 branches in Alabama, five branches in Tennessee, 14 branches in Georgia and 56 branches in Florida. Colonial Mortgage Company, a subsidiary of Colonial Bank in Alabama, is a mortgage banking company which services approximately $12.5 billion in residential loans and which originates mortgages in 37 states through four divisional offices. BancGroup's commercial banking loan portfolio is comprised primarily of commercial real estate loans (24%) and residential real estate loans (45%), a significant portion of which is located within the States of Alabama and Florida. BancGroup's growth in loans over the past several years has been concentrated in commercial and residential real estate loans.


RECENTLY COMPLETED AND OTHER PROPOSED BUSINESS COMBINATIONS


     Since September 30, 1997, BancGroup has acquired one banking institution, First Independence, with assets and shareholders' equity acquired of $65.0 million and $6.3 million, respectively. This acquisition is included in the pro forma statements contained herein. See "The Colonial BancGroup, Inc. and Subsidiaries -- Condensed Pro Forma Statements of Condition (Unaudited)."


     See "The Colonial BancGroup, Inc. and Subsidiaries -- Condensed Pro Forma Statements of Condition (Unaudited)."


     BancGroup has entered into a definitive agreement dated as of August 28, 1997, to acquire ASB Bancshares, Inc. ("ASB"). ASB is a Delaware corporation and is a holding company for Ashville Savings Bank located in Ashville, Alabama. ASB will merge with BancGroup and following such merger Ashville Savings Bank will merge with BancGroup's existing bank subsidiary, Colonial Bank. BancGroup will issue a maximum of 632,362 shares of BancGroup Common Stock, depending on the market value at the time of the merger, and $7,724,813 of BancGroup's Subordinated Acquisition Debentures, Series A, would be issued to the shareholders of ASB. This transaction is subject to, among other things, approval by the shareholders of ASB and approval by appropriate regulatory authorities. At September 30, 1997, ASB had assets of $144.5 million, deposits of $130.9 million and shareholders' equity of $12.1 million.



     BancGroup has entered into a definitive agreement dated as of September 8, 1997, to acquire United American Holding Corporation ("United American"). United American is a Florida corporation and is a holding company for United American Bank located in Orlando, Florida. United American will merge with BancGroup and following such merger United American Bank will merge with Colonial Bank. BancGroup will issue a maximum of 2,729,218 shares of BancGroup Common Stock to the shareholders of United American in the merger. The actual number of shares of BancGroup Common Stock to be issued in this transaction will depend upon the market value of such Common Stock at the time of the acquisition. This transaction is subject to, among other things, approval by the shareholders of United American and approval by appropriate regulatory authorities. At September 30, 1997, United American had assets of $260.8 million, deposits of $227.5 million and shareholders' equity of $21.5 million.



     BancGroup has entered into a definitive agreement dated as of September 9, 1997, to acquire First Central Bank ("First Central"). First Central is a Florida bank located in St. Petersburg, Florida. First Central will merge with BancGroup's bank subsidiary, Colonial Bank. BancGroup will issue a maximum of 688,742 shares of BancGroup Common Stock, depending on the market value at the time of such merger. The actual number of shares of BancGroup Common Stock to be issued in this transaction will depend upon the market value of such Common Stock at the time of the acquisition. This transaction is subject to, among other things, approval by the shareholders of First Central and approval by appropriate regulatory authorities. At September 30, 1997, First Central had assets of $56.6 million, deposits of $46.0 million and shareholders' equity of $10.1 million.

YEAR 2000 COMPLIANCE

     Most computer software programs and processing systems, including those used by BancGroup and its subsidiaries in their operations, have not been designed to accommodate entries beyond the year 1999 in date fields. Failure to address the anticipated consequences of this design deficiency could have material adverse effects on the business and operations of any business, including BancGroup, that relies on computers and associated technologies. In response to the challenges of addressing such consequences in the banking industry, bank regulatory agencies, including the Federal Reserve, BancGroup's primary regulator, have established a Year 2000 Supervision Program and published guidelines for implementing procedures to bring the computer software programs and processing systems into year 2000 compliance.

     In compliance with the guidelines of the Federal Reserve, BancGroup has assigned staff on a full time basis to assess the impact of year 2000 on all areas of BancGroup, Colonial Bank and the bank's mortgage company subsidiary. The staff is responsible for developing and implementing a strategy to ensure that all critical systems are year 2000 compliant and testing has begun by fourth quarter 1998. All critical Bank software and processing systems are currently being upgraded to year 2000 compliant status. The anticipated cost of upgrading those systems for Colonial Bank is presently estimated to be approximately $800,000. The mortgage company servicing system is scheduled to be rewritten into year 2000 compliant format by November 1998. The cost of the mortgage company servicing system rewrite, in addition to other systems upgrades is estimated to be $2.7 million spread over the next two to three years. BancGroup anticipates that these modifications will bring added functionality and capacity to BancGroup. Micro computer based systems are currently being assessed, and the cost of bringing those systems into year 2000 compliance is not currently ascertainable. The costs to bring other miscellaneous systems into year 2000 compliance is not expected to be material.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

     As of April 30, 1997, BancGroup had issued and outstanding 40,740,357 shares of BancGroup Common Stock with 7,729 shareholders of record. Each such share is entitled to one vote. In addition, as of that date, 1,839,981 shares of BancGroup Common Stock were subject to issue upon exercise of options pursuant to BancGroup's stock option plans and up to 512,800 shares of BancGroup Common Stock were issuable upon conversion of BancGroup's 1986 Debentures. There are currently 100,000,000 shares of BancGroup Common Stock authorized.

     The following table shows those persons who are known to BancGroup to be beneficial owners as of June 30, 1997, of more than five percent of outstanding BancGroup Common Stock.

                                                                            PERCENTAGE
                                                               COMMON        OF CLASS
NAME AND ADDRESS                                                STOCK     OUTSTANDING(1)
----------------                                              ---------   --------------
Robert E. Lowder(2).........................................  2,888,820(3)     6.78%
  Post Office Box 1108
  Montgomery, AL 36101
James K. Lowder.............................................  2,199,298        5.17%
  Post Office Box 250
  Montgomery, AL 36142
Thomas H. Lowder............................................  2,146,106        5.04%
  Post Office Box 11687
  Birmingham, AL 35202

---------------

(1) Percentages are calculated assuming the issuance of 1,839,981 shares of BancGroup Common Stock pursuant to BancGroup's stock option plans.
(2) Robert E. Lowder is the brother of James K. and Thomas H. Lowder. Robert E. Lowder disclaims any beneficial ownership interest in the shares owned by his brothers and the 85,442 shares owned by his mother.
(3) Includes 181,020 shares of BancGroup Common Stock subject to options under BancGroup's stock option plans.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table indicates for each director, executive officer, and all executive officers and directors of BancGroup as a group the number of shares of outstanding BancGroup Common Stock beneficially owned as of April 30, 1997.

                                                                            PERCENTAGE
                                                               COMMON        OF CLASS
NAME                                                            STOCK     OUTSTANDING(1)
----                                                          ---------   --------------
DIRECTORS
Lewis Beville...............................................      1,816           *
Young J. Boozer.............................................     15,256(2)        *
William Britton.............................................     19,616           *
Jerry J. Chesser............................................    147,428           *
Augustus K. Clements, III...................................     18,600           *
Robert S. Craft.............................................     11,994           *
Patrick F. Dye..............................................     37,960(3)        *
Clinton O. Holdbrooks.......................................    280,900(4)        *
D. B. Jones.................................................     20,714(5)        *
Harold D. King..............................................    156,108           *
Robert E. Lowder**..........................................  2,888,820(6)       6.78%
John Ed Mathison............................................     28,454           *
Milton E. McGregor..........................................         --           *
John C. H. Miller, Jr.......................................     40,480(7)        *
Joe D. Mussafer.............................................     20,264           *
William E. Powell, III......................................     14,352           *
J. Donald Prewitt...........................................    244,940(8)        *
Jack H. Rainer..............................................      2,900           *
Jimmy Rane..................................................         --           *
Frances E. Roper............................................    365,342           *
Samuel Sippial..............................................      2,774           *
Ed V. Welch.................................................     30,454           *
EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS
Young J. Boozer, III........................................     46,920(9)        *
W. Flake Oakley, IV.........................................     39,458(9)        *
P.L. "Mac" McLeod, Jr.......................................     74,951(9)(10)    *
Michelle Condon.............................................     18,586(9)        *
All Executive Officers and Directors as a Group.............  4,529,087(11)     10.64%

---------------

   * Represents less than one percent.
  ** Executive Officer.
 (1) Percentages are calculated assuming the issuance of 1,839,981 shares of Common Stock pursuant to BancGroup's stock option plans.
 (2) Includes 1,000 shares of Common Stock out of 2,000 shares owned by Young J. Boozer, and Young J. Boozer, III EX U/W Phyllis C. Boozer.
 (3) Includes 35,960 shares of Common Stock subject to options exercisable under BancGroup's stock option plans.
 (4) Includes 24,524 shares of Common Stock subject to options under BancGroup's stock option plans, and 78,998 shares over which Mr. Holdbrooks serves as trustee.
 (5) Mr. Jones holds power to vote these shares as trustee.
 (6) These shares include 181,020 shares of Common Stock subject to options under BancGroup's stock option plans. See the table at "Voting Securities and Principal Shareholders."
 (7) Includes 20,000 shares subject to options.
 (8) Includes 61,604 shares subject to stock options.

 (9) Young J. Boozer, III, W. Flake Oakley, IV, P.L. "Mac" McLeod, Jr. and Michelle Condon, hold options respecting 25,000, 18,000, 26,000 and 11,000 shares of Common Stock, respectively, pursuant to BancGroup's stock option plans.
(10) P.L. "Mac" McLeod, Jr. was nominated as President of BancGroup on August 12, 1997, and such nomination was approved by BancGroup's Board of Directors on October 15, 1997.
(11) Includes shares subject to options.

MANAGEMENT INFORMATION

     Certain information regarding the biographies of the directors and executive officers of BancGroup, executive compensation and related party transactions is included in (i) BancGroup's Annual Report on Form 10-K for the fiscal year ending December 31, 1996, at item 10; (ii) BancGroup's Proxy Statement for its 1997 Annual Meeting, at items 10, 11 and 13; and (iii) BancGroup's Report on Form 8-K dated October 30, 1997; and is incorporated herein by reference.

                           BUSINESS OF SOUTH FLORIDA

GENERAL


     South Florida, a Florida corporation organized on October 1, 1983, is a one-bank holding company registered under the BHCA, whose sole banking subsidiary and principal asset is First National Bank of Florida at Bonita Springs, a national banking association (the "Bank"). Through its ownership of the Bank, South Florida is engaged in a general commercial banking business and its primary source of earnings is derived from income generated by the Bank. As of September 30, 1997, South Florida, on a consolidated basis, had total assets of $246.0 million, net portfolio loans of $167.7 million, total deposits of $215.9 million, and shareholders' equity of $16.9 million. Unless the context otherwise requires, references herein to South Florida include South Florida and the Bank on a consolidated basis.


     The business of the Bank consists primarily of accepting deposits from the general public in the areas served by its banking offices and applying those funds, together with funds derived from other sources, to the origination of loans for various types of collateralized and uncollateralized consumer and commercial loans, and loans for the purchase, construction, financing and refinancing of commercial and residential real estate in the southwest Florida Counties of Lee, Collier and Hendry. The revenues of the Bank are derived primarily from interest on, and fees received in connection with, its lending activities and from interest and dividends from investment securities and short-term investments. The principal sources of funds for the Bank's lending and investment activities are deposits, amortization and prepayment of loans, and proceeds from the sale of investment securities. The principal expenses of the Bank are the interest paid on deposits, and operating and general and administrative expenses.

     The Bank is subject to examination and regulation by the Office to the Comptroller of the Currency ("OCC"), and the FDIC. As is the case with banking institutions generally, the Bank's operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies. Deposit flows and cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. The Bank faces strong competition in the attraction of deposits (its primary source of lendable funds) and in the origination of loans.

MARKET AREA

     The Bank's operations are based in Bonita Springs, Florida and its market area covers Lee, Collier and Hendry Counties, which includes the cities of Bonita Springs, Fort Myers, Naples, LaBelle and surrounding communities. Management of South Florida believes that the Bank's principal markets have been residential customers and small businesses. Specifically, the Bank has targeted businesses with annual gross revenues up to $10 million, and all households within the primary market areas. Business is derived from a number of sources, including the personal efforts of South Florida's directors and officers, direct solicitation by the Bank's loan officers, existing customers and borrowers, advertising, walk-in customers, and, in some instances, referrals from brokers.

DEPOSIT ACTIVITIES

     The Bank provides a variety of corporate and personal banking services to individuals, businesses, and other institutions located in its market area. Deposit services include certificates of deposit, individual retirement accounts ("IRAs") and other time deposits, checking and other demand deposit accounts, interest paying checking accounts ("NOW accounts"), savings accounts and money market accounts. The transaction accounts and time certificates are tailored to the principal market areas at rates competitive to those in the area. All deposit accounts are insured by the FDIC up to the maximum limits permitted by law. The Bank also offers check cards, ATM cards (with access to local, state, national, and international networks), safe deposit boxes, wire transfers, direct deposit, and automatic drafts for various accounts. The Bank provides personal and corporate credit cards, VISA(TM) or MasterCard(TM) credit cards, as issued by a correspondent bank which assumes all liabilities relating to underwriting of the credit applicant. The Bank does not provide fiduciary or appraisal services.


     Deposits are the major source of the Bank's funds for lending and other investment activities. The Bank considers the majority of its regular savings, demand, NOW and money market deposit accounts to be its core deposits. At September 30, 1997, these accounts comprised 59% of the Bank's total deposits, and 41% of the Bank's deposits were certificates of deposit. Generally, the Bank attempts to maintain the rates paid on its deposits at a competitive level. Time deposits of $100,000 and over made up 7% of the Bank's total deposits at September 30, 1997. The Bank does not accept brokered deposits in the normal course of business.


LENDING ACTIVITIES

     The Bank originates commercial, consumer, and real estate loans to individuals and businesses. Commercial loans include both collateralized and uncollateralized loans for working capital (including inventory and receivables), seasonal lines of credit, business expansion (including real estate acquisitions and improvements), and purchases of equipment and machinery. Consumer loans include collateralized and uncollateralized loans for financing automobiles, boats, home improvements, and personal investments. The Bank also originates a variety of residential real estate loans, including conventional mortgages collateralized by first mortgage liens to enable borrowers to purchase, refinance, construct upon or improve real property. Such loans include loans made to individual borrowers collateralized by first mortgage interests on unimproved parcels of real estate zoned for residential homes on which such borrower intends to erect a personal residence.

     The Bank's commercial loans include loans to individuals and small-to-medium sized businesses located primarily in southwest Florida for working capital, equipment purchases, and various other business purposes. A majority of the Bank's commercial loans are secured by equipment or similar assets and in combination with real estate, but these loans may also be made on an unsecured basis. Commercial loans may be made at variable- or fixed-interest rates. Commercial lines of credit are typically granted on a one-year basis, with loan covenants and monetary thresholds. Other commercial loans with terms or amortization schedules of longer than one year will normally carry interest rates which vary with the prime lending rate and will become payable in full and are generally refinanced in three to five years.

     The Bank's consumer loan portfolio consists primarily of loans to individuals for various consumer purposes, but includes some business purpose loans which are payable on an installment basis. The majority of these loans are for terms of less than five years and are secured by liens on various personal assets of the borrowers, but consumer loans may also be made on an unsecured basis. Consumer loans are made at fixed-and variable-interest rates, and are often based on up to a five-year amortization schedule.

     The Bank's real estate loans are secured by mortgages and consist primarily of loans to individuals and businesses for the purchase, improvement of or investment in real estate and for the construction of single-family residential units or the development of single-family residential building lots. These real estate loans may be made at fixed- or variable-interest rates. The Bank generally does not make fixed-interest rate commercial real estate loans for terms exceeding five years. Loans in excess of three years generally have adjustable-interest rates. The Bank's residential real estate loans generally are repayable in monthly installments based on up to a 30-year amortization schedule with variable-interest rates.


     At September 30, 1997, the Bank's net loan portfolio consisted of 20.6% commercial (consisting of commercial real estate mortgage loans and other commercial loans) and financial loans, 67.3% residential real-estate mortgage loans, 9.4% real estate construction and development loans, and 2.7% installment or consumer loans. The Bank has no foreign loans or loans for highly leveraged transactions. The interest rates charged on loans vary with the degree of risk, maturity, and amount of the loan, and are further subject to competitive pressures, money market rates, availability of funds and government regulations. Emphasis has been placed on the borrower's ability to generate cash flow sufficient to support its debt obligations and other cash-related expenses. The Bank's loans receivable, net at September 30, 1997, were $167.7 million or 68.2% of total assets.

INVESTMENTS

     The Bank invests a portion of its assets in U.S. Treasury and U.S. Government agency obligations, GNMA, FHLMC and FNMA mortgage-backed securities, state, county and municipal obligations, tax preferred stocks, collateralized mortgage obligations ("CMO's"), and federal funds sold. The Bank's investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of excess funds at reduced yields and risks relative to yields and risks of the loan portfolio, while providing liquidity to fund increases in loan demand or to offset fluctuations in deposits.

COMPETITION

     The Bank encounters competition both in making loans and attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as a degree of interstate banking has created a highly competitive environment for commercial banking in the Bank's primary market area. In one or more aspects of its business, the Bank has competed with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies and other financial intermediaries operating in its market area and elsewhere. Most of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits, and may offer certain services, such as trust services, that the Bank does not provide.


     The Bank's primary market area is served by commercial banks with 211 offices, and savings and loan associations with 11 offices. As of September 30, 1997, the total reported deposits in the primary market area were approximately $8.6 billion.


     Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits.

EMPLOYEES

     At September 30, 1997, the Bank employed 126 full-time and 10 part-time employees. None of these employees are covered by a collective bargaining agreement and management believes that its employee relations are good.

DESCRIPTION OF PROPERTIES

     The principal executive and administrative offices of South Florida located at 27975 Old 41 Road, SE, Bonita Springs, Florida 34135 serves as the Bank's primary banking facility. This facility, consisting of approximately 23,032 square feet on 2 floors, is situated on a 9.15 acre parcel of land owned by South Florida. The first floor, which is comprised of a lobby, executive and customer service offices, Commercial Loan department, Residential Mortgage department, EDP and Operations departments, Computer Room, Loan Servicing department, 6 inside teller stations, safe deposit booths and related non-vault area, and vault operations, is the location of the primary retail banking operations at the main office. The second floor houses a conference room facility and the executive offices of the Bank. The Bank's main office also includes 3 outside drive-in teller operations.

     The San Carlos Branch is a 4,339 square foot branch office located at 18031, South Tamiami Trail, Ft. Myers, Florida. The facility includes a lobby, with 5 teller stations, 2 executive offices, a safe deposit/vault area and 3 outside drive-in teller operations. South Florida owns the land, consisting of approximately 1 acre.

     The Carillon Branch is a 400 square foot branch office located at Winn-Dixie, 5010 Airport Pulling Road, Naples, Florida. The facility includes 3 teller stations and 1 executive office. South Florida leases the space.

     The Summerlin Square Branch is a 400 square foot branch office located at Winn-Dixie, 17105 San Carlos Boulevard, Ft. Myers, Florida. The facility includes 3 teller stations and 1 executive office. South Florida leases the space.

     The Golden Gate Branch is a 400 square foot branch office located at Winn-Dixie, 4849 Golden Gate Parkway, Naples, Florida. The facility includes 3 teller stations and 1 executive office. South Florida leases the space.

     The Vanderbilt Branch is a 2,294 square foot branch office located at 3987 Bonita Beach Road, Bonita Springs, Florida. The facility includes a lobby, with 4 teller stations, 1 executive office, a safe deposit/vault area and 3 outside drive-in teller operations. South Florida owns the land, consisting of approximately 1 acre.

     The North Naples Branch is a 8,500 square foot branch office located at 889 111th Avenue N., Naples, Florida. The facility includes a lobby, with 3 teller stations, 3 executive offices, a safe deposit/vault area and 4 outside drive-in teller operations. South Florida leases the land, consisting of approximately 1 acre, but owns the building. The second floor is leased to a local business on a short term basis.

     The Labelle Branch is a 400 square foot branch office located at Winn-Dixie, 906 South Main Street, Labelle, Florida. The facility includes 3 teller stations and 1 executive office. South Florida leases the space.

     The Eagle Creek Branch is a 400 square foot branch office located at Winn-Dixie, 12628 E. Tamiami Trail, Naples, Florida. The facility includes 3 teller stations and 1 executive office. South Florida leases the space.

     The Lehigh Branch is a 3,000 square foot branch office located at 2511 Lee Boulevard, Lehigh Acres, Florida. The facility includes a lobby, with 5 teller stations, 2 executive offices, a safe deposit/vault area and 2 outside drive-in teller operations. South Florida owns the land, consisting of approximately 1.5 acre.

     The McGregor Branch is a 3,000 square foot branch office located at 12971 McGregor Boulevard, Ft. Myers, Florida. The facility includes a lobby, with 4 teller stations, 3 executive offices, a safe deposit/vault area and 2 outside drive-in teller operations. South Florida owns the land, consisting of approximately 1 acre.

     The Corkscrew Branch is a 3,500 square foot branch office located at 8660 Corkscrew Road, Estero, Florida. The facility includes a lobby, with 3 teller stations, 4 executive offices, a safe deposit/vault area and 3 outside drive-in teller operations. South Florida owns the land, consisting of approximately 1 acre.

LEGAL PROCEEDINGS

     South Florida has periodically been a party to or otherwise involved in legal proceedings arising in the normal course of business such as claims to enforce liens, foreclose on loan defaults, claims involving the making and servicing of real property loans and other issues incident to the Bank's business. South Florida's management is not aware of any proceeding threatened or pending against South Florida which, if determined adversely, would have a material effect on the business or financial position of South Florida.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth certain information regarding the beneficial ownership of South Florida Common Stock as of December 19, 1997 by (i) each person known to South Florida to own beneficially more than 5% of its Common Stock, (ii) each director and executive officer of South Florida, and (iii) all directors and executive officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all of the South Florida Common Stock owned by them.



                                                                                       PERCENT
                                                                AMOUNT AND NATURE         OF
NAME AND ADDRESS OF BENEFICIAL OWNER                          OF BENEFICIAL OWNER(1)   CLASS(2)
------------------------------------                          ----------------------   --------
David C. Jones..............................................         157,059            12.92%
  3435 10th Street North
  Naples, Florida 33940
David F. Crockett, Sr.......................................          89,516(3)          7.36
  Crockett Mortgage Co.
  202 Village at Eland
  Route 113
  Phoenixville, PA 19460
William G. Crockett.........................................          94,228(3)          7.74
  Crockett Mortgage Co.
  202 Village at Eland
  Route 113
  Phoenixville, PA 19460
Matthew W. Wood.............................................          60,752             5.00
Richard L. Garner...........................................          15,615             1.27
T. Harvey Haines............................................           4,197              .34
John N. Elder...............................................          12,086              .99
All directors and executive officers as a group (6
  persons)..................................................         257,455            21.06


---------------

  * Less than 1%
(1) In accordance with Rule 13d-3 promulgated pursuant to the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner of the security for purposes of the rule if he or she has or shares voting power or dispositive power with respect to such security or has the right to acquire such ownership within sixty days. As used herein, "voting power" is the power to vote or direct the voting of shares, and "dispositive power" is the power to dispose or direct the disposition of shares, irrespective of any economic interest therein.
(2) In calculating the percentage ownership for a given individual or group, the number of shares of Common Stock outstanding includes unissued shares subject to options, exercisable within sixty days held by such individual or group, but are not deemed outstanding by any other person or group.
(3) Includes 15,689 shares owned by Crockett Mortgage Co., of which David Crockett owns 51% and William Crockett owns 49% of the outstanding capital stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     South Florida has had various loan and other banking transactions in the ordinary course of business with the directors, executive officers and principal shareholders of South Florida (or an associate of such person). All such transactions: (i) have been made in the ordinary course of business; (ii) have been made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with unrelated persons; and (iii) in the opinion of management do not involve more than the normal risk of collectibility or present other unfavorable features. At September 30, 1997, the total dollar amount of extensions of credit to directors and executive officers and principal shareholders of South Florida, and any of their associates (excluding extensions of credit which were less than $60,000 to any one such person and their associates) were $2,876,536 which represented approximately 17% of total shareholders' equity.

                         ADJOURNMENT OF SPECIAL MEETING

     Approval of the Agreement by South Florida's shareholders requires the affirmative vote of at least a majority of the total votes eligible to be cast at the Special Meeting. In the event there are an insufficient number of shares of South Florida Common Stock present in person or by proxy at the Special Meeting to approve the Agreement, South Florida's Board of Directors intends to adjourn the Special Meeting to a later date provided a majority of the shares present and voting on the motion have voted in favor of such adjournment. The place and date to which the Special Meeting would be adjourned would be announced at the Special Meeting. Proxies voted against the Agreement and abstentions will not be voted to adjourn the Special Meeting. Abstentions and broker non-votes will not be voted on this matter but will not count as "no votes." If it is necessary to adjourn the Special Meeting and the adjournment is for a period of not more than 30 days from the original date of the Special Meeting, no notice of the time and place of the adjourned meeting need be given the shareholders, other than an announcement made at the Special Meeting.

     The effect of any such adjournment would be to permit South Florida to solicit additional proxies for approval of the Agreement. While such an adjournment would not invalidate any proxies previously filed as long as the record date for the adjourned meeting remained the same, including proxies filed by shareholders voting against the Agreement, an adjournment would afford South Florida the opportunity to solicit additional proxies in favor of the Agreement.

                                 OTHER MATTERS

     The Board of Directors of South Florida is not aware of any business to come before the Special Meeting other than those matters described above in this Prospectus. If, however, any other matters not now known should properly come before the Special Meeting, the proxy holders named in the accompanying proxy will vote such proxy on such matters as determined by a majority of the Board of Directors of South Florida.

             DATE FOR SUBMISSION OF BANCGROUP SHAREHOLDER PROPOSALS

     In order to be eligible for inclusion in BancGroup's proxy solicitation materials for its 1998 annual meeting of shareholders, any shareholder proposal to take action at such meeting must be received at BancGroup's main office at One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36101, no later than 120 calendar days in advance of the date of March 14, 1998.

                                 LEGAL MATTERS

     Certain legal matters regarding the shares of BancGroup Common Stock of BancGroup offered hereby are being passed upon by the law firm of Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama, of which John C. H. Miller, Jr., a director of BancGroup, is a partner. Such firm received fees for legal services performed in 1996 of $1,474,853. John C. H. Miller, Jr. beneficially owns 38,352 shares of Common Stock. Mr. Miller also received employee-related compensation from BancGroup in 1996 of $41,000. Certain legal matters relating to the Merger are being passed upon for South Florida by the law firm of Schifino & Fleischer, P.A., Tampa, Florida.

                                    EXPERTS

     Coopers & Lybrand L.L.P. serves as the independent accountants for BancGroup. The consolidated financial statements of BancGroup and the supplemental consolidated financial statements of BancGroup as of December 31, 1996 and 1995 and for each of the three years ended December 31, 1996 are incorporated by reference in this Prospectus in reliance upon the report of such firm, given on the authority of that firm as experts in accounting and auditing. It is not expected that a representative of such firm will be present at the Special Meeting.

     Coopers & Lybrand L.L.P., serves as the independent certified public accountants for South Florida. South Florida's consolidated financial statements as of December 31, 1996 and 1995 and for each of the three years ended December 31, 1996 are in this Prospectus in reliance upon the report of such firm, are given on the authority of that firm as experts in accounting and auditing. It is not expected that a representative of such firm will be present at the Special Meeting.

     PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE. YOU MAY REVOKE THE PROXY BY GIVING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF SOUTH FLORIDA PRIOR TO THE SPECIAL MEETING, BY EXECUTING A LATER DATED PROXY AND DELIVERING IT TO THE SECRETARY OF SOUTH FLORIDA PRIOR TO THE SPECIAL MEETING OR BY ATTENDING THE SPECIAL MEETING VOTING IN PERSON.

                          SOUTH FLORIDA BANKING CORP.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
AUDITED YEAR-END FINANCIAL STATEMENTS -- SOUTH FLORIDA
  BANKING CORP.
  Report of Independent Accountants.........................   F-2
  Consolidated Balance Sheets -- December 31, 1996 and
     1995...................................................   F-3
  Consolidated Statements of Operations for each of the
     Three Years in the Period ended December 31, 1996......   F-4
  Consolidated Statements of Changes in Shareholders' Equity
     for each of the Three Years in the Period ended
     December 31, 1996......................................   F-5
  Consolidated Statements of Cash Flows for each of the
     Three Years in the Period ended December 31, 1996......   F-6
  Notes to Consolidated Financial Statements for each of the
     Three Years in the Period ended December 31, 1996......   F-8

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS -- SOUTH
  FLORIDA BANKING CORP.
  Condensed Consolidated Balance Sheet -- September 30, 1997
     (unaudited)............................................  F-26
  Condensed Consolidated Statements of Operations for the
     Nine Months ended September 30, 1997 and 1996
     (unaudited)............................................  F-27
  Condensed Consolidated Statement of Changes in
     Shareholders' Equity for the Nine Months ended
     September 30, 1997 (unaudited).........................  F-28
  Condensed Consolidated Statements of Cash Flows for the
     Nine Months ended September 30, 1997 and 1996
     (unaudited)............................................  F-29
  Notes to Condensed Consolidated Financial Statements
     (unaudited)............................................  F-30


     All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements and related notes.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders


South Florida Banking Corp. and Subsidiary


Bonita Springs, Florida



     We have audited the accompanying consolidated balance sheets of South Florida Banking Corp. and Subsidiary at December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of South Florida Banking Corp. and Subsidiary at December 31, 1996, and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand, L.L.P.

Fort Myers, Florida
January 24, 1997

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1996           1995
                                                              ------------   ------------
                                         ASSETS
Cash and due from banks.....................................  $ 11,620,734   $ 10,193,783
Investment securities available for sale....................    63,189,663     58,959,702
Loans held for sale.........................................             0      4,484,614
Loans, net..................................................   152,941,448    126,524,223
Premises and equipment, net.................................     5,836,223      4,250,553
Other real estate owned, net................................       700,668        723,438
Other assets................................................     2,785,014      1,992,216
                                                              ------------   ------------
          Total assets......................................  $237,073,750   $207,128,529
                                                              ============   ============
                          LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
  Deposits..................................................  $208,207,588   $179,094,854
  Securities sold under agreement to repurchase.............    10,080,117      8,965,759
  Note payable..............................................     1,425,000      1,000,000
  Other liabilities.........................................     2,293,001      4,362,266
                                                              ------------   ------------
          Total liabilities.................................   222,005,706    193,422,879
                                                              ------------   ------------
COMMITMENTS AND CONTINGENCIES (Note 16)
SHAREHOLDERS' EQUITY
  Common stock, $1 par value per share, 2,000,000 shares
     authorized; 1,145,683 issued at December 31, 1996 and
     1,088,044 shares issued at December 31, 1995...........     1,145,683      1,088,044
  Additional paid-in capital................................     7,435,959      6,469,671
  Retained earnings.........................................     6,692,847      6,006,154
  Unrealized holding gain (loss) on investment securities
     available for sale, net................................      (193,505)       154,721
                                                              ------------   ------------
                                                                15,080,984     13,718,590
  Less treasury stock, at cost (647 shares).................       (12,940)       (12,940)
                                                              ------------   ------------
          Total shareholders' equity........................    15,068,044     13,705,650
                                                              ------------   ------------
          Total liabilities and shareholders' equity........  $237,073,750   $207,128,529
                                                              ============   ============

   The accompanying notes are an integral part of these financial statements.

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1996          1995          1994
                                                          -----------   -----------   -----------
Interest income
  Interest on loans.....................................  $12,639,576   $10,194,654   $ 7,227,570
  Interest on investment securities available for
     sale...............................................    3,850,820     3,363,573     3,372,322
  Interest on investment securities held to maturity....            0       613,450       600,906
  Other interest income.................................       75,029        46,859       135,805
                                                          -----------   -----------   -----------
          Total interest income.........................   16,565,425    14,218,536    11,336,603
                                                          -----------   -----------   -----------
Interest expense
  Interest on deposits..................................    6,550,728     5,758,328     4,047,760
  Interest on short-term borrowings.....................      606,981       592,076       259,859
                                                          -----------   -----------   -----------
          Total interest expense........................    7,157,709     6,350,404     4,307,619
                                                          -----------   -----------   -----------
          Net interest income...........................    9,407,716     7,868,132     7,028,984
Provision for credit losses.............................      569,188       503,849       199,000
                                                          -----------   -----------   -----------
          Net interest income after provision for credit
            losses......................................    8,838,528     7,364,283     6,829,984
                                                          -----------   -----------   -----------
Other operating income..................................    1,626,533     1,248,229     1,007,321
                                                          -----------   -----------   -----------
Other operating expenses................................    7,507,577     7,141,009     5,392,985
                                                          -----------   -----------   -----------
          Income before income taxes....................    2,957,484     1,471,503     2,444,320
Provision for income taxes..............................      856,269       271,000       707,000
                                                          -----------   -----------   -----------
          Net income....................................  $ 2,101,215   $ 1,200,503   $ 1,737,320
                                                          ===========   ===========   ===========
Earnings per share......................................  $      1.84   $      1.05   $      1.54
                                                          ===========   ===========   ===========
Weighted average number of shares outstanding...........    1,143,585     1,140,461     1,130,777
                                                          ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                         YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             ----------------------------------------------------------------------------------------------------
                                                                                                     UNREALIZED
                                                                                                       HOLDING
                                                                                                     GAIN (LOSS)
                                                                                                    ON INVESTMENT
                                  COMMON STOCK        ADDITIONAL                 TREASURY STOCK      SECURITIES         TOTAL
                             ----------------------    PAID-IN      RETAINED    -----------------   AVAILABLE FOR   SHAREHOLDERS'
                              SHARES     PAR VALUE     CAPITAL      EARNINGS    SHARES     COST       SALE, NET        EQUITY
                             ---------   ----------   ----------   ----------   ------   --------   -------------   -------------
Balances at December 31,
  1993.....................    950,421   $  950,421   $4,683,705   $5,478,401       0    $      0    $   578,834     $11,691,361
  Issuance of common stock
    on February 24, 1994
    from the 5% stock
    dividend declared on
    January 28, 1994.......     48,257       48,257      741,710     (792,325)      0           0              0          (2,358)
  Exercise of incentive
    stock options, net of
    6,668 shares previously
    issued stock
    surrendered and
    reissued...............     25,282       25,282      125,787            0       0           0              0         151,069
  Dividends declared.......          0            0            0     (346,584)      0           0              0        (346,584)
  Change in unrealized
    holding gain (loss) on
    investment securities
    available for sale,
    net....................          0            0            0            0       0           0     (2,401,432)     (2,401,432)
        Net income.........          0            0            0    1,737,320       0           0              0       1,737,320
                             ---------   ----------   ----------   ----------   -----    --------    -----------     -----------
Balances at December 31,
  1994.....................  1,023,960    1,023,960    5,551,202    6,076,812       0           0     (1,822,598)     10,829,376
  Issuance of common stock
    on February 24, 1995
    from the 5% stock
    dividend declared on
    January 31, 1995.......     51,584       51,584      825,344     (879,716)      0           0              0          (2,788)
  Exercise of incentive
    stock options..........     12,500       12,500       93,125            0       0           0              0         105,625
  Dividends declared.......          0            0            0     (391,445)      0           0              0        (391,445)
  Change in unrealized
    holding gain (loss) on
    investment securities
    available for sale,
    net....................          0            0            0            0       0           0      1,977,319       1,977,319
  Purchase of treasury
    stock..................          0            0            0            0    (647)    (12,940)             0         (12,940)
        Net income.........          0            0            0    1,200,503       0           0              0       1,200,503
                             ---------   ----------   ----------   ----------   -----    --------    -----------     -----------
Balances at December 31,
  1995.....................  1,088,044    1,088,044    6,469,671    6,006,154    (647)    (12,940)       154,721      13,705,650
  Issuance of common stock
    on February 23, 1996
    from the 5% stock
    dividend declared on
    January 30, 1996.......     54,289       54,289      922,913     (979,782)      0           0              0          (2,580)
  Exercise of incentive
    stock options..........      3,350        3,350       43,375            0       0           0              0          46,725
  Dividends declared.......          0            0            0     (434,740)      0           0              0        (434,740)
  Change in unrealized
    holding gain (loss) on
    investment securities
    available for sale,
    net....................          0            0            0            0       0           0       (348,226)       (348,226)
        Net income.........          0            0            0    2,101,215       0           0              0       2,101,215
                             ---------   ----------   ----------   ----------   -----    --------    -----------     -----------
Balances at December 31,
  1996.....................  1,145,683   $1,145,683   $7,435,959   $6,692,847   $(647)   $(12,940)   $  (193,505)    $15,068,044
                             =========   ==========   ==========   ==========   =====    ========    ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (CONTINUED)

                                                                YEARS ENDED DECEMBER 31,
                                                       ------------------------------------------
                                                           1996           1995           1994
                                                       ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................................  $  2,101,215   $  1,200,503   $  1,737,320
                                                       ------------   ------------   ------------
  Adjustments to reconcile net income to net cash
     used in operating activities
     Deferred tax provision (credit).................      (112,000)      (208,000)       147,000
     Depreciation....................................       779,851        638,327        415,710
     Amortization on investment securities...........        38,596         14,736         58,041
     Provision for credit losses.....................       569,188        503,849        199,000
     Gain on sale of other real estate owned.........      (108,109)        (5,674)       (23,090)
     Gain on sale of investment securities available
       for sale......................................       (92,835)       (84,115)        (2,719)
     Gain on sale of loans...........................       (93,901)      (140,471)      (148,661)
     Loss on disposal of equipment...................         2,369         42,685         48,302
     Proceeds from sale of loans held for sale.......     9,860,495      6,528,422     11,086,569
     Net loans to customers..........................   (44,775,010)   (37,233,036)   (28,051,530)
     Origination cost of loans held for sale.........       (12,041)        (4,188)       (36,810)
     Loans purchased.................................      (259,110)             0              0
     Increase in net deferred loan fees..............        51,908          1,929          3,566
     (Increase) decrease in other assets.............      (792,798)       746,942     (1,006,400)
     (Decrease) increase in other liabilities........    (2,069,265)       923,391      1,876,237
                                                       ------------   ------------   ------------
          Total adjustments..........................   (37,012,662)   (28,275,203)   (15,434,785)
                                                       ------------   ------------   ------------
          Net cash used in operating activities......   (34,911,447)   (27,074,700)   (13,697,465)
                                                       ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of other real estate owned......     1,063,355          9,400        293,880
  Payments on other real estate owned................       (36,788)      (143,438)             0
  Proceeds from the sales of investment securities
     available for sale..............................    14,796,426      3,956,747      2,926,122
  Proceeds from maturities of investment
     securities......................................     5,272,600      5,815,603      2,612,000
  Proceeds from principal reductions of investment
     securities......................................     5,318,378      6,771,554     10,394,957
  Purchase of investment securities..................   (18,006,736)    (4,390,308)   (21,826,465)
  Purchase of premises and equipment.................    (2,339,627)    (1,732,566)    (1,947,139)
                                                       ------------   ------------   ------------
          Net cash provided by (used in) investing
            activities...............................     6,067,608     10,286,992     (7,546,645)
                                                       ------------   ------------   ------------

   The accompanying notes are an integral part of these financial statements.

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

                                                                YEARS ENDED DECEMBER 31,
                                                       ------------------------------------------
                                                           1996           1995           1994
                                                       ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Exercise of stock options..........................  $     39,375   $     95,620   $    144,957
  Payment of dividends and fractional shares.........      (420,682)      (388,501)      (323,337)
  Purchase of treasury stock.........................             0        (12,940)             0
  Net increase (decrease) in repurchase agreement....     1,114,359      2,332,451       (440,806)
  Net increase (decrease) in demand deposits, money
     market and savings accounts.....................    15,972,168      9,512,325       (341,981)
  Net increase in certificates of deposit............    13,140,570      6,908,982     21,576,869
  Proceeds from issuance of note payable.............     1,175,000      1,000,000              0
  Repayment of debt..................................      (750,000)             0              0
                                                       ------------   ------------   ------------
          Net cash provided by financing
            activities...............................    30,270,790     19,447,937     20,615,702
                                                       ------------   ------------   ------------
          Net increase (decrease) in cash and cash
            equivalents..............................     1,426,951      2,660,229       (628,408)
          Cash and cash equivalents at beginning of
            year.....................................    10,193,783      7,533,554      8,161,962
                                                       ------------   ------------   ------------
          Cash and cash equivalents at end of year...  $ 11,620,734   $ 10,193,783   $  7,533,554
                                                       ============   ============   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
     Interest........................................  $  6,497,416   $  6,241,404   $  4,219,508
     Income taxes....................................       898,232        478,058        541,051
                                                       ------------   ------------   ------------
                                                       $  7,395,648   $  6,719,462   $  4,760,559
                                                       ============   ============   ============
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Net loans transferred to other real estate owned...  $  1,123,000   $     47,000   $    275,800
                                                       ============   ============   ============
  Sale of other real estate owned financed by the
     Company.........................................  $    743,985   $    113,400   $    131,785
                                                       ============   ============   ============
  Securitization of loans with FHLMC and FNMA
     transferred to investment securities............  $ 11,635,404   $  3,471,142   $  3,288,539
                                                       ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  ORGANIZATION

     South Florida Banking Corp. (Company) is a one-bank holding company, operated under the laws of the State of Florida. Its wholly-owned banking subsidiary is First National Bank of Florida at Bonita Springs (formerly known as First National Bank of Bonita Springs) (Bank), a nationally chartered bank. The Bank has two subsidiaries, First National Mortgage Group, Inc. and McDad, Inc. Both of these entities were inactive at December 31, 1996, 1995 and 1994.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of the Company and the Bank conform to generally accepted accounting principles and to general practice within the banking industry. Following is a description of the more significant of those policies:

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, First National Bank of Florida at Bonita Springs, and its wholly-owned subsidiaries, First National Mortgage Group, Inc. and McDad, Inc., collectively referred to herein as the Company. All significant intercompany accounts and transactions have been eliminated.

INVESTMENT SECURITIES

     Investment securities are classified in the following categories:

     Held to maturity. Investment securities that management has the intent and the Company has the ability at the time of purchase to hold until maturity are classified as securities held to maturity. Securities in this category are carried at amortized cost adjusted for accretion of discounts and amortization of premiums using the effective interest method over the estimated life of the securities. If a security has a decline in fair value below its amortized cost that is other than temporary, then the security will be written down to its new cost basis by recording a loss in the consolidated statement of operations. The Company currently has no securities classified as held to maturity securities.

     Available for sale. Investment securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale. Assets included in this category are those assets that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate and resultant prepayment risk changes. Securities available for sale are recorded at fair value. Both unrealized holding gains and losses on securities available for sale, net of taxes, are included as a separate component of shareholders' equity in the consolidated balance sheets until these gains or losses are realized. The cost of investment securities sold is determined by the specific identification method. If a security has a decline in fair value that is other than temporary, then the security will be written down to its fair value by recording a loss in the consolidated statement of operations.

     Trading securities. Securities that are held principally for the purpose of selling in the near future are classified as trading securities. These securities are recorded at fair value. Both unrealized gains and losses are included in the consolidated statement of operations. The Company currently has no securities classified as trading securities.

LOANS

     Loans are carried at the principal amount outstanding, net of deferred loan fees. Interest is accrued on a simple-interest basis. Loans are charged to the allowance for loan losses at such time as management

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY considers them uncollectible in the normal course of business. Accrual of interest on past due loans is discontinued when not well collateralized and in the process of collection. Classification of a loan as nonaccrual is not necessarily indicative of a potential loss of principal.

ALLOWANCE FOR CREDIT LOSSES

     The allowance for credit losses is based upon the Company's current and historical loss experience, management's overall evaluation of the inherent risks in the loan portfolio and detailed evaluations of the collectibility and underlying value of collateral. Ultimate losses may vary from the current estimates and any adjustments, as they become necessary, are reported in earnings in the periods in which they become known.

     The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, concentrations of credit and current economic conditions that may affect the borrowers' ability to pay. Accrual of interest is discontinued on a loan, including impaired loans, when management believes, after considering economic and business conditions and collection efforts, that the borrowers' financial condition is such that collection of interest is doubtful. Classification of a loan as nonaccrual is not necessarily indicative of a potential loss of principal. Collections of interest and principal on nonaccrual loans are generally applied as a reduction to principal outstanding.

LOAN FEES

     Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized to interest income using the interest method over the life of the related loan. Net deferred loan fees on loans held for sale are reversed at time of sale.

OTHER REAL ESTATE OWNED

     Other real estate owned includes properties acquired through foreclosure or acceptance of deeds in lieu of foreclosure. These properties are recorded on the date acquired at the lower of fair value minus estimated costs to sell or the recorded investment in the related loan. If the fair value minus estimated costs to sell the property acquired is less than the recorded investment in the related loan, the resulting loss is charged to the allowance for credit losses. The resulting carrying value established at the date of foreclosure becomes the new cost basis for subsequent accounting. After foreclosure, if the fair value minus estimated costs to sell the property becomes less than its cost, the deficiency is charged to the provision for losses on other real estate owned or charged directly to the asset. Costs relating to the development and improvement of the property are capitalized, whereas those relating to holding the property for sale are charged to expense.

MORTGAGE LOAN ADMINISTRATION

     The Company originates and sells real estate mortgage loans in the secondary market as part of normal operations. Loans originated pending sale are classified as loans held for sale. Such loans are valued at the lower of cost or market. All loans sold are subject to a recourse provision relating only to documentation deficiencies, which the Company may correct. Gains and losses resulting from sales of these loans are recognized in the period the sale occurs, as the recourse provisions are not considered to significantly affect the earnings process. Mortgage loan servicing fees are earned concurrently with the receipt of the related mortgage payments.

     The Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," (SFAS No. 122) effective January 1, 1996, which requires the Company to

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY recognize an asset for rights to service mortgage loans for others regardless of the manner in which those servicing rights are acquired. It also requires the Company to assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. The value of mortgage servicing rights related to loans sold during 1996 was immaterial.

     In June 1996, Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," (SFAS No. 125) was issued. SFAS No. 125 provides accounting and reporting standards based on a control-oriented "financial-components" approach. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 is effective on a prospective basis January 1, 1997.

PREMISES AND EQUIPMENT

     Land is stated at cost. The remaining premises and equipment are stated at net depreciated cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Major improvements and betterments of property are capitalized. Maintenance, repairs and minor improvements are expensed as incurred. Upon retirement or other disposition of the assets, the applicable net depreciated cost is removed from the accounts and any gains or losses are included in income.

INCOME TAXES

     The Company and its banking subsidiary file consolidated income tax returns. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

STATEMENT OF CASH FLOWS

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

EARNINGS PER SHARE

     Earnings per share have been computed by dividing net income by the weighted average number of shares outstanding each year, as restated to give retroactive effect to stock dividends declared. Common stock equivalents in the form of outstanding stock options have been included.

MANAGEMENT'S USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform to the current year presentation. These reclassifications have no effect on the net income, shareholders' equity or total cash flows balances previously reported.

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

(3)  INVESTMENT SECURITIES

     The amortized cost and fair values of investments are as follows:

                                                           DECEMBER 31, 1996
                                          ---------------------------------------------------
                                                          GROSS        GROSS
                                           AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                             COST         GAINS        LOSSES        VALUE
                                          -----------   ----------   ----------   -----------
Available for sale:
  U.S. Treasury securities..............  $ 1,625,384    $  1,168    $    (986)   $ 1,625,566
  U.S. Government agencies..............    8,561,783       5,615     (119,340)     8,448,058
  Mortgage-backed securities............   33,519,533     115,428     (855,132)    32,779,829
  Obligations of state and political
     subdivisions.......................   14,044,664     459,892          (47)    14,504,509
  Equity securities.....................    4,748,744      72,206      (11,250)     4,809,700
  Other.................................      999,762      22,239            0      1,022,001
                                          -----------    --------    ---------    -----------
                                          $63,499,870    $676,548    $(986,755)   $63,189,663
                                          ===========    ========    =========    ===========

                                                           DECEMBER 31, 1995
                                          ---------------------------------------------------
                                                          GROSS        GROSS
                                           AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                             COST         GAINS        LOSSES        VALUE
                                          -----------   ----------   ----------   -----------
Available for sale:
  U.S. Treasury securities..............  $ 3,098,709    $ 51,070    $       0    $ 3,149,779
  U.S. Government agencies..............    8,363,657           0     (232,187)     8,131,470
  Mortgage-backed securities............   33,249,492     173,670     (429,545)    32,993,617
  Obligations of state and political
     subdivisions.......................   10,707,642     554,245            0     11,261,887
  Equity securities.....................    2,291,326      84,723            0      2,376,049
  Other.................................      999,509      47,391            0      1,046,900
                                          -----------    --------    ---------    -----------
                                          $58,710,335    $911,099    $(661,732)   $58,959,702
                                          ===========    ========    =========    ===========

     The Company's investment securities which are available for sale are recorded at fair value. Unrealized holding gains and losses on securities available for sale, net of deferred taxes, are shown as a separate component of shareholders' equity on the consolidated balance sheets. At December 31, 1996, an unrealized holding loss of $310,207, net of deferred taxes of $116,702, was shown as a component of shareholders' equity. At December 31, 1995, an unrealized holding gain of $154,721, net of deferred tax assets of $94,646, was shown as a component of shareholders' equity.

     The amortized cost and fair value of investment securities available for sale at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

                                                               AMORTIZED       FAIR
                                                                 COST          VALUE
                                                              -----------   -----------
Available for sale:
  Due in one year or less...................................  $ 4,102,350   $ 4,116,401
  Due after one year through five years.....................    8,786,426     8,795,806
  Due after five years through ten years....................    6,763,265     6,969,067
  Due after ten years.......................................    5,579,552     5,718,860
                                                              -----------   -----------
                                                               25,231,593    25,600,134
  Mortgage-backed securities................................   33,519,533    32,779,829
  Equity securities.........................................    4,748,744     4,809,700
                                                              -----------   -----------
                                                              $63,499,870   $63,189,663
                                                              ===========   ===========

     Proceeds from the sale of investment securities were $14,845,316, $3,956,747 and $2,926,122 for the years ended December 31, 1996, 1995 and 1994, respectively. Gross gains of $161,443, $99,139 and $18,993 and gross losses of $68,608, $15,024 and $16,274 were realized on these sales in 1996, 1995 and 1994, respectively.

     At December 31, 1996, the amortized cost and fair value of investment securities pledged to secure public funds, short-term borrowings and other purposes required by law were approximately $21,641,000 and $21,578,000, respectively. The current value of the pledged securities is adequate to meet the pledging requirements.

(4)  LOANS AND ALLOWANCE FOR CREDIT LOSSES

     The Company's loan portfolio consisted of the following at December 31:

                                                                1996           1995
                                                            ------------   ------------
Commercial................................................  $ 42,096,809   $ 37,161,222
Real estate construction..................................    13,936,403     11,836,811
Real estate mortgage......................................    92,360,395     73,459,247
Installment...............................................     6,377,929      5,669,566
                                                            ------------   ------------
                                                             154,771,536    128,126,846
                                                            ------------   ------------
Less:
  Allowance for credit losses.............................    (1,678,212)    (1,398,840)
  Deferred loan fees......................................      (151,876)      (203,783)
                                                            ------------   ------------
                                                              (1,830,088)    (1,602,623)
                                                            ------------   ------------
          Loans, net......................................  $152,941,448   $126,524,223
                                                            ============   ============

     An analysis of the Company's allowance for credit losses is as follows:

                                                        1996         1995         1994
                                                     ----------   ----------   ----------
Balance at beginning of year.......................  $1,398,840   $1,061,795   $  960,362
Provision charged to operations....................     569,188      503,849      199,000
Loans charged off..................................    (304,015)    (171,198)    (130,467)
Recoveries of loans charged off....................      14,199        4,394       32,900
                                                     ----------   ----------   ----------
Balance at end of year.............................  $1,678,212   $1,398,840   $1,061,795
                                                     ==========   ==========   ==========

     At December 31, 1996, the recorded investment in loans for which impairment has been recognized totaled $1,226,044, none of which related to loans with no valuation allowance because the loans have been

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY partially written down through charge-offs, and $1,226,044 related to loans with a corresponding valuation allowance of $146,085. For the year ended December 31, 1996, the average recorded investment in impaired loans was $1,272,812. The Company recognized $3,938 of interest on impaired loans during the portion of the year that they were impaired, none of which related to impaired loans for which interest income is recognized on the cash basis.

     At December 31, 1996, 1995 and 1994, the Company had approximately $1,006,000, $3,464,000 and $3,208,000 in nonaccrual loans, respectively. For the years ended December 31, 1996, 1995 and 1994 the amount of interest income not recorded related to nonaccrual loans was approximately $152,000, $296,000 and $254,000, respectively. At December 31, 1996, 1995 and 1994 there were no accruing loans that were 90 days or more past due.

     The Company sold loans under agreements containing recourse provisions. At December 31, 1996, three loans sold remain outstanding with a remaining balance of approximately $201,000. The recourse provisions require the Company to repurchase the loans which become greater than 90 to 120 days delinquent.

     Some of the Directors of the Company are also owners or executive officers in other business organizations. The Company has made loans to these individuals and related companies, as well as to executive officers of the Company. Aggregate loans to these related parties, exclusive of loans to such persons which, in aggregate, do not exceed $60,000, were as follows:

                                                                 1996          1995
                                                              -----------   -----------
Balance at beginning of year................................  $ 3,965,079   $ 3,275,756
New loans...................................................    2,838,957     4,765,351
Repayment of loans..........................................     (522,404)   (2,792,695)
Loan participations sold....................................   (1,133,333)   (1,283,333)
                                                              -----------   -----------
Balance at end of year......................................  $ 5,148,299   $ 3,965,079
                                                              ===========   ===========

(5)  PREMISES AND EQUIPMENT

     Premises and equipment consisted of the following at December 31:

                                                                 1996          1995
                                                              -----------   -----------
Land........................................................  $ 1,337,319   $   216,584
Land improvements...........................................      405,639       405,639
Buildings...................................................    3,952,268     3,393,076
Furniture, fixtures and equipment...........................    4,050,674     3,534,022
                                                              -----------   -----------
Less accumulated depreciation...............................    9,745,900     7,549,321
                                                               (3,909,677)   (3,298,768)
                                                              -----------   -----------
                                                              $ 5,836,223   $ 4,250,553
                                                              ===========   ===========

(6)  OTHER REAL ESTATE OWNED

     Other real estate owned consisted of the following at December 31:

                                                                1996       1995
                                                              --------   --------
Seven residential lots......................................  $700,668   $723,438
                                                              ========   ========

     Other real estate owned is recorded net of allowance for losses on other real estate owned of $140,000 at December 31, 1995. No allowance for losses on other real estate owned was recorded at December 31, 1996.

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

(7)  DEPOSITS

     Deposits consisted of the following at December 31:

                                                                1996           1995
                                                            ------------   ------------
Non-interest-bearing demand deposits......................  $ 23,085,394   $ 21,072,625
                                                            ------------   ------------
Interest-bearing deposits:
  NOW.....................................................    63,993,333     58,775,702
  Money market............................................    18,489,881     13,806,507
  Savings.................................................    20,967,001     16,908,610
  Certificates of deposit.................................    81,671,979     68,531,410
                                                            ------------   ------------
          Total interest-bearing deposits.................   185,122,194    158,022,229
                                                            ------------   ------------
                                                            $208,207,588   $179,094,854
                                                            ============   ============

     The aggregate amount of certificates of deposit of $100,000 or more at December 31, 1996 and 1995 was $12,939,000 and $9,257,000, respectively.

     Interest on deposits was as follows for the years ended December 31:

                                                        1996         1995         1994
                                                     ----------   ----------   ----------
NOW................................................  $1,605,100   $1,331,754   $  718,008
Money market.......................................     470,005      536,460      690,265
Savings............................................     423,190      372,907      424,333
Certificates of deposit............................   4,052,433    3,517,207    2,215,154
                                                     ----------   ----------   ----------
                                                     $6,550,728   $5,758,328   $4,047,760
                                                     ==========   ==========   ==========

(8)  NOTE PAYABLE

     The Company has a $3,000,000 revolving line of credit with a national banking association which is collateralized by 188,310 shares of common stock and 285,000 shares of preferred stock of the Bank. The revolving line of credit matures October 2004 and had $1,425,000 and $1,000,000 outstanding at December 31, 1996 and 1995, respectively. The interest charged on the loan is the lender's prime rate, 8.25% at December 31, 1996. Covenants include a minimum capital and non-performing asset ratio and maximum aggregate dividend amounts, which have been met.

(9)  OTHER OPERATING INCOME

     Other operating income consisted of the following for the years ended December 31:

                                                        1996         1995         1994
                                                     ----------   ----------   ----------
Service fees and charges...........................  $1,249,956   $  928,496   $  797,704
Net gain on sale of mortgage loans.................      93,901      140,471      148,661
Net gain on sale of investment securities..........      92,835       84,115        2,719
Net gain on sale of other real estate owned........     108,109        5,674       23,090
Other..............................................      81,732       89,473       35,147
                                                     ----------   ----------   ----------
                                                     $1,626,533   $1,248,229   $1,007,321
                                                     ==========   ==========   ==========

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

(10)  OTHER OPERATING EXPENSES

     Other operating expenses consisted of the following for the years ended December 31:

                                                        1996         1995         1994
                                                     ----------   ----------   ----------
Salaries and employee benefits.....................  $3,402,517   $3,254,672   $2,560,863
Furniture and equipment............................     997,068      934,642      667,300
Occupancy..........................................     680,372      647,404      398,062
Printing, postage and supplies.....................     385,983      362,263      253,247
Other real estate owned, net.......................     286,563      265,262       95,601
Insurance..........................................      26,204      208,272      351,098
Other..............................................   1,728,870    1,468,494    1,066,814
                                                     ----------   ----------   ----------
                                                     $7,507,577   $7,141,009   $5,392,985
                                                     ==========   ==========   ==========

     Salaries and employee benefits of $503,274, $412,000 and $352,000 in 1996, 1995 and 1994, respectively, have been included as part of loan origination costs.

(11)  INCOME TAXES

     The Company's provision for income taxes consisted of the following for the years ended December 31:

                                                         1996        1995        1994
                                                       ---------   ---------   --------
Current
  Federal............................................  $ 828,000   $ 401,000   $475,000
  State..............................................    140,000      78,000     85,000
                                                       ---------   ---------   --------
          Total current..............................    968,000     479,000    560,000
                                                       ---------   ---------   --------
Deferred
  Federal............................................    (95,000)   (177,000)   115,000
  State..............................................    (17,000)     31,000     32,000
                                                       ---------   ---------   --------
          Total deferred.............................   (112,000)   (208,000)   147,000
                                                       ---------   ---------   --------
          Total......................................  $ 856,000   $ 271,000   $707,000
                                                       =========   =========   ========

     Deferred income tax provision (benefit) consisted of the following as of December 31:

                                                         1996        1995        1994
                                                       ---------   ---------   --------
Accretion on securities..............................  $ (59,000)  $       0   $      0
Depreciation.........................................    (11,000)    (35,000)         0
Deferred loan fees...................................     32,000     (32,000)    93,000
Provision for loan losses............................    (89,000)    (95,000)         0
Provision for other real estate owned................     46,000           0          0
Accrued bonuses......................................          0           0     39,000
Accrued interest on non-accrual loans................    (17,000)    (45,000)         0
Other................................................    (14,000)     (1,000)    15,000
                                                       ---------   ---------   --------
                                                       $(112,000)  $(208,000)  $147,000
                                                       =========   =========   ========

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

     The Company's effective income tax rate before consideration of the utilization of net operating loss carryforwards varies from the statutory federal income tax rate for the following reasons:


                                                           YEARS ENDED DECEMBER 31,
                                                      ----------------------------------
                                                         1996        1995        1994
                                                      ----------   ---------   ---------
Income tax expense at statutory federal rate........  $1,020,000   $ 500,000   $ 833,000
Tax-exempt interest income..........................    (244,000)   (233,000)   (207,000)
State income taxes, net of federal tax benefit......      92,000      51,000      77,000
Other...............................................     (12,000)    (47,000)      4,000
                                                      ----------   ---------   ---------
                                                      $  856,000   $ 271,000   $ 707,000
                                                      ==========   =========   =========


     Included in other assets at December 31, 1996 and 1995 is a net deferred tax asset of $281,000 and $169,000, respectively. The tax effects of the temporary differences that comprise the net deferred tax asset are as follows:

                                                                1996       1995
                                                              --------   --------
Deferred tax assets:
  Provision for loan losses.................................  $411,000   $321,000
  Provision for other real estate owned.....................         0     46,000
  Gain on loans held for sale...............................    32,000     32,000
  Accrued interest on non-accrual loans.....................    69,000     52,000
  Other.....................................................    13,000     62,000
  Valuation allowance.......................................   (75,000)   (85,000)
                                                              --------   --------
                                                               450,000    428,000
                                                              --------   --------
Deferred tax liabilities:
  Depreciation..............................................   110,000    120,000
  Accretion on securities...................................    32,000    135,000
  Deferred loan fees........................................    23,000          0
  Other.....................................................     4,000      4,000
                                                              --------   --------
                                                               169,000    259,000
                                                              --------   --------
          Net deferred tax asset............................  $281,000   $169,000
                                                              ========   ========

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

(12)  COMMON STOCK DIVIDENDS

     A summary of cash dividends declared and paid during the years ended December 31, 1994, 1995 and 1996 is as follows:

          DATE OF                            DATE OF              DIVIDEND PAYMENT          TOTAL
          DIVIDEND            DIVIDEND       DIVIDEND             TO SHAREHOLDERS           CASH
        DECLARATION            AMOUNT        PAYMENT                OF RECORD ON          DIVIDENDS
----------------------------  --------   ----------------   ----------------------------  ---------
1994:
  February 28, 1994.........    $.08     April 20, 1994     March 10, 1994..............  $ 81,333
  May 23, 1994..............    $.08     July 20, 1994      June 10, 1994...............    81,446
  July 18, 1994.............    $.09     October 20, 1994   September 12, 1994..........    91,672
  September 24, 1994........    $.09     January 20, 1995   December 12, 1994...........    92,133
                                                                                          --------
          Total                                                                           $346,584
                                                                                          ========
1995:
  February 28, 1995.........    $.09     April 20, 1995     March 10, 1995..............  $ 97,789
  May 22, 1995..............    $.09     July 20, 1995      July 10, 1995...............    97,924
  July 17, 1995.............    $.09     October 20, 1995   October 20, 1995............    97,866
  October 23, 1995..........    $.09     January 22, 1996   January 12, 1996............    97,866
                                                                                          --------
          Total                                                                           $391,445
                                                                                          ========
1996:
  February 26, 1996.........    $.09     April 22, 1996     April 12, 1996..............  $102,864
  May 20, 1996..............    $.09     July 22, 1996      July 12, 1996...............   102,918
  September 23, 1996........    $.10     October 21, 1996   October 11, 1996............   114,454
  December 16, 1996.........    $.10     January 21, 1997   January 10, 1997............   114,504
                                                                                          --------
                                                                                          $434,740
                                                                                          ========

     See Note 13 for information relevant to dividend restrictions.

(13)  DIVIDEND RESTRICTIONS

     The primary source of funds for the cash dividends paid by the Company to its shareholders is dividends received from its banking subsidiary. The Bank, as a nationally chartered bank, is limited in the amount of cash dividends that may be paid to its parent. The amount of cash dividends that may be paid is based on the Bank's net profits of the current year combined with the Bank's retained net profits of the preceding two years as defined by national banking regulations. At December 31, 1996, the Bank had approximately $3,614,000 available for the payment of cash dividends to its parent as determined by the applicable regulations. This amount is net of cash dividends paid by the Bank to the Company in the amounts of approximately $543,000, $448,000 and $399,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

(14)  BENEFIT PLANS

     The Bank has a defined contribution Profit Sharing Plan covering officers and employees meeting certain eligibility requirements. Contributions to the Profit Sharing Plan are determined annually at the discretion of the Bank's Board of Directors. There were contributions of $84,000, $72,000 and $60,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     Effective in 1990, the Bank adopted a savings plan (Plan) under Section 401(k) of the Internal Revenue Code for eligible employees. The Plan is designed to provide eligible employees an opportunity for regular savings for their retirement to supplement benefits provided under the Federal Social Security Act. The Plan

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY allows employees to defer up to $9,500 (effective January 1, 1996 as indexed for cost of living increases by the Department of Treasury) of their income on a pretax basis through contributions to the Plan. This limit applies to total aggregate contributions made by the employee in any or all of the Bank's plans within the taxable year. In accordance with the Plan, the Bank will contribute an amount equal to 50% of the amount contributed by the employee up to 6% of the employee's compensation. Employee contributions vest immediately. Employer matching contributions vest after two years of service.

     For the years ended December 31, 1996, 1995 and 1994 the Bank recorded expense for the matching contributions of $49,500, $50,000 and $44,000, respectively.

(15)  STOCK OPTION PLANS

     The Company has an Incentive Stock Option Plan (Incentive Plan) for key employees in order to secure and retain employees of outstanding ability. The Incentive Plan, as amended on March 28, 1995, authorized options for up to 140,000 shares of common stock. The Incentive Plan provides for the grant of options at the discretion of a committee designated by the Board of Directors to administer the Incentive Plan. No person may serve as a member of the committee who is then eligible to receive stock options nor shall the member have been eligible for a period of one year prior to his service on the committee. The option exercise price must be at least 100% (110% in the case of a key employee who owns 10% or more of the total combined voting power of all classes of stock) of the fair market value of the stock on the date the option is granted and the options are exercisable by the holder thereof in full at any time after they become vested and prior to their expiration in accordance with the terms of the Incentive Plan. Stock options granted pursuant to the Incentive Plan expire five years from the date of grant.

     A summary of the options granted and exercised is as follows:

                                                         YEAR GRANTED
                                               --------------------------------
                                                 1992       1995        1996        TOTAL
                                               --------   ---------   ---------   ---------
Options granted and outstanding at December
  31, 1995...................................     1,250      25,000           0      26,250
Options granted in 1996......................         0           0       7,000       7,000
Less: Options exercised......................    (1,250)       (600)          0      (1,850)
Less: Options expired........................         0      (1,000)          0      (1,000)
                                               --------   ---------   ---------   ---------
Outstanding options at December 31, 1996.....         0      23,400       7,000      30,400
                                               ========   =========   =========   =========
Options exercisable at December 31, 1996.....         0       6,150           0       6,150
                                               ========   =========   =========   =========
Price range of options outstanding at
  December 31,                                                        $19.25 to   $17.25 to
1996.........................................  $   8.00   $   17.25    $20.25      $20.25
                                               ========   =========   =========   =========

Price range of options exercised during the               $17.25 to
  year.......................................  $   8.00    $17.50     $       0   $8 - 17.50
                                               ========   =========   =========   =========

     In 1994, the Company adopted a non-employee Non-Qualified Stock Option Plan (the Plan) for Directors. The Plan's purpose is to attract and retain capable non-employee Directors to the service of the Company and its subsidiaries. This Plan authorizes options for up to 25,000 shares of common stock. On the date of each annual meeting of shareholders, commencing in 1994, each Director of the Company and its subsidiaries not employed by the Company or its subsidiaries, continuing in office after the annual meeting shall automatically be granted an option to purchase 500 shares of the common stock of the Company. The price shall be determined and fixed by the Board at the lesser of the book value per share as of the preceding December 31 or the market price of the shares at the close of business on the day preceding the date of grant. The duration of each option shall be five (5) years from the date of grant. No options may be granted after

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

December 31, 2003 provided, however, that the Plan and all outstanding options shall remain in effect until such options have expired or are terminated in accordance with the Plan.

     A summary of options granted and exercised is as follows:

                                                       YEAR GRANTED
                                                 ------------------------
                                                  1994     1995     1996        TOTAL
                                                 ------   ------   ------   --------------
Options granted and outstanding at December 31,
  1995.........................................   2,000    2,500        0            4,500
Options granted in 1996........................       0        0    4,000            4,000
Less: Options exercised........................       0        0   (1,500)          (1,500)
                                                 ------   ------   ------   --------------
Outstanding options at December 31, 1996.......   2,000    2,500    2,500            7,000
                                                 ======   ======   ======   ==============
Options exercisable at December 31, 1996.......   2,000    2,500    2,500            7,000
                                                 ======   ======   ======   ==============
Price of options outstanding at December 31,
  1996.........................................  $12.30   $10.58   $12.60   $10.58 - 12.60
                                                 ======   ======   ======   ==============
Price of options exercised during the year.....  $    0   $    0   $12.60   $10.58 - 12.60
                                                 ======   ======   ======   ==============

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), was effective January 1, 1996 and, if fully adopted, changes the methods for recognition of cost on plans similar to those of the Company. Adoption of SFAS No. 123 is optional; however, proforma disclosures as if the Company adopted the cost recognition requirements under SFAS No. 123 in 1995 are not presented, as the effects were immaterial.

(16)  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND OTHER COMMITMENTS

     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include primarily commitments to extend credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company has no financial instruments with off-balance sheet risk that are held for trading purposes.

     The Company's exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

     Commitments to extend credit are commitments to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Total commitments to extend credit at December 31, 1996 and 1995 include $22,934,000 and $25,137,000, respectively, in floating and fixed rate loan commitments. These commitments relate primarily to unused equity lines of credit, with an average life of 5 years and unfunded construction loans and commercial lines of credit, which normally expire within one year. The average interest rate was 9% for all commitments. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, residential real estate, and income-producing commercial properties.

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

     The Company makes consumer, commercial and residential real estate loans to customers located in Southwest Florida. The Company has no significant concentration of credit risk with any individual counterparty to originate loans. However, a substantial portion of the Company's loan portfolio is collateralized by real estate located in Southwest Florida.

     The Company has entered into various agreements with third parties to establish bank branches at various Winn Dixie supermarket locations. Refundable deposits totaling $10,000 have been made as of December 31, 1996.

     Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The collateral varies but may include accounts receivable, inventory, property, plant and equipment and residential real estate for those commitments for which collateral is deemed necessary. The Company had approximately $159,000 and $58,000 in irrevocable standby letters of credit outstanding at December 31, 1996 and 1995, respectively.

OPERATING LEASE

     The Company has entered into several operating lease agreements at the Bank's branch locations. The approximate future minimum rental payments under the lease terms are as follows:

DECEMBER 31, 1996
-----------------
1997........................................................  $  291,800
1998........................................................     292,800
1999........................................................     293,800
2000........................................................     155,500
2001........................................................     122,200
Thereafter..................................................   1,255,000
                                                              ----------
          Total.............................................  $2,411,100
                                                              ==========

     Total rent expense for the year ended December 31, 1996 and 1995 was approximately $287,000 and $218,000, respectively.

(17)  FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate fair value of each class of financial instrument for which it is practicable to estimate that value:

CASH AND DUE FROM BANKS

     For cash and due from banks, the carrying amount is a reasonable estimate of fair value.

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

     The fair value of investments and mortgage-backed securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

LOANS

     The estimated fair value of the Company's performing fixed rate loans was calculated by discounting contractual cash flows adjusted for current prepayment estimates. The discount rates were based on the interest rates charged to current customers for comparable loans. The Company's performing adjustable rate

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY loans reprice frequently at current market rates. Therefore, the fair value of these loans has been estimated to be approximately equal to their carrying amount.

     The impact of delinquent loans on the estimation of the fair values described above is not considered to have a material effect and, accordingly, delinquent loans have been disregarded in the valuation methodologies used.

DEPOSIT LIABILITIES

     The fair value of deposits with no stated maturity, such as demand, NOW, money market and savings is equal to the amount payable on demand as of December 31, 1996. The fair value of time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

     At December 31, 1996, the Company had approximately $10,000,000 of securities sold under repurchase agreements. The repurchase agreements outstanding at December 31, 1996 are payable on demand. The estimated fair value of these agreements approximates the carrying value.

COMMITMENTS TO EXTEND CREDIT, STANDBY LETTERS OF CREDIT, AND FINANCIAL GUARANTEES WRITTEN

     The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of financial guarantees written and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties.

     The estimated fair values of the Bank's financial instruments are as follows:

                                                                     1996
                                                              -------------------
                                                              CARRYING     FAIR
                                                               AMOUNT     VALUE
                                                              --------   --------
                                                                (IN THOUSANDS)
Financial assets:
  Cash and due from bank....................................  $ 11,621   $ 11,621
  Investment securities available for sale..................  $ 63,090   $ 63,090
  Loans, net of allowance...................................  $152,235   $153,854
Financial liabilities:
  Deposits..................................................  $208,551   $208,519
  Securities sold not owned.................................  $ 10,080   $ 10,080

                                                              CONTRACT
                                                               VALUE
                                                              --------
Unrecognized financial instruments:
  Loan commitments..........................................  $ 22,934   $      0
  Standby letters of credit.................................  $    159   $      0

LIMITATIONS

     The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instrument. Quoted market prices, when available, are used as the measure of fair value. Where quoted market prices are not available, fair value estimates have been based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY instruments, and other factors. These estimates are inherently subjective, involving uncertainties and matters of significant judgment, and, therefore, may not be indicative of the value that could be realized in a current market exchange. Changes in assumptions could significantly affect the estimates.

     The fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and property, plant and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses for investments and mortgage-backed securities can have a significant effect on fair value estimates and have not been considered in many of the estimates.

(18)  REGULATORY CAPITAL

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1996, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

     The Bank's actual capital amounts and ratios are also presented in the table. There were no deductions of interest-rate risk in 1996 or 1995.

                                                                                  TO BE WELL
                                                                              CAPITALIZED UNDER
                                                        FOR CAPITAL           PROMPT CORRECTIVE
                                   ACTUAL            ADEQUACY PURPOSES        ACTION PROVISIONS
                            --------------------    --------------------    ----------------------
                               AMOUNT      RATIO       AMOUNT      RATIO       AMOUNT       RATIO
                            ------------   -----    ------------   -----    ------------    ------
As of December 31, 1996:
  Total Capital (to Risk
     Weighted Assets).....  $ 18,013,574   14.1%    >$10,249,406    >8.0%   >$12,811,758     >10.0%
                                                    -               -       -                -
  Tier I Capital (to Risk
     Weighted Assets).....  $ 16,400,387   12.9%    >$ 5,127,103    >4.0%   >$ 7,687,055      >6.0%
                                                    -               -       -                 -
  Tier I Capital (to
     Averaged Assets).....  $ 16,400,387    7.1%    >$ 6,894,352    >3.0%   >$11,490,587      >5.0%
                                                    -               -       -                 -
As of December 31, 1995:
  Total Capital (to Risk
     Weighted Assets).....  $ 15,225,733   13.5%    >$ 9,036,705    >8.0%   >$11,295,881     >10.0%
                                                    -               -       -                -
  Tier I Capital (to Risk
     Weighted Assets).....  $ 13,826,932   12.2%    >$ 4,518,352    >4.0%   >$ 6,777,529      >6.0%
                                                    -               -       -                 -
  Tier I Capital (to
     Averaged Assets).....  $ 13,826,932    6.9%    >$ 6,036,869    >3.0%   >$10,061,448      >5.0%
                                                    -               -       -                 -

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

(19)  CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

     The financial statements of South Florida Banking Corp., as the parent organization, are presented as follows:

                                 BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1995
                                                              -----------   -----------
Assets
  Cash and cash equivalents.................................  $   217,327   $   481,791
  Investment securities available for sale..................       99,781       321,468
  Investment in banking subsidiary..........................   16,206,952    13,955,558
  Other.....................................................      127,682       104,781
                                                              -----------   -----------
          Total assets......................................  $16,651,742   $14,863,598
                                                              ===========   ===========
Liabilities
  Note payable..............................................  $ 1,425,000   $ 1,000,000
  Cash dividend payable.....................................      114,504        97,866
  Other.....................................................       44,194        60,082
                                                              -----------   -----------
          Total liabilities.................................    1,583,698     1,157,948
                                                              -----------   -----------
Shareholders' equity
  Common stock..............................................    1,145,683     1,088,044
  Treasury stock............................................      (12,940)      (12,940)
  Additional paid-in capital................................    7,435,959     6,469,671
  Retained earnings.........................................    6,692,847     6,006,154
  Unrealized holding gain (loss) on securities available for
     sale, net..............................................     (193,505)      154,721
                                                              -----------   -----------
          Total shareholders' equity........................   15,068,044    13,705,650
                                                              -----------   -----------
          Total liabilities and shareholders' equity........  $16,651,742   $14,863,598
                                                              ===========   ===========

                            STATEMENTS OF OPERATIONS

                                                                   YEARS ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                1996         1995         1994
                                                             ----------   ----------   ----------
Interest income............................................  $   26,365   $    7,846   $    4,306
Dividends on investments...................................       5,892       14,552        7,056
Cash dividend from banking subsidiary......................     543,190      448,411      399,392
Gain on sale of investments................................      44,346       99,139       10,738
Interest expense...........................................     (67,602)           0            0
Miscellaneous expenses.....................................     (33,723)     (62,326)     (30,621)
                                                             ----------   ----------   ----------
  Income before income taxes and equity in undistributed
     earnings of banking subsidiary........................     518,468      507,622      390,871
Provision for income taxes.................................      (9,290)      17,038            0
  Income before equity in undistributed earnings of banking
     subsidiary............................................     527,758      490,584      390,871
Equity in undistributed earnings of banking subsidiary.....   1,573,457      709,919    1,346,449
                                                             ----------   ----------   ----------
          Net income.......................................  $2,101,215   $1,200,503   $1,737,320
                                                             ==========   ==========   ==========

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

                            STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1996          1995          1994
                                                          -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income............................................  $ 2,101,215   $ 1,200,503   $ 1,737,320
                                                          -----------   -----------   -----------
  Adjustments to reconcile net income to net cash
     provided by operating activities
     Equity in undistributed earnings of banking
       subsidiary.......................................   (1,573,457)     (709,919)   (1,346,449)
     Depreciation.......................................        2,358         1,857             0
     Gain on sale of investment securities available for
       sale.............................................      (44,346)      (99,139)      (10,738)
     Stock dividends....................................         (958)       (3,461)       (2,330)
     Proceeds from sales of investment securities
       available for sale...............................      295,026       338,912        80,147
     Increase in other assets...........................      (25,857)       (7,383)      (25,500)
     Decrease in due to banking subsidiary..............        3,660             0          (630)
     Increase in other liabilities......................       11,473        44,900        14,262
                                                          -----------   -----------   -----------
          Total adjustments.............................   (1,332,101)     (434,233)   (1,291,238)
                                                          -----------   -----------   -----------
          Net cash provided by operating activities.....      769,114       766,270       446,082
                                                          -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Increase investment in subsidiary.....................   (1,000,000)   (1,000,000)            0
  Sale (purchase) of office equipment...................        1,000        (7,255)            0
  Purchase of investment securities.....................      (78,271)     (125,746)     (455,980)
                                                          -----------   -----------   -----------
          Net cash used in investing activities.........   (1,077,271)   (1,133,001)     (455,980)
                                                          -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of note payable................    1,175,000     1,000,000             0
  Repayment of debt.....................................     (750,000)            0             0
  Issuance of common stock..............................       39,375        95,620       144,956
  Purchase of treasury stock............................            0       (12,940)            0
  Payment of dividends..................................     (420,682)     (388,501)     (323,337)
                                                          -----------   -----------   -----------
          Net cash provided by (used in) financing
            activities..................................       43,693       694,179      (178,381)
                                                          -----------   -----------   -----------
          Net increase (decrease) in cash and cash
            equivalents.................................     (264,464)      327,448      (188,279)
          Cash and cash equivalents at beginning of
            year........................................      481,791       154,343       342,622
                                                          -----------   -----------   -----------
          Cash and cash equivalents at end of year......  $   217,327   $   481,791   $   154,343
                                                          ===========   ===========   ===========

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY



                CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)



                                                              SEPTEMBER 30, 1997
                                                              ------------------
ASSETS
Cash and due from banks.....................................     $  8,542,965
Federal funds sold..........................................        2,435,000
Investment securities available for sale....................       57,259,349
Loans, net..................................................      167,693,424
Premises and equipment, net.................................        6,694,843
Other real estate owned, net................................          715,668
Other assets................................................        2,689,032
                                                                 ------------
          Total assets......................................     $246,030,281
                                                                 ============

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
  Deposits..................................................     $215,913,577
  Securities sold under agreement to repurchase.............        9,639,615
  Short-term borrowing......................................          400,000
  Note payable..............................................        1,600,000
  Other liabilities.........................................        1,601,587
                                                                 ------------
          Total liabilities.................................      229,154,779
                                                                 ------------

COMMITMENTS AND CONTINGENCIES (Note 16)

STOCKHOLDERS' EQUITY
  Common stock, $1 par value per share, 2,000,000 shares
     authorized; 1,213,465 issued at September 30, 1997.....        1,213,465
  Additional paid-in capital................................        8,716,387
  Retained earnings.........................................        6,672,820
  Unrealized holding gain on investment securities available
     for sale, net..........................................          272,830
                                                                 ------------
          Total stockholders' equity........................       16,875,502
                                                                 ------------
          Total liabilities and stockholders' equity........     $246,030,281
                                                                 ============



   The accompanying notes are an integral part of these financial statements.

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)


                                                              FOR THE NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
Interest income
  Interest on loans.........................................  $10,552,006   $ 9,270,415
  Interest on investment securities available for sale......    3,001,092     2,912,197
  Other interest income.....................................       53,398        49,254
                                                              -----------   -----------
          Total interest income.............................   13,606,496    12,231,866
                                                              -----------   -----------
Interest expense
  Interest on deposits......................................    5,508,207     4,828,250
  Interest on short-term borrowings.........................      649,168       462,090
                                                              -----------   -----------
          Total interest expense............................    6,157,375     5,290,340
                                                              -----------   -----------
          Net interest income...............................    7,449,121     6,941,526
Provision for credit losses.................................      256,700       456,288
                                                              -----------   -----------
          Net interest income after provision for credit
            losses..........................................    7,192,421     6,485,238
                                                              -----------   -----------
Other operating income......................................    1,624,922     1,210,714
                                                              -----------   -----------
Other operating expenses....................................    6,701,299     5,568,416
                                                              -----------   -----------
          Income before income taxes........................    2,116,044     2,127,536
Provision for income taxes..................................      582,267       730,310
                                                              -----------   -----------
          Net income........................................  $ 1,533,777   $ 1,397,226
                                                              ===========   ===========
Earnings per share..........................................  $      1.27   $      1.16
                                                              ===========   ===========
Weighted average number of shares outstanding...............    1,209,805     1,201,326
                                                              ===========   ===========


   The accompanying notes are an integral part of these financial statements.

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY

      CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY
                                  (UNAUDITED)


                                                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                        ---------------------------------------------------------------------------------------------
                             COMMON STOCK        ADDITIONAL                   UNREALIZED                    TOTAL
                        ----------------------    PAID-IN      RETAINED        SECURITY      TREASURY   SHAREHOLDERS'
                         SHARES     PAR VALUE     CAPITAL      EARNINGS     GAINS/(LOSSES)    STOCK        EQUITY
                        ---------   ----------   ----------   -----------   --------------   --------   -------------

Balance, December 31,
  1996................  1,145,683   $1,145,683   $7,435,959   $ 6,692,847     $(193,505)     $(12,940)   $15,068,044
Stock option..........     10,992       10,992      187,058                                                  198,050
5% stock dividend.....     56,790       56,790    1,093,370    (1,166,024)                     12,940         (2,924)
Cash dividend.........                                           (387,780)                                  (387,780)
Net income year-
  to-date.............                                          1,533,777                                  1,533,777
Change in unrealized
  gains/(losses) on
  investment
    securities........                                                          466,335                      466,335
                        ---------   ----------   ----------   -----------     ---------      --------    -----------
Balance, September 30,
  1997................  1,213,465   $1,213,465   $8,716,387   $ 6,672,820     $ 272,830      $      0    $16,875,502
                        =========   ==========   ==========   ===========     =========      ========    ===========


   The accompanying notes are an integral part of these financial statements.

                   SOUTH FLORIDA BANKING CORP. AND SUBSIDIARY


          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)



                                                               FOR THE NINE MONTHS ENDED
                                                                     SEPTEMBER 30,
                                                              ---------------------------
                                                                  1997           1996
                                                              ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income................................................  $  1,533,777   $  1,397,226
  Adjustments to reconcile net income to net cash used in
    operating activities:
    Depreciation............................................       616,258        598,101
    Amortization on investment securities...................        33,413         31,131
    Provision for credit losses.............................       256,700        456,288
    Gain on sale of other real estate owned.................        (9,442)       (49,136)
    (Gain) loss on sale of investment securities available
     for sale...............................................        18,051        (94,495)
    (Gain) loss on sale of loans............................      (166,877)       (45,657)
    Loss on disposal of equipment...........................             0            465
    Proceeds from sale of loans held for sale...............     8,885,994      7,075,122
    Net loans to customers..................................   (22,961,359)   (37,766,184)
    Decrease in net deferred loan fees......................       (57,155)       (15,631)
    Decrease (increase) in other assets.....................        95,982       (346,686)
    (Decrease) increase in other liabilities................      (291,414)     4,527,732
                                                              ------------   ------------
         Total adjustments..................................   (13,580,849)   (25,628,950)
         Net cash used in operating activities..............   (12,047,072)   (24,231,724)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of other real estate owned.............        32,000        273,000
  Payments on other real estate owned.......................             0        (36,788)
  Proceeds from the sales of investment securities available
    for sale................................................    11,372,150      8,095,878
  Proceeds from maturities of investment securities.........     2,000,000      4,635,000
  Proceeds from principal reductions of investment
    securities..............................................     3,223,000      3,441,000
  Purchase of investment securities.........................   (11,008,649)    (8,284,428)
  Purchase of premises and equipment........................    (1,639,842)    (1,052,107)
                                                              ------------   ------------
         Net cash provided by (used in) investing
           activities.......................................     3,978,659      7,071,555
                                                              ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Exercise of stock options.................................  $    198,050   $     37,975
  Payment of dividends and fractional shares................      (359,642)      (306,228)
  Net increase (decrease) in repurchase agreement...........      (440,502)      (963,003)
  Net increase (decrease) in demand deposits, money market
    and savings accounts....................................       107,810      3,487,599
  Net increase in certificates of deposit...................     7,698,178     15,441,258
  Proceeds from issuance of note payable....................       175,000        100,000
                                                              ------------   ------------
         Net cash provided by financing activities..........     7,278,894     17,797,601
                                                              ------------   ------------
         Net decrease in cash and cash equivalents..........      (789,519)       637,432
         Cash and cash equivalents at January 1.............    11,620,734     10,193,783
                                                              ------------   ------------
         Cash and cash equivalents at June 30...............  $ 10,831,215   $ 10,831,215
                                                              ============   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest................................................  $  5,977,647   $  5,248,421
    Income taxes............................................       641,000        639,862
                                                              ------------   ------------
                                                              $  6,618,647   $  5,888,283
                                                              ============   ============
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
  Net loans transferred to other real estate owned..........  $     61,500   $  1,123,000
                                                              ============   ============
  Sale of other real estate owned financed by the Company...  $     31,155   $    416,000
                                                              ============   ============
  Securitization of loans with FHLMC and FNMA transferred to
    investment securities...................................  $          0   $ 11,635,404
                                                              ============   ============



   The accompanying notes are an integral part of these financial statements.

                          SOUTH FLORIDA BANKING CORP.

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996



NOTE 1 -- BASIS OF PRESENTATION



     The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-QSB and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Bank, the financial statements reflect all adjustments which are of a normal recurring nature and which are necessary to present fairly the financial position of the Bank as of September 30, 1997 and the results of operations for the nine months ended September 30, 1997 and 1996, and cash flows for the nine months ended September 30, 1997 and 1996. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results which may be expected for the entire fiscal year.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                         THE COLONIAL BANCGROUP, INC.,

                                      AND

                          SOUTH FLORIDA BANKING CORP.

                                  DATED AS OF

                               SEPTEMBER 4, 1997

                               TABLE OF CONTENTS

CAPTION                                                                 PAGE
-------                                                                 ----
ARTICLE 1 -- NAME
    1.1   Name........................................................   A-5
ARTICLE 2 -- MERGER -- TERMS AND CONDITIONS
    2.1   Applicable Law..............................................   A-5
    2.2   Corporate Existence.........................................   A-5
    2.3   Articles of Incorporation and Bylaws........................   A-6
    2.4   Resulting Corporation's Officers and Board..................   A-6
    2.5   Shareholder Approval........................................   A-6
    2.6   Further Acts................................................   A-6
    2.7   Effective Date and Closing..................................   A-6
    2.8   Subsidiary Bank Merger......................................   A-6
ARTICLE 3 -- CONVERSION OF ACQUIRED CORPORATION STOCK
    3.1   Conversion of Acquired Corporation Stock....................   A-6
    3.2   Surrender of Acquired Corporation Stock.....................   A-7
    3.3   Fractional Shares...........................................   A-8
    3.4   Adjustments.................................................   A-8
    3.5   BancGroup Stock.............................................   A-8
    3.6   Dissenting Rights...........................................   A-8
ARTICLE 4 -- REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP
    4.1   Organization................................................   A-8
    4.2   Capital Stock...............................................   A-8
    4.3   Financial Statements; Taxes.................................   A-9
    4.4   No Conflict with Other Instrument...........................   A-9
    4.5   Absence of Material Adverse Change..........................   A-9
    4.6   Approval of Agreements......................................  A-10
    4.7   Tax Treatment...............................................  A-10
    4.8   Title and Related Matters...................................  A-10
    4.9   Subsidiaries................................................  A-10
   4.10   Contracts...................................................  A-10
   4.11   Litigation..................................................  A-10
   4.12   Compliance..................................................  A-11
   4.13   Registration Statement......................................  A-11
   4.14   SEC Filings.................................................  A-11
   4.15   Form S-4....................................................  A-11
   4.16   Brokers.....................................................  A-11
   4.17   Government Authorization....................................  A-11
   4.18   Absence of Regulatory Communications........................  A-11
   4.19   Disclosure..................................................  A-11
ARTICLE 5 -- REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACQUIRED
             CORPORATION
    5.1   Organization................................................  A-12
    5.2   Capital Stock...............................................  A-12
    5.3   Subsidiaries................................................  A-12
    5.4   Financial Statements; Taxes.................................  A-12
    5.5   Absence of Certain Changes or Events........................  A-13
    5.6   Title and Related Matters...................................  A-14
    5.7   Commitments.................................................  A-15

CAPTION                                                                 PAGE
-------                                                                 ----
    5.8   Charter and Bylaws..........................................  A-15
    5.9   Litigation..................................................  A-15
   5.10   Material Contract Defaults..................................  A-15
   5.11   No Conflict with Other Instrument...........................  A-15
   5.12   Governmental Authorization..................................  A-15
   5.13   Absence of Regulatory Communications........................  A-16
   5.14   Absence of Material Adverse Change..........................  A-16
   5.15   Insurance...................................................  A-16
   5.16   Pension and Employee Benefit Plans..........................  A-16
   5.17   Buy-Sell Agreement..........................................  A-16
   5.18   Brokers.....................................................  A-16
   5.19   Approval of Agreements......................................  A-16
   5.20   Disclosure..................................................  A-17
   5.21   Registration Statement......................................  A-17
   5.22   Loans; Adequacy of Allowance for Loan Losses................  A-17
   5.23   Environmental Matters.......................................  A-17
   5.24   Transfer of Shares..........................................  A-18
   5.25   Collective Bargaining.......................................  A-18
   5.26   Labor Disputes..............................................  A-18
   5.27   Derivative Contracts........................................  A-18
ARTICLE 6 -- ADDITIONAL COVENANTS
    6.1   Additional Covenants of BancGroup...........................  A-18
    6.2   Additional Covenants of Acquired Corporation................  A-19
ARTICLE 7 -- MUTUAL COVENANTS AND AGREEMENTS
    7.1   Best Efforts; Cooperation...................................  A-22
    7.2   Press Release...............................................  A-22
    7.3   Mutual Disclosure...........................................  A-22
    7.4   Access to Properties and Records............................  A-22
    7.5   Notice of Adverse Changes...................................  A-23
    7.6   Second Due Diligence........................................  A-23
ARTICLE 8 -- CONDITIONS TO OBLIGATIONS OF ALL PARTIES
    8.1   Approval by Shareholders....................................  A-23
    8.2   Regulatory Authority Approval...............................  A-23
    8.3   Litigation..................................................  A-23
    8.4   Registration Statement......................................  A-23
    8.5   Tax Opinion.................................................  A-24
ARTICLE 9 -- CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION
    9.1   Representations, Warranties and Covenants...................  A-24
    9.2   Adverse Changes.............................................  A-24
    9.3   Closing Certificate.........................................  A-24
    9.4   Opinion of Counsel..........................................  A-25
    9.5   NYSE Listing................................................  A-25
    9.6   Other Matters...............................................  A-25
    9.7   Material Events.............................................  A-25
ARTICLE 10 -- CONDITIONS TO OBLIGATIONS OF BANCGROUP
   10.1   Representations, Warranties and Covenants...................  A-25
   10.2   Adverse Changes.............................................  A-25
   10.3   Closing Certificate.........................................  A-26
   10.4   Opinion of Counsel..........................................  A-26
   10.5   Controlling Shareholders....................................  A-26

CAPTION                                                                 PAGE
-------                                                                 ----
   10.6   Other Matters...............................................  A-26
   10.7   Dissenters..................................................  A-26
   10.8   Material Events.............................................  A-27
   10.9   Employment Agreement........................................  A-27
  10.10   Pooling of Interest.........................................  A-27
ARTICLE 11 -- TERMINATION OF REPRESENTATIONS AND WARRANTIES...........  A-27
ARTICLE 12 -- NOTICES.................................................  A-27
ARTICLE 13 -- AMENDMENT OR TERMINATION
   13.1   Amendment...................................................  A-27
   13.2   Termination.................................................  A-27
   13.3   Damages.....................................................  A-28
ARTICLE 14 -- DEFINITIONS.............................................  A-28
ARTICLE 15 -- MISCELLANEOUS
   15.1   Expenses....................................................  A-32
   15.2   Benefit.....................................................  A-32
   15.3   Governing Law...............................................  A-32
   15.4   Counterparts................................................  A-33
   15.5   Headings....................................................  A-33
   15.6   Severability................................................  A-33
   15.7   Construction................................................  A-33
   15.8   Return of Information.......................................  A-33
   15.9   Equitable Remedies..........................................  A-33
  15.10   Attorneys' Fees.............................................  A-33
  15.11   No Waiver...................................................  A-33
  15.12   Remedies Cumulative.........................................  A-33
  15.13   Entire Contract.............................................  A-33

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of this the 4th day of September 1997, by and between SOUTH FLORIDA BANKING CORP. ("Acquired Corporation"), a Florida corporation, and THE COLONIAL BANCGROUP, INC. ("BancGroup"), a Delaware corporation.

                                   WITNESSETH

     WHEREAS, Acquired Corporation operates as a bank holding company for its wholly owned subsidiary, First National Bank of Florida at Bonita Springs (the "Bank"), with its principal office in Bonita Springs, Florida; and

     WHEREAS, BancGroup is a bank holding company whose subsidiary bank, Colonial Bank, operates in Alabama, Florida, Georgia and Tennessee; and

     WHEREAS, Acquired Corporation wishes to merge with BancGroup; and

     WHEREAS, it is the intention of BancGroup and Acquired Corporation that such Merger shall qualify for federal income tax purposes as a "reorganization" within the meaning of section 368(a) of the Code, as defined herein;

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereto agree as follows:

                                   ARTICLE 1

                                      NAME

     1.1 Name. The name of the corporation resulting from the Merger shall be "The Colonial BancGroup, Inc."

                                   ARTICLE 2

                         MERGER -- TERMS AND CONDITIONS

     2.1 Applicable Law. On the Effective Date, Acquired Corporation shall be merged with and into BancGroup (herein referred to as the "Resulting Corporation" whenever reference is made to it as of the time of merger or thereafter). The Merger shall be undertaken pursuant to the provisions of and with the effect provided in the DGCL and, to the extent applicable, the FBCA. The offices and facilities of Acquired Corporation and of BancGroup shall become the offices and facilities of the Resulting Corporation.

     2.2 Corporate Existence. On the Effective Date, the corporate existence of Acquired Corporation and of BancGroup shall, as provided in the DGCL and the FBCA, be merged into and continued in the Resulting Corporation, and the Resulting Corporation shall be deemed to be the same corporation as Acquired Corporation and BancGroup. All rights, franchises and interests of Acquired Corporation and BancGroup, respectively, in and to every type of property (real, personal and mixed) and chooses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer. The Resulting Corporation on the Effective Date, and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, transfer agent and registrar of stocks and bonds, guardian of estates, assignee, and receiver and in every other fiduciary capacity and in every agency, and capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Acquired Corporation and BancGroup, respectively, on the Effective Date.

     2.3 Articles of Incorporation and Bylaws. On the Effective Date, the certificate of incorporation and bylaws of the Resulting Corporation shall be the restated certificate of incorporation and bylaws of BancGroup as they exist immediately before the Effective Date.

     2.4 Resulting Corporation's Officers and Board. The board of directors and the officers of the Resulting Corporation on the Effective Date shall consist of those persons serving in such capacities of BancGroup as of the Effective Date.

     2.5 Shareholder Approval. This Agreement shall be submitted to the shareholders of Acquired Corporation at the Shareholders Meeting to be held as promptly as practicable consistent with the satisfaction of the conditions set forth in this Agreement. Upon approval by the requisite vote of the shareholders of Acquired Corporation as required by applicable Law, the Merger shall become effective as soon as practicable thereafter in the manner provided in section
2.7 hereof.

     2.6 Further Acts. If, at any time after the Effective Date, the Resulting Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (i) to vest, perfect, confirm or record, in the Resulting Corporation, title to and possession of any property or right of Acquired Corporation or BancGroup, acquired as a result of the Merger, or (ii) otherwise to carry out the purposes of this Agreement, BancGroup and its officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all acts necessary or proper to vest, perfect or confirm title to, and possession of, such property or rights in the Resulting Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Resulting Corporation are fully authorized in the name of Acquired Corporation or BancGroup, or otherwise, to take any and all such action.

     2.7 Effective Date and Closing. Subject to the terms of all requirements of Law and the conditions specified in this Agreement, the Merger shall become effective on the date specified in the Certificate of Merger to be issued by the Secretary of State of the State of Delaware (such time being herein called the "Effective Date"). Assuming all other conditions stated in this Agreement have been or will be satisfied as of the Closing, the Closing shall take place at the offices of BancGroup, in Montgomery, Alabama, at 5:00 p.m. on a date specified by BancGroup that shall be as soon as reasonably practicable after the later to occur of the Shareholder meeting or all required regulatory approvals under
Section 8.2, or at such other place and time that the Parties may mutually agree; however, BancGroup anticipates that the closing will not occur prior to January 1, 1998.

     2.8 Subsidiary Bank Merger. BancGroup and Acquired Corporation anticipate that immediately after the Effective Date the Bank will merge with and into Colonial Bank, BancGroup's Subsidiary bank. The exact timing and structure of such merger have not been finalized at this time, and BancGroup in its discretion will finalize such timing and structure at a later date. Acquired Corporation will cooperate with BancGroup, including the call of any special meetings of the board of directors of the Bank and the filing of any regulatory applications, in the execution of appropriate documentation relating to such merger.

                                   ARTICLE 3

                    CONVERSION OF ACQUIRED CORPORATION STOCK

     3.1 Conversion of Acquired Corporation Stock. (a)(i) On the Effective Date, and subject to Sections 3.3 and 3.1(a)(ii), each share of common stock of Acquired Corporation outstanding and held of record by Acquired Corporation's shareholders (the "Acquired Corporation Stock"), shall be converted by operation of law and without any action by any holder thereof into 1.5746 shares of BancGroup Common Stock (the "Merger Consideration").

     (ii) Notwithstanding Section 3.1(a)(i), if prior to December 19, 1997 certain loans of the Bank, net of a $220,000 reserve, reflected on Schedule 3.1(a)(ii) have been repaid in full as reflected on Schedule 3.1(a)(ii), then the Merger Consideration shall be adjusted so that on the Effective Date, each share of Acquired Corporation Stock shall be converted into 1.5908 shares of BancGroup Common Stock.

     (b)(i) On the Effective Date, and subject to section 3.1(c) below, BancGroup shall assume all Acquired Corporation Options outstanding, and each such option shall cease to represent a right to acquire Acquired Corporation common stock and shall, instead, represent the right to acquire BancGroup Common Stock on substantially the same terms applicable to the Acquired Corporation Options except as specified below in this section. The number of shares of BancGroup Common Stock to be issued pursuant to such options shall equal the number of shares of Acquired Corporation common stock subject to such Acquired Corporation Options multiplied by the Exchange Ratio, provided that no fractions of shares of BancGroup Common Stock shall be issued and the number of shares of BancGroup Common Stock to be issued upon the exercise of Acquired Corporation Options, if a fractional share exists, shall equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction, or by paying for such fraction in cash, based upon the Market Value. The exercise price for the acquisition of BancGroup Common Stock shall be the exercise price for each share of Acquired Corporation common stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be done. It is intended that the assumption by BancGroup of the Acquired Corporation Options shall be undertaken in a manner that will not constitute a "modification" as defined in Section 424 of the Code as to any stock option which is an "incentive stock option." Schedule 3.1 hereto sets forth the names of all persons holding Acquired Corporation Options, the number of shares of Acquired Corporation common stock subject to such options, the exercise price and the expiration date of such options.

     (ii) BancGroup shall file at its expense a registration statement with the SEC on Form S-8 or such other appropriate form (including the Form S-4 to be filed in connection with the Merger) with respect to the shares of BancGroup Common Stock to be issued pursuant to such options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding. Such shares shall also be registered or qualified for sale under the securities laws of any state in which registration or qualification is necessary.

     (c) No later than five days prior to the Effective Date, the holders of Acquired Corporation Options that have vested for such holders may provide written notice to Acquired Corporation (in form and substance reasonably satisfactory to BancGroup) that they wish to surrender their Acquired Corporation Options to BancGroup, effective at the Effective Date, and, in lieu of the treatment provided in Section 3.1(b) above, to receive an amount of BancGroup Common Stock in exchange therefor equal to the difference between the total value of the shares of BancGroup Common Stock to be issued pursuant to such Acquired Corporation Options (based upon the number of shares of BancGroup Common Stock to be issued pursuant to the Acquired Corporation Options multiplied by the market value) less the aggregate exercise price of such Acquired Corporation Options at the Effective Date, divided by the market value. No fractions of shares shall be issued and fractions shall be paid in cash at the market value. For purposes of this section 3.1(c), "market value" shall be the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the ten trading days ending on the trading day five calendar days immediately preceding the Effective Date. Any Acquired Corporation Options that have not vested at the Effective Date shall be assumed by BancGroup in accordance with Section 3.1(b)(i).

     3.2 Surrender of Acquired Corporation Stock. After the Effective Date, each holder of an outstanding certificate or certificates which prior thereto represented shares of Acquired Corporation Stock who is entitled to receive BancGroup Common Stock shall be entitled, upon surrender to BancGroup of their certificate or certificates representing shares of Acquired Corporation Stock (or an affidavit or affirmation by such holder of the loss, theft, or destruction of such certificate or certificates in such form as BancGroup may reasonably require and, if BancGroup reasonably requires, a bond of indemnity in form and amount, and issued by such sureties, as BancGroup may reasonably require), to receive in exchange therefor a certificate or certificates representing the number of whole shares of BancGroup Common Stock into and for which the shares of Acquired Corporation Stock so surrendered shall have been converted, such certificates to be of such denominations and registered in such names as such holder may reasonably request. Until so surrendered and exchanged, each such outstanding certificate which, prior to the Effective Date, represented shares of Acquired Corporation Stock and which is to be converted into BancGroup Common Stock shall for all purposes evidence ownership of the BancGroup Common Stock into and for which such shares shall have been so converted, except that no dividends or other distributions with respect to such BancGroup Common Stock shall be paid until the certificates previously representing shares of Acquired Corporation Stock shall have been properly tendered.

     3.3 Fractional Shares. No fractional shares of BancGroup Common Stock shall be issued, and each holder of shares of Acquired Corporation Stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup Common Stock shall, at the time of surrender of the certificates previously representing Acquired Corporation Stock, be paid by BancGroup an amount in cash equal to the Market Value of such fractional share.

     3.4 Adjustments. In the event that prior to the Effective Date BancGroup Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of BancGroup Common Stock into which the Acquired Corporation Stock shall be converted.

     3.5 BancGroup Stock. The shares of Common Stock of BancGroup issued and outstanding immediately before the Effective Date shall continue to be issued and outstanding shares of the Resulting Corporation.

     3.6 Dissenting Rights. Any shareholder of Acquired Corporation who shall not have voted in favor of this Agreement and who has complied with the applicable procedures set forth in the FBCA relating to rights of dissenting shareholders, shall be entitled to receive payment for the fair value of his Acquired Corporation Stock. If after the Effective Date a dissenting shareholder of Acquired Corporation fails to perfect, or effectively withdraws or loses his right to appraisal and payment for his shares of Acquired Corporation Stock, BancGroup shall issue and deliver the consideration to which such holder of shares of Acquired Corporation Stock is entitled under Section 3.1 (without interest) upon surrender by such holder of the certificate or certificates representing shares of Acquired Corporation Stock held by him or her.

                                   ARTICLE 4

             REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP

     BancGroup represents, warrants and covenants to and with Acquired Corporation as follows:

     4.1 Organization. BancGroup is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. BancGroup has the necessary corporate powers to carry on its business as presently conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually or in the aggregate, have a Material Adverse Effect.

     4.2 Capital Stock. (a) The authorized capital stock of BancGroup consists of (A) 100,000,000 shares of Common Stock, $2.50 par value per share, of which as of July 31, 1997, 41,912,989 shares were validly issued and outstanding, fully paid and nonassessable and are not subject to preemptive rights (not counting additional shares subject to issue pursuant to stock option and other plans and convertible debentures), and (B) 1,000,000 shares of Preference Stock, $2.50 par value per share, none of which are issued and outstanding. The shares of BancGroup Common Stock to be issued in the Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable, will have been registered under the 1933 Act, and will have been registered or qualified under the securities laws of all jurisdictions in which such registration or qualification is required, based upon information provided by Acquired Corporation.

     (b) The authorized capital stock of each Subsidiary of BancGroup is validly issued and outstanding, fully paid and nonassessable, and each Subsidiary is wholly owned, directly or indirectly, by BancGroup.

     4.3 Financial Statements; Taxes. (a) BancGroup has delivered to Acquired Corporation copies of the following financial statements of BancGroup.

          (i) Consolidated balance sheets as of December 31, 1995, December 31, 1996, and as of June 30, 1997;

          (ii) Consolidated statements of operations for each of the three years ended December 31, 1994, 1995 and 1996, and for the six months ended June 30, 1997;

          (iii) Consolidated statements of cash flows for each of the three years ended December 31, 1994, 1995 and 1996, and for the six months ended June 30, 1997; and

          (iv) Consolidated statements of changes in shareholders' equity for the three years ended December 31, 1994, 1995 and 1996, and for the six months ended June 30, 1997.

     All such financial statements are in all material respects in accordance with the books and records of BancGroup and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, all as more particularly set forth in the notes to such statements. Each of the consolidated balance sheets presents fairly as of its date the consolidated financial condition of BancGroup and its Subsidiaries. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), BancGroup did not have, as of the dates of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of consolidated income, shareholders' equity and changes in consolidated financial position present fairly the results of operations and changes in financial position of BancGroup and its Subsidiaries for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of BancGroup for the six months ended June 30, 1997, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

     (b) All Tax returns required to be filed by or on behalf of BancGroup have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 4.3(a) are, to the Knowledge of BancGroup, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign or other Taxes (including any interest or penalties) of BancGroup accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which BancGroup may at such dates have been liable in its own right or as transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of BancGroup, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of BancGroup. BancGroup has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation).

     4.4 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in a breach of or constitute a Default (without regard to the giving of notice or the passage of time) under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which BancGroup or any of its Subsidiaries is a party or by which they or their Assets may be bound; will not conflict with any provision of the restated certificate of incorporation or bylaws of BancGroup or the articles of incorporation or bylaws of any of its Subsidiaries; and will not violate any provision of any Law, regulation, judgment or decree binding on them or any of their Assets.

     4.5 Absence of Material Adverse Change. Since the date of the most recent balance sheet provided under section 4.3(a)(i) above, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancGroup.

     4.6 Approval of Agreement. The executive committee of the board of directors of BancGroup has approved this Agreement and the transactions contemplated by it and shall recommend to the board of directors of BancGroup that such board ratify and approve this Agreement. Subject to the foregoing sentence, this Agreement constitutes the legal, valid and binding obligation of BancGroup, enforceable against it in accordance with its terms. Approval of this Agreement by the shareholders of BancGroup is not required by applicable Law. Subject to the matters referred to in section 8.2, and to the first sentence of this Section 4.6, BancGroup has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated by this Agreement. BancGroup has no Knowledge of any fact or circumstance under which the appropriate regulatory approvals required by section 8.2 will not be granted without the imposition of material conditions or material delays.

     4.7 Tax Treatment. BancGroup has no present plan to sell or otherwise dispose of any of the Assets of Acquired Corporation, subsequent to the Merger, and BancGroup intends to continue the historic business of Acquired Corporation.

     4.8 Title and Related Matters. BancGroup has good and marketable title to all the properties, interests in properties and Assets, real and personal, reflected in the most recent balance sheet referred to in section 4.3(a), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes of such balance sheet, (ii) liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of BancGroup, the material structures and equipment of BancGroup comply in all material respects with the requirements of all applicable Laws.

     4.9 Subsidiaries. Each Subsidiary of BancGroup has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the jurisdiction of its incorporation and each Subsidiary has been duly qualified as a foreign corporation to transact business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon BancGroup and its Subsidiaries considered as one enterprise; each of the banking Subsidiaries of BancGroup has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent provided by the Federal Deposit Insurance Act; and the businesses of the non-bank Subsidiaries of BancGroup are permitted to subsidiaries of registered bank holding companies.

     4.10 Contracts. Neither BancGroup nor any of its Subsidiaries is in violation of its respective certificate of incorporation or bylaws or in Default in the performance or observance of any material obligation, agreement, covenant or condition contained in any Contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it or its property may be bound.

     4.11 Litigation. Except as disclosed in or reserved for in BancGroup's financial statements, there is no Litigation before or by any court or Agency, domestic or foreign, now pending, or, to the Knowledge of BancGroup, threatened against or affecting BancGroup or any of its Subsidiaries (nor is BancGroup aware of any facts which could give rise to any such Litigation) which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which is likely to have any Material Adverse Effect or prospective Material Adverse Effect, or which is likely to materially and adversely affect the properties or Assets thereof or which is likely to materially affect or delay the consummation of the transactions contemplated by this Agreement; all pending legal or governmental proceedings to which BancGroup or any Subsidiary is a party or of which any of their properties is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, are, considered in the aggregate, not material; and neither BancGroup nor any of its Subsidiaries have any contingent obligations which could be considered material to BancGroup and its Subsidiaries considered as one enterprise which are not disclosed in the Registration Statement as it may be amended or supplemented.

     4.12 Compliance. BancGroup and its Subsidiaries, in the conduct of their businesses, are to the Knowledge of BancGroup, in material compliance with all material federal, state or local Laws applicable to their or the conduct of their businesses.

     4.13 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Shareholders' Meeting, the Registration Statement, including the Proxy Statement which shall constitute a part thereof, will comply in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Proxy Statement made in reliance upon and in conformity with information furnished in writing to BancGroup by Acquired Corporation or any of its representatives expressly for use in the Proxy Statement or information included in the Proxy Statement regarding the business of Acquired Corporation, its operations, Assets and capital.

     4.14 SEC Filings. (a) BancGroup has heretofore delivered to Acquired Corporation copies of BancGroup's: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (ii) 1996 Annual Report to Shareholders; (iii) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997 and June 30, 1997; and (iv) any reports on Form 8-K, filed by BancGroup with the SEC since December 31, 1996. Since December 31, 1996, BancGroup has timely filed all reports and registration statements and the documents required to be filed with the SEC under the rules and regulations of the SEC and all such reports and registration statements or other documents have complied in all material respects, as of their respective filing dates and effective dates, as the case may be, with all the applicable requirements of the 1933 Act and the 1934 Act. As of the respective filing and effective dates, none of such reports or registration statements or other documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) The documents incorporated by reference into the Registration Statement, at the time they were filed with the SEC, complied in all material respects with the requirements of the 1934 Act and Regulations thereunder and when read together and with the other information in the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading at the time the Registration Statement becomes effective or at the time of the Shareholders Meeting.

     4.15 Form S-4. The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 have been or will be satisfied with respect to BancGroup and the Registration Statement.

     4.16 Brokers. All negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by BancGroup directly with Acquired Corporation and without the intervention of any other person, either as a result of any act of BancGroup or otherwise in such manner as to give rights to any valid claim against BancGroup for finders fees, brokerage commissions or other like payments, including any claim by any Person affiliated with any Party to this Agreement.

     4.17 Government Authorization. BancGroup and its Subsidiaries have all Permits that, to the Knowledge of BancGroup and its Subsidiaries, are or will be legally required to enable BancGroup or any of its Subsidiaries to conduct their businesses in all material respects as now conducted by each of them.

     4.18 Absence of Regulatory Communications. Neither BancGroup nor any of its Subsidiaries is subject to, or has received during the past three (3) years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised a material question concerning the condition, financial or otherwise, of such company.

     4.19 Disclosure. No representation or warranty, or any statement or certificate furnished or to be furnished to Acquired Corporation by BancGroup, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

                                   ARTICLE 5

       REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACQUIRED CORPORATION

     Acquired Corporation represents, warrants and covenants to and with BancGroup, as follows:

     5.1 Organization. Acquired Corporation is a Florida corporation, and the Bank is a national banking association. Each Acquired Corporation Company is duly organized, validly existing and in good standing under the respective Laws of its jurisdiction of incorporation and has all requisite power and authority to carry on its business as it is now being conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually, or in the aggregate, have a Material Adverse Effect.

     5.2 Capital Stock. (i) As of June 30, 1997, the authorized capital stock of Acquired Corporation consisted of 2,000,000 shares of common stock, $1.00 par value per share, 1,212,065 shares of which were issued and outstanding. All of such shares which are outstanding are validly issued, fully paid and nonassessable and not subject to preemptive rights. As of June 30, 1997, Acquired Corporation had 35,808 shares of its common stock subject to exercise at any time pursuant to stock options under its stock option plans. Except for the foregoing, and except for the Stock Option Agreement, Acquired Corporation does not have any other arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock, including the grant or issuance of Acquired Corporation Options.

     5.3 Subsidiaries. Except as set forth on Schedule 5.3, Acquired Corporation has no direct Subsidiaries other than the Bank, and there are no Subsidiaries of the Bank. Acquired Corporation owns all of the issued and outstanding capital stock of the Bank free and clear of any liens, claims or encumbrances of any kind except for the loan described below. All of the issued and outstanding shares of capital stock of the Subsidiaries have been validly issued and are fully paid and non-assessable. As of June 30, 1997, there were 1,000,000 shares of the preferred stock, par value $.10 per share, and 247,500 shares of common stock, par value $5.00 per share, of the Bank authorized, with 188,310 common shares and 285,000 shares of preferred issued and outstanding and wholly owned by Acquired Corporation. All of such shares of common stock and preferred stock are pledged by Acquired Corporation to National Bank of Commerce, Birmingham, Alabama, on a $6.0 million line of credit, $1.5 million of which is currently drawn down. The Bank has no arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock.

     5.4 Financial Statements; Taxes. (a) Acquired Corporation has delivered to BancGroup copies of the following financial statements of Acquired Corporation:

          (i) Consolidated statements of financial condition as of December 31, 1995 and 1996, and as of June 30, 1997;

          (ii) Consolidated statements of income for each of the three years ended December 31, 1994, 1995 and 1996, and for the six months ended June 30, 1997;

          (iii) Consolidated statements of shareholders' equity for each of the three years ended December 31, 1994, 1995, and 1996, and for the six months ended June 30, 1997; and

          (iv) Consolidated statements of cash flows for the three years ended December 31, 1994, 1995 and 1996.

     All of the foregoing financial statements are in all material respects in accordance with the books and records of Acquired Corporation and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except for changes required by GAAP, all as more particularly set forth in the notes to such statements. Each of such balance sheets presents fairly as of its date the financial condition of Acquired Corporation. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), Acquired Corporation did not have, as of the date of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of income, shareholders' equity and cash flows present fairly the results of operation, changes in shareholders equity and cash flows of Acquired Corporation for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of Acquired Corporation for the six months ended June 30, 1997, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

     (b) Except as set forth on Schedule 5.4(b), all Tax returns required to be filed by or on behalf of Acquired Corporation have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 5.4(a) are, to the Knowledge of Acquired Corporation, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign and other Taxes (including any interest or penalties) of Acquired Corporation accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which Acquired Corporation may at such dates have been liable in its own right or as a transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of Acquired Corporation, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liability of any sort has been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of Acquired Corporation. Acquired Corporation has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

     (c) Each Acquired Corporation Company has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation). Each Acquired Corporation Company is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under section 3406 of the Code.

     5.5 Absence of Certain Changes or Events. Except as set forth on Schedule 5.5, since the date of the most recent balance sheet provided under section 5.4(a)(i) above, no Acquired Corporation Company has

          (a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury) except shares of common stock issued upon the exercise of existing Acquired Corporation Options and shares issued as director's qualifying shares;

          (b) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except borrowings, obligations (including purchase of federal funds) and Liabilities incurred in the ordinary course of business and consistent with past practice;

          (c) paid any material obligation or Liability (absolute or contingent) other than current Liabilities reflected in or shown on the most recent balance sheet referred to in section 5.4(a)(i) and current Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

          (d) declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to shareholders, or purchased or redeemed, or agreed to purchase or redeem, directly or indirectly, or otherwise acquire, any of its outstanding securities, except that Acquired Corporation may pay cash dividends at its current rate and at times consistent with past practice, and provided further that such dividend rate may be increased by $0.02 per share per year;

          (e) except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

          (f) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

          (g) suffered any Losses or waived any rights of value which in either event in the aggregate are material considering its business as a whole;

          (h) except in the ordinary course of business, made or permitted any amendment or termination of any Contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

          (i) except in accordance with normal and usual practice, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

          (j) except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

          (k) received notice or had Knowledge or reason to believe that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect on its financial condition, results of operations, business, Assets or properties;

          (l) failed to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations;

          (m) entered into any other material transaction other than in the ordinary course of business; or

          (n) agreed in writing, or otherwise, to take any action described in clauses (a) through (m) above.

     Between the date hereof and the Effective Date, no Acquired Corporation Company, without the express written approval of BancGroup, will do any of the things listed in clauses (a) through (n) of this section 5.5 except as permitted therein or as contemplated in this Agreement, and no Acquired Corporation Company will enter into or amend any material Contract, other than Loans or renewals thereof entered into in the ordinary course of business, without the express written consent of BancGroup.

     5.6 Title and Related Matters. (a) Title. Acquired Corporation has good and marketable title to all the properties, interest in properties and Assets, real and personal, reflected in the most recent balance sheet referred to in section 5.4(a)(i), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes to such balance sheet, (ii) Liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of Acquired Corporation, the material structures and equipment of each Acquired Corporation Company comply in all material respects with the requirements of all applicable Laws.

     (b) Leases. Schedule 5.6(b) sets forth a list and description of all real and personal property owned or leased by any Acquired Corporation Company, either as lessor or lessee.

     (c) Personal Property. Schedule 5.6(c) sets forth a depreciation schedule of each Acquired Corporation Company's fixed Assets as of June 30, 1997.

     (d) Computer Hardware and Software. Schedule 5.6(d) contains a description of all agreements relating to data processing computer software and hardware now being used in the business operations of any Acquired Corporation Company. Acquired Corporation is not aware of any defects, irregularities or problems with any of its computer hardware or software which renders such hardware or software unable to satisfactorily perform the tasks and functions to be performed by them in the business of any Acquired Corporation Company.

     5.7 Commitments. Except as set forth in Schedule 5.7, no Acquired Corporation Company is a party to any oral or written (i) Contracts for the employment of any officer or employee which is not terminable on 30 days' (or less) notice, (ii) profit sharing, bonus, deferred compensation, savings, stock option, severance pay, pension or retirement plan, agreement or arrangement,
(iii) loan agreement, indenture or similar agreement relating to the borrowing of money by any Acquired Corporation Company, (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection, and guaranties made in the ordinary course of business, (v) consulting or other similar material Contracts, (vi) collective bargaining agreement, (vii) agreement with any present or former officer, director or shareholder of such party, or (viii) other Contract, agreement or other commitment which is material to the business, operations, property, prospects or Assets or to the condition, financial or otherwise, of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed have been made or will be made available to BancGroup for inspection.

     5.8 Charter and Bylaws. Schedule 5.8 contains true and correct copies of the articles of incorporation and bylaws of each Acquired Corporation Company, including all amendments thereto, as currently in effect. There will be no changes in such articles of incorporation or bylaws prior to the Effective Date, without the prior written consent of BancGroup.

     5.9 Litigation. Except as disclosed on Schedule 5.9, there is no Litigation (whether or not purportedly on behalf of Acquired Corporation) pending or, to the Knowledge of Acquired Corporation, threatened against or affecting any Acquired Corporation Company (nor does Acquired Corporation have Knowledge of any facts which are likely to give rise to any such Litigation) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, which involves the possibility of any judgment or Liability not fully covered by insurance in excess of a reasonable deductible amount or which may have a Material Adverse Effect on Acquired Corporation, and no Acquired Corporation Company is in Default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality, which Default would have a Material Adverse Effect on Acquired Corporation. To the Knowledge of Acquired Corporation, each Acquired Corporation Company has complied in all material respects with all material applicable Laws and Regulations including those imposing Taxes, of any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its properties and the conduct of its business, which, if not complied with, would have a Material Adverse Effect on Acquired Corporation.

     5.10 Material Contract Defaults. Except as disclosed on Schedule 5.10, no Acquired Corporation Company is in Default in any material respect under the terms of any material Contract, agreement, lease or other commitment which is or may be material to the business, operations, properties or Assets, or the condition, financial or otherwise, of such company and, to the Knowledge of Acquired Corporation, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such material Contract, agreement, lease or other commitment in respect of which adequate steps have not been taken to prevent such a Default from occurring.

     5.11 No Conflict with Other Instrument. Except as set forth on Schedule 5.11, the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a Default under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which any Acquired Corporation Company is a party and will not conflict with any provision of the charter or bylaws of any Acquired Corporation Company.

     5.12 Governmental Authorization. Each Acquired Corporation Company has all Permits that, to the Knowledge of Acquired Corporation, are or will be legally required to enable any Acquired Corporation Company to conduct its business in all material respects as now conducted by each Acquired Corporation Company.

     5.13 Absence of Regulatory Communications. Except as provided in Schedule 5.13, no Acquired Corporation Company is subject to, nor has any Acquired Corporation Company received during the past three years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised any material question concerning the condition, financial or otherwise, of such company.

     5.14 Absence of Material Adverse Change. To the Knowledge of Acquired Corporation, since the date of the most recent balance sheet provided under section 5.4(a)(i), there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on any Acquired Corporation Company.

     5.15 Insurance. Each Acquired Corporation Company has in effect insurance coverage and bonds with reputable insurers which, in respect to amounts, types and risks insured, management of Acquired Corporation reasonably believes to be adequate for the type of business conducted by such company. No Acquired Corporation Company is liable for any material retroactive premium adjustment. All insurance policies and bonds are valid, enforceable and in full force and effect, and no Acquired Corporation Company has received any notice of any material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, no Acquired Corporation Company has been refused any insurance coverage which it has sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums that do not result from any extraordinary loss experience. All policies of insurance presently held or policies containing substantially equivalent coverage will be outstanding and in full force with respect to each Acquired Corporation Company at all times from the date hereof to the Effective Date.

     5.16 Pension and Employee Benefit Plans. (a) To the Knowledge of Acquired Corporation, all employee benefit plans of each Acquired Corporation Company have been established in compliance with, and such plans have been operated in material compliance with, all applicable Laws. Except as set forth in Schedule 5.16, no Acquired Corporation Company sponsors or otherwise maintains a "pension plan" within the meaning of section 3(2) of ERISA or any other retirement plan other than the First National Bank of Florida at Bonita Springs Profit Sharing and 401(k) Plan that is intended to qualify under section 401 of the Code, nor do any unfunded Liabilities exist with respect to any employee benefit plan, past or present. To the Knowledge of Acquired Corporation, no employee benefit plan, any trust created thereunder or any trustee or administrator thereof has engaged in a "prohibited transaction," as defined in section 4975 of the Code, which may have a Material Adverse Effect on the condition, financial or otherwise, of any Acquired Corporation Company.

     (b) To the Knowledge of Acquired Corporation, no amounts payable to any employee of any Acquired Corporation Company will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code and regulations thereunder.

     5.17 Buy-Sell Agreement. To the Knowledge of Acquired Corporation, there are no agreements among any of its shareholders granting to any person or persons a right of first refusal in respect of the sale, transfer, or other disposition of shares of outstanding securities by any shareholder of Acquired Corporation, any similar agreement or any voting agreement or voting trust in respect of any such shares.

     5.18 Brokers. All negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by Acquired Corporation directly with BancGroup and without the intervention of any other person, either as a result of any act of Acquired Corporation, or otherwise, in such manner as to give rise to any valid claim against Acquired Corporation for a finder's fee, brokerage commission or other like payment, including any claim by any Person affiliated with any Party to this Agreement.

     5.19 Approval of Agreements. The board of directors of Acquired Corporation has approved this Agreement and the transactions contemplated by this Agreement and has authorized the execution and delivery by Acquired Corporation of this Agreement. Subject to the matters referred to in section 8.2, Acquired Corporation has full power, authority and legal right to enter into this Agreement, and, upon appropriate vote of the shareholders of Acquired Corporation in accordance with this Agreement, Acquired Corporation shall have full power, authority and legal right to consummate the transactions contemplated by this Agreement.

     5.20 Disclosure. No representation or warranty, nor any statement or certificate furnished or to be furnished to BancGroup by Acquired Corporation, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

     5.21 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Shareholders Meeting, the Registration Statement, including the Proxy Statement which shall constitute part thereof, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this section shall only apply to statements in or omissions from the Proxy Statement relating to descriptions of the business of Acquired Corporation, its Assets, properties, operations, and capital stock or to information furnished in writing by Acquired Corporation or its representatives expressly for inclusion in the Proxy Statement.

     5.22 Loans; Adequacy of Allowance for Loan Losses. All reserves for loan losses shown on the most recent financial statements furnished by Acquired Corporation have been calculated in accordance with prudent and customary banking practices and are adequate in all material respects to reflect the risk inherent in the loans of Acquired Corporation. Acquired Corporation has no Knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the loan loss reserve reflected in such financial statements. Each loan reflected as an Asset on the financial statements of Acquired Corporation is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors' rights generally and to general equitable principles and complies with the requirements of all Laws to which Acquired Corporation and its Subsidiaries are subject. Acquired Corporation does not have in its portfolio any loan exceeding its legal lending limit, and except as disclosed on Schedule 5.22(A), Acquired Corporation has no known significant delinquent, substandard, doubtful, loss, nonperforming or problem loans.
Schedule 5.22(B) sets forth a list of all loans made by any Acquired Corporation Company for which any shares of Acquired Corporation common stock serve as collateral. All certificates representing such shares that serve as collateral have been submitted to, and are currently held by the Bank, in its collateral vault, with proper indorsements or transfer powers.

     5.23 Environmental Matters. Except as provided in Schedule 5.23, to the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all Laws and other governmental requirements relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollution, or toxic, hazardous or other substance (the "Environmental Laws"), and Acquired Corporation has no Knowledge that any Acquired Corporation Company has not complied with all regulations and requirements promulgated by the Occupational Safety and Health Administration that are applicable to any Acquired Corporation Company. To the Knowledge of Acquired Corporation, there is no Litigation pending or threatened with respect to any violation or alleged violation of the Environmental Laws. To the Knowledge of Acquired Corporation, with respect to Assets of any Acquired Corporation Company, including any Loan Property, (i) there has been no spillage, leakage, contamination or release of any substances for which the appropriate remedial action has not been completed; (ii) no owned or leased property is contaminated with or contains any hazardous substance or waste; and (iii) there are no underground storage tanks on any premises owned or leased by any Acquired Corporation Company. Acquired Corporation has no Knowledge of any facts which might suggest that any Acquired Corporation Company has engaged in any management practice with respect to any of its past or existing borrowers which could reasonably be expected to subject any Acquired Corporation Company to any Liability, either directly or indirectly, under the principles of law as set forth in United States v. Fleet Factors Corp., 901 F.2d 1550 (11th Cir. 1990) or any similar principles. Moreover, to the Knowledge of Acquired

Corporation, no Acquired Corporation Company has extended credit, either on a secured or unsecured basis, to any person or other entity engaged in any activities which would require or requires such person or entity to obtain any Permits which are required under any Environmental Law which has not been obtained.

     5.24 Transfer of Shares. Acquired Corporation has no Knowledge of any plan or intention on the part of Acquired Corporation's shareholders to sell or otherwise dispose of any of the BancGroup Common Stock to be received by them in the Merger that would reduce such shareholders' ownership to a number of shares having, in the aggregate, a fair market value of less than fifty (50%) percent of the total fair market value of Acquired Corporation common stock outstanding immediately before the Merger.

     5.25 Collective Bargaining. There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between any Acquired Corporation Company and any union or labor organization covering any Acquired Corporation Company's employees and none of said employees are represented by any union or labor organization.

     5.26 Labor Disputes. To the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. No Acquired Corporation Company is or has been engaged in any unfair labor practice, and, to the Knowledge of Acquired Corporation, no unfair labor practice complaint against any Acquired Corporation Company is pending before the National Labor Relations Board. Relations between management of each Acquired Corporation Company and the employees are amicable and there have not been, nor to the Knowledge of Acquired Corporation, are there presently, any attempts to organize employees, nor to the Knowledge of Acquired Corporation, are there plans for any such attempts.

     5.27 Derivative Contracts. No Acquired Corporation Company is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security not included in Acquired Corporation's financial statements delivered under section 5.4 hereof which is a financial derivative contract (including various combinations thereof).

                                   ARTICLE 6

                              ADDITIONAL COVENANTS

     6.1 Additional Covenants of BancGroup. BancGroup covenants to and with Acquired Corporation as follows:

          (a) Registration Statement and Other Filings. BancGroup shall prepare and file with the SEC the Registration Statement on Form S-4 (or such other form as may be appropriate) and all amendments and supplements thereto, in form reasonably satisfactory to Acquired Corporation and its counsel, with respect to the Common Stock to be issued pursuant to this Agreement. BancGroup shall use reasonable good faith efforts to prepare all necessary filings with any Agencies which may be necessary for approval to consummate the transactions contemplated by this Agreement. Copies of all such filings shall be furnished in advance to Acquired Corporation and its counsel.

          (b) Blue Sky Permits. BancGroup shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities Law or "blue sky" Permits and approvals required to carry out the transactions contemplated by this Agreement.

          (c) Financial Statements.  BancGroup shall furnish to Acquired
     Corporation:

             (i) As soon as practicable and in any event within forty-five (45) days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of BancGroup for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of BancGroup as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

             (ii) Promptly upon receipt thereof, copies of all audit reports submitted to BancGroup by independent auditors in connection with each annual, interim or special audit of the books of BancGroup made by such accountants;

             (iii) As soon as practicable, copies of all such financial statements and reports as it shall send to its shareholders and of such regular and periodic reports as BancGroup may file with the SEC or any other Agency; and

             (iv) With reasonable promptness, such additional financial data as Acquired Corporation may reasonably request.

          (d) No Control of Acquired Corporation by BancGroup. Notwithstanding any other provision hereof, until the Effective Date, the authority to establish and implement the business policies of Acquired Corporation shall continue to reside solely in Acquired Corporation's officers and board of directors.

          (e) Listing. Prior to the Effective Date, BancGroup shall use its reasonable efforts to list the shares of BancGroup Common Stock to be issued in the Merger on the NYSE or other quotations system on which such shares are primarily traded.

          (f) Employee Benefit Matters. On the Effective Date, all employees of any Acquired Corporation Company shall, at BancGroup's option, either become employees of the Resulting Corporation or its Subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of this Agreement. All employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable Law, to participate in all benefit plans of Colonial Bank to the same extent as Colonial Bank employees, except as stated otherwise in this section. Employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be allowed to participate as of the Effective Date in the medical and dental benefits plan of Colonial Bank as new employees of Colonial Bank, and the time of employment of such employees who are employed at least 30 hours per week with any Acquired Corporation Company as of the Effective Date shall be counted as employment under such dental and medical plans of Colonial Bank for purposes of calculating any 30 day waiting period and pre-existing condition limitations. To the extent permitted by applicable Law, the period of service with the appropriate Acquired Corporation Company of all employees who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be recognized only for vesting and eligibility purposes under Colonial Bank's benefit plans. In addition, if the Effective Date falls within an annual period of coverage under any group health plan of the Resulting Corporation and its Subsidiaries, each such Acquired Corporation Company employee shall be given credit for covered expenses paid by that employee under comparable employee benefit plans of the Acquired Corporation Company during the applicable coverage period through the Effective Date towards satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under that group health plan of the Resulting Corporation and its Subsidiaries.

     6.2 Additional Covenants of Acquired Corporation. Acquired Corporation covenants to and with BancGroup as follows:

          (a) Operations. (i) Acquired Corporation will conduct its business and the business of each Acquired Corporation Company in a proper and prudent manner and will use its best efforts to maintain its relationships with its depositors, customers and employees. No Acquired Corporation Company will engage in any material transaction outside the ordinary course of business or make any material change in its accounting policies or methods of operation, nor will Acquired Corporation permit the occurrence of any change or event which would render any of the representations and warranties in Article 5 hereof untrue in any material respect at and as of the Effective Date with the same effect as though such representations and warranties had been made at and as of such Effective Date. Acquired Corporation shall contact any person who may be required to execute an undertaking under Section 10.5 hereof to request such undertaking and shall take all such reasonable steps as are necessary to obtain such undertaking. Acquired Corporation will take no action that would prevent or impede the Merger from qualifying (i) for pooling of interests accounting treatment or (ii) as a tax-free reorganization within the meaning of Section 368 of the Code.

             (ii) If requested by BancGroup, Acquired Corporation shall use its best efforts to cause all officers and directors that own any stock of Acquired Corporation and all other shareholders of Acquired Corporation who own more than five percent (5%) of Acquired Corporation Stock, to execute an acknowledgment that such person has no present plan, intention, or binding commitment to sell or otherwise dispose of the BancGroup Common Stock to be received by them in the Merger that would reduce such shareholders' ownership to a number of shares having, in the aggregate, a fair market value of less than fifty (50%) percent of the total fair market value of Acquired Corporation common stock outstanding immediately before the Merger within twelve (12) months after the Effective Date.

          (b) Shareholders Meeting; Best Efforts. Acquired Corporation will cooperate with BancGroup in the preparation of the Registration Statement and any regulatory filings and will cause the Shareholders Meeting to be held for the purpose of approving the Merger as soon as practicable after the effective date of the Registration Statement, and will use its best efforts to bring about the transactions contemplated by this Agreement, including shareholder approval of this Agreement, as soon as practicable unless this Agreement is terminated as provided herein.

          (c) Prohibited Negotiations. Except with respect to this Agreement and the transactions contemplated hereby, no Acquired Corporation Company nor any affiliate thereof nor any investment banker, attorney, accountant, or other representative (collectively, "Representatives") retained by an Acquired Corporation Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of Acquired Corporation's Board of Directors as advised in writing by counsel to such Board of Directors, no Acquired Corporation Company or any Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, and each Acquired Corporation Company shall direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing, but Acquired Corporation may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised in writing by counsel to such Board of Directors. Acquired Corporation shall promptly notify BancGroup orally and in writing in the event that any Acquired Corporation Company receives any inquiry or proposal relating to any such Acquisition Proposal. Acquired Corporation shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons other than BancGroup conducted heretofore with respect to any of the foregoing. Acquired Corporation shall enter unto the Stock Option Agreement with BancGroup dated as of the date of this Agreement.

          (d) Director Recommendation. The members of the Board of Directors of Acquired Corporation agree to support publicly the Merger.

          (e) Shareholder Voting. Acquired Corporation shall on the date of execution of this Agreement obtain and submit to BancGroup an agreement from its directors substantially in the form set forth in Exhibit A.

          (f) Financial Statements and Monthly Status Reports. Acquired Corporation shall furnish to BancGroup:

             (i) As soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of Acquired Corporation for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of Acquired Corporation as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

             (ii) Promptly upon receipt thereof, copies of all audit reports submitted to Acquired Corporation by independent auditors in connection with each annual, interim or special audit of the books of Acquired Corporation made by such accountants;

             (iii) As soon a practicable, copies of all such financial statements and reports as it shall send to its shareholders and of such regular and periodic reports as Acquired Corporation may file with the SEC or any other Agency;

             (iv) With reasonable promptness, such additional financial data as BancGroup may reasonably request; and

             (v) Within 10 calendar days after the end of each month (or, if the financial statements referred to in clause (d) are not then available, as soon as possible thereafter) commencing with the next calendar month following the date of this Agreement and ending at the Effective Date, a written description of (a) any non-compliance with the terms of this Agreement, together with its then current estimate of the out-of-pocket costs and expenses incurred or reasonably accruable in connection with the transactions contemplated by this Agreement; (b) the status, as of the date of the report, of all existing or threatened litigation against any Acquired Corporation Company; (c) copies of minutes of any meeting of the board of directors of any Acquired Corporation Company and any committee thereof occurring in the month for which such report is made, including all documents presented to the directors at such meetings; and
        (d) monthly financial statements, including a balance sheet and income statement.

          (g) Fiduciary Duties. Prior to the Effective Date, (i) no director or officer (each an "Executive") of any Acquired Corporation Company shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of any Acquired Corporation Company, (ii) all Executives, at all times, shall satisfy their fiduciary duties to Acquired Corporation and its Subsidiaries, and (iii) such Executives shall not (except as required in the course of his or her employment with any Acquired Corporation Company) communicate or divulge to, or use for the benefit of himself or herself or any other person, firm, association or corporation, without the express written consent of Acquired Corporation, any confidential information which is possessed, owned or used by or licensed by or to any Acquired Corporation Company or confidential information belonging to third parties which any Acquired Corporation Company shall be under obligation to keep secret or which may be communicated to, acquired by or learned of by the Executive in the course of or as a result of his or her employment with any Acquired Corporation Company.

          (h) Certain Practices.  (a) Beginning with the date of this Agreement,
     (i) Acquired Corporation shall consult with BancGroup and advise BancGroup in advance of all of the Bank's loan requests over $250,000 that are not single family residential loan requests or of any other loan request outside the normal course of business, (ii) Acquired Corporation shall furnish to BancGroup promptly upon their availability copies of all minutes of loan committee meetings of the Bank for meetings occurring after the date of this Agreement, and (iii) Acquired Corporation will consult with BancGroup to coordinate various business issues on a basis mutually satisfactory to Acquired Corporation and BancGroup. To accomplish the foregoing, Acquired Corporation shall make available to BancGroup office space for one representative of BancGroup to utilize from time to time during the term of this Agreement. BancGroup shall reimburse Acquired Corporation for all expenses reasonably associated with such space. Such representative shall respond on behalf of BancGroup to matters arising under clauses (i) and (iii) of the first sentence of this section and shall be available to attend board or loan committee meetings of the Bank when appropriate. Acquired Corporation and the Bank shall not be required to undertake any of such activities, however, except as such activities may be in compliance with existing Law and Regulations.

          (b) Schedule 6.2(h)(b) sets forth a list of all loans of any Acquired Corporation Company to any Person affiliated directly or indirectly with any Acquired Corporation Company, or any officer or employee of any Acquired Corporation Company, showing the identity of the borrower, identifying the collateral, and summarizing the material terms thereof. Between the date of this Agreement and the Effective Date, no Acquired Corporation Company shall alter the terms of any loan shown on Schedule 6.2(h)(b) (or any update to such schedule), or release, exchange or modify the collateral for such loans, without prior notice to and consultation with BancGroup. Schedule 6.2(h)(b) shall be updated by Acquired Corporation on a monthly basis.

             (i) Release or Alteration of Collateral. Between the date of this Agreement and the Effective Date, no Acquired Corporation Company will release any collateral for the loans listed on Schedule 5.22(B), or alter the terms of such loans or exchange or modify the collateral for such loans, except as may be required by Law, without prior notice to and consultation with BancGroup. Between the date of this Agreement and the Effective Date, Acquired Corporation shall collect all stock powers or indorsements relating to, and undertake all other actions necessary to perfect the security interest in, the collateral that is shown on
        Schedule 5.22 (B).

             (j) Investment Portfolio. Schedule 6.2(j) sets forth a list of all investments of any Acquired Corporation Company. Between the date of this Agreement and the Effective Date, Acquired Corporation will not make purchases for its investment portfolio without the prior written consent of BancGroup, except that such consent shall not be required for purchases of U.S. Treasuries, Agency Notes and Bonds, investment grade corporate notes with due dates of less than three years and Fed Funds.

                                   ARTICLE 7

                        MUTUAL COVENANTS AND AGREEMENTS

     7.1 Best Efforts; Cooperation. Subject to the terms and conditions herein provided, BancGroup and Acquired Corporation each agrees to use its best efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise, including, without limitation, promptly making required deliveries of shareholder lists and stock transfer reports and attempting to obtain all necessary Consents and waivers and regulatory approvals, including the holding of any regular or special board meetings, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. The officers of each Party to this Agreement shall fully cooperate with officers and employees, accountants, counsel and other representatives of the other Parties not only in fulfilling the duties hereunder of the Party of which they are officers but also in assisting, directly or through direction of employees and other persons under their supervision or control, such as stock transfer agents for the Party, the other Parties requiring information which is reasonably available from such Party.

     7.2 Press Release. Each Party hereto agrees that, unless approved by the other Parties in advance, such Party will not make any public announcement, issue any press release or other publicity or confirm any statements by any person not a party to this Agreement concerning the transactions contemplated hereby. Notwithstanding the foregoing, each Party hereto reserves the right to make any disclosure if such Party, in its reasonable discretion, deems such disclosure required by Law. In that event, such Party shall provide to the other Party the text of such disclosure sufficiently in advance to enable the other Party to have a reasonable opportunity to comment thereon.

     7.3 Mutual Disclosure. Each Party hereto agrees to promptly furnish to each other Party hereto its public disclosures and filings not precluded from disclosure by Law including but not limited to call reports, Form 8-K, Form 10-Q and Form 10-K filings, Y-3 applications, reports on Form Y-6, quarterly or special reports to shareholders, Tax returns, Form S-8 registration statements and similar documents.

     7.4 Access to Properties and Records. Each Party hereto shall afford the officers and authorized representatives of the other Party full access to the Assets, books and records of such Party in order that such other Parties may have full opportunity to make such investigation as they shall desire of the affairs of such

Party and shall furnish to such Parties such additional financial and operating data and other information as to its businesses and Assets as shall be from time to time reasonably requested. All such information that may be obtained by any such Party will be held in confidence by such party, will not be disclosed by such Party or any of its representatives except in accordance with this Agreement, and will not be used by such Party for any purpose other than the accomplishment of the Merger as provided herein.

     7.5 Notice of Adverse Changes. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.6. Second Due Diligence. Approximately 30 days prior to the Effective Date, the estimate of which BancGroup shall provide to Acquired Corporation in writing, BancGroup shall be permitted to conduct a second due diligence investigation of all Acquired Corporation Companies. The subject matter of such investigation shall be limited to matters arising or occurring since the completion of BancGroup's due diligence investigation conducted prior to the execution of this Agreement. BancGroup shall conduct such second due diligence in accordance with its standard loan review procedures, sampling and statistical methods. BancGroup shall notify Acquired Corporation in writing regarding any item that would cause BancGroup to terminate this Agreement under section 13.2(e), no later than 14 days prior to the scheduled Effective Date.

                                   ARTICLE 8

                    CONDITIONS TO OBLIGATIONS OF ALL PARTIES

     The obligations of BancGroup and Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction, in the sole discretion of the Party relying upon such conditions, on or before the Effective Date of all the following conditions, except as such Parties may waive such conditions in writing:

     8.1 Approval by Shareholders. At the Shareholders Meeting, this Agreement and the matters contemplated by this Agreement shall have been duly approved by the vote of the holders of not less than the requisite number of the issued and outstanding voting securities of Acquired Corporation as is required by applicable Law and Acquired Corporation's articles of incorporation and bylaws.

     8.2 Regulatory Authority Approval. Orders, Consents and approvals, in form and substance reasonably satisfactory to BancGroup and Acquired Corporation, shall have been entered by the Board of Governors of the Federal Reserve System and other appropriate bank regulatory Agencies (i) granting the authority necessary for the consummation of the transactions contemplated by this Agreement, including the merger of the Bank with Colonial Bank as structured pursuant to section 2.8 hereof and (ii) satisfying all other requirements prescribed by Law. No Order, Consent or approval so obtained which is necessary to consummate the transactions as contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of BancGroup would so materially adversely impact the economic benefits of the transaction as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

     8.3 Litigation. There shall be no pending or threatened Litigation in any court or any pending or threatened proceeding by any governmental commission, board or Agency, with a view to seeking or in which it is sought to restrain or prohibit consummation of the transactions contemplated by this Agreement or in which it is sought to obtain divestiture, rescission or damages in connection with the transactions contemplated by this Agreement and no investigation by any Agency shall be pending or threatened which might result in any such suit, action or other proceeding.

     8.4 Registration Statement. The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect; no proceedings for such purpose, or under the proxy rules of the SEC or any bank regulatory authority pursuant to the 1934 Act, with respect to the transactions contemplated hereby, shall be pending before or threatened by the SEC or any bank regulatory authority; and all approvals or authorizations for the offer of BancGroup Common Stock shall have been received or obtained pursuant to any applicable state securities Laws, and no stop order or proceeding with respect to the transactions contemplated hereby shall be pending or threatened under any such state Law.

     8.5 Tax Opinion. An opinion of Coopers & Lybrand L.L.P., shall have been received in form and substance reasonably satisfactory to the Acquired Corporation and BancGroup to the effect that (i) the Merger will constitute a "reorganization" within the meaning of section 368 of the Code; (ii) no gain or loss will be recognized by BancGroup or Acquired Corporation; (iii) no gain or loss will be recognized by the shareholders of Acquired Corporation who receive shares of BancGroup Common Stock except to the extent of any taxable "boot" received by such persons from BancGroup, and except to the extent of any dividends received from Acquired Corporation prior to the Effective Date; (iv) the basis of the BancGroup Common Stock received in the Merger will be equal to the sum of the basis of the shares of Acquired Corporation common stock exchanged in the Merger and the amount of gain, if any, which was recognized by the exchanging Acquired Corporation shareholder, including any portion treated as a dividend, less the value of taxable boot, if any, received by such shareholder in the Merger; (v) the holding period of the BancGroup Common Stock will include the holding period of the shares of Acquired Corporation common stock exchanged therefor if such shares of Acquired Corporation common stock were capital assets in the hands of the exchanging Acquired Corporation shareholder; and (vi) cash received by an Acquired Corporation shareholder in lieu of a fractional share interest of BancGroup Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of BancGroup Common Stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Acquired Corporation common stock was a capital asset in his or her hands as of the Effective Date).

                                   ARTICLE 9

               CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION

     The obligations of Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all the following conditions except as Acquired Corporation may waive such conditions in writing:

     9.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of Acquired Corporation, all representations and warranties of BancGroup contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of such Effective Date, and BancGroup shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

     9.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under section 4.3(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition or affairs of BancGroup which in their total effect constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of BancGroup which would impair the rights of Acquired Corporation or its shareholders pursuant to this Agreement.

     9.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, Acquired Corporation shall have received a certificate from the President or a Vice President and from the Secretary or Assistant Secretary of BancGroup dated as of the Closing certifying that:

          (a) the Board of Directors of BancGroup has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

          (b) each person executing this Agreement on behalf of BancGroup is an officer of BancGroup holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

          (c) the certificate of incorporation and bylaws of BancGroup referenced in section 4.4 hereof remain in full force and effect;

          (d) such persons have no knowledge of a basis for any material claim, in any court or before any Agency or arbitration or otherwise against, by or affecting BancGroup or the business, prospects, condition (financial or otherwise), or Assets of BancGroup which would prevent the performance of this Agreement or the transactions contemplated by this Agreement or declare the same unlawful or cause the rescission thereof;

          (e) to such persons' knowledge, the Proxy Statement delivered to Acquired Corporation's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need not express a statement as to information concerning or provided by Acquired Corporation for inclusion in such Proxy Statement); and

          (f) the conditions set forth in this Article 9 insofar as they relate to BancGroup have been satisfied.

     9.4 Opinion of Counsel. Acquired Corporation shall have received an opinion of Miller, Hamilton, Snider & Odom, L.L.C., counsel to BancGroup, dated as of the Closing, substantially in the form set forth in Exhibit B hereto.

     9.5 NYSE Listing. The shares of BancGroup Common Stock to be issued under this Agreement shall have been approved for listing on the NYSE.

     9.6 Other Matters. There shall have been furnished to such counsel for Acquired Corporation certified copies of such corporate records of BancGroup and copies of such other documents as such counsel may reasonably have requested for such purpose.

     9.7 Material Events. There shall have been no determination by the board of directors of Acquired Corporation that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or a general suspension of trading on the NYSE or any other exchange on which BancGroup Common Stock may be traded.

                                   ARTICLE 10

                     CONDITIONS TO OBLIGATIONS OF BANCGROUP

     The obligations of BancGroup to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all of the following conditions except as BancGroup may waive such conditions in writing:

     10.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of BancGroup, all representations and warranties of Acquired Corporation contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of the Effective Date, and Acquired Corporation shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

     10.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under section 5.4(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition, or affairs of Acquired Corporation which constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of Acquired Corporation which would impair BancGroup's rights pursuant to this Agreement.

     10.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, BancGroup shall have received a certificate from Acquired Corporation executed by the President or Vice President and from the Secretary or Assistant Secretary of Acquired Corporation dated as of the Closing certifying that:

          (a) the Board of Directors of Acquired Corporation has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

          (b) the shareholders of Acquired Corporation have duly adopted resolutions approving the substantive terms of the Merger and the transactions contemplated thereby and such resolutions have not been amended or modified and remain in full force and effect;

          (c) each person executing this Agreement on behalf of Acquired Corporation is an officer of Acquired Corporation holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

          (d) the articles of incorporation and bylaws of Acquired Corporation and the Bank referenced in section 5.8 hereof remain in full force and effect and have not been amended or modified since the date hereof;

          (e) to such persons' knowledge, the Proxy Statement delivered to Acquired Corporation's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need only express a statement as to information concerning or provided by Acquired Corporation for inclusion in such Proxy Statement); and

          (f) the conditions set forth in this Article 10 insofar as they relate to Acquired Corporation have been satisfied.

     10.4 Opinion of Counsel. BancGroup shall have received an opinion of Schifino & Fleischer, P.A., counsel to Acquired Corporation, dated as of the Closing, substantially as set forth in Exhibit C hereto.

     10.5 Controlling Shareholders. Each shareholder of Acquired Corporation who may be an "affiliate" of Acquired Corporation, within the meaning of Rule 145 of the general rules and regulations under the 1933 Act shall have executed and delivered an agreement satisfactory to BancGroup to the effect that such person shall not make a "distribution" (within the meaning of Rule 145) of the Common Stock which he receives upon the Effective Date and that such Common Stock will be held subject to all applicable provisions of the 1933 Act and the rules and regulations of the SEC thereunder, and that such person will not sell or otherwise reduce risk relative to any shares of BancGroup Common Stock received in the Merger until financial results concerning at least 30 days of post-Merger combined operations have been published by BancGroup within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. Acquired Corporation recognizes and acknowledges that BancGroup Common Stock issued to such persons may bear a legend evidencing the agreement described above.

     10.6 Other Matters. There shall have been furnished to counsel for BancGroup certified copies of such corporate records of Acquired Corporation and copies of such other documents as such counsel may reasonably have requested for such purpose.

     10.7 Dissenters. The number of shares as to which shareholders of Acquired Corporation have exercised dissenters rights of appraisal under section 3.6 does not exceed 10 percent of the outstanding shares of common stock of Acquired Corporation.

     10.8 Material Events. There shall have been no determination by the board of directors of BancGroup that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or general suspension of trading on the NYSE or any exchange on which BancGroup Common Stock may be traded.

     10.9 Employment Agreement. An employment agreement, in form and substance reasonably satisfactory to BancGroup, shall have been executed between BancGroup and Richard Garner.

     10.10 Pooling of Interest. BancGroup shall have received the written opinion of Coopers & Lybrand, L.L.P., that the Merger will qualify for the pooling of interests method of accounting under generally accepted accounting principles.

                                   ARTICLE 11

                 TERMINATION OF REPRESENTATIONS AND WARRANTIES

     All representations and warranties provided in Articles 4 and 5 of this Agreement or in any closing certificate pursuant to Articles 9 and 10 shall terminate and be extinguished at and shall not survive the Effective Date. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Date shall survive such Effective Date and be binding upon such Party. If the Merger is not consummated, all representations, warranties, obligations, covenants, or agreements hereunder or in any certificate delivered hereunder relating to the transaction which is not consummated shall be deemed to be terminated or extinguished, except that the last sentences of Sections 7.4 and 6.2(c), and sections 7.2, 13.3, Article 11, Article 12, Article 15 and any applicable definitions of Article 14, shall survive. Items disclosed in the Exhibits and Schedules attached hereto are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate.

                                   ARTICLE 12
                                    NOTICES

     All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given at the time given or mailed, first class postage prepaid:

          (a) If to Acquired Corporation to David Crockett, 20 Circuit Avenue, Wellfleet, Massachusetts 02667, facsimile 508-349-1396, with copies to William J. Schifino, Esq., Schifino & Fleischer, P.A., One Tampa City Center, Suite 2700, 201 North Franklin Street, Tampa, Florida 33602, facsimile (813) 223-3070, or as may otherwise be specified by Acquired Corporation in writing to BancGroup.

          (b) If to BancGroup, to W. Flake Oakley, IV, One Commerce Street, Suite 803, Montgomery, Alabama, 36104, facsimile (334) 240-5019, with a copy to Michael D. Waters, Miller, Hamilton, Snider & Odom, L.L.C., One Commerce Street, Suite 802, Montgomery, Alabama 36104, facsimile (334) 265-4533, or as may otherwise be specified in writing by BancGroup to Acquired Corporation.

                                   ARTICLE 13

                            AMENDMENT OR TERMINATION

     13.1 Amendment. This Agreement may be amended by the mutual consent of BancGroup and Acquired Corporation before or after approval of the transactions contemplated herein by the shareholders of Acquired Corporation.

     13.2 Termination. This Agreement may be terminated at any time prior to or on the Effective Date whether before or after action thereon by the shareholders of Acquired Corporation, as follows:

          (a) by the mutual consent of the respective boards of directors of Acquired Corporation and BancGroup;

          (b) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Merger under the standard set forth in section 10.1 of this Agreement in the case of BancGroup and section 9.1 of this Agreement in the case of Acquired Corporation;

          (c) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach, or if any of the conditions to the obligations of such Party contained in this Agreement in Article 9 as to Acquired Corporation or Article 10 as to BancGroup shall not have been satisfied in full;

          (d) by the board of directors of either BancGroup or Acquired Corporation if all transactions contemplated by this Agreement shall not have been consummated on or prior to February 28, 1998 (but if all Federal Regulatory approvals (including the Form S-4 having been declared effective by the SEC) have not been granted prior to December 31, 1997, then the February 28, 1998 deadline shall be extended to April 30, 1998), if the failure to consummate the transactions provided for in this Agreement on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this section 13.2(d); or

          (e) by the board of directors of BancGroup if, in the sole judgement of BancGroup, as a result of the second due diligence undertaken by BancGroup in accordance with section 7.6 hereof, BancGroup has determined that a Material Adverse Effect on Acquired Corporation or the Bank has occurred.

     13.3 Damages.  In the event a Party terminates this Agreement pursuant to
Section 13.2 because of a breach of this Agreement by the other Party, the Party in breach shall be liable to the terminating Party for damages, including out-of-pocket expenses and reasonable attorney's fees. In other cases of termination, and subject to Section 6.2, the expenses incurred shall be borne as set forth in section 15.1 hereof.

                                   ARTICLE 14

                                  DEFINITIONS

     (a) The following terms, which are capitalized in this Agreement, shall have the meanings set forth below for the purpose of this Agreement:

Acquired Corporation.......  South Florida Banking Corp., a Florida corporation.

Acquired Corporation
  Company..................  Shall mean Acquired Corporation, the Bank, any
                             Subsidiary of Acquired Corporation or the Bank, or any entity acquired as a Subsidiary of Acquired Corporation or the Bank in the future and owned by Acquired Corporation or the Bank at the Effective Date.

Acquired Corporation
  Options..................  Options respecting the issuance of a maximum of
                             35,308 shares of Acquired Corporation common stock pursuant to Acquired Corporation's stock option plans.

Acquired Corporation
  Stock....................  Shares of common stock, par value $1.00 per share, of Acquired Corporation.

Acquisition Proposal.......  Shall mean, with respect to a Party, any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

Agencies...................  Shall mean, collectively, the Federal Trade
                             Commission, the United States Department of
                             Justice, the Board of the Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, HUD, the VA, the FHA, the GNMA, the FNMA, the FHLMC, the NYSE, and the SEC.

Agreement..................  Shall mean this Agreement and Plan of Merger and the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference.

Assets.....................  Of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

BancGroup..................  The Colonial BancGroup, Inc., a Delaware
                             corporation with its principal offices in Montgomery, Alabama.

Bank.......................  First National Bank of Florida at Bonita Springs, a
                             national banking association.

Closing....................  The submission of the certificates of officers, legal opinions and other actions required to be taken in order to consummate the Merger in accordance with this Agreement.

Code.......................  The Internal Revenue Code of 1986, as amended.

Common Stock...............  BancGroup's Common Stock authorized and defined in the restated certificate of incorporation of BancGroup, as amended.

Consent....................  Any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

Contract...................  Any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

Default....................  Shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

DGCL.......................  The Delaware General Corporation Law.

Effective Date.............  Means the date and time at which the Merger becomes effective as defined in section 2.7 hereof.

Environmental Laws.........  Means the laws, regulations and governmental requirements referred to in section 5.23 hereof.

ERISA......................  The Employee Retirement Income Security Act of
                             1974, as amended.

Exchange Ratio.............  Shall mean 1.5746, unless certain loans reflected on Schedule 3.1(a)(ii) have been repaid in accordance with Section 3.1(a)(ii), in which case the Exchange Ratio shall be 1.5908 for all purposes under this Agreement.

Exhibits...................  A through C, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

FBCA.......................  The Florida Business Corporation Act

GAAP.......................  Means generally accepted accounting principles applicable to banks and bank holding companies.

Knowledge..................  Means the actual knowledge of the Chairman,
                             President, Chief Financial Officer, Chief
                             Accounting Officer, Chief Credit Officer, General Counsel or any Senior or Executive Vice President of BancGroup, in the case of knowledge of BancGroup, or of Acquired Corporation and the Bank, in the case of knowledge of Acquired Corporation.

Law........................  Any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Agency.

Liability..................  Any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

Lien.......................  Any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens in the form of easements and restrictive covenants on real property which do not materially adversely affect the use of such property by the current owner thereof.

Litigation.................  Any action, arbitration, complaint, criminal prosecution, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding relating to or affecting a Party, its business, its Assets

                             (including Contracts related to it), or the transactions contemplated by this Agreement.

Loan Property..............  Any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

Loss.......................  Any and all direct or indirect payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, losses, diminution in the value of Assets, damages, punitive, exemplary or consequential damages (including, but not limited to, lost income and profits and interruptions of business), liabilities, costs, expenses (including without limitation, reasonable attorneys' fees and expenses, and consultant's fees and other costs of defense or investigation), and interest on any amount payable to a third party as a result of the foregoing.

material...................  For purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

Material Adverse Effect....  On a Party shall mean an event, change or occurrence which has a material adverse impact on
                             (i) the financial position, Assets, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse impact" shall not be deemed to include the impact of (x) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (y) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, and (z) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

Merger.....................  The merger of Acquired Corporation with BancGroup as contemplated in this Agreement.

Merger Consideration.......  The distribution of BancGroup Common Stock for each share of Acquired Corporation Stock as provided in
                             section 3.1(a) hereof.

NYSE.......................  The New York Stock Exchange.

Order......................  Any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Agency.

Party......................  Shall mean Acquired Corporation or BancGroup, and
                             "Parties" shall mean both Acquired Corporation and BancGroup.

Permit.....................  Any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

Person.....................  A natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

Proxy Statement............  The proxy statement used by Acquired Corporation to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of BancGroup relating to the issuance of the BancGroup Common Stock to the shareholders of Acquired Corporation.

Registration Statement.....  The registration statement on Form S-4, or such other appropriate form, to be filed with the SEC by BancGroup, and which has been agreed to by Acquired Corporation, to register the shares of BancGroup Common Stock offered to shareholders of the Bank pursuant to his Agreement, including the Proxy Statement.

Resulting Corporation......  BancGroup, as the surviving corporation resulting from the Merger.

SEC........................  United States Securities and Exchange Commission.

Stock Option Agreement.....  The agreement dated as of the date hereof between
                             BancGroup and Acquired Corporation granting to BancGroup the right to acquire up to 19.9% of Acquired Corporation common stock.

Shareholders Meeting.......  The special meeting of shareholders of Acquired
                             Corporation called to approve the transactions contemplated by this Agreement.

Subsidiaries...............  Shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

Tax or Taxes...............  Means any federal, state, county, local, foreign, and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

1933 Act...................  The Securities Act of 1933, as amended.

1934 Act...................  The Securities Exchange Act of 1934, as amended.

                                   ARTICLE 15

                                 MISCELLANEOUS

     15.1 Expenses. Each Party hereto shall bear its own legal, auditing, trustee, investment banking, regulatory and other expenses in connection with this Agreement and the transactions contemplated hereby.

     15.2 Benefit. This Agreement shall inure to the benefit of and be binding upon Acquired Corporation and BancGroup, and their respective successors. This Agreement shall not be assignable by any Party without the prior written consent of the other Party.

     15.3 Governing Law. This Agreement shall be governed by, and construed in accordance with the Laws of the State of Alabama without regard to any conflict of Laws.

     15.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each Party thereto.

     15.5 Headings. The headings of the various articles and sections of this Agreement are for convenience of reference only and shall not be deemed a part of this Agreement or considered in construing the provisions thereof.

     15.6 Severability. Any term or provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining terms and provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction, and if any term or provision of this Agreement is held by any court of competent jurisdiction to be void, voidable, invalid or unenforceable in any given circumstance or situation, then all other terms and provisions, being severable, shall remain in full force and effect in such circumstance or situation and the term or provision shall remain valid and in effect in any other circumstances or situation.

     15.7 Construction. Use of the masculine pronoun herein shall be deemed to refer to the feminine and neuter genders and the use of singular references shall be deemed to include the plural and vice versa, as appropriate. No inference in favor of or against any Party shall be drawn from the fact that such Party or such Party's counsel has drafted any portion of this Agreement.

     15.8 Return of Information. In the event of termination of this Agreement prior to the Effective Date, each Party shall return to the other, without retaining copies thereof, all confidential or non-public documents, work papers and other materials obtained from the other Party in connection with the transactions contemplated in this Agreement and shall keep such information confidential, not disclose such information to any other person or entity, and not use such information in connection with its business.

     15.9 Equitable Remedies. The parties hereto agree that, in the event of a breach of this Agreement by either Party, the other Party may be without an adequate remedy at law owing to the unique nature of the contemplated transactions. In recognition thereof, in addition to (and not in lieu of) any remedies at law that may be available to the non-breaching Party, the non-breaching Party shall be entitled to obtain equitable relief, including the remedies of specific performance and injunction, in the event of a breach of this Agreement by the other Party, and no attempt on the part of the non-breaching Party to obtain such equitable relief shall be deemed to constitute an election of remedies by the non-breaching Party that would preclude the non-breaching Party from obtaining any remedies at law to which it would otherwise be entitled.

     15.10 Attorneys' Fees. If any Party hereto shall bring an action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its costs and expenses incurred in connection with such action (including fees, disbursements and expenses of attorneys and costs of investigation).

     15.11 No Waiver. No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or Default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or Default, nor shall it be construed to be a wavier of any such right, power or remedy, or an acquiescence in any similar breach or Default; nor shall any waiver of any single breach or Default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Agreement must be in writing and be executed by the Parties to this Agreement and shall be effective only to the extent specifically set forth in such writing.

     15.12 Remedies Cumulative. All remedies provided in this Agreement, by law or otherwise, shall be cumulative and not alternative.

     15.13 Entire Contract. This Agreement and the documents and instruments referred to herein constitute the entire contract between the parties to this Agreement and supersede all other understandings with respect to the subject matter of this Agreement.

     IN WITNESS WHEREOF, Acquired Corporation and BancGroup have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

ATTEST:                                                     SOUTH FLORIDA BANKING CORP.

BY:   /s/ Josephine Hogue                                   BY:   /s/ John N. Elder
   --------------------------------------------------          --------------------------------------------------


ITS:  Secretary                                             ITS:  Executive Vice President & C.F.O.
      -----------------------------------------------           -------------------------------------------------

(CORPORATE SEAL)

ATTEST:                                                     THE COLONIAL BANCGROUP, INC.

BY:   /s/ Donna R. Piel                                     BY:   /s/ W. Flake Oakley, IV
   --------------------------------------------------          --------------------------------------------------

ITS:  Assistant Secretary                                   ITS:  Chief Financial Officer
      -------------------------------------------------         -------------------------------------------------
(CORPORATE SEAL)

                                                                      APPENDIX B

     607.1301 DISSENTER'S RIGHTS; DEFINITIONS. -- The following definitions apply to sec.sec. 607.1302 and 607.1302 and 607.1320:

          (1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

          (3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to sec. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

     607.1302 RIGHT OF SHAREHOLDERS TO DISSENT. -- (1) Any shareholder has the right to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party:

             1. If the shareholder is entitled to vote on the merger, or

             2. If the corporation is a subsidiary that is merged with its parent under sec. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of 607.1104;

          (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to sec. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale of cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

          (c) As provided in sec. 607.0902(11), the approval of a control-share acquisition;

          (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

          (e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

             1. Altering or abolishing any preemptive rights attached to any of his shares;

             2. Altering or abolishing the voting rights pertaining to any of his shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

             3. Effecting an exchange, cancellation, or reclassification of any of his shares, when such exchange, cancellation, or reclassification would alter or abolish his voting rights or alter his percentage or equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

             4. Reducing the stated redemption price of any of his redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his shares, or making any of his shares subject to redemption when they are not otherwise redeemable;

             5. Making noncumulative, in whole or in part, dividends of any of his preferred shares which had theretofore been cumulative;

             6. Reducing the stated dividend preference to any of his preferred shares; or

             7. Reducing any stated preferential amount payable on any of his preferred shares upon voluntary or involuntary liquidation; or

          (f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his shares.

             (2) A shareholder dissenting from any amendment specified in paragraph (1)(e) has the right to dissent only as to those of his shares which are adversely affected by the amendment.

             (3) A Shareholder may dissent as to less than all the shares registered in his name. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

             (4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on a interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

             (5) A shareholder entitled to dissent and obtain payment for his shares under this section may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     607.1320 PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS. -- (1)(a) If a proposed corporate section creating dissenters' rights under sec. 607.1320 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of sec.sec. 607.1301, 607.1302, and 607.1320. A shareholder who wishers to assert dissenter's rights shall:

          1. Deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated, and

          2. Not vote his shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

     (b) If proposed corporate action creating dissenters' rights under sec. 607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of sec.sec. 607.1301, 607,1302, and 607.1320 to each shareholder simultaneously with any request for his written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

     (2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his shares pursuant to paragraph
(1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

     (3) Within 20 days after the giving of notice to him, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating his name and address, the number, classes, and series of shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder's election to dissent is filed with the corporation.

     (4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his shares shall cease, and he shall be reinstated to have all right of such shareholder to be paid the fair value of his shares shall cease, and he shall be reinstated to have all his rights as a shareholder as of the filing of his notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceeding that may have been taken in the interim, if:

          (a) Such demand is withdrawn as provided in this section;

          (b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

          (c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

     (d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

     (5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

          (a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

          (b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

     (6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

     (7) If the corporation fails to make such offer within the period specific therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

     (8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

     (9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

     (10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this action, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

                                                                      APPENDIX C

                             STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT, dated as of September 4, 1997 (the "Agreement"), by and between South Florida Banking Corp., a Florida corporation ("Issuer"), and The Colonial BancGroup, Inc., a Delaware corporation ("Grantee").

     WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Merger dated as of September 4, 1997 (the "Merger Agreement"), providing for, among other things, the merger of Issuer with and into Grantee, with Grantee as the surviving corporation; and

     WHEREAS, as a condition and inducement to Grantee's execution of the Merger Agreement, Grantee has required that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below);

     NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, Issuer and Grantee agree as follows:

          1. Defined Terms. Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

          2. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase from time to time up to 230,292 shares (as adjusted as set forth herein) (the "Option Shares"), of Common Stock, par value $1.00 per share ("Issuer Common Stock"), of Issuer at a purchase price per Option Share (the "Purchase Price") equal to $38.00; provided, however, that in no event shall the number of shares for which this option is exercisable exceed 19% of the outstanding shares of Issuer Common Stock.

          3. Exercise of Option

             (a) Provided that (i) Grantee shall not be in material breach of the agreements or covenants contained in this Agreement or the Merger Agreement, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, Grantee may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event (as defined below); provided that the Option shall terminate and be of no further force or effect upon the earliest to occur of (A) the Effective Date, or (B) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event, (C) termination of the Merger Agreement in accordance with the terms thereof after the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Merger Agreement by Grantee due to a material breach by Issuer in accordance with Section 13.2(b) of the Merger Agreement or a termination due to the failure to fulfill conditions set forth in Sections 8.1, 10.1, 10.3, 10.4, 10.6, 10.7, 10.9 or 10.10 of the Merger Agreement), or
        (D) twelve months after termination of the Merger Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event, provided that the termination of the Merger Agreement was due to one of the reasons listed in the parenthetical of Clause (C) above; and provided further, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law including, without limitation, the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The rights set forth in Section 8 shall terminate when the right to exercise the Option terminates (other than as a result of a complete exercise of the Option) as set forth herein.

             (b) As used herein, a "Purchase Event" means any of the following events:

                (i) Without Grantee's prior written consent, Issuer shall have authorized, recommended, publicly proposed, or publicly announced an intention to authorize, recommend, or propose, or shall have entered into any agreement with any person (other than Grantee or any subsidiary of Grantee) to effect an Acquisition Transaction (as defined below). As used herein, the term Acquisition Transaction shall mean (A) a merger, consolidation, or other business combination involving Issuer, (B) the disposition, by sale, lease, exchange, or otherwise, of assets of Issuer or any of its subsidiaries representing in either case all or substantially all of the consolidated assets of Issuer, or (C) the issuance, sale, or other disposition of (including by way of merger, consolidation, share exchange, or any similar transaction) securities representing 25% or more of the voting power of Issuer; or

                (ii) any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "1934 Act")) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the 1934
           Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the then outstanding shares of Issuer Common Stock.

             (c) As used herein, a "Preliminary Purchase Event" means any of the following events:

                (i) any person (other than Grantee or any subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the 1934 Act), or shall have filed a registration statement under the 1933 Act with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 25% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

                (ii) (1) the holders of Issuer Common Stock shall not have approved the Merger Agreement at the meeting of such stockholders held for the purpose of voting on the Merger Agreement, (2) such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement (unless caused by the failure to obtain Agency approvals), (3) the Issuer's Board of Directors or any person representing such Board shall have commenced negotiations with any person other than Grantee regarding an Acquisition Transaction, or (4) Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced (or otherwise disclosed to the Issuer prior to such public announcement) that any person (other than Grantee or any subsidiary of Grantee) shall have (A) made, or disclosed to Issuer an intention to make, a proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the 1933 Act with respect to an Exchange Offer, or (C) filed an application (or given a notice), whether in draft or final form, under the BHC Act, the Bank Merger Act, or the Change in Bank Control Act of 1978, or other appropriate banking agency, for approval to engage in an Acquisition Transaction.

As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the 1934 Act.

             (d) In the event Grantee wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 15 business days from the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"). If prior notification to or approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or any other regulatory authority is required in connection with such purchase, Issuer shall cooperate with Grantee in the filing of the required notice or application for approval and the obtaining of such approval and the Closing shall occur immediately following such regulatory approvals (and any mandatory waiting periods).

          4. Payment and Delivery of Certificates

             (a) On each Closing Date, Grantee shall (i) pay to Issuer, in immediately available funds by wire transfer to a bank account designated by Issuer, an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased on such Closing Date, and
        (ii) present and surrender this Agreement to the Issuer at the address of the Issuer specified in Section 11(f) hereof.

             (b) At each Closing, simultaneously with the delivery of immediately available funds and surrender of this Agreement as provided in Section 4(a), (i) Issuer shall deliver to Grantee (A) a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all liens, claims, charges, and encumbrances of any kind whatsoever and subject to no pre-emptive rights, and (B) if the Option is exercised in part only, an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Issuer Common Stock purchasable hereunder, and (ii) Grantee shall deliver to Issuer a letter agreeing that Grantee shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable federal and state law or of the provisions of this Agreement.

             (c) In addition to any other legend that is required by applicable law, certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

               THE STOCK REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE LAW AND THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF SEPTEMBER 4, 1997. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR.

It is understood and agreed that: (i) the reference to restrictions arising under the 1933 Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the United States Securities and Exchange Commission ("SEC"), or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the 1933 Act; and (ii) the reference to restrictions pursuant to this Agreement in the above legend shall be removed by delivery of a substitute certificate without such reference if the Option Shares evidenced by such certificate containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

          5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

             (a) Issuer has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Issuer. This Agreement has been duly executed and delivered by Issuer.

             (b) Issuer has taken all necessary corporate and other action to authorize and reserve and to permit it to issue (and at all times from the date hereof until the obligation to deliver Issuer Common Stock upon the exercise of the Option terminates, will have reserved for issuance), upon exercise of the Option, the number of shares of Issuer Common Stock necessary for Grantee to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 7 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable pursuant to Section 7, upon issuance pursuant hereto, shall be duly and validly issued, fully paid and nonassessable, and shall be delivered free and clear of all liens, claims, charges, and encumbrances of any kind or nature whatsoever, including any statutory preemptive rights of any stockholder of Issuer.

          6. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that:

             (a) Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

             (b) This Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the 1933 Act.

          7. Adjustment upon Changes in Capitalization, etc.

             (a) In the event of a change in Issuer Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, subject to the limitation set forth in Section 2 hereof, and proper provision shall be made in the agreements governing such transaction so that Grantee shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 7(a) or a sale of the Issuer Common Stock for cash at its fair market value), the number of shares of Issuer Common Stock subject to the Option shall be adjusted so that, after such issuance, the shares of Issuer Common Stock subject to the Option, together with any shares of Issuer Common Stock previously issued pursuant hereto, equal 19% of the number of shares of Issuer Common Stock then issued and outstanding.

             (b) In the event that Issuer shall enter into an agreement: (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger; (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of the Issuer or any other person or cash or any other property or the outstanding shares of Issuer Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or
        (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Grantee, of either (x) the Acquiring Corporation (as defined below), (y) any person that controls the Acquiring Corporation, or (z) in the case of a merger described in clause (ii), the Issuer (in each case, such person being referred to as the "Substitute Option Issuer").

             (c) The Substitute Option shall have the same terms as the Option, provided that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee. The Substitute Option Issuer shall also enter into an agreement with the then-holder or holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

             (d) The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock (as hereinafter defined) as is equal to the Assigned Value (as hereinafter defined) multiplied by the number of shares of the Issuer Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as hereinafter defined). The exercise price of the Substitute Option per share of the Substitute Common Stock (the "Substitute Purchase Price") shall then be equal to the Purchase Price multiplied by a fraction in which the numerator is the number of shares of the Issuer Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares for which the Substitute Option is exercisable.

             (e) The following terms have the meanings indicated:

                (i) "Acquiring Corporation" shall mean (x) the continuing or surviving corporation of a consolidation or merger with the Issuer (if other than the Issuer), (y) the Issuer in a merger in which the Issuer is the continuing or surviving person, and (z) the transferee of all or substantially all of the Issuer's assets.

                (ii) "Substitute Common Stock" shall mean the common stock issued by the Substitute Option Issuer upon exercise of the Substitute Option.

                (iii) "Assigned Value" shall mean the highest of (x) the price per share of the Issuer Common Stock at which a Tender Offer or Exchange Offer therefor has been made by any person after the date hereof (other than Grantee), (y) the price per share of the Issuer Common Stock to be paid by any person (other than the Grantee) pursuant to an agreement with the Issuer, or (z) the highest closing sales price per share of Issuer Common Stock quoted on the National Association of Securities Dealers Automated Quotation National Market System ("NASDAQ/NMS") (or if Issuer Common Stock is not quoted on the NASDAQ/NMS, the highest bid price per share on any day as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by Grantee or, if there is no such information available, the value of such shares as determined by a nationally recognized investment banking firm selected by Grantee) within the six-month period immediately preceding the Agreement; provided, however, that in the event of a sale of all or substantially all of the Issuers' assets, the Assigned Value shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of the Issuer as determined by a nationally recognized investment banking firm selected by Grantee (or by a majority in interest of the Grantees if there shall be more than one Grantee (a "Grantee Majority")), divided by the number of shares of the Issuer Common Stock outstanding at the time of such sale.

                (iv) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event-higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger, or sale, provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the Issuer, the person merging into the Issuer or by any company which controls or is controlled by such merger person, as Grantee may elect, and provided further that if there is no such trading information available, the price of such shares shall be determined by a nationally recognized investment banking firm selected by Grantee.

             (f) In no event pursuant to any of the foregoing paragraphs shall the Substitute Option be exercisable for more than 19% of the aggregate of the shares of the Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19% of the aggregate of the shares of Substitute Common Stock but for this clause (f), the Substitute Option Issuer shall make a cash payment to Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (f) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (f). This difference in value shall be determined by a nationally recognized investment banking firm selected by Grantee (or a Grantee Majority).

             (g) Issuer shall not enter into any transaction described in subsection (b) of this Section 7 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assumes in writing all the obligations of Issuer hereunder and takes all other actions that may be necessary so that the provisions of this Section 7 are given full force and effect (including, without limitation, any action that may be necessary so that the shares of Substitute Common Stock are in no way distinguishable from or have lesser economic value than other shares of common stock issued by the Substitute Option Issuer) (other than any diminution in value resulting from the fact that the shares of Substitute Common Stock are restricted securities as defined in Rule 144 under the 1933 Act or any successor provision).

             (h) The provisions of Sections 8, 9, and 10 shall apply, with appropriate adjustments, to any securities for which the Option becomes exercisable pursuant to this Section 7 and, as applicable, references in such sections to "Issuer," "Option," "Purchase Price," and "Issuer Common Stock" shall be deemed to be references to "Substitute Option Issuer," "Substitute Option," "Substitute Purchase Price," and "Substitute Common Stock," respectively.

          8. Repurchase at the Option of Grantee

             (a) Subject to the last sentence of Section 3(a), at the request of Grantee at any time commencing upon the first occurrence of a Repurchase Event (as defined in Section 8(d)) and ending 30 days immediately thereafter, Issuer shall, to the extent permitted by applicable law, repurchase from Grantee the Option and all shares of Issuer Common Stock purchased by Grantee pursuant hereto with respect to which Grantee then has beneficial ownership. The date on which Grantee exercises its right under this Section 8 is referred to as the "Request Date". Such repurchase shall be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

                (i) the aggregate Purchase Price paid by Grantee for any shares of Issuer Common Stock acquired pursuant to the Option with respect to which Grantee then has beneficial ownership;

                (ii) The excess, if any, of (x) the Applicable Price (as defined below) for each share of Issuer Common Stock over (y) the Purchase Price (subject to adjustment pursuant to Section 7), multiplied by the number of shares of Issuer Common Stock with respect to which the Option has not been exercised; and

                (iii) the excess, if any, of the Applicable Price over the Purchase Price (subject to adjustment pursuant to Section 7) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Grantee for each share of Issuer Common Stock with respect to which the Option has been exercised and with respect to which Grantee then has beneficial ownership, multiplied by the number of such shares.

             (b) If Grantee exercises its right under this Section 8, Issuer shall, to the extent permitted by applicable law, within 10 business days after the Request Date, pay the Section 8 Repurchase Consideration to Grantee in immediately available funds, and contemporaneously with such payment Grantee shall surrender to Issuer the Option and the certificates evidencing the shares of Issuer Common Stock purchased thereunder with respect to which Grantee then has beneficial ownership, and Grantee shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all liens, claims, charges, and encumbrances of any kind whatsoever. Notwithstanding the foregoing, to the extent that prior notification to or approval of the Board of Governors of the Federal Reserve System or other regulatory authority is required in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, Grantee shall have the ongoing option to revoke its request for repurchase pursuant to this Section 8, in whole or in part, or to require that Issuer deliver from time to time that portion of the Section 8 Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for approval and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or application and the obtaining of any such approval). If the Board of Governors of the Federal Reserve System or any other regulatory authority disapproves of any part of Issuer's proposed repurchase pursuant to this Section 8, Issuer shall promptly give notice of such fact to Grantee. If the Board of Governors of the Federal Reserve System or other agency prohibits the repurchase in part but not in whole, then Grantee shall have the right (i) to revoke the repurchase request, or
        (ii) to the extent permitted by the Board of Governors of the Federal Reserve System or other agency, determine whether the repurchase should apply to the Option and/or Option Shares and to what extent to each, and Grantee shall thereupon have the right to exercise the Option as to the number of Options Shares for which the Option was exercisable at the Request Date less the sum of the number of shares covered by the Option in respect of which payment has been made pursuant to Section 8(a)(ii) and the number of shares covered by the portion of the Option (if any) that has been repurchased. Grantee shall notify Issuer of its determination under the preceding sentence within five (5) days of receipt of notice of disapproval of the repurchase.

             Notwithstanding anything herein to the contrary, all of the Grantee's rights under this Section 8 shall terminate on the date of termination of this Option pursuant to Section 3(a).

             (c) For purposes of this Agreement, the "Applicable Price" means the highest of (i) the highest price per share of Issuer Common Stock paid for any such share by the person or groups described in Section 8(d)(i); (ii) the price per share of Issuer Common Stock received by holders of Issuer Common Stock in connection with any merger or other business combination transaction described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii); or (iii) the highest closing sales per share of Issuer Common Stock quoted on the NASDAQ/NMS (or if Issuer Common Stock is not quoted on the market or securities exchange on which such shares are traded as reported by a recognized source chosen by Grantee and reasonably acceptable to Issuer) during the 60 business days preceding the Request Date; provided, however, that in the event of a sale of less than all of Issuer's assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by Grantee, divided by the number of shares of the Issuer Common Stock outstanding at the time of such sale. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by Grantee and reasonably acceptable to Issuer, which determination shall be conclusive for all purposes of the Agreement.

             (d) As used herein, "Repurchase Event" shall occur if (i) any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership of (as such term is defined in Rule 13d-3 promulgated under the 1934 Act), or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the 1934
        Act) shall have been formed which beneficially owns or has the right the acquire beneficial ownership of, 50% or more of the then outstanding shares of Issuer Common Stock, or (ii) any of the transactions described in Section 7(b)(i), 7(b)(ii), or 7(b)(iii) shall be consummated.

             (e) In connection with the application of the provisions of this
        Section 8, Grantee acknowledges that Issuer's ability to fund the
        Section 8 Repurchase Consideration in accordance with the provisions of this Section 8 may be dependant upon the ability of Issuer to obtain the prior approval of the Board of Governors of the Federal Reserve System and applicable provisions of Florida law and that, unless there has been an agreement of the type described in Section 7(b), Issuer's obligations under this Section 8 do not impose on the Issuer an obligation to otherwise finance the payment of the Section 8 Repurchase Consideration through the incurrence of indebtedness or the issuance of capital instruments or securities by Issuer in either case sufficient in amount to satisfy the payment of the
        Section 8 Repurchase Consideration. Accordingly, Issuer shall not be deemed to be in breach of this Section 8 if, after making its best efforts to obtain regulatory authorization for a capital distribution required to pay the Section 8 Repurchase Consideration, it is unable to do so.

          9. Quotation: Listing. If the Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then authorized for quotation or trading or listing on the NASDAQ/NMS or any securities exchange, Issuer, upon the request of Grantee, will promptly file an application, if required, to authorize for quotation or trading or listing shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the NASDAQ/NMS or such other securities exchange and will use its best efforts to obtain approval, if required, of such quotation or listing as soon as practicable.

          10. Division of Option. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the Option of the Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction, or mutilation of this Agreement, and (in the case of loss, theft, or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of the Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

        11. Miscellaneous

             (a) Expenses. Each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

             (b) Waiver and Amendments. Any provision of this Agreement may be waived at any time in writing by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered, or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

             (c) Entire Agreement: No Third-Party Beneficiary:
        Severability. This Agreement, together with the Merger Agreement and the other documents and instruments referred to herein and therein, between Grantee and Issuer (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and
        (b) is not intended to confer upon any person other than the parties hereto (other than any transferee of the Option Shares or any permitted transferee of this Agreement pursuant to Section 11(h)) any rights or remedies hereunder. If any terms, provision, covenant, or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Grantee to Acquire, or does not require Issuer to repurchase, the full number of shares of Issuer Common Stock as provided in Sections 3 and 8 (as adjusted pursuant to Section 7), it is the express intention of Issuer to allow Grantee to Acquire or to require Issuer to repurchase such lesser number of shares as may be permissible without any amendment or modification hereof.

             (d) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Alabama without regard to any applicable conflicts of law rules.

             (e) Descriptive Headings. The description headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

             (f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Issuer to:     South Florida Banking Corp.
                     20 Circuit Avenue
                     Wellfleet, Massachusetts 02667
                     Telecopy Number: (508) 349-1396
                     Attention:  David Crockett
                                  Chairman
with a copy to:      Schifino & Fleischer, P.A.
                     One Tampa City Center, Suite 2700
                     201 North Franklin Street
                     Tampa, Florida 33602
                     Telecopy Number: (813) 223-3070
                     Attention:  William J. Schifino, Esq.
If to Grantee to:    The Colonial BancGroup, Inc.
                     P.O. Box 1108
                     Montgomery, Alabama 36101
                     Telecopy Number (334) 240-5069
                     Attention:  W. Flake Oakley, IV
                                  Chief Financial Officer
with a copy to:      Miller, Hamilton, Snider & Odom, L.L.C.
                     Suite 802
                     One Commerce Street
                     Montgomery, Alabama 36104
                     Telecopy Number (334) 265-4533
                     Attention:  Hugh C. Nickson, III, Esq.

             (g) Counterparts. This Agreement and all amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed, it being understood that both parties need not sign the same counterpart.

             (h) Assignment. Neither this Agreement nor any of the rights, interests, or obligations hereunder or under the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Grantee may assign this Agreement to a wholly owned subsidiary of Grantee. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

             (i) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

             (j) Specific Performance. The parties hereto agree that this Agreement may be enforced by either party through specific performance, injunctive relief, and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

     IN WITNESS WHEREOF, Issuer and Grantee have caused this agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.

ATTEST:                                                  SOUTH FLORIDA BANKING CORP.

By:          /s/ JOSEPHINE HOUGE                          By:          /s/ JOHN N. ELDER
    ----------------------------------------                 ---------------------------------------
               Josephine Houge                                            John N. Elder
                 Secretary                                      Executive Vice President & C.F.O.

[CORPORATE SEAL]

ATTEST:                                                  THE COLONIAL BANCGROUP, INC.

By:          /s/ DONNA R. PIEL                            By:        /s/ W. FLAKE OAKLEY, IV
    ----------------------------------------                 ---------------------------------------
                Donna R. Piel                                          W. Flake Oakley, IV
             Assistant Secretary                                     Chief Financial Officer

[CORPORATE SEAL]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Pursuant to section 145 of the Delaware General Corporation Law, as amended, and the Restated Certificate of Incorporation of the Registrant, officers, directors, employees, and agents of the Registrant are entitled to indemnification against liabilities incurred while acting in such capacities on behalf of the Registrant, including reimbursement of certain expenses. In addition, the Registrant maintains an officers and directors insurance policy pursuant to which certain officers and all directors of the Registrant are entitled to indemnification against certain liabilities, including reimbursement of certain expenses, and the Registrant has indemnity agreements ("Indemnification Agreements") with certain officers and all of its directors pursuant to which such persons may be indemnified by the Registrant against certain liabilities, including expenses.

         The Indemnification Agreements are intended to provide additional indemnification to directors and officers of BancGroup beyond the specific provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, a company may indemnify its directors and officers in circumstances other than those under which indemnification and the advance of expenses are expressly permitted by applicable statutory provisions.

         Under the Delaware General Corporation Law, a director, officer, employee or agent of a corporation (i) must be indemnified by the corporation for all expenses incurred by him (including attorneys' fees) when he is successful on the merits or otherwise in defense of any action, suit or proceeding brought by reason of the fact that he is or was a director, officer, employee or agent of the corporation, (ii) may be indemnified by the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement of any such proceeding (other than a proceeding by or in the right of the corporation) even if he is not successful on the merits if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful), and (iii) may be indemnified by the corporation for expenses (including attorneys' fees) incurred by him in the defense or settlement of a proceeding brought by or in the right of the corporation, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; provided that no indemnification may be made under the circumstances described in clause (iii) if the director, officer, employee or agent is adjudged liable to the corporation, unless a court determines that, despite the adjudication of liability but in view of all of the circumstances, he is fairly and reasonably entitled to indemnification for the expenses which the court shall deem proper. The indemnification described in clauses (ii) and (iii) above (unless ordered by a court) may be made only as authorized in a specific case upon determination by
(i) a majority of a quorum of disinterested directors, (ii) independent legal counsel in a written opinion, or (iii) the stock holders, that indemnification is proper in the circumstances because the applicable standard of conduct has been met. Expenses (including attorneys' fees) incurred by an officer or director in defending a proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the advance if it is ultimately determined that he is not entitled to be indemnified by the corporation. Expenses (including attorneys' fees) incurred by other employees and agents may be advanced by the corporation upon terms and conditions deemed appropriate by the board of directors.

         The indemnification provided by the Delaware General Corporation Law has at least two limitations that are addressed by the Indemnification
Agreements: (i) BancGroup is under no obligation to advance expenses to a director or officer, and (ii) except in the case of a proceeding in which a director or officer is successful on the merits or otherwise, indemnification of a director or officer is discretionary rather than mandatory.

         The Indemnification Agreements, therefore, cover any and all expenses (including attorneys' fees and all other charges paid or payable in connection therewith) incurred in connection with investigating, defending, being a witness or participating in (including an appeal), or preparing to defend, be a witness in or participate in, any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation, whether civil, criminal, administrative or otherwise, related to the fact that such director or officer is or was a director, officer, employee or agent of BancGroup or is or was serving at the request of BancGroup as a director, officer, employee, agent, partner, committee member or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of anything done or not done by such director or officer in any such capacity.

         The Indemnification Agreements also provide for the prompt advancement of all expenses incurred in connection with any proceeding and obligate the director or officer to reimburse BancGroup for all amounts so advanced if it is subsequently determined, as provided in the Indemnification Agreements, that the director or officer is not entitled to indemnification.

         The Indemnification Agreements further provide that the director or officer is entitled to indemnification for, and advancement of, all expenses (including attorneys' fees) incurred in any proceeding seeking to collect from BancGroup an indemnity claim or advancement of expenses under the Indemnification Agreements, BancGroup's Certificate of Incorporation, or the Delaware General Corporation Law, regardless of whether the director or officer is successful in such proceeding.

         The Indemnification Agreements impose upon BancGroup the burden of proving that the director or officer is not entitled to indemnification in any particular case, and the Indemnification Agreements negate certain presumptions which might otherwise be drawn against a director or officer in certain circumstances. Further, the Indemnification Agreements provide that if BancGroup pays a director or officer pursuant to an Indemnification Agreement, BancGroup will be subrogated to such director's or officer's rights to recover from third parties.

         The Indemnification Agreements stipulate that a director's or officer's rights under such contracts are not exclusive of any other indemnity rights a director or officer may have; however, the Indemnification Agreements prevent double payment. The Indemnification Agreements require the maintenance of directors' and officers' liability insurance if such insurance can be maintained on terms, including rates, satisfactory to BancGroup.

         The benefits of the Indemnification Agreements would not be available if (i) the action with respect to which indemnification is sought was initiated or brought voluntarily by the officer or director (other than an action to enforce the right to indemnification under the Indemnification Agreements); (ii) the officer or director is paid for such expense or liability under an insurance policy; (iii) the proceeding is for an accounting of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended; (iv) the conduct of the officer or director is adjudged as constituting an unlawful personal benefit, or active or deliberate dishonesty or willful fraud or illegality; or
(v) a court determines that indemnification or advancement of expenses is unlawful under the circumstances.

         The Indemnification Agreements would provide indemnification for liabilities arising under the Securities Act of 1933, as amended. BancGroup has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a) The following is a list of exhibits that are included in Part II of the Registration Statement. Such exhibits are separately indexed elsewhere in the Registration Statement.


                                   DESCRIPTION


Exhibit 2 Plan of acquisition, reorganization, arrangement, liquidation of successor:

         2.1 Agreement and Plan of Merger between The Colonial BancGroup, Inc. and South Florida Banking Corp., dated as of September 4, 1997, included in the Prospectus portion of this Registration Statement at Appendix A and incorporated herein by reference.


         2.2* South Florida Banking Corp. Incentive Option Plan, as amended July 19, 1993 and Non-Qualified Stock Option Plan for Directors (Non- Employees).


         2.3 Stock Option Agreement between The Colonial BancGroup, Inc. and South Florida Banking Corp, dated as of September 4, 1997, included in the Prospectus portion of this Registration Statement at Appendix C and incorporated herein by reference.

Exhibit  4        Instruments defining the rights of security holders:

         4.1 Article 4 of the Restated Certificate of Incorporation of the Registrant filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

         4.2      Amendment to Article 4 of Registrant's Restated Certificate of

                  Incorporation, dated April 16, 1997, filed as Exhibit 4(A)(2) to the Registrant's Registration Statement on Form S-4 (File No. 333- 26217), effective May 9, 1997, and incorporated herein by reference.

         4.3      Article II of the Bylaws of the Registrant filed as Exhibit
                  4.2 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

         4.4 Dividend Reinvestment and Class A Common Stock Purchase Plan of the Registrant dated January 15, 1986, and Amendment No. 1 thereto dated as of June 10, 1986, filed as Exhibit 4(C) to the Registrant's Registration Statement on Form S-4 (File No. 33-07015), effective July 15, 1986, and incorporated herein by reference.

         4.5      Trust Indenture dated as of March 25, 1986, included as
                  Exhibit 4 to the Registrant's Amendment No. 1 to Registration Statement on Form S-2, file number 33-4004, effective March 25, 1986, and incorporated herein by reference.

         4.6 All other instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries - not filed pursuant to clause 4(iii) of Item 601(b) of Regulation S-K, to be furnished upon request of the Commission.

Exhibit 5 Opinion of Miller, Hamilton, Snider & Odom, L.L.C. as to certain Delaware law issues of the securities being registered.


Exhibit  8.1*     Tax Opinion of Coopers & Lybrand L.L.P.



Exhibit  23       Consents of experts and counsel:

         23.1     Consents of Coopers & Lybrand L.L.P.

         23.2     Consent of Coopers & Lybrand L.L.P.

         23.3     Consent of Miller, Hamilton, Snider & Odom, L.L.C.


Exhibit  24*      Power of Attorney.


Exhibit  99       Additional exhibits:

         99.1     Form of Proxy of South Florida Banking Corp.

         (b)      Financial Statement Schedules

                  The financial statement schedules required to be included pursuant to this Item are not included herein because they are not applicable or the required information is shown in the financial statements or notes thereto.


          *       Previously filed.


ITEM 22.          UNDERTAKINGS.

         (a)      The undersigned hereby undertakes as follows as required by
                  Item 512 of Regulation S-K:

                  (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

                  (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately above, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to such securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

         (d)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post- effective amendment to this Registration Statement:

                           (i)      To include any prospectus required by
                                    section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (e) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montgomery, Alabama, on the 17th day of December, 1997.


                                    THE COLONIAL BANCGROUP, INC.



                                    By: /s/ Robert E. Lowder
                                        -----------------------------
                                            Robert E. Lowder
                                            Its Chairman of the Board
                                            of Directors and Chief
                                            Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURES                          TITLE                                   DATE
----------                          -----                                   ----


/s/ Robert E. Lowder                Chairman of the Board                    **
-------------------------           of Directors and Chief Executive
Robert E. Lowder                    Officer


/s/ W. Flake Oakley, IV             Chief Financial                          **
-------------------------           Officer, Secretary
W. Flake Oakley, IV                 and Treasurer (Principal
                                    Financial Officer and
                                    Principal Accounting
                                    Officer)

          *                         Director                                 **
-------------------------
Lewis Beville



          *                         Director                                 **
-------------------------
Young J. Boozer

          *                         Director                                 **
-------------------------
William Britton



          *                         Director                                 **
-------------------------
Jerry J. Chesser



          *                         Director                                 **
-------------------------
Augustus K. Clements, III


         *                          Director                                 **
-------------------------
Robert C. Craft



          *                         Director                                 **
-------------------------
Patrick F. Dye



        *                           Director                                 **
-------------------------
Clinton O. Holdbrooks



        *                           Director                                 **
-------------------------
D. B. Jones



       *                            Director                                 **
-------------------------
Harold D. King



         *                          Director                                 **
-------------------------
John Ed Mathison

         *                          Director                                 **
-------------------------
Milton E. McGregor



         *                          Director                                 **
-------------------------
John C. H. Miller, Jr.



         *                          Director                                 **
-------------------------
Joe D. Mussafer



         *                          Director                                 **
-------------------------
William E. Powell



         *                          Director                                 **
-------------------------
J. Donald Prewitt




         *                          Director                                 **
-------------------------
Jack H. Rainer



         *                          Director                                 **
-------------------------
Jimmy Rane



         *                          Director                                 **
-------------------------
Frances E. Roper



         *                          Director                                 **
-------------------------
Simuel Sippial

        *                           Director                                 **
-------------------------
Ed V. Welch


* The undersigned, acting pursuant to a power of attorney, has signed this Registration Statement on Form S-4 for and on behalf of the persons indicated above as such persons' true and lawful attorney-in-fact and in their names, places and stead, in the capacities indicated above and on the date indicated below.


/s/ W. Flake Oakley, IV
-------------------------
W. Flake Oakley, IV
Attorney-in-Fact


**  Dated: December 17, 1997

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549





                            -------------------------





                                   EXHIBITS TO

                                    FORM S-4


                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933





                            -------------------------






                          THE COLONIAL BANCGROUP, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                  EXHIBIT INDEX



EXHIBIT                                                                            PAGE

Exhibit 2 Plan of acquisition, reorganization, arrangement, liquidation of successor:

         2.1      Agreement and Plan of Merger between The Colonial BancGroup,
                  Inc. and South Florida Banking Corp., dated as of September 4,
                  1997, included in the Prospectus portion of this registration statement at Appendix A and incorporated herein by reference.

         2.2*     South Florida Banking Corp. Incentive Option Plan, as amended
                  July 19, 1993 and Non-Qualified Stock Option Plan for
                  Directors (Non- Employees).



         2.3      Stock Option Agreement between The Colonial BancGroup, Inc.
                  and South Florida Banking Corp., dated as of September 4,
                  1997, included in the Prospectus portion of this Registration
                  Statement at Appendix C and incorporated herein by reference.

Exhibit  4        Instruments defining the rights of security holders:

         4.1      Article 4 of the Restated Certificate of Incorporation of the
                  Registrant filed as Exhibit 4.1 to the Registrant's Current
                  Report on Form 8-K, dated February 21, 1995, including the amendment to Article 4 noted at Exhibit 4(B) above, and incorporated herein by reference.

         4.2      Amendment to Article 4 or Registrant's Restated Certificate of
                  Incorporation, dated April 16, 1997, filed as Exhibit 4(A)(2) to the Registrant's Registration Statement on Form S-4 (File
                  No. 333- 26217), effective May 9, 1997, and incorporated herein by reference.

         4.3      Article II of the Bylaws of the Registrant filed as Exhibit
                  4.2 to the Registrant's Current Report on Form 8-K, dated
                  February 21, 1995, and incorporated herein by reference.

         4.4 Dividend Reinvestment and Class A Common Stock Purchase Plan of the Registrant dated January 15, 1986, and Amendment No. 1 thereto dated as of June 10, 1986, filed as Exhibit 4(C) to the Registrant's Registration Statement on Form S-4 (File No.
                  33-07015), effective July 15, 1986, and incorporated herein by reference.

         4.5      Trust Indenture dated as of March 25, 1986, included as
                  Exhibit 4 to the Registrant's Amendment No. 1 to Registration
                  Statement on Form S-2, file number 33-4004, effective March
                  25, 1986, and incorporated


                  herein by reference.

         4.6 All other instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries - not filed pursuant to clause 4(iii) of Item 601(b) of Regulation
                  S-K to be furnished upon request of the Commission.

Exhibit 5 Opinion of Miller, Hamilton, Snider & Odom, L.L.C. as to certain Delaware law issues of the securities being registered.

Exhibit  8.1*     Tax Opinion of Coopers & Lybrand L.L.P.


Exhibit  23       Consents of experts and counsel:

         23.1     Consents of Coopers & Lybrand L.L.P.

         23.2     Consent of Coopers & Lybrand L.L.P.

         23.3     Consent of Miller, Hamilton, Snider & Odom, L.L.C.

Exhibit  24*      Power of Attorney.


Exhibit  99       Additional exhibits:

         99.1     Form of Proxy of South Florida Banking Corp.

* Previously filed.